Sime UEP Properties Berhad
(5835-W)


Sime UEP
BHS 3128

2006
Annual Report Laporan Tahunan

Mission Statement

We are professionals committed to:

- Buiding high quality and value for money products
- Providing quality services
- Optimising investment returns
- Being the employer of choice

Penyata Misi

Kami adalah profesional yang komited untuk:

- Membina produk yang berkualiti tinggi dan bernilai untuk wang
- Menyediakan perkhidmatan berkualiti
- Memberi pulangan pelaburan terbaik
- Menjadi majikan pilihan

Vision Statement

We strive to be the preferred Malaysian property developer

Penyata Visi

Kami bertekad untuk menjadi pemaju hartanah pilihan Malaysia

Cover Rationale 'Flourishing With Time'

Time is the essence in which a seed needs to grow into full maturity. As the years that have helped Sime UEP in shaping the successful township of Subang Jaya into what it is today.

With the passion and commitment to create value for its customers and shareholders, Sime UEP has grown from a single township developer to become one of Malaysia's leading and well-respected community builders with major projects in Putra Heights, Ara Damansara and Bandar Bukit Raja.

Such growth and commitment are reflected in the stylised tree on the cover of this year's Annual Report. The extending branches that run across the back cover signifiy the Company's relentless effort to uphold Sime UEP's reputation as one that delivers quality, innovation and value to both its customers and shareholders.

The images seen on the cover and theme pages of the Annual Report are candid display of a conducive, comfortably secured and vibrant lifestyle in Sime UEP's thriving townships. They form the hallmark of the Company's passion in not only building quality projects but in helping businesses prosper and careers grow.

As a whole, the Annual Report 2006 is a commemoration of Sime UEP's commitment in building communities and a celebration of its achievements over the years.

Rasional Kulit Luar 'Berkembang Meniti Masa'

Seperti mana biji benih memerlukan masa untuk bercambah dan seterusnya menjadi matang, begitulah Sime UEP meniti masa membina dan menjadikan Subang Jaya sebuah perbandaran yang berjaya hari ini.

Berbekalkan kesungguhan dan komitmen untuk mencipta nilai bagi para pelanggan dan pemegang sahamnya, daripada sebuah pemaju perbandaran tunggal, Sime UEP telah berkembang dan menjadi salah satu daripada pembina komuniti yang terkemuka dan paling disegani di Malaysia dengan projek utama di Putra Heights, Ara Damansara dan Bandar Bukit Raja.

Pertumbuhan dan komitmen ini dipaparkan melalui olahan gaya sepohon pokok seperti yang tertera di kulit luar Laporan Tahunan pada tahun ini. Dedahan yang mendepang dan bercabang sehingga ke kulit belakang menunjukkan kesungguhan Syarikat yang berterusan di dalam mengekalkan reputasi Sime UEP sebagai pemaju hartanah yang memberikan kualiti, inovasi dan nilai kepada para pelanggan dan pemegang sahamnya.

Imej yang dapat dilihat pada kulit luar dan muka surat tema Laporan Tahunan ini adalah paparan sebuah kehidupan yang kondusif, selesa, selamat dan ceria di perbandaran Sime UEP yang berkembang maju. Semua ini, bukan sahaja menjadi ciri kesungguhan Syarikat untuk membina projek yang berkualiti, bahkan juga turut menjadi pemangkin kepada kejayaan perniagaan dan perkembangan kerjaya.

Secara keseluruhannya, Laporan Tahunan 2006 ini melambangkan komitmen Sime UEP di dalam membina komuniti dan meraikan kejayaan yang telah dicapai olehnya sejak bertahun lalu.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your ordinary shares of RM1.00 each in Sime UEP Properties Berhad (Company No. 5835-W), you should at once hand this Circular and the 2006 Annual Report to the purchaser or the stockbroker, bank or agent through whom the sale was contracted for onward transmission to the purchaser.

Bursa Malaysia Securities Berhad takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

SIME UEP PROPERTIES BERHAD

(Company No. 5835-W)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The ordinary resolution in respect of the above proposal will be tabled at the 40th Annual General Meeting of the Company. Notice of the 40th Annual General Meeting of the Company together with the Form of Proxy are set out in the 2006 Annual Report of the Company despatched together with this Circular.

The Form of Proxy should be completed and returned in accordance with the instructions therein as soon as possible and in any event must be deposited at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn. Bhd. at 312, 3rd Floor, Block C Kelana Square, 17, Jalan SS 7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia not later than forty-eight (48) hours before the time fixed for the Annual General Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

Last date and time for lodging of Form of Proxy	:	Tuesday, 17 October 2006 at 11.00 a.m.
Date and time of Annual General Meeting	:	Thursday, 19 October 2006 at 11.00 a.m
Venue of Annual General Meeting	:	Selangor Ballroom 3, Lobby Floor, Sheraton Subang Hotel & Towers, Jalan SS12/1, 47500 Subang Jaya, Selangor Darul Ehsan.

This Circular is dated 22 September 2006

Except where the context otherwise requires, the following definitions *(in alphabetical order)* shall apply throughout this Circular *(definitions denoting the singular number shall also include the plural number and vice versa, where applicable)*:

"Act"	:	Companies Act, 1965, as amended from time to time
"AGM"	:	Annual General Meeting of Sime UEP
"Board"	:	Board of Directors of Sime UEP
"Bursa Securities"	:	Bursa Malaysia Securities Berhad (Company No. 635998-W)
"Director"	:	Shall have the meaning given in Section 4 of the Act and includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a Director of Sime UEP (or any other company which is its subsidiary or holding company or a chief executive officer of Sime UEP or its subsidiary or holding company
"Listing Requirements"	:	The Listing Requirements of Bursa Securities
"Major Shareholder"	:	A person who has an interest or interests in one (1) or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in that company. This includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a major shareholder of Sime UEP as defined above (or any other company which is a subsidiary of Sime UEP or a holding company of Sime UEP). For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act
"Net Assets"	:	Total assets after deducting total liabilities
"Person(s) Connected"	:	As defined in Chapter 1 Paragraph 1.01 of the Listing Requirements
"Proposed Shareholders' Mandate"	:	Proposed shareholders' mandate for the Sime UEP Group to enter into recurrent related party transactions of a revenue or trading nature in the ordinary course of business which are necessary for the Group's day-to-day operations
"Related Party"	:	A Director, Major Shareholder or a person connected with such Director or Major Shareholder
"Related Party Transaction"	:	A transaction entered into by the Sime UEP Group which involves the interest, direct or indirect, of a Related Party
"RM" and "sen"	:	Ringgit Malaysia and sen, respectively

"SDB"	:	Sime Darby Berhad (Company No. 41759-M)
"SES"	:	Sime Engineering Services Berhad (Company No. 582750-H)
"Sime UEP" or "the Company"	:	Sime UEP Properties Berhad (Company No. 5835-W)
"Sime UEP Group" or "the Group"	:	Sime UEP and its subsidiary companies, collectively
"Sime UEP Share(s)"	:	Ordinary share(s) of RM1.00 each in Sime UEP
"SJMC"	:	Subang Jaya Medical Centre Sdn. Bhd. (Company No. 87533-X)

CONTENTS

SIME UEP PROPERTIES BERHAD

(Company No. 5835-W)
(Incorporated in Malaysia)

Registered Office:
9th Floor, Wisma UEP
Jalan USJ 10/1A
Pusat Perniagaan USJ 10
47620 Subang Jaya
Selangor Darul Ehsan

22 September 2006

Directors

Tan Sri Dato' Hamad Kama Piah bin Che Othman *(Non-Independent Non-Executive Chairman)*
Ir. Jauhari bin Hamidi *(Managing Director)*
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid *(Non-Independent Non-Executive Director)*
Dato' Seri Ainum binti Mohamed Saaid *(Independent Non-Executive Director)*
Datuk Khatijah binti Ahmad *(Independent Non-Executive Director)*
Dato' Mustafa bin Mohd Ali *(Non-Independent Non-Executive Director)*
Sekhar Krishnan *(Non-Independent Non-Executive Director)*
Tan Sri Wan Abdul Rahman bin Hj. Wan Yaacob *(Independent Non-Executive Director)*
Dato' Zolkapli @ Zulkifli bin Sharif *(Independent Non-Executive Director)*

To: The Shareholders of Sime UEP Properties Berhad

Dear Sir/Madam,

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

---

1. INTRODUCTION

Sime UEP had obtained from its shareholders at the AGM held on 19 October 2005 a mandate to allow the Sime UEP Group to enter into recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations which are carried out in the ordinary course of business on normal commercial terms which are more favourable to the Related Party than those generally available to the public.

The mandate, details of which had been set in the Circular dated 22 September 2005, in accordance with the Listing Requirements will expire at the conclusion of the 40th AGM of the Company.

On 25 August 2006, the Company announced that it proposes to seek the approval of its shareholders for the Proposed Shareholders' Mandate.

The purpose of this Circular is to provide you with details of the Proposed Shareholders' Mandate and to seek your approval for the ordinary resolution pertaining to the Proposed Shareholders' Mandate to be tabled at the forthcoming AGM as Special Business. The Notice of the AGM and the Form of Proxy are enclosed in the Annual Report of the Company for the financial year ended 30 June 2006.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Board proposes to seek a shareholders' mandate to allow the Sime UEP Group to enter into recurrent Related Party Transactions of a revenue or trading nature in the normal course of business which are necessary for the day-to-day operations of the Group, provided such transactions are made at arm's length, on the Group's normal commercial terms which are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of Sime UEP. These include transactions such as those described in Section 2.1 below with classes of Related Parties as set out in Section 2.2 below.

Notwithstanding the above, the Proposed Shareholders' Mandate sought does not cover any recurrent transactions of a revenue or trading nature involving companies in which the Employees Provident Fund Board ("EPF") and / or Permodalan Nasional Berhad ("PNB") and or funds managed by PNB are interested, in view of the following:

(i) the conditions set out in Section 4.1(g) of Practice Note 14/2002 issued by Bursa Securities are expected to be fulfilled, and therefore, transactions involving companies in which EPF is interested would not be regarded as related party transactions; and

(ii) Bursa Securities had on 13 July 2004, pursuant to an application made by SDB granted a waiver to the Company from having to comply with paragraphs 10.08 and 10.09 of the Listing Requirements in respect of transactions involving companies in which PNB and/or funds managed by PNB are interested. The Minister of Domestic Trade and Consumer Affairs had also issued a prescription effective from 28 February 2002, prescribing any right in respect of shares of a company in which PNB or any unit trust managed by PNB or its related companies is deemed to have an interest in, by virtue of Section 6A(4) of the Act, as not being an interest in the shares of the Company.

2.1 Categories of recurrent Related Party Transactions

The principal activities of the Sime UEP Group can be broadly categorised under the following business sectors:-

(a) Provision of project development and management services;

(b) Plantation operations and sale of oil palm fresh fruit bunches and acquisition of estate management services;

(c) Property development and maintenance;

(d) Investment holding;

(e) Rental of properties, and

(f) Building materials dealership and agency.

The categories of recurrent Related Party Transactions contemplated are detailed below:

(a) <u>Business services</u>

In the ordinary course of business, it is anticipated that transactions with the Related Parties under this category will include:

- Procurement or provision of services such as accreditation, certification and inspection services, contracting services, training of human resource, internal audit, management and advisory, insurance brokerage, travel agency, landscaping, freight forwarding, medical and hospitalisation and computer related services comprising hardware maintenance, consultancy, software solutions as well as bureau support, by companies in the Sime UEP Group, from or to the Related Parties;

- Provision of property development, management and maintenance services by companies in the Sime UEP Group to the Related Parties; and

- Procurement of plantation management services and plantation input and raw materials by companies in the Sime UEP Group from the Related Parties.

(b) Rental of properties

In the ordinary course of business, it is anticipated properties owned by companies in the Sime UEP Group will be rented by the Related Parties.

(c) Purchase and maintenance of motor vehicles and equipment

Transactions that may be carried out under this category include:

- Acquisition of motor vehicles and equipment by companies in the Sime UEP Group from Related Parties for use in the business of the Group; and
- Procurement of vehicle and equipment repair and maintenance services for motor vehicles and equipment owned by the Group from Related Parties.

(d) Purchase and sale of products and produce

In the course of the Group's businesses, the Group may enter into recurrent Related Party Transactions to purchase and/or sell produce and products which are necessary for its day-to-day operation. Transactions that may be carried out under this category include:-

- Purchase of products such as plant and machinery, equipment, security systems and car parking equipment and the related maintenance and support services as well as building/industrial materials and products by companies in the Sime UEP Group from the Related Parties for resale or use in the businesses of the Group;
- Sale of plantation produce such as oil palm fresh fruit bunches by a company in the Sime UEP Group to the Related Parties;
- Sale and acquisition of property development products such as land and buildings by companies in the Sime UEP Group to the Related Parties; and
- Procurement of works and construction contracts by companies in the Sime UEP Group from the Related Parties.

The inclusion of the above categories of recurrent Related Parties Transaction in the Proposed Shareholders' Mandate will allow the Sime UEP Group to transact with the Related Parties in an expeditious manner to meet the business needs of the Group.

2.2 Classes of Related Party

The Proposed Shareholders' Mandate will apply to the following classes of Related Party:-

(a) Directors;

(b) Major Shareholders; and

(c) persons connected with Directors and Major Shareholders.

2.3 Details of the recurrent Related Party Transactions included under the Proposed Shareholders' Mandate

The Proposed Shareholders' Mandate is in relation to the following recurrent Related Party Transactions :

The Sime UEP Group transacting with the following Related Parties	Categories of recurrent Related Party Transactions	Interested Directors / Major Shareholders and persons connected to them	Estimated value during the validity period of the mandate (RM'000)
SDB and its unlisted subsidiary and associate companies as set out below[4]: ▪ Sime Pilmoor Development Sdn Bhd ▪ Prominent Acres Sdn Bhd ▪ Megah Medical Specialists Group Sdn Bhd ▪ Sime Plantations Sdn Bhd ▪ CPB Properties Sdn Bhd ▪ Constant Skyline Sdn Bhd ▪ Stableford Development Sdn Bhd ▪ Sime Alexander Forbes Insurance Brokers Sdn Bhd ▪ Sime Darby Travel Sdn Bhd ▪ Sime Holidays Sdn Bhd ▪ Subang Jaya Medical Centre Sdn Bhd ▪ Sime Coatings Sdn Bhd ▪ Sime Inax Sdn Bhd ▪ Sime Darby Marketing Sdn Bhd ▪ Sime Darby Land Sdn Bhd ▪ Sime Solution Centre Sdn Bhd ▪ The China Engineers (M) Sdn Bhd ▪ Sime NET Technologies Sdn Bhd ▪ Continental Sime Tyre PJ Sdn Bhd ▪ Continental Sime Tyre Marketing Sdn Bhd ▪ Hyumal Trading Sdn Bhd ▪ Hyumal Motor Sdn Bhd ▪ Oriental Hyundai Sdn Bhd ▪ Sime Darby Auto Italia Sdn Bhd ▪ Sime Darby Motor Division Sdn Bhd ▪ Sime UEP Brunsfield Properties Sdn Bhd ▪ Tractors Malaysia (1982) Sdn Bhd ▪ Ford Concessionaires Sdn Bhd ▪ Land Rover (Malaysia) Sdn Bhd	▪ Business services ▪ Rental of properties[5] ▪ Purchase and sale of products and produce ▪ Purchase of motor vehicles and equipment and maintenance services for motor vehicles and equipment	SDB[1], Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid[2], Sekhar Krishnan[2]	150,000*
SES and its subsidiary companies as set out below[4]: ▪ Mecomb Malaysia Sdn Bhd ▪ Sime Darby Offshore Engineering Sdn Bhd (formerly known as Sime Darby Offshore Sdn Bhd) ▪ Sime Engineering Sdn Bhd ▪ Chubb Malaysia Sdn Bhd	▪ Purchase and sale of products and produce ▪ Business Services ▪ Rental of properties	SDB[1], Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid[2], Sekhar Krishnan[2]	40,000*
Fadhlullah Associates Sdn Bhd	▪ Business Services	SDB[1], Dato' Mohamed Suleiman[3]	2,000*

* The values are merely estimates of transactions to be entered into based on the annual management plans and budgets of the Group for the financial year ending 30 June 2007 covering the period from the forthcoming AGM to the next AGM and the actual amount transacted may vary.

Notes:

1 *SDB is a major shareholder of Sime UEP, Tractors and SES.*

2 *Dato' Ahmad Zubair@ Ahmad Zubir bin Haji Murshid and Sekhar Krishnan, being the nominees of Sime Darby sits on the Board of Sime UEP, with Sekhar Krishnan holding 60,000 ordinary shares of RM0.50 each representing less than 0.01% equity interest in SDB as at 12 September 2006.*

3 *By virtue of Dato' Mohamed Suleiman, a Director of SDB, being person connected to the major shareholder of Fadhlullah Associates Sdn Bhd, a consultant providing business services to the Sime UEP Group.*

4 *The Sime UEP Group may transact with unlisted subsidiary companies of SDB, SES and/or other than those set out in the above table.*

5 *Residential properties, located at Tropika Paradise Condominium, Jalan USJ 17/8, 47630 UEP Subang Jaya. The rental payments are payable on a monthly basis and not on a lump sum basis, while the rental periods do not exceed three (3) years. Accordingly, Sime UEP Group has complied with Paragraph 4.2(c) of the Practice Note 12/2001 issued by the Exchange. The said Practice Note stated that, the Shareholders' Mandate shall not apply for the entry into a lease of a property for a period exceeding three (3) years or such other assets which involve payments of rental or such consideration on a lump sum basis.*

2.4 Disclosure and review procedures for the recurrent Related Party Transactions

The Sime UEP Group has established guidelines and procedures to ensure that the recurrent Related Party Transactions are undertaken on an arms' length basis and on normal commercial terms consistent with the Group's normal business practices and policies, which are no more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

The procedures established by the Group are as follows:-

(a) An updated list of Related Parties shall be circulated to management and subsidiaries from time to time for reference in ensuring that all transactions with such Related Parties are undertaken on arms' length basis and on normal commercial terms which are not more favourable to the Related Parties than those generally available to the public. These include transacting at the prevailing market rates/prices of the service or product provider's usual commercial terms or otherwise in accordance with applicable industry norms.

(b) All operating subsidiary companies shall review the existing information systems to ensure features are incorporated into the systems for capturing information on Recurrent Related Party Transactions at source, for instance, when purchase requisitions/orders are raised.

(c) Records shall be maintained to capture all recurrent Related Party Transactions which are entered into pursuant to the Proposed Shareholders' Mandate. Details of all recurrent Related Party Transactions made during the financial year shall be disclosed in the annual report in accordance with the applicable accounting standards.

(d) Sime UEP adopts SDB's Group Policies and Authorities ("GPA") particularly in the following areas which have relevance in respect of Related Party Transactions:-

- defined authority limits for approval of proposed capital expenditure which include leasing or renting of premises/assets for a period of over one (1) year. Details of the transacting parties, particularly if it is a Related Party, and terms of the transaction must be furnished in the proposal.

- policies on conflicts of interests which require Directors and employees to act in good faith at all times in the best interest of the companies within the Group.

- the requirement for an internal and management audit team to review the internal control systems of the Group so as to reasonably provide assurance to the Board of Directors, Audit & Accounts Committee and management of the proper conduct and adherence to controls and procedures.

- policies on purchases of its products which should not be on terms that are more favourable than those offered to the public or, in the case of executive Directors, those offered to employees of the Group under any staff purchase scheme. Directors are required to obtain clearance from the Group Secretarial Department before purchasing any products from the SDB Group exceeding a certain limit.

- tendering procedures to ensure competitive bidding principles are observed in the procurement of goods and services. These include setting up of tender committees, having sufficient number of vendors (normally not less than 3) to bid where all priced bids received on sealed basis and appropriately documented as well as witnessed upon opening.

- specified duties and roles of the Audit & Accounts Committee which shall include, inter alia, the review of recurrent Related Party Transactions.

(e) Any Director who has an interest in any transaction shall abstain from board deliberation and voting on the relevant resolution(s) in respect of the recurrent Related Party Transaction.

(f) The corporate assurance plan shall incorporate a review of the recurrent Related Party Transactions entered into as well as management's system and procedures to capture and compile information of such transactions. The Audit & Accounts Committee shall review the corporate assurance reports to ascertain whether the established guidelines and procedures for recurrent Related Party Transactions have been complied with.

(g) Any member of the Audit & Accounts Committee may, as he deems fit, request for additional information pertaining to the recurrent Related Party Transactions from independent sources or advisers.

2.5 Statement from the Audit & Accounts Committee

The Audit & Accounts Committee has seen and reviewed the procedures and is satisfied that the guidelines and procedures for recurrent Related Party Transactions are sufficient to ensure that such Related Party Transactions will be carried out on normal commercial terms which are not prejudicial to the interests of shareholders, and that the terms of the recurrent Related Party Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of Sime UEP.

The Audit & Accounts Committee may at its discretion, amend the guidelines and processes which are no longer appropriate or adequate, to ensure that the recurrent Related Party Transactions are, at all times carried out on terms consistent with the Group's practices and not to the detriment of the minority shareholders.

As at 22 September 2006, the Audit & Accounts Committee comprises the following members :

Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob (Chairman)
Dato' Seri Ainum binti Mohamed Saaid
Datuk Khatijah binti Ahmad
Dato' Mustafa bin Mohd Ali
Encik Sekhar Krishnan

2.6 Validity period of the Proposed Shareholders' Mandate

The Mandate is subject to annual renewal. In this respect, any authority conferred by the Mandate shall only continue to be in force until:-

i) the conclusion of the next annual general meeting of the Company following the general meeting at which the Mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;
ii) the expiration of the period within which the next annual general meeting after the date is required to be held pursuant to Section 143 (1) of the Companies Act, 1965 (but shall not extend to such extensions as may be allowed pursuant to Section 143 (2) of the Act); or
iii) revoked or varied by resolution passed by the shareholders of the Company in general meeting,

whichever is the earlier.

2.7 Disclosure in annual report

The Company has disclosed the details of the recurrent Related Party Transactions conducted during the financial year ended 30 June 2006 in its 2006 Annual Report in accordance with Section 4.15 of the Practice Note 12/2001 of the Listing Requirement.

Disclosure of the same will be made in the Annual Report for the subsequent financial year during which the Proposed Shareholders' Mandate is in force providing amongst others, the following information:

(a) the type of the recurrent Related Party Transactions conducted; and

(b) the names of the Related Parties involved in each type of the recurrent Related Party Transactions made and their relationship with the Company.

3. RATIONALE FOR THE PROPOSAL

The recurrent Related Party Transactions are carried out in the ordinary course of business and are made on an arms' length basis and on normal commercial terms which are not detrimental to the interests of the minority shareholders.

The recurrent Related Party Transactions entered into by the Group are intended to meet business needs at the best possible terms and it also enhances its ability to explore beneficial business opportunities and to promote cross-selling within the SDB Group which will be of benefit to all the companies within the SDB Group, including Sime UEP.

By obtaining the Proposed Shareholders' Mandate and the renewal of the same on annual basis the necessity to make frequent announcements to Bursa Securities and to convene separate general meetings from time to time to seek shareholders' prior approval as and when such recurrent Related Party Transactions occur as required under the Listing Requirements would not arise. This will substantially reduce the expenses associated with the convening of general meetings on an ad hoc basis, improve administrative efficacy considerably, and allow manpower resources and time to be chanelled towards attaining other corporate objectives.

4. EFFECTS OF THE PROPOSAL

The Proposed Shareholders' Mandate will not have any impact on the share capital, net assets, earnings, dividends or shareholding structure of Sime UEP.

5. CONDITION OF THE PROPOSAL

The Proposed Shareholders' Mandate is subject to the approval of the shareholders of the Company at the forthcoming AGM of the Company.

6. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED TO THEM

Save as disclosed in Section 2.3, none of the other Directors, Major Shareholders and/or persons connected to them has any interest, direct or indirect, in the Proposed Shareholders' Mandate.

Sime Darby being the interested Major Shareholders will abstain from voting in respect of its direct or indirect interest in Sime UEP at the forthcoming AGM.

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid and Sekhar Krishnan being nominees of Sime Darby and on the Board of Sime UEP have abstained and will continue to abstain from deliberating and voting on the resolution in any Board Meetings and in any general meeting in respect of the Proposed Shareholders' Mandate. They will also abstain from voting in respect of their direct and indirect interests, if any, in the Company on the Proposed Shareholders' Mandate at the forthcoming AGM.

Sime Darby, Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid, Sekhar Krishnan will also undertake to ensure that persons connected to them will abstain from voting on the ordinary resolution relating to the Proposed Shareholders' Mandate at the forthcoming AGM.

The direct and indirect shareholding of the interested Directors and Major Shareholder in Sime UEP as at 12 September 2006 are as follows:

	<....Direct.....>		<....Direct.....>	
	No. of Shares	%	No. of Shares	%
Directors				
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	-	-	-	-
Sekhar Krishnan	-	-	-	-
Major Shareholder				
SDB	206,927,280	51.15	-	-

Note:
* less than 0.1%

7. DIRECTORS' RECOMMENDATION

The Directors, (save for Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid and Sekhar Krishnan, being nominees of SDB on the Board of Sime UEP, who have abstained from giving an opinion and abstained from making a recommendation on the Proposed Shareholders' Mandate), having considered all aspects of the Proposed Shareholders' Mandate are of the opinion that the Proposal is in the best interests of the Company and they recommend that you vote in favour of the resolutions to be tabled at the forthcoming AGM.

8. AGM

The 40th AGM of the Company, the notice of which is enclosed in the 2006 Annual Report, will be held at Selangor Ballroom 3, Lobby Floor, Sheraton Hotel & Towers, Jalan SS12/1, 47500 Subang Jaya, Selangor Darul Ehsan, on Thursday, 19 October 2006, at 11.00 a.m. for the purpose of considering and, if thought fit, approving, inter alia, with or without modifications, the Ordinary Resolution on the Proposed Shareholders' Mandate, as Special Business.

You will also find, enclosed in the Company's 2006 Annual Report, a Form of Proxy for use in case you are unable to attend the AGM, which you are requested to complete and sign and return in accordance with the instruction printed thereon as soon as possible and, in any event, so as to arrive at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn. Bhd. at 312, 3rd Floor, Block C Kelana Square, 17, Jalan SS 7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia not later than forty-eight (48) hours before the time fixed for holding the AGM or any adjournment thereof.

The completion and lodgment of the Form of Proxy will not preclude you from attending and voting in person at the AGM should you subsequently decide to do so.

9. FURTHER INFORMATION

Shareholders are advised to refer to the appendix attached herewith for further information.

Yours faithfully
for and on behalf of the Board of Directors of
SIME UEP PROPERTIES BERHAD

TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN
Chairman

1. RESPONSIBILITY STATEMENT

The Directors of Sime UEP have seen and approved this Circular. The Directors, collectively and individually, accept full responsibility for the accuracy of the information contained in this Circular and confirm that to the best of their knowledge and belief, after making all reasonable enquiries, there are no other facts the omission of which would make any statement herein misleading.

2. MATERIAL CONTRACTS

There are no other material contracts which have been entered into by Sime UEP and/or its subsidiary companies during the two (2) years immediately preceding the date of this Circular, other than contracts entered into in the ordinary course of business.

3. MATERIAL LITIGATION

On 3 December 2003, an additional assessment to income tax in the amount of RM17.6 million was raised by the Director General of Inland Revenue ("DGIR") upon Sime UEP Heights Sdn. Bhd., a wholly-owned subsidiary of the Companies, in respect of the Year of Assessment 1997. This additional tax was assessed over gains realized in that year of assessment on compulsory acquisitions of land by the government. On 2 January 2004, the Group objected to this additional assessment and subsequently filed proceedings to seek judicial determination of the dispute. The Group denies liability, if any, to the RM17.6 million which is now dependent upon the outcome of these judicial proceedings. The Group is of the opinion that the relevant gains fall to be treated under the Real Property Gains Tax Act 1976 instead of the Income Tax Act 1967 and had at the time of the compulsory acquisitions, made the necessary fillings and claims. The DGIR had agreed to the Group's treatment at that time. Accordingly, the Group disputes liability to the additional income tax now sought by the DGIR.

On 11 July 2006 a Writ of Summons was served by a third party ("the Plaintiff") on Puchong Quarry Sdn Bhd ("the Defendant"), an associated company in which the Group has a 30% equity interest.

In the Statement of Claim the Plaintiff alleged that the Defendant had without consent entered the Plaintiff's land, excavated and removed granite and other materials from its land. The Defendant at the relevant time was carrying on quarrying activities on an adjacent land and ceased operations in August 2004. The Plaintiff is claiming RM47 million and other damages.

The Defendant and its solicitors are in the process of seeking and collating more information on the claim and accordingly, it is not possible at this time to determine the Defendant's liability, if any.

Except for the above, there was no item, transaction or event of a material and unusual nature during the period from the end of the quarter under review to 18th August 2006.

4. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal office hours at the Registered Office of the Company at 9th Floor, Wisma UEP, Jalan USJ 10/1A, Pusat Perniagaan USJ 10, 47620 Subang Jaya, Selangor Darul Ehsan, Malaysia, from the date of this Circular up to and including the date of the AGM:

(i) Memorandum and Articles of Association of Sime UEP;

(ii) Audited financial statements of Sime UEP Group for the past two (2) financial years ended 30 June 2006.

Contents
Kandungan

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Fortieth Annual General Meeting of Sime UEP Properties Berhad will be held at the Selangor Ballroom 3, Lobby Floor, Sheraton Subang Hotel & Towers, Jalan SS 12/1, 47500 Subang Jaya, Selangor Darul Ehsan, on Thursday, 19 October 2006 at 11.00 a.m. for the following purposes:

AS ORDINARY BUSINESS

a. To receive the Directors' Report and the Financial Statements for the year ended 30 June 2006 and the Auditors' Report thereon. (Resolution 1)

b. To declare a final dividend for the year ended 30 June 2006. (Resolution 2)

c. To elect Datuk Khatijah binti Ahmad as a Director retiring pursuant to Article 104 of the Company's Articles of Association. (Resolution 3)

d. To re-elect the following Directors retiring pursuant to Articles 99 and 100 of the Company's Articles of Association:

   Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid (Resolution 4)
   Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob (Resolution 5)
   Dato' Zolkapli @ Zulkifli bin Sharif (Resolution 6)

e. To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration. (Resolution 7)

AS SPECIAL BUSINESS

f. To consider and, if thought fit, pass the following Ordinary Resolution: (Resolution 8)

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS

"THAT, subject to the Companies Act, 1965 ("the Act"), the Memorandum and Articles of Association of the Company and the Listing Requirements of Bursa Malaysia Securities Berhad, approval be and is hereby given to the Company and/or its subsidiary companies to enter into all arrangements and/or transactions, as detailed in Section 2.1 of the Circular to Shareholders of the Company dated 22 September 2006, involving the interests of Directors, major shareholders or persons connected with Directors and/or major shareholders of the Company and/or its subsidiaries ("Related Parties"), as detailed in Section 2.3 of the Circular to Shareholders of the Company dated 22 September 2006, provided that such arrangements and/or transactions are:

(i) recurrent transactions of a revenue or trading nature;
(ii) necessary for the day-to-day operations;
(iii) carried out in the ordinary course of business on normal commercial terms which are not more favourable to the Related Parties than those generally available to the public; and
(iv) are not to the detriment of the minority shareholders of the Company

(the "Mandate");

AND THAT the Mandate is subject to annual renewal and in this respect, any authority conferred by the Mandate shall only continue to be in force until:

a) the conclusion of the next annual general meeting of the Company following the general meeting at which the Mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;
b) the expiration of the period within which the next annual general meeting after the date is required to be held pursuant to Section 143 (1) of the Companies Act, 1965 (but shall not extend to such extensions as may be allowed pursuant to Section 143(2) of the Act); or
c) revoked or varied by resolution passed by the shareholders in general meeting, whichever is the earlier.

AND FURTHER THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to the Mandate."

By Order of the Board

Rasheedah binti Abu Bakar
Company Secretary

Noor Hiza binti Zainal
Joint Secretary

Subang Jaya
22 September 2006

Note
A member of the Company entitled to attend and vote is entitled to appoint one or two proxies to attend and vote in his/her stead. A proxy need not be a member of the Company. A Form of Proxy is enclosed herewith and should be completed and deposited at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn Bhd of 312, 3rd Floor, Block C, Kelana Square, 17, Jalan SS 7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia, not less than 48 hours before the time fixed for the meeting.

EXPLANATORY NOTES ON SPECIAL BUSINESS
Proposed Shareholders' Mandate for Recurrent Related Party Transactions
The Shareholders of the Company had granted the Mandate at the last Annual General Meeting held on 19 October 2005. The resolution for the Proposed Shareholders' Mandate, if passed, will authorise the Company and/or its subsidiary companies to enter into recurrent transactions involving the interests of Related Parties, which are of a revenue or trading nature and necessary for the Group's day-to-day operations, subject to the transactions being carried out in the ordinary course of business and on terms not to the detriment of the minority shareholders of the Company.

Further information is set out in the Circular to Shareholders dated 22 September 2006, despatched together with the Company's 2006 Annual Report.

1. **DIRECTORS WHO ARE STANDING FOR ELECTION OR RE-ELECTION**
The Director standing for election pursuant to Article 104 of the Company's Articles of Association is :

Datuk Khatijah binti Ahmad

The Directors standing for re-election pursuant to Articles 99 and 100 of the Company's Articles of Association are :

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob
Dato' Zolkapli @ Zulkifli bin Sharif

The profiles of the above Directors are set out in the section entitled 'Profile Of Board Of Directors' on pages 11 to 15. Their shareholdings in the Company and its subsidiaries are set out in the section entitled 'Directors' Interests in Shares' on page 72.

2. **DATE, TIME AND PLACE OF THE ANNUAL GENERAL MEETING**
The Fortieth Annual General Meeting of Sime UEP Properties Berhad will be held as follows:

Date : Thursday, 19 October 2006

Time : 11.00 a.m.

Place : Selangor Ballroom 3, Lobby Floor
Sheraton Subang Hotel & Towers
Jalan SS 12/1
47500 Subang Jaya
Selangor Darul Ehsan

DENGAN INI DIMAKLUMKAN bahawa Mesyuarat Agung Tahunan Ke Empat Puluh Sime UEP Properties Berhad akan diadakan di Selangor Ballroom 3, Lobby Floor, Sheraton Subang Hotel & Towers, Jalan SS 12/1, 47500 Subang Jaya, Selangor Darul Ehsan, pada hari Khamis, 19 Oktober 2006 jam 11.00 pagi untuk tujuan-tujuan berikut:

SEBAGAI URUSAN BIASA

a. Untuk menerima Laporan Pengarah dan Penyata Kewangan bagi tahun berakhir 30 Jun 2006 serta Laporan Juruaudit mengenainya. (Resolusi 1)

b. Untuk mengisytiharkan dividen akhir bagi tahun berakhir 30 Jun 2006. (Resolusi 2)

c. Untuk memilih Datuk Khatijah binti Ahmad sebagai Pengarah yang bersara di bawah peruntukan Artikel 104 Tataurusan Syarikat. (Resolusi 3)

d. Untuk memilih semula Pengarah berikut yang bersara di bawah peruntukan Artikel 99 dan Artikel 100 Tataurusan Syarikat:

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid (Resolusi 4)
Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob (Resolusi 5)
Dato' Zolkapli @ Zulkifli bin Sharif (Resolusi 6)

e. Untuk melantik semula PricewaterhouseCoopers sebagai Juruaudit dan untuk memberi kuasa kepada para Pengarah untuk menetapkan ganjaran mereka. (Resolusi 7)

SEBAGAI URUSAN KHAS

f. Menimbangkan dan, jika didapati wajar, meluluskan Resolusi Biasa berikut: (Resolusi 8)

CADANGAN MANDAT PEMEGANG SAHAM UNTUK URUSNIAGA PIHAK BERKAITAN YANG BERULANG

"BAHAWA, tertakluk kepada Akta Syarikat, 1965 ("Akta"), Tataurusan Syarikat dan Keperluan Penyenaraian Bursa Malaysia Securities Berhad, kelulusan adalah dengan ini diberikan kepada Syarikat dan/atau syarikat subsidiarinya untuk memasuki semua aturan dan/atau urusniaga, sebagaimana yang dihuraikan di dalam Seksyen 2.1 Pekeliling kepada Pemegang Saham Syarikat bertarikh 22 September 2006, yang melibatkan kepentingan Para Pengarah, pemegang saham utama atau orang-orang yang berkaitan dengan Para Pengarah, pemegang saham utama Syarikat dan/atau syarikat-syarikat subsidiarinya ("Pihak Berkaitan") sebagaimana dihuraikan di dalam Seksyen 2.3 Pekeliling kepada Pemegang Saham Syarikat bertarikh 22 September 2006, dengan syarat semua aturan dan/atau urusniaga tersebut adalah:

(i) urusniaga berulang-ulang bersifat hasil atau perdagangan;
(ii) adalah perlu bagi operasi harian;
(iii) dijalankan dalam urusan perniagaan biasa berdasarkan terma-terma komersial biasa yang tidak lebih memanfaatkan Pihak Berkaitan berbanding dengan yang secara umumnya boleh didapati oleh orang-orang awam; dan
(iv) tidak memudaratkan kepada pemegang saham minoriti Syarikat

("Mandat");

DAN BAHAWA Mandat ini tertakluk kepada pembaharuan tahunan dan di dalam hal ini, sebarang keputusan yang dirunding melalui Mandat akan terus berkuatkuasa sehingga:

a) penutupan dalam mesyuarat agung tahunan berikutnya Syarikat berikutan mesyuarat agung di mana Mandat telah diluluskan, di mana ia akan luput kecuali dengan resolusi yang telah diluluskan dalam mesyuarat itu, kuasa itu telah diperbaharui;
b) sehingga tamat tempoh di dalam mana mesyuarat agung tahunan berikutnya selepas tarikh yang mesyuarat itu perlu diadakan menurut Seksyen 143(1) Akta Syarikat, 1965 (tetapi tidak dilanjutkan kepada mana-mana tempoh lanjutan sebagaimana yang dibenarkan di bawah Seksyen 143(2) Akta tersebut); atau
c) dibatal atau diubahsuai dengan resolusi yang diluluskan oleh pemegang saham dalam mesyuarat agung, mana-mana yang terdahulu

DAN SELANJUTNYA BAHAWA Para Pengarah Syarikat diberi kuasa untuk menyempurnakan dan melakukan semua perkara (termasuk menyempurnakan semua dokumen yang diperlukan) yang mereka fikirkan wajar atau perlu untuk melaksanakan Mandat ini."

Dengan Perintah Lembaga

Rasheedah binti Abu Bakar
Setiausaha Syarikat

Noor Hiza binti Zainal
Setiausaha Bersama

Subang Jaya
22 September 2006

Nota

Seorang ahli Syarikat yang berhak menghadiri dan mengundi adalah berhak melantik seorang atau dua orang proksi untuk menghadiri dan mengundi bagi pihaknya. Seorang proksi tidak semestinya seorang ahli Syarikat. Borang proksi ada disertakan bersama-sama ini dan hendaklah disempurnakan dan dikembalikan kepada Pejabat Pendaftar Saham Syarikat, Epsilon Registration Services Sdn Bhd di 312, Tingkat 3, Block C, Kelana Square, 17, Jalan SS 7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia, tidak lewat daripada 48 jam sebelum waktu yang ditetapkan bagi mesyuarat.

NOTA PENJELASAN URUSAN KHAS

Cadangan Mandat Pemegang Saham untuk Urusniaga Pihak Berkaitan yang Berulang

Para Pemegang Saham Syarikat telah memberi Mandat tersebut pada Mesyuarat Agung Tahunan yang diadakan pada 19 Oktober 2005. Cadangan Resolusi untuk Mandat Pemegang Saham, jika diluluskan akan membenarkan Syarikat dan/atau syarikat-syarikat subsidiarinya memasuki mana-mana urusniaga pihak berkaitan yang berulang bersifat hasil atau perdagangan yang diperlukan untuk operasi harian Kumpulan, dijalankan dalam urusan perniagaan biasa berdasarkan terma-terma komersil biasa yang tidak memudaratkan kepada pemegang saham minoriti Syarikat.

Maklumat lanjut dibentangkan di dalam Pekeliling kepada Pemegang Saham Syarikat bertarikh 22 September 2006, yang dikirimkan bersama Laporan Tahunan Syarikat 2006.

1. **PARA PENGARAH YANG MENAWARKAN DIRI UNTUK PEMILIHAN ATAU PEMILIHAN SEMULA**

   Pengarah yang menawarkan diri untuk pemilihan menurut Artikel 104 Tataurusan Syarikat:

   Datuk Khatijah binti Ahmad

   Para Pengarah yang menawarkan diri untuk pemilihan semula menurut Artikel 99 dan Artikel 100 Tataurusan Syarikat:

   Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
   Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob
   Dato' Zolkapli @ Zulkifli bin Sharif

   Profil para pengarah yang disebutkan di atas dinyatakan di dalam seksyen bertajuk "Profil Lembaga Pengarah" di muka surat 11 hingga 15. Pegangan saham semua Pengarah dalam Syarikat dan syarikat-syarikat subsidiarinya dinyatakan di dalam seksyen bertajuk "Kepentingan Para Pengarah dalam Saham" di muka surat 106.

2. **TARIKH, MASA DAN TEMPAT MESYUARAT AGUNG TAHUNAN**

   Mesyuarat Agung Tahunan Ke Empat Puluh Sime UEP Properties Berhad akan diadakan pada:

   Tarikh : Khamis, 19 Oktober 2006

   Masa : 11.00 pagi

   Tempat : Selangor Ballroom 3, Lobby Floor
   Sheraton Subang Hotel & Towers
   Jalan SS 12/1
   47500 Subang Jaya
   Selangor Darul Ehsan

Company Profile
Profil Syarikat

Established in 1964 as United Estates Project Limited, Sime UEP Properties Berhad is today one in Malaysia's most distinct award-winning developers. Priding itself as the pioneer community builder in the development of quality township in Malaysia, Sime UEP has constantly remained at the forefront of the industry, delivering quality and comfort in all of its development.

Sime UEP first developed its flagship self-contained township of Subang Jaya in 1974, turning the 583 hectare development into the largest township in ASEAN nation built by a single private property developer. In 1988, banking on the success of Subang Jaya, another 728 hectares of land located south of Subang Jaya was developed into another township known as UEP Subang Jaya (USJ).

Expanding its development to the southern part of Malaysia, Sime UEP launched Taman Pasir Putih in Pasir Gudang, Johor in 1984. With a total land area of 268 hectares, development is on-going at this mixed township.

As a leading developer, Sime UEP continued its development of an industrial park adjoining UEP Subang Jaya in August 1993. The 199 hectare Taman Perindustrian UEP Subang Jaya hosts various types of industrial properties that cater to the needs of small to medium scale industries.

Following the same success formula as Subang Jaya and UEP Subang Jaya, Sime UEP forged ahead with the development of its third township in the Klang Valley in 1999. Named Putra Heights, the 727 hectare development is located to the south of, and is contiguous to UEP Subang Jaya township.

Responding to market demand for quality homes in prime locations, Sime UEP through its wholly-owned subsidiary, Lengkap Teratai Sdn Bhd develop the USJ 3 and Pinggiran USJ neighbourhood in November 2001 and October 2002 respectively.

In June 2002, Sime UEP and Consolidated Plantations Berhad jointly embarked on a new mega township development project called Bandar Bukit Raja in Klang. The 2,179 hectare township is a mixed development consisting of mainly residential and commercial properties.



Sime UEP Properties Berhad yang ditubuhkan pada tahun 1964 sebagai United Estates Project Limited kini merupakan salah satu pemaju hartanah Malaysia yang terkemuka dan telah mendapat pelbagai pengiktirafan. Bangga dengan kedudukannya selaku perintis dalam pembangunan komuniti dan perbandaran berkualiti di Malaysia, Sime UEP terus kekal sebagai peneraju industri dengan mengutamakan kualiti dan keselesaan dalam semua projek pembangunannya.

Sime UEP mula membangunkan perbandaran serba lengkapnya yang utama di Subang Jaya pada tahun 1974, dengan membangunkan tanah seluas 583 hektar dan menjadikannya perbandaran terbesar di negara ASEAN yang dibina oleh sebuah pemaju hartanah swasta tunggal. Pada tahun 1988, berasaskan kejayaan membangunkan Subang Jaya, sebuah lagi tanah seluas 728 hektar yang terletak di selatan Subang Jaya telah dimajukan dan menjadi satu lagi perbandaran yang dikenali sebagai UEP Subang Jaya (USJ).

Sime UEP memperluaskan pembangunannya ke bahagian selatan Malaysia melalui pelancaran Taman Pasir Putih di Pasir Gudang, Johor pada tahun 1984. Pembangunan masih berterusan di perbandaran campuran yang mempunyai keluasan tanah berjumlah 268 hektar ini.

Sebagai pemaju terulung, Sime UEP meneruskan pembangunan sebuah taman perindustrian berhampiran UEP Subang Jaya pada bulan Ogos 1993. Taman Perindustrian UEP Subang Jaya seluas 199 hektar ini mempunyai pelbagai jenis hartanah industri yang memenuhi keperluan industri bersaiz kecil hingga sederhana.

Berpandukan rumusan kejayaan yang sama seperti Subang Jaya dan UEP Subang Jaya, Sime UEP mengorak langkah dengan pembangunan perbandaran ketiganya di Lembah Klang pada tahun 1999. Pembangunan tanah seluas 727 hektar ini yang dinamakan Putra Heights terletak di sebelah selatan dan merupakan lanjutan kepada perbandaran UEP Subang Jaya.

Bagi memenuhi permintaan pasaran untuk rumah berkualiti di lokasi perdana, Sime UEP melalui syarikat subsidiari milik penuhnya, Lengkap Teratai Sdn Bhd telah memajukan USJ 3 dan kejiranan Pinggiran USJ masing-masing pada bulan November 2001 dan Oktober 2002.

Pada bulan Jun 2002, Sime UEP dan Consolidated Plantations Berhad secara bersama memulakan projek pembangunan perbandaran baru yang dikenali sebagai Bandar Bukit Raja di Klang. Perbandaran seluas 2,179 hektar ini merupakan pembangunan campuran yang terdiri terutamanya daripada hartanah kediaman dan komersial.

Double-storey linkhomes in Ara Damansara

Kediaman berangkai dua tingkat di Ara Damansara

Besides developing townships, Sime UEP also provides property and project management services. One of the projects which is currently managed by Sime UEP is Ara Damansara. This 299 hectare prestigious and exclusive development is situated along the Sultan Abdul Aziz Shah Airport Road. The developer for Ara Damansara is Sime Pilmoor Development Sdn Bhd, a wholly-owned subsidiary company of Sime Darby Berhad.

Beginning 1 August 2002, Sime UEP has also undertaken the project management of Planters' Haven in Nilai, Negeri Sembilan and Taman Kerian Permai in Parit Buntar, Perak. Planters' Haven is a freehold residential community built amidst 145.7 hectares of fruit orchards whereas Taman Kerian Permai is a 34.8 hectare mixed development project comprising double-storey shophouses, double-storey linkhouses and single-storey linkhouses.

The Company has won the prestigious international 'FIABCI Prix d'Excellence Award' under the Best Residential category twice for its Subang Jaya and UEP Subang Jaya townships in 1995 and 2001 respectively. Sime UEP also holds the distinction of being the first property developer in Malaysia to be awarded the ISO 9002 Certification of Quality Management Systems, the ISO 14001 Certification of Environment Management Systems and the OHSAS 18001 Certification of the Occupational Health and Safety Management Systems from SIRIM.

Being the first Malaysian property developer to brand its products - 'Sime UEP Homes' with the tagline 'Malaysia's Favourite Homes', the brand is synonymous with strong features such as quality products, freehold land, innovative designs, strategic location, value-for-money and good capital appreciation.

Sime UEP's success todate is testimony to its delivering high quality real estate properties with excellent infrastructure, emphasising on innovative and value-worth products for its discerning customers.

Selain daripada pembangunan perbandaran, Sime UEP turut menyediakan perkhidmatan pengurusan hartanah dan pengurusan projek. Salah sebuah projek yang kini diuruskan oleh Sime UEP ialah Ara Damansara. Pembangunan berprestij dan eksklusif seluas 299 hektar ini terletak di sisi Jalan Lapangan Terbang Sultan Abdul Aziz Shah. Pemaju bagi Ara Damansara adalah Sime Pilmoor Development Sdn Bhd, sebuah syarikat subsidiari milik penuh Sime Darby Berhad.

Mulai 1 Ogos 2002, Sime UEP turut melaksanakan pengurusan projek di Planters' Haven di Nilai, Negeri Sembilan dan Taman Kerian Permai di Parit Buntar, Perak. Planters' Haven merupakan komuniti kediaman milik bebas yang dibina dalam dusun buah-buahan seluas 145.7 hektar sementara Taman Kerian Permai pula adalah projek pembangunan campuran seluas 34.8 hektar yang mengandungi rumah kedai dua tingkat, rumah berangkai dua tingkat dan rumah berangkai satu tingkat.

Sime UEP telah memenangi anugerah antarabangsa 'FIABCI Prix d'Excellence' yang berprestij untuk kategori Hartanah Kediaman Terbaik bagi perbandaran Subang Jaya pada tahun 1995 dan UEP Subang Jaya pada tahun 2001. Sime UEP turut mendapat pengiktirafan sebagai pemaju hartanah pertama di Malaysia yang menerima Persijilan Sistem Pengurusan Berkualiti ISO 9002, Persijilan Sistem Pengurusan Alam Sekitar ISO 14001 dan Persijilan Sistem Pengurusan Kesihatan dan Keselamatan Pekerjaan OHSAS 18001 daripada SIRIM.

Syarikat telah meneruskan usaha inovatifnya dengan menjadi pemaju hartanah pertama di Malaysia yang memberi jenama pada produknya iaitu 'Sime UEP Homes'. Berserta dengan slogan 'Sime UEP Homes – Rumah Idaman Malaysia', jenama ini berteraskan ciri-ciri mantap seperti produk berkualiti, tanah hakmilik bebas, rekabentuk inovatif, lokasi strategik, bernilai untuk wang dan peningkatan nilai pelaburan yang baik.

Sime UEP telah membuktikan kemampuannya sebagai pemaju hartanah yang memberikan kualiti tinggi dan infrastruktur terbaik serta mengutamakan produk yang inovatif dan bernilai untuk para pelanggannya.





Left:
Attractively-designed linkhomes in Putra Heights

Right:
Residents of Sime UEP's township enjoy quality lifestyle in a condusive environment

Kiri:
Rumah berangkai dengan rekabentuk yang menarik di Putra Heights

Kanan:
Penduduk di perbandaran Sime UEP menikmati gaya hidup berkualiti di persekitaran yang kondusif

SECRETARIES / SETIAUSAHA

Rasheedah binti Abu Bakar
Company Secretary / Setiausaha Syarikat

Noor Hiza binti Zainal
Joint Secretary / Setiausaha Bersama

REGISTERED OFFICE / PEJABAT BERDAFTAR

Tingkat 9, Wisma UEP,
Jalan USJ 10/1A,
Pusat Perniagaan USJ 10,
47620 Subang Jaya,
Selangor Darul Ehsan.
Tel : 03 - 8024 0088
Fax : 03 - 8024 9311
http://www.simedarbyproperties.com

AUDITORS / JURUAUDIT

PricewaterhouseCoopers
Chartered Accountants / Akauntan Berkanun

SHARE REGISTRAR / PENDAFTAR SAHAM

Epsilon Registration Services Sdn Bhd
(Company No. 629261-T)
312, 3rd Floor,
Block C, Kelana Square,
17, Jalan SS 7/26,
47301 Petaling Jaya,
Selangor Darul Ehsan.
Tel : 03 – 7806 2116
Fax : 03 – 7806 1261

BOARD OF DIRECTORS / LEMBAGA PENGARAH

Tan Sri Dato' Hamad Kama Piah bin Che Othman
PSM, PJN, DPMK
Chairman / Pengerusi
Non-Independent Non-Executive Director
Pengarah Bukan Eksekutif Bukan Bebas

Ir. Jauhari bin Hamidi
Managing Director / Pengarah Urusan
Non-Independent Executive Director
Pengarah Eksekutif Bukan Bebas

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
DSDK
Non-Independent Non-Executive Director
Pengarah Bukan Eksekutif Bukan Bebas

Dato' Seri Ainum binti Mohamed Saaid
Independent Non-Executive Director
Pengarah Bukan Eksekutif Bebas

Datuk Khatijah binti Ahmad
PJN
Independent Non-Executive Director
Pengarah Bukan Eksekutif Bebas

Sekhar Krishnan
Non-Independent Non-Executive Director
Pengarah Bukan Eksekutif Bukan Bebas

Dato' Mustafa bin Mohd Ali
DIMP, DPCM
Non-Independent Non-Executive Director
Pengarah Bukan Eksekutif Bukan Bebas

Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob
AMN, JSM, DPMT, SPMT, PSM
Independent Non-Executive Director
Pengarah Bukan Eksekutif Bebas

Dato' Zolkapli @ Zulkifli bin Sharif
DPMP
Independent Non-Executive Director
Pengarah Bukan Eksekutif Bebas

TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN
Chairman

Tan Sri Dato' Hamad Kama Piah, 55, a Malaysian, is a Non-Independent Non-Executive Director. Tan Sri Dato' Hamad was appointed Director and Chairman of Sime UEP Properties Berhad on 8 March 2005. Tan Sri Dato' Hamad holds a Diploma in Statistics from Mara University of Technology (UiTM) and is a Fellow of Royal Statistical Society, United Kingdom. He is also a Senior Fellow of the Financial Services Institute of Australasia (FINSIA) and is a Certified Financial Planner (CFP). Tan Sri Dato' Hamad's working career spans over 25 years in the Securities Industry and currently Tan Sri Dato' Hamad is the President and Group Chief Executive Officer of Permodalan Nasional Berhad (PNB). Among the Malaysian public companies in which he is a director are Permodalan Nasional Berhad (PNB), Amanah Saham Nasional Berhad, Pengurusan Pelaburan ASW 2020 Berhad, Pelaburan Hartanah Nasional Berhad and Pengurusan Pelaburan ASN Berhad. Tan Sri Dato' Hamad also sits on the Board of Titan Chemicals Corporation Berhad, a listed company on Bursa Malaysia. Tan Sri Dato' Hamad does not have any family relationship with any director and/or major shareholder of Sime UEP Properties Berhad, nor any personal interest in any business arrangement involving the Company except that he is also the President and Group Chief Executive Officer of Permodalan Nasional Berhad, a substantial shareholder of Sime UEP Properties Berhad. Tan Sri Dato' Hamad attended all of the seven (7) Board Meetings held in the financial year ended 30 June 2006.

Ir. JAUHARI BIN HAMIDI
Managing Director

Ir. Jauhari, 48, a Malaysian, is a Non-Independent Executive Director and the Managing Director of Sime UEP Properties Berhad. He was appointed to the Board on 10 February 2005 and is a member of the Tender Committee of the Board. Ir. Jauhari holds a Bachelor of Science (Hons) degree in Civil/Structural Engineering from University College Cardiff, Wales, United Kingdom. A registered professional engineer with the Board of Engineers Malaysia and a corporate member of the Institute of Engineers Malaysia, he joined the Sime Darby Berhad Group in 1983 as Senior Engineer in Civil/Structure with Sime Engineering Sdn Bhd. He was a General Manager, Engineering & Technical Services Division of Consolidated Plantations Berhad and Director of Oil & Gas at Sime Engineering Services Berhad prior to his current appointment. Other Malaysian public companies in which Ir. Jauhari is a director is Kuala Lumpur Golf & Country Club Berhad. Ir. Jauhari does not have any family relationship with any director and/or major shareholder of Sime UEP Properties Berhad, nor any personal interest in any business arrangement involving the Company. Ir. Jauhari attended all of the seven (7) Board Meetings held in the financial year ended 30 June 2006.

TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN
Pengerusi

Tan Sri Dato' Hamad Kama Piah, 55, seorang warganegara Malaysia, adalah Pengarah Bukan Eksekutif Bukan Bebas. Tan Sri Dato' Hamad telah dilantik menganggotai Lembaga Pengarah dan sebagai Pengerusi Sime UEP Properties Berhad pada 8 Mac 2005. Tan Sri Dato' Hamad memegang Diploma dalam Statistik daripada Universiti Teknologi Mara (UiTM) dan seorang "Fellow" dengan Royal Statistical Society, United Kingdom. Beliau juga seorang "Senior Fellow" dengan Financial Services Institute of Australasia (FINSIA) dan seorang Perancang Kewangan Bertauliah. Tan Sri Dato' Hamad telah berkhidmat selama lebih 25 tahun dalam Industri Sekuriti dan pada masa ini Tan Sri Dato' Hamad adalah Presiden dan Ketua Pegawai Eksekutif Kumpulan Permodalan Nasional Berhad (PNB). Beliau turut memegang jawatan pengarah di beberapa syarikat awam Malaysia yang lain seperti Permodalan Nasional Berhad (PNB), Amanah Saham Nasional Berhad, Pengurusan Pelaburan ASW 2020 Berhad, Pelaburan Hartanah Nasional Berhad dan Pengurusan Pelaburan ASN Berhad. Tan Sri Dato' Hamad turut memegang jawatan pengarah di Titan Chemicals Corporation Berhad, yang disenaraikan di Bursa Malaysia. Tan Sri Dato' Hamad tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana pengarah dan/atau pemegang saham utama Sime UEP Properties Berhad atau sebarang kepentingan peribadi dalam pengaturan perniagaan yang melibatkan Syarikat kecuali beliau juga merupakan Presiden dan Ketua Eksekutif Kumpulan Permodalan Nasional Berhad, pemegang saham utama Sime UEP Properties Berhad. Tan Sri Dato' Hamad telah menghadiri kesemua tujuh (7) Mesyuarat Lembaga Pengarah yang diadakan pada tahun kewangan berakhir 30 Jun 2006.

Ir. JAUHARI BIN HAMIDI
Pengarah Urusan

Ir. Jauhari, 48, seorang warganegara Malaysia, adalah Pengarah Eksekutif bukan Bebas dan Pengarah Urusan Sime UEP Properties Berhad. Beliau dilantik menganggotai Lembaga Pengarah pada 10 Februari 2005 dan adalah ahli Jawatankuasa Tender Lembaga Pengarah. Ir. Jauhari berkelulusan Ijazah Sarjana Muda (Kepujian) Kejuruteraan Awam dan Struktur dari University College Cardiff, Wales, United Kingdom. Seorang ingeniur yang berdaftar dengan Lembaga Ingeniur Malaysia dan juga ahli korporat Institut Ingeniur Malaysia, beliau menyertai Kumpulan Sime Darby Berhad pada tahun 1983 sebagai Ingeniur Kanan Kejuruteraan Awam dan Struktur Sime Engineering Sdn Bhd. Beliau juga pernah menyandang jawatan Pengurus Besar, Engineering & Technical Services Division di Consolidated Plantations Berhad dan sebagai Pengarah, Minyak dan Gas di Sime Engineering Services Berhad sebelum perlantikan jawatan sekarang. Ir. Jauhari turut memegang jawatan pengarah di syarikat awam Malaysia lain seperti Kuala Lumpur Golf & Country Berhad. Ir. Jauhari tidak mempunyai hubungan kekeluargaan dengan mana-mana pengarah dan/atau pemegang saham utama Sime UEP Properties Berhad atau sebarang kepentingan peribadi dalam pengaturan perniagaan yang melibatkan Syarikat. Ir. Jauhari telah menghadiri kesemua tujuh (7) Mesyuarat Lembaga Pengarah yang diadakan pada tahun kewangan berakhir 30 Jun 2006.

DATO' AHMAD ZUBAIR @ AHMAD ZUBIR BIN HAJI MURSHID
Dato' Ahmad Zubir, 49, a Malaysian, is a Non-Independent, Non-Executive Director. He was appointed to the Board of Sime UEP Properties Berhad on 12 June 2004. Dato' Ahmad Zubir holds a degree in Industrial Engineering from the University of Wales. He has held many senior positions in the Sime Darby Berhad Group since joining it in 1981. Prior to Dato' Ahmad Zubir's current appointment as Chief Executive of Sime Darby Berhad, he was the Managing Director of Continental Sime Tyre PJ Sdn Bhd (formerly known as DMIB Berhad) and the Divisional Director of Sime Darby Berhad's Heavy Equipment / Power and Allied Products Group. Other Malaysian public companies in which Dato' Ahmad Zubir is a director are Sime Darby Berhad, Sime Engineering Services Berhad, Hyundai-Sime Darby Berhad, Tractors Malaysia Holdings Berhad, Kuala Lumpur Golf & Country Club Berhad, SD Holdings Berhad and Sime Malaysia Region Berhad. Dato' Ahmad Zubir does not have any family relationship with any director and/or major shareholder of Sime UEP Properties Berhad, nor any personal interest in any business arrangement involving the Company, except that he is also a Director of Sime Darby Berhad, a major shareholder of Sime UEP Properties Berhad. Dato' Ahmad Zubir attended all of the seven (7) Board Meetings held in the financial year ended 30 June 2006.

DATO' SERI AINUM BINTI MOHAMED SAAID
Dato' Seri Ainum, 60, a Malaysian, is an Independent Non-Executive Director. Dato' Seri Ainum was appointed to the Board of Sime UEP Properties Berhad on 8 March 2005 and is a member of the Audit & Accounts Committee of the Board. Dato' Seri Ainum holds a Bachelor Degree in Law from the University of Singapore and a Masters Degree in Law from the University of Brussels. She was Deputy Chief Executive of the Securities Commission from 1999 to 2001 and served as Attorney General in the year 2001. Dato' Seri Ainum joined the private sector as an Executive Director in Pengkalen Holdings Berhad in 1996. She served as Group Legal Advisor for the Corus Hotels Group UK and later joined Laura Ashley UK in 2002. She was then appointed Laura Ashley UK's Joint Chief Executive Officer and resigned as its Chief Executive Officer in January 2005. Dato' Seri Ainum does not have any family relationship with any director and/or major shareholder of Sime UEP Properties Berhad, nor any personal interest in any business arrangement involving the Company. Dato' Seri Ainum attended all of the seven (7) Board Meetings held in the financial year ended 30 June 2006.

DATO' AHMAD ZUBAIR @ AHMAD ZUBIR BIN HAJI MURSHID
Dato' Ahmad Zubir, 49, seorang warganegara Malaysia, adalah Pengarah Bukan Eksekutif Bukan Bebas. Beliau telah dilantik menganggotai Lembaga Pengarah Sime UEP Properties Berhad pada 12 Jun 2004. Dato' Ahmad Zubir memegang Ijazah Kejuruteraan Industri dari Universiti of Wales. Beliau telah menyandang banyak jawatan kanan dalam Kumpulan Sime Darby Berhad semenjak menyertainya pada tahun 1981. Dato' Ahmad Zubir adalah Pengarah Urusan Continental Sime Tyre PJ Sdn Bhd (dahulu dikenali sebagai DMIB Berhad) dan Pengarah Bahagian Sime Darby Berhad Jentera Berat / Tenaga dan Produk Bersekutu sebelum perlantikannya sebagai Ketua Eksekutif Kumpulan Sime Darby Berhad pada bulan Jun 2004. Dato' Ahmad Zubir turut memegang jawatan pengarah di beberapa syarikat awam Malaysia lain seperti Sime Darby Berhad, Sime Engineering Services Berhad, Hyundai-Sime Darby Berhad, Tractors Malaysia Holdings Berhad, Kuala Lumpur Golf & Country Club Berhad, SD Holdings Berhad dan Sime Malaysia Region Berhad. Dato' Ahmad Zubir tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana pengarah dan/atau pemegang saham utama Sime UEP Properties Berhad atau sebarang kepentingan peribadi dalam pengaturan perniagaan yang melibatkan Syarikat kecuali beliau juga adalah pengarah Sime Darby Berhad, pemegang saham terbesar Sime UEP Properties Berhad. Dato' Ahmad Zubir telah menghadiri kesemua tujuh (7) Mesyuarat Lembaga Pengarah yang diadakan pada tahun kewangan berakhir 30 Jun 2006.

DATO' SERI AINUM BINTI MOHAMED SAAID
Dato' Seri Ainum, 60, seorang warganegara Malaysia, adalah Pengarah Bukan Eksekutif Bebas. Dato' Seri Ainum telah dilantik menganggotai Lembaga Pengarah Sime UEP Properties Berhad pada 8 Mac 2005 dan adalah ahli Jawatankuasa Audit & Akaun Lembaga Pengarah. Dato' Seri Ainum memegang Ijazah Sarjana Muda Undang-undang dari Universiti Singapura dan Ijazah Sarjana Undang-Undang dari Universiti Brussels. Beliau adalah Pemangku Ketua Eksekutif Suruhanjaya Sekuriti dari 1999 hingga 2001 dan berkhidmat sebagai Peguam Negara dalam tahun 2001. Dato' Seri Ainum menyertai sektor swasta sebagai Pengarah Eksekutif di Pengkalen Holdings Berhad dalam tahun 1996. Beliau berkhidmat sebagai Penasihat Perundangan Kumpulan untuk Corus Hotels Group UK dan kemudiannya menyertai Laura Ashley UK dalam tahun 2002. Beliau dilantik sebagai Ketua Pegawai Eksekutif Bersama Laura Ashley UK dan bersara sebagai Ketua Pegawai Eksekutif pada Januari 2005. Dato' Seri Ainum tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana pengarah dan/atau pemegang saham utama Sime UEP Properties Berhad atau sebarang kepentingan peribadi dalam pengaturan perniagaan yang melibatkan Syarikat. Dato' Seri Ainum telah menghadiri kesemua tujuh (7) Mesyuarat Lembaga Pengarah yang diadakan pada tahun kewangan berakhir 30 Jun 2006.

DATUK KHATIJAH BINTI AHMAD

Datuk Khatijah, 66, a Malaysian, is an Independent Non-Executive Director. Datuk Khatijah was appointed to the Board of Sime UEP Properties Berhad on 1 March 2006 and is a member of the Audit & Accounts Committee of the Board. Datuk Khatijah holds an Honours Degree in Economics from the London School of Economics & Political Science, University of London. She is the Chairman of the KAF group of companies, a financial services group which she founded in 1973. Other Malaysian public companies in which Datuk Khatijah is a director are Sime Darby Berhad, KAF Discounts Berhad and KAF-Seagroatt & Campbell Berhad. Datuk Khatijah does not have any family relationship with any director and/or major shareholder of Sime UEP Properties Berhad, nor any personal interest in any business arrangement involving the Company except that she is also a director of Sime Darby Berhad, a major shareholder of Sime UEP Properties Berhad. Datuk Khatijah attended two (2) Board Meetings held from the date of her appointment on 1 March 2006 to 30 June 2006.

DATO' MUSTAFA BIN MOHD ALI

Dato' Mustafa, 69, a Malaysian, is a Non-Independent Non-Executive Director. He was appointed to the Board of Sime UEP Properties Berhad on 16 September 1987. Dato' Mustafa is a member of the Audit & Accounts Committee and is the Chairman of the Tender Committee of the Board. Dato' Mustafa is a Cambridge University Economics graduate, obtained a Diploma in Advertising from Advertising Association, UK and completed the Advanced Management Programme at Harvard Business School, USA. He held various positions for 26 years in Malaysian Tobacco Company as its Marketing Director, as Corporate Planning Officer for British – American Tobacco Company, London and was Malaysian Tobacco Company's Managing Director prior to joining Sime Darby Berhad on 1 July 1988. He worked for some six years with Sime Darby in various senior management positions before his retirement in February 1994. Dato' Mustafa was a Business Advisor to Kumpulan Guthrie Berhad from 1994 to June 2002. Other Malaysian public companies in which he is a director are Batu Kawan Berhad, Affin Holdings Berhad and Pacific Mutual Fund Berhad. Dato' Mustafa does not have any family relationship with any director and/or major shareholder of Sime UEP Properties Berhad, nor any personal interest in any business arrangement involving the Company. Dato' Mustafa attended all of the seven (7) Board Meetings held in the financial year ended 30 June 2006.

DATUK KHATIJAH BINTI AHMAD

Datuk Khatijah, 66, seorang warganegara Malaysia, adalah Pengarah Bukan Eksekutif Bebas. Datuk Khatijah telah dilantik menganggotai Lembaga Pengarah Sime UEP Properties Berhad pada 1 Mac 2006 dan adalah ahli Jawatankuasa Audit & Akaun Lembaga Pengarah. Datuk Khatijah memegang Ijazah Kepujian Ekonomi daripada London School of Economics & Political Science, University of London. Beliau merupakan Pengerusi kumpulan syarikat KAF, sebuah kumpulan perkhidmatan kewangan yang ditubuhkan oleh beliau pada tahun 1973. Datuk Khatijah juga merupakan pengarah syarikat awam Malaysia yang lain, iaitu Sime Darby Berhad, KAF Discounts Berhad and KAF-Seagroatt & Campbell Berhad. Datuk Khatijah tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana pengarah dan/atau pemegang saham utama Sime UEP Properties Berhad atau sebarang kepentingan peribadi dalam pengaturan perniagaan yang melibatkan Syarikat kecuali beliau juga adalah pengarah Sime Darby Berhad, pemegang saham terbesar Sime UEP Properties Berhad. Datuk Khatijah telah menghadiri dua (2) Mesyuarat Lembaga Pengarah dari tarikh perlantikannya pada 1 Mac 2006 sehingga 30 Jun 2006.

DATO' MUSTAFA BIN MOHD ALI

Dato' Mustafa, 69, seorang warganegara Malaysia, adalah Pengarah Bukan Eksekutif Bukan Bebas. Beliau telah dilantik menganggotai Lembaga Pengarah Sime UEP Properties Berhad pada 16 September 1987. Dato' Mustafa adalah ahli Jawatankuasa Audit & Akaun dan juga Pengerusi bagi Jawatankuasa Tender Lembaga Pengarah. Dato' Mustafa seorang graduan Ekonomi Universiti Cambridge, memperoleh Diploma Pengiklanan dari Advertising Association, UK dan menamatkan kursus Advanced Management Programme di Harvard Business School, USA. Beliau memegang beberapa jawatan selama 26 tahun dengan Malaysian Tobacco Company sebagai Pengarah Pasarannya, sebagai Pegawai Perancang Korporat di British - American Tobacco Company, London dan menjadi Pengarah Urusan Malaysian Tobacco Company sebelum menyertai Sime Darby Berhad pada 1 Julai 1988. Beliau memegang beberapa jawatan kanan pengurusan sebelum bersara pada bulan Februari 1994 setelah berkhidmat selama enam tahun bersama Sime Darby. Dato' Mustafa merupakan Penasihat Perdagangan kepada Kumpulan Guthrie Berhad dari 1994 hingga Jun 2002. Beliau turut memegang jawatan pengarah di beberapa syarikat awam Malaysia yang lain seperti Batu Kawan Berhad, Affin Holdings Berhad dan Pacific Mutual Fund Berhad. Dato' Mustafa tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana pengarah dan/atau pemegang saham utama Sime UEP Properties Berhad atau sebarang kepentingan peribadi dalam pengaturan perniagaan yang melibatkan Syarikat. Dato' Mustafa telah menghadiri kesemua tujuh (7) Mesyuarat Lembaga Pengarah yang diadakan pada tahun kewangan berakhir 30 Jun 2006.

SEKHAR KRISHNAN

Sekhar Krishnan, 50, a Malaysian, is a Non-Independent Non-Executive Director. He was appointed to the Board of Sime UEP Properties Berhad on 2 February 2005 and is a member of the Tender Committee of the Board. He was also appointed a member of the Audit & Accounts Committee of the Board on 1 March 2006. Sekhar is a member of the Malaysian Institute of Certified Public Accountants and the Malaysian Institute of Accountants. Prior to joining the Sime Darby Berhad Group in 1982, Sekhar had three years of post qualifying experience with one of the big four international accounting firms. Since then, he has held various financial positions within the Sime Darby Berhad Group including that of Finance Director of Sime UEP Properties Berhad and Group Financial Controller of Sime Darby Berhad. He was the Group Finance Director of Tractors Malaysia Holdings Berhad immediately prior to his current appointment as Group Chief Financial Officer of Sime Darby Berhad. Other Malaysian public companies in which he is currently a director are Sime Engineering Services Berhad, Hyundai-Sime Darby Berhad, Tractors Malaysia Holdings Berhad, SD Holdings Berhad and Sime Malaysia Region Berhad. Sekhar does not have any family relationship with any director and/or major shareholder of Sime UEP Properties Berhad, nor any personal interest in any business arrangement involving the Company. Sekhar attended all of the seven (7) Board Meetings held in the financial year ended 30 June 2006.

TAN SRI WAN ABDUL RAHMAN BIN HAJI WAN YAACOB

Tan Sri Wan Abdul Rahman, 65, a Malaysian, is the Senior Independent Non-Executive Director. He was appointed to the Board of Sime UEP Properties Berhad on 27 June 2001. Tan Sri Wan Abdul Rahman is a member of the Tender Committee and is the Chairman for the Audit & Accounts Committee of the Board. Tan Sri Wan Abdul Rahman holds a Diploma in Civil & Structural Engineering from Brighton College of Technology, United Kingdom and completed the Advanced Management Programme of Harvard Business School, USA. He was conferred an Honorary Degree of Doctor of Engineering from the University of Birmingham, United Kingdom in 1994. Tan Sri Wan Abdul Rahman was with the Ministry of Works for 32 years, having served the last six years as the Director General of the Public Works Department before his retirement in 1996. Tan Sri Wan Abdul Rahman received an award from the Institute of Engineers Malaysia for his contributions and role in the nation's infrastructural development. He is also a Fellow of The Academy of Science Malaysia. Other Malaysian public companies in which he is a director are Lingkaran Trans Kota Holdings Berhad, Lysaght Galvanized Steel Berhad, Malaysian Industrial Development Finance Berhad, Malaysian Mining Corporation Berhad, Northport Corporation Berhad, IJM Corporation Berhad, Bank of America Malaysia Berhad and Saujana Consolidated

SEKHAR KRISHNAN

Sekhar Krishnan, 50, seorang warganegara Malaysia, adalah Pengarah Bukan Eksekutif Bukan Bebas. Beliau telah dilantik menganggotai Lembaga Pengarah Sime UEP Properties Berhad pada 2 Februari 2005 dan adalah ahli Jawatankuasa Tender Lembaga Pengarah. Beliau juga telah dilantik sebagai ahli Jawatankuasa Audit & Akaun Lembaga Pengarah pada 1 Mac 2006. Sekhar ialah seorang ahli Institut Akauntan Awam Bertauliah Malaysia dan Institut Akauntan Malaysia. Sebelum menyertai Kumpulan Sime Darby Berhad pada 1982, Sekhar mempunyai pengalaman lepas kelayakan selama tiga tahun dengan satu daripada empat firma akauntan antarabangsa. Semenjak dari itu, beliau telah memegang pelbagai jawatan berkaitan urusan kewangan di dalam Kumpulan Sime Darby Berhad termasuk Pengarah Kewangan Sime UEP Properties Berhad dan Pengawal Kewangan Kumpulan Sime Darby Berhad. Beliau pernah menyandang jawatan Pengarah Kewangan Kumpulan Tractors Malaysia Holdings Berhad sebelum dilantik sebagai Ketua Pegawai Kewangan Kumpulan Sime Darby Berhad. Beliau turut memegang jawatan pengarah dibeberapa syarikat awam Malaysia lain seperti Sime Engineering Services Berhad, Hyundai-Sime Darby Berhad, Tractors Malaysia Holdings Berhad, SD Holdings Berhad dan Sime Malaysia Region Berhad. Sekhar tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana pengarah dan/atau pemegang saham utama Sime UEP Properties Berhad atau sebarang kepentingan peribadi dalam pengaturan perniagaan yang melibatkan Syarikat. Sekhar telah menghadiri kesemua tujuh (7) Mesyuarat Lembaga Pengarah yang diadakan pada tahun kewangan berakhir 30 Jun 2006.

TAN SRI WAN ABDUL RAHMAN BIN HAJI WAN YAACOB

Tan Sri Wan Abdul Rahman, 65, seorang warganegara Malaysia, adalah Pengarah Kanan Bukan Eksekutif Bebas. Beliau telah dilantik menganggotai Lembaga Pengarah Sime UEP Properties Berhad pada 27 Jun 2001. Tan Sri Wan Abdul Rahman adalah ahli Jawatankuasa Tender dan Pengerusi bagi Jawatankuasa Audit & Akaun Lembaga Pengarah. Tan Sri Wan Abdul Rahman memegang Diploma Kejuruteraan Struktur dan Awam dari Brighton College of Technology, United Kingdom dan menamatkan kursus Advanced Management Programme di Harvard Business School, USA. Beliau telah dianugerahi Ijazah Kehormat Doktor Kejuruteraan dari Universiti Birmingham, United Kingdom pada tahun 1994. Tan Sri Wan Abdul Rahman berkhidmat selama 32 tahun dengan Kementerian Kerja Raya dan enam tahun terakhirnya sebagai Ketua Pengarah Jabatan Kerja Raya sebelum bersara pada tahun 1996. Tan Sri Wan Abdul Rahman menerima penghargaan dari Institut Ingeniur Malaysia untuk sumbangan dan peranan beliau dalam pembangunan infrastruktur negara. Beliau adalah seorang 'Fellow' dengan Akademi Sains Malaysia. Beliau turut memegang jawatan pengarah di beberapa syarikat awam Malaysia yang lain seperti Lingkaran Trans Kota Holdings Berhad, Lysaght Galvanized Steel Berhad, Malaysian Industrial Development Finance Berhad, Malaysian Mining Corporation Berhad, Northport Corporation

Berhad. Tan Sri Wan Abdul Rahman does not have any family relationship with any director and/or major shareholder of Sime UEP Properties Berhad, nor any personal interest in any business arrangement involving the Company. Tan Sri Wan Abdul Rahman attended six (6) of the seven (7) Board Meetings held in the financial year ended 30 June 2006.

DATO' ZOLKAPLI @ ZULKIFLI BIN SHARIF

Dato' Zulkifli, 60, a Malaysian, is an Independent Non-Executive Director. He was appointed to the Board of Sime UEP Properties Berhad on 30 July 2003. Dato' Zulkifli is a member of the Tender Committee of the Board. Dato' Zulkifli holds a Bachelor of Arts (Hons) Degree from the University of Malaya and a Masters Degree in Public Administration from the Pennsylvania State University, U.S.A. He was with the Government in the Administrative and Diplomatic Service for more than 32 years. During his career in the Government, he has held various posts among others being the Private Secretary to the Prime Minister, District Officer Kuala Kangsar, General Manager Malacca State Development Corporation and prior to his retirement, he was the Director of Land and Mines, Selangor. Dato' Zulkifli does not have any family relationship with any director and/or major shareholder of Sime UEP Properties Berhad, nor any personal interest in any business arrangement involving the Company. Dato' Zulkifli attended all of the seven (7) Board Meetings held in the financial year ended 30 June 2006.

Berhad, IJM Corporation Berhad, Bank of America Malaysia Berhad dan Saujana Consolidated Berhad. Tan Sri Wan Abdul Rahman tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana pengarah dan/atau pemegang saham utama Sime UEP Properties Berhad atau sebarang kepentingan peribadi dalam pengaturan perniagaan yang melibatkan Syarikat. Tan Sri Wan Abdul Rahman telah menghadiri enam (6) dari tujuh (7) Mesyuarat Lembaga Pengarah yang diadakan pada tahun kewangan berakhir 30 Jun 2006.

DATO' ZOLKAPLI @ ZULKIFLI BIN SHARIF

Dato' Zulkifli, 60, seorang warganegara Malaysia, adalah Pengarah Bukan Eksekutif Bebas. Beliau dilantik menganggotai Lembaga Pengarah Sime UEP Properties Berhad pada 30 Julai 2003. Dato' Zulkifli adalah ahli Jawatankuasa Tender Lembaga Pengarah. Dato' Zulkifli, memegang Ijazah Sarjana Muda Kesusasteraan (Kepujian) dari Universiti Malaya dan Ijazah Sarjana Pentadbiran Awam dari Pennsylvania State University, Amerika Syarikat. Beliau telah berkhidmat dengan Kerajaan dalam Perkhidmatan Tadbir dan Diplomatik selama lebih daripada 32 tahun. Sepanjang perkhidmatannya dengan Kerajaan, beliau telah memegang beberapa jawatan penting, antaranya termasuklah Setiausaha Sulit kepada Perdana Menteri, Pegawai Daerah Kuala Kangsar, Pengurus Besar Perbadanan Kemajuan Negeri Melaka dan jawatannya yang terakhir sebelum bersara dari Kerajaan ialah Pengarah Tanah dan Galian, Selangor. Dato' Zulkifli tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana pengarah dan/atau pemegang saham utama Sime UEP Properties Berhad atau sebarang kepentingan peribadi dalam pengaturan perniagaan yang melibatkan Syarikat. Dato' Zulkifli telah menghadiri kesemua tujuh (7) Mesyuarat Lembaga Pengarah yang diadakan pada tahun kewangan berakhir 30 Jun 2006.

Report on the Audit & Accounts Committee
Laporan Jawatankuasa Audit & Akaun

The Board of Directors of Sime UEP Properties Berhad is pleased to present the report on the Audit & Accounts Committee of the Board for the year ended 30 June 2006.

The Audit & Accounts Committee ("the Committee") was established by a resolution of the Board on 8 July 1991.

Members and Meetings

The Committee during the year ended 30 June 2006 comprised the directors named below. During the year ended 30 June 2006, the Committee held a total of four meetings on 23 August 2005, 22 November 2005, 20 February 2006 and 22 May 2006 respectively. The attendance of the Committee members at the meetings is as stated below:

Lembaga Pengarah Sime UEP Properties Berhad dengan sukacitanya membentangkan laporan Jawatankuasa Audit & Akaun bagi tahun kewangan berakhir 30 Jun 2006.

Jawatankuasa Audit & Akaun ("Jawatankuasa") telah ditubuhkan melalui satu resolusi Lembaga Pengarah pada 8 Julai 1991.

Ahli dan Mesyuarat

Jawatankuasa sepanjang tahun berakhir 30 Jun 2006, terdiri daripada para pengarah yang disenaraikan di bawah. Pada tahun tersebut, Jawatankuasa ini telah mengadakan empat mesyuarat iaitu pada 23 Ogos 2005, 22 November 2005, 20 Februari 2006 dan 22 Mei 2006. Kehadiran ahli-ahli Jawatankuasa di mesyuarat-mesyuarat tersebut juga dinyatakan di bawah:

Name **Nama**	**Status of Directorship** **Taraf Pengarah**	**Attendance at meetings** **Kehadiran mesyuarat**
Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob (Chairman of the Committee) (Pengerusi Jawatankuasa)	Senior Independent Non-Executive Director Pengarah Kanan Bukan Eksekutif Bebas	Attended 4 out of 4 meetings Menghadiri 4 daripada 4 mesyuarat
Tan Sri Lee Lam Thye (Resigned on 19 October 2005) (Meletak jawatan pada 19 Oktober 2005)	Senior Independent Non-Executive Director Pengarah Kanan Bukan Eksekutif Bebas	Attended 1 out of 1 meeting held from 1 July 2005 to date of resignation Menghadiri 1 daripada 1 mesyuarat yang diadakan daripada 1 Julai 2005 hingga tarikh perletakan jawatan
Dato' Mohd Bakke bin Salleh (Resigned on 1 March 2006) (Meletak jawatan pada 1 Mac 2006)	Independent Non-Executive Director (A member of the Malaysian Institute of Accountants) Pengarah Bukan Eksekutif Bebas Ahli Institut Akauntan Malaysia	Attended 3 out of 3 meetings held from 1 July 2005 to date of resignation Menghadiri 3 daripada 3 mesyuarat yang diadakan daripada 1 Julai 2005 hingga tarikh perletakan jawatan
Dato' Mustafa bin Mohd Ali	Non-Independent Non-Executive Director Pengarah Bukan Eksekutif Bukan Bebas	Attended 4 out of 4 meetings Menghadiri 4 daripada 4 mesyuarat
Dato' Seri Ainum binti Mohamed Saaid	Independent Non-Executive Director Pengarah Bukan Eksekutif Bebas	Attended 4 out of 4 meetings Menghadiri 4 daripada 4 mesyuarat
Datuk Khatijah binti Ahmad (Appointed on 1 March 2006) (Dilantik pada 1 Mac 2006)	Independent Non-Executive Director Pengarah Bukan Eksekutif Bebas	Attended 1 out of 1 meeting held from date of appointment to 30 June 2006 Menghadiri 1 daripada 1 mesyuarat yang diadakan daripada tarikh perlantikan hingga 30 Jun 2006
Sekhar Krishnan (Appointed on 1 March 2006) (Dilantik pada 1 Mac 2006)	Non-Independent Non-Executive Director (A member of the Malaysian Institute of Accountants) Pengarah Bukan Eksekutif Bukan Bebas Ahli Institut Akauntan Malaysia	Attended 1 out of 1 meeting held from date of appointment to 30 June 2006 Menghadiri 1 daripada 1 mesyuarat yang diadakan daripada tarikh perlantikan hingga 30 Jun 2006

TERMS OF REFERENCE

In performing their duties and discharging their responsibilities, the Audit & Accounts Committee is guided by the Terms of Reference of the Committee as follows:

Membership

The Committee shall be appointed by the Board from amongst their members and shall comprise of not fewer than three members, a majority of whom shall be independent directors and at least one member shall be a member of the Malaysian Institute of Accountants or a member of the Associations of Accountants specified in Part II of the 1st Schedule of the Accountants Act, 1967. The Chairman of the Committee shall be an independent non-executive Director appointed by the Board.

Meetings and Minutes

Meetings shall be held not fewer than four times a year and the Group Head - Corporate Assurance of the Sime Darby Berhad's Group Corporate Assurance Department will normally attend the meetings. Other members of the Board may attend the meetings upon the invitation of the Committee. At least once a year, the Committee shall meet the external auditors without any executive director or any Management team member present. To form a quorum, a majority of members present must be independent directors. Minutes of each meeting shall be kept and distributed to each member of the Committee and of the Board. The Chairman of the Committee shall report on each meeting to the Board. The Secretary to the Committee shall be the Company Secretary.

Authority

The Committee is authorised by the Board:

a. to investigate any activity within its terms of reference and shall have unrestricted access to both the internal and external auditors and to all employees of the Group;
b. to have the resources in order to perform its duties as set out in its terms of reference;
c. to have full and unrestricted access to information pertaining to the Company and the Group;
d. to have direct communication channels with the external and internal auditors;
e. to obtain external legal or other independent professional advice as necessary; and
f. to convene meetings with external auditors, without the attendance of any executive Director except the Company Secretary, whenever deemed necessary.

Notwithstanding anything to the contrary hereinbefore stated, the Committee does not have executive powers and shall report to the Board of Directors on matters recommended by the Committee pertaining to the Company and the Group.

BIDANG RUJUKAN

Bagi melaksanakan tugas dan tanggungjawabnya, Jawatankuasa Audit & Akaun berpandukan Bidang Rujukan Jawatankuasa seperti berikut:

Keahlian

Jawatankuasa adalah dilantik oleh Lembaga Pengarah dari kalangan mereka dan hendaklah tidak kurang daripada tiga orang ahli, majoriti daripadanya adalah para pengarah bebas dan sekurang-kurangnya seorang hendaklah ahli Institut Akauntan Malaysia atau ahli persatuan akauntan seperti yang dinyatakan dalam Bahagian II Jadual Pertama Akta Akauntan, 1967. Pengerusi Jawatankuasa ini hendaklah merupakan seorang Pengarah bukan eksekutif bebas dilantik oleh Lembaga Pengarah.

Mesyuarat dan Minit

Mesyuarat perlu diadakan tidak kurang daripada empat kali setahun dan Kumpulan Ketua - Pengesahan Korporat dari Jabatan Kumpulan Pengesahan Korporat Sime Darby Berhad biasanya akan menghadiri mesyuarat tersebut. Ahli-ahli Lembaga Pengarah yang lain boleh menghadiri mesyuarat tersebut di atas jemputan Jawatankuasa. Sekurang-kurangnya sekali dalam setahun, Jawatankuasa ini akan mengadakan pertemuan dengan juruaudit luar tanpa kehadiran para pengarah eksekutif. Untuk membentuk korum, majoriti ahli yang hadir perlu merupakan pengarah bebas. Minit setiap mesyuarat akan dicatit dan diedarkan kepada setiap ahli Jawatankuasa dan Lembaga Pengarah. Setiausaha Syarikat akan menjadi Setiausaha Jawatankuasa ini.

Bidang Kuasa

Jawatankuasa ini diberi kuasa oleh Lembaga Pengarah:

a. untuk menyiasat sebarang aktiviti dalam asas rujukannya dan boleh mendapat maklumat tanpa sebarang halangan daripada juruaudit dalaman dan luar serta semua kakitangan Kumpulan;
b. untuk mendapatkan sumber bagi menjalankan tugas-tugasnya seperti yang dinyatakan di dalam asas rujukannya;
c. untuk mendapatkan maklumat sepenuhnya tanpa sebarang halangan mengenai Syarikat dan Kumpulan;
d. untuk mempunyai saluran komunikasi langsung dengan juruaudit luar dan dalaman;
e. untuk mendapatkan nasihat perundangan luar atau khidmat nasihat professional bebas yang lain jika perlu; dan
f. untuk mengadakan mesyuarat dengan juruaudit luar, tanpa kehadiran mana-mana eksekutif kecuali Setiausaha Syarikat, apabila difikirkan perlu.

Walaupun terdapat percanggahan dengan apa yang disebutkan sebelum ini, Jawatankuasa ini tidak mempunyai sebarang kuasa eksekutif dan perlu mengemukakan laporan kepada Lembaga Pengarah mengenai perkara yang dicadangkan oleh Jawatankuasa berhubung dengan Syarikat dan Kumpulan.

Responsibility

Where the Committee is of the view that a matter reported by it to the Board of Directors has not been satisfactorily resolved resulting in a breach of the Listing Requirements of Bursa Malaysia Securities Berhad, the Committee has the responsibility to promptly report such matter to Bursa Malaysia Securities Berhad.

Review of the Composition of the Committee

The Board of Directors of Sime UEP Properties Berhad shall review the performance of the Committee and each of the members at least once in every three years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

Duties

The duties of the Committee shall be:

a. to consider the appointment, resignation and dismissal of external auditors and review the audit fees;
b. to review the nature and scope of the audit with the internal and external auditors before the audit commences and to ensure co-ordination between the auditors;
c. to review the quarterly and annual financial statements of the Company and the Group, focusing on the matters set out below, and thereafter to submit them to the Board:
    - any changes in accounting policies and practices;
    - significant adjustments arising from the audit;
    - the going concern assumption, and
    - compliance with accounting standards and other legal and regulatory requirements.
d. to discuss problems and reservations arising from the interim and final audits, and any matter the external auditors may wish to discuss (in the absence of executive directors and Management where necessary);
e. to review the audit reports prepared by the Group Corporate Assurance and external auditors, the major findings and Management's responses thereto;
f. to review the adequacy of the scope, functions and resources of the Group Corporate Assurance department and that it has the necessary authority to carry out its work;
g. to consider the report, major findings and Management's responses thereto on any internal investigations carried out by the Group Corporate Assurance;
h. to review the evaluation of the systems of internal control with the auditors;

Tanggungjawab

Sekiranya Jawatankuasa ini berpendapat bahawa sesuatu perkara yang dilaporkan olehnya kepada Lembaga Pengarah tidak diselesaikan dengan cara yang memuaskan sehingga menyebabkan pelanggaran terhadap Keperluan Penyenaraian Bursa Malaysia Securities Berhad, Jawatankuasa ini bertanggungjawab melaporkan perkara tersebut kepada Bursa Malaysia Securities Berhad dengan segera.

Semakan Komposisi Jawatankuasa

Lembaga Pengarah Sime UEP Properties Berhad akan menyemak semula prestasi Jawatankuasa ini dan setiap ahlinya sekurang-kurangnya sekali dalam masa tiga tahun untuk menentukan sama ada Jawatankuasa ini dan para ahlinya telah menjalankan tugas mereka menurut asas rujukan yang telah ditetapkan.

Tugas-tugas

Tugas-tugas Jawatankuasa meliputi:

a. untuk mempertimbangkan perlantikan, perletakan jawatan dan pemberhentian juruaudit luar dan yuran audit;
b. untuk mengkaji bentuk dan skop audit juruaudit dalaman dan luar sebelum audit bermula dan untuk memastikan wujud keselarasan antara juruaudit-juruaudit berkenaan;
c. untuk menyemak semula penyata kewangan suku dan tahunan Syarikat dan Kumpulan dan perhatian terhadap perkara-perkara yang disenaraikan di bawah, dan selepas itu menyerahkannya kepada Lembaga Pengarah:
    - sebarang perubahan di dalam dasar-dasar dan amalan-amalan perakaunan;
    - pelarasan penting yang timbul daripada audit;
    - jangkaan perniagaan berterusan, dan
    - pematuhan terhadap piawaian perakaunan dan keperluan perundangan dan peraturan yang lain;
d. untuk membincangkan masalah dan pandangan yang timbul daripada audit pertengahan dan akhir dan sebarang perkara yang ingin dibincangkan oleh juruaudit luar (jika perlu, tanpa kehadiran para pengarah eksekutif);
e. untuk menyemak laporan audit yang disediakan oleh Kumpulan Pengesahan Korporat dan juruaudit luar, penemuan utama dan tindakbalas pengurusan terhadapnya;
f. untuk menyemak kecukupan skop, fungsi dan sumber jabatan Kumpulan Pengesahan Korporat dan bahawa ia mempunyai bidang kuasa yang diperlukan untuk melaksanakan kerjanya;
g. untuk mempertimbangkan laporan, penemuan utama dan tindakbalas pengurusan terhadap sebarang penyiasatan dalaman yang dijalankan oleh Kumpulan Pengesahan Korporat;
h. untuk menyemak penilaian sistem kawalan dalaman dengan juruaudit;

i. to review any related party transactions that may arise within the Company and the Group and to ensure that any such transactions are undertaken on the Group's normal commercial terms and that the internal control procedures with regards to such transactions are sufficient;
j. to consider the major findings of internal investigation and Management's responses thereto; and
k. any such other functions as may be agreed to by the Committee and the Board.

Activities of the Committee During the Year

In line with the terms of reference of the Committee, the following activities were carried out by the Committee during the year ended 30 June 2006 in the discharge of its functions and duties:

a. review of the audit plans and audit fees for the Company and the Group for the year prepared by both the Group Corporate Assurance and external auditors;
b. review of the audit reports for the Company and the Group prepared by the Group Corporate Assurance and external auditors and consideration of major findings by the auditors and Management's responses thereto;
c. review of the quarterly and annual reports of the Company and the Group prior to submission to the Board for consideration and approval;
d. review of findings of investigations conducted during the year and Management's responses thereto;
e. review of the related party transactions entered into by the Group and the Company and the disclosure of such transactions in the annual report of the Company;
f. review of the environmental, safety and health reports for the Company and the Group prepared by the Group Corporate Assurance and consideration of their major findings and Management's responses thereto;
g. consider and recommend to the Board for approval the audit fees payable to the external auditors;
h. recommend to the Board the proposed dividends for the Company;
i. meeting with the external auditors without any executives or Management present except the Company Secretary; and
j. review of the Report on the Audit & Accounts Committee, Statement of Internal Control and Statement of Corporate Governance prior to their inclusion in the Company's Annual Report.

i. untuk menyemak sebarang urusniaga pihak berkaitan yang mungkin timbul dalam Syarikat dan Kumpulan dan memastikan semua urusniaga sedemikian dilaksana berasaskan terma perdagangan biasa Kumpulan dan bahawa prosedur kawalan dalaman ke atas urusniaga sedemikian adalah mencukupi;
j. untuk mempertimbangkan penemuan utama penyiasatan dalaman dan tindakbalas pengurusan terhadapnya; dan
k. sebarang fungsi lain seumpamanya yang dipersetujui oleh Jawatankuasa dan Lembaga Pengarah.

Aktiviti-Aktiviti Jawatankuasa Sepanjang Tahun Ini

Aktiviti-aktiviti berikut telah dijalankan oleh Jawatankuasa ini dalam tahun berakhir 30 Jun 2006 bagi menjalankan fungsi dan tugas-tugasnya, selaras dengan asas rujukan Jawatankuasa ini:

a. menyemak rancangan dan yuran audit bagi Syarikat dan Kumpulan bagi tahun ini yang disediakan oleh Kumpulan Pengesahan Korporat dan juruaudit luar;
b. menyemak laporan audit bagi Syarikat dan Kumpulan yang disediakan oleh Kumpulan Pengesahan Korporat dan juruaudit luar serta pertimbangan penemuan utama oleh juruaudit dan tindakbalas Pengurusan terhadapnya;
c. menyemak laporan suku tahunan dan laporan tahunan Syarikat dan Kumpulan dan selepas itu mengemukakannya kepada Lembaga Pengarah untuk diberi pertimbangan dan kelulusan;
d. menyemak penemuan penyiasatan yang dijalankan pada tahun ini dan tindakbalas Pengurusan terhadapnya;
e. menyemak urus niaga pihak berkaitan yang disertai oleh Kumpulan dan Syarikat dan pendedahan urus niaga sedemikian di dalam laporan tahunan Syarikat;
f. menyemak laporan alam sekitar, keselamatan dan kesihatan bagi Syarikat dan Kumpulan yang disediakan oleh Kumpulan Pengesahan Korporat dan mempertimbangkan penemuan utama mereka serta tindak balas Pengurusan terhadapnya;
g. mempertimbang dan mencadangkan kepada Lembaga Pengarah untuk kelulusannya yuran audit yang perlu dibayar kepada juruaudit luar,
h. mengesyorkan kepada para pengarah cadangan dividen Syarikat;
i. bermesyuarat dengan juruaudit luar tanpa kehadiran para pengarah eksekutif atau Pengurusan kecuali Setiausaha Syarikat; dan
j. menyemak Laporan Jawatankuasa Audit & Akaun, Penyata Kawalan Dalaman dan Penyata Tadbir Urus Korporat sebelum ia disertakan dalan Laporan Tahunan Syarikat

CORPORATE ASSURANCE FUNCTIONS

The Company and the Group do not have their own in-house internal audit function. The services of the Group Corporate Assurance Department of the holding company, Sime Darby Berhad, were engaged during the financial year under review to undertake the necessary activities to enable the Committee to discharge its functions effectively. The services rendered and activities undertaken by the Group Corporate Assurance Department include the regular and systematic review of the systems of controls so as to provide reasonable assurance that such systems continue to operate satisfactorily and effectively. The Department is also responsible for the conduct of regular and systematic reviews of environmental, safety and health issues in the Company and the Group. The attainment of such objectives involves the following activities being carried out by the Department:

a. reviewing and appraising the soundness, adequacy and application of accounting, financial and other controls and promoting effective control in the Company and the Group at reasonable cost;
b. ascertaining the extent of compliance with established policies, procedures and statutory requirements;
c. ascertaining the extent to which the Company's and the Group's assets are accounted for and safeguarded from losses of all kinds;
d. appraising the reliability and usefulness of information developed within the Company and the Group for management;
e. recommending improvements to the existing systems of controls;
f. carrying out audit work in liaison with external auditors to maximise the use of resources and for effective coverage of business risks;
g. carrying out investigations and special reviews requested by Management and/or the Audit & Accounts Committee of the Company;
h. carrying out environmental, safety and health audits on the Company and the Group; and
i. identifying opportunities to improve the operations and processes in the Company and the Group.

This report is made in accordance with a resolution of the Board of Directors dated 25 August 2006.

FUNGSI PENGESAHAN KORPORAT

Syarikat dan Kumpulan tidak mempunyai fungsi audit dalamannya sendiri. Perkhidmatan Kumpulan Jabatan Pengesahan Korporat syarikat induk, iaitu Sime Darby Berhad, telah diambil pada tahun kewangan dalam kajian bagi menjalankan pelbagai aktiviti yang diperlukan untuk membolehkan Jawatankuasa ini melaksanakan fungsinya dengan berkesan. Perkhidmatan yang disediakan dan aktiviti yang dijalankan oleh Kumpulan Jabatan Pengesahan Korporat meliputi semakan secara kerap dan sistematik terhadap sistem kawalan kewangan dan bukan kewangan supaya dapat menyediakan jaminan sewajarnya bahawa sistem sedemikian masih terus beroperasi dengan memuaskan dan berkesan. Jabatan ini juga bertanggungjawab ke atas perlaksanaan semakan secara kerap dan sistematik tentang isu-isu berkaitan alam sekitar, keselamatan dan kesihatan dalam Syarikat dan Kumpulan. Pencapaian objektif sedemikian melibatkan aktiviti berikut yang dijalankan oleh Jabatan tersebut:

a. menyemak dan menilai keberkesanan, kecukupan dan aplikasi kawalan perakaunan, kewangan dan kawalan lain serta menggalakkan kawalan yang berkesan dalam Syarikat dan Kumpulan pada kos yang berpatutan;
b. menentukan tahap pematuhan kepada dasar, prosedur dan keperluan berkanun yang telah ditetapkan;
c. menentukan setakat mana harta Syarikat dan Kumpulan diambilkira dan dilindungi daripada sebarang jenis kerugian;
d. menilai kewibawaan dan manfaat maklumat yang dibangunkan di dalam Syarikat dan Kumpulan untuk pengurusan;
e. mencadangkan peningkatan kepada sistem kawalan yang sedia ada;
f. menjalankan kerja audit dengan kerjasama juruaudit luar bagi memaksimumkan penggunaan sumber dan bagi tujuan liputan risiko audit yang berkesan;
g. menjalankan penyiasatan dan semakan khas atas permintaan dari Pengurusan dan/atau Jawatankuasa Audit & Akaun Syarikat;
h. menjalankan audit alam sekitar, keselamatan dan kesihatan ke atas Syarikat dan Kumpulan; dan
i. mengenalpasti berbagai peluang untuk mempertingkatkan operasi dan proses dalam Kumpulan dan Syarikat.

Laporan ini disediakan menurut satu resolusi Lembaga Pengarah bertarikh 25 Ogos 2006.

1. The Code

The Malaysian Code on Corporate Governance ("the Code") sets out principles and best practices on structures and processes that companies may use in their operations towards achieving the optimal governance framework.

The Board of Sime UEP Properties Berhad ("Sime UEP/Company") is supportive of the adoption of principles and best practices as enshrined in the Code throughout the Group. It is recognised that the adoption of the highest standards of governance is imperative for the protection and enhancement of stakeholders' value and the performance of Sime UEP.

The Board of Sime UEP is pleased to disclose to shareholders the manner in which the Company has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Code. These principles and best practices have been applied throughout the year ended 30 June 2006 and are regularly audited and reviewed to ensure transparency and accountability.

Nevertheless, there are certain areas of non-compliance with the Code. These are:

- The Company does not have its own Nomination Committee. The function of the Nomination Committee is carried out by the Nomination Committee of the Board of Sime Darby Berhad, the Company's holding company, which is responsible for identifying and recommending nominations to the Boards of Sime Darby Berhad and its major subsidiaries, including Sime UEP.

  The Nomination Committee of Sime Darby Berhad also assesses the effectiveness of the Board, the committees of the Board and the contributions of each Director on an ongoing basis and annually reviews the required mix of skills, experience and other qualities including core competencies which non-executive Directors should bring to the Board of Sime UEP. The recommendations of the Nomination Committee of Sime Darby Berhad are subject to the approval of the Board of Sime UEP.

- The Company does not have its own Remuneration Committee. The function to be carried out by a Remuneration Committee is carried out by the Remuneration Committee of the Board of Sime Darby Berhad, which is responsible for developing the remuneration policy and determining the remuneration packages of executive employees of Sime Darby Berhad Group, including Sime UEP.

1. Kod

Kod Tadbir Urus Korporat Malaysia ("Kod") telah membentangkan prinsip dan amalan terbaik berkenaan struktur dan proses yang boleh digunakan oleh syarikat-syarikat dalam operasi masing-masing untuk mencapai satu rangka kerja tadbir urus yang optimum.

Lembaga Pengarah Sime UEP Properties Berhad ("Sime UEP/Syarikat") menyokong penggunaan prinsip dan amalan terbaik seperti yang termaktub dalam Kod, di seluruh kepentingan Kumpulan. Pengunaan piawaian tadbir urus yang tertinggi diiktiraf sebagai mustahak untuk melindungi dan meningkatkan nilai pemegang kepentingan dan prestasi Sime UEP.

Lembaga Pengarah Sime UEP dengan sukacitanya memaklumkan kepada para pemegang saham mengenai cara Syarikat telah menerima pakai prinsip-prinsip tadbir urus yang baik dan ke tahap mana ia telah mematuhi amalan terbaik yang tercatat di dalam Kod tersebut. Prinsip-prinsip dan amalan terbaik telah dipatuhi sepanjang tahun berakhir 30 Jun 2006 dan sentiasa diaudit dan dikaji semula untuk memastikan ketelusan dan akauntabiliti.

Perkara-perkara yang belum mematuhi Kod adalah seperti berikut:

- Syarikat tidak mempunyai Jawatankuasa Pencalonan sendiri. Fungsi yang sepatutnya dipenuhi oleh Jawatankuasa Pencalonan dilaksanakan oleh Jawatankuasa Pencalonan Lembaga Pengarah Sime Darby Berhad, syarikat induk Sime UEP, yang bertanggungjawab untuk mengenalpasti dan mencadangkan calon-calon baru kepada Lembaga Pengarah Sime Darby Berhad dan syarikat-syarikat subsidiari utama, termasuk Sime UEP.

- Jawatankuasa Pencalonan Sime Darby Berhad turut menilai keberkesanan Lembaga Pengarah, jawatankuasa-jawatankuasa Lembaga Pengarah dan sumbangan setiap Pengarah secara berterusan dan menyemak setiap tahun gabungan kemahiran, pengalaman dan berbagai kualiti lain yang diperlukan termasuk kecekapan utama yang harus disumbang oleh para Pengarah bukan eksekutif ke dalam Lembaga Pengarah Sime UEP. Cadangan-cadangan Jawatankuasa Pencalonan Sime Darby Berhad tertakluk kepada kelulusan Lembaga Pengarah Sime UEP.

- Syarikat tidak mempunyai Jawatankuasa Ganjaran sendiri. Fungsi yang sepatutnya dipenuhi oleh Jawatankuasa Ganjaran dilaksanakan oleh Jawatankuasa Ganjaran Lembaga Pengarah Sime Darby Berhad, yang bertanggungjawab untuk mengadakan dasar ganjaran dan menentukan pakej ganjaran para eksekutif Kumpulan Sime Darby, termasuk Sime UEP.

The Remuneration Committee of Sime Darby Berhad proposes the remuneration and terms and conditions of employment of senior management and the remuneration to be paid to each Director for services rendered as a member of Sime UEP Board as well as the committees of Sime UEP Board.

- The Code recommends disclosure of details of the remuneration of each Director. Details of the Directors' remuneration are set out in Note 2 to the financial statements by applicable bands of RM50,000 which complies with the disclosure requirements under the Listing Requirements of Bursa Malaysia Securities Berhad. The Board is of the view that the transparency and accountability aspects of corporate governance as applicable to Directors' remuneration are appropriately served by the band disclosure made.

2. **The Green Book**

One of the main initiatives as contained in the Government Linked Corporations ("GLC") Transformation Manual that was launched on 29 July 2005 was the enhancement of the effectiveness of GLC Boards. To facilitate this, the Green Book which sets out the guidelines and standards to which the GLCs should aspire, was established by the Putrajaya Committee on GLC High Performance. In tandem with this, the Board of Sime UEP, led by the Chairman, has undertaken the following steps towards raising Board effectiveness :

(i) conducted a Board Effective Assessment ;
(ii) identifed the gaps between the Company's current practices and the best practices as set out in the Green Book;
(iii) reviewed the Board's and Board Committees' Charters such as the committees' structures, mandates and memberships; and
(iv) developed an effective improvement programme.

The Board of Sime UEP is fully committed to seeing through the implementation of this improvement program and will adopt the guidelines and standards as set out in the Green Book to ensure the success of the transformation as advocated by the Prime Minister of Malaysia.

3. **The Board of Directors**

The Board has the ultimate and overall responsibility for corporate governance, strategic direction and overseeing the investments of the Company.

The Board meets on a scheduled basis at least four times a year, with additional meetings convened as necessary. During the year ended 30 June 2006, seven Board meetings were held. The members of the Board, and their attendance at the meetings, were as follows:

Syarat serta terma dan ganjaran perkerjaan pengurusan kanan dan ganjaran yang akan dibayar kepada setiap Pengarah bagi perkhidmatan masing-masing sebagai ahli Lembaga Pengarah serta Jawatankuasa Pengarah adalah ditentukan menurut garis panduan yang telah ditentukan oleh Jawatankuasa Ganjaran Sime Darby Berhad.

- Kod mencadangkan untuk memaklumkan secara terperinci ganjaran kepada setiap pengarah. Butir-butir ganjaran para pengarah ditunjukkan di dalam Nota 2 penyata kewangan mengikut gandaan RM50,000 yang mana mematuhi Keperluan Penyenaraian Bursa Malaysia Securities Berhad. Lembaga Pengarah berpendapat bahawa aspek ketelusan di dalam pentadbiran korporat berkaitan dengan ganjaran para pengarah telah dinyatakan dengan tepatnya melalui pemberitahuan jalur ini.

2. **Buku Hijau**

Salah satu daripada inisiatif utama sebagaimana yang terkandung dalam Buku Panduan Transformasi GLC ("GLC") yang dilancarkan pada 29 Julai 2005 adalah peningkatan keberkesanan Lembaga Pengarah GLC. Bagi memudahkan tujuan tersebut, Buku Hijau yang membentangkan garis panduan dan piawaian yang patut dijadikan aspirasi GLC, telah diwujudkan oleh Jawatankuasa Putrajaya berkenaan Prestasi Tinggi GLC. Selaras dengan ini, Lembaga Pengarah Sime UEP, diterajui oleh Pengerusi, telah melaksanakan langkah-langkah berikut kearah meningkatkan keberkesanan Lembaga Pengarah :

(i) menjalankan Penilaian Keberkesanan Lembaga Pengarah;
(ii) mengenal pasti jurang antara amalan semasa Syarikat dan amalan terbaik sebagaimana yang dibentangkan dalam Buku Hijau;
(iii) menyemak Piagam Lembaga Pengarah dan Jawatankuasa Lembaga Pengarah seperti struktur, mandat dan keahlian; dan
(iv) menghasilkan satu program peningkatan yang berkesan.

Lembaga Pengarah Sime UEP komited dengan sepenuhnya bagi memastikan pelaksanaan program pembaharuan ini dan akan mengambil guna garis panduan dan piawaian seperti yang dibentangkan dalam Buku Hijau seboleh yang mungkin bagi memastikan kejayaan transformasi sebagaimana yang disarankan oleh Perdana Menteri Malaysia.

3. **Lembaga Pengarah**

Lembaga Pengarah mempunyai tanggungjawab yang menyeluruh bagi tadbir urus korporat, menetapkan matlamat, hala tuju strategik dan mengawasi pelaburan Syarikat.

Lembaga Pengarah mengadakan mesyuarat secara berjadual sekurang-kurangnya empat kali setahun, dengan mesyuarat tambahan diadakan jika diperlukan. Bagi tahun berakhir 30 Jun 2006, tujuh mesyuarat lembaga pengarah telah diadakan. Kehadiran para Pengarah di Mesyuarat-mesyuarat Lembaga Pengarah adalah seperti berikut:

Name of Directors Nama Pengarah	No. of meetings attended Bilangan mesyuarat dihadiri	Percentage Peratusan
Tan Sri Dato' Hamad Kama Piah bin Che Othman (Chairman/Pengerusi)	7 out of daripada 7	100%
Ir. Jauhari bin Hamidi (Managing Director/Pengarah Urusan)	7 out of daripada 7	100%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	7 out of daripada 7	100%
Dato' Seri Ainum binti Mohamed Saaid	7 out of daripada 7	100%
Tan Sri Lee Lam Thye (Resigned on 19 October 2005/Meletak jawatan pada 19 Oktober 2005)	2 out of daripada 3	67%
Dato' Mohd Bakke bin Salleh (Resigned on 1 March 2006/Meletak jawatan pada 1 Mac 2006)	4 out of daripada 5	80%
Datuk Khatijah binti Ahmad (Appointed on 1 March 2006/Dilantik pada 1 Mac 2006)	2 out of daripada 2	100%
Dato' Mustafa bin Mohd Ali	7 out of daripada 7	100%
Sekhar Krishnan	7 out of daripada 7	100%
Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob	6 out of daripada 7	86%
Dato' Zolkapli @ Zulkifli bin Sharif	7 out of daripada 7	100%

4. Board Balance

The Board as at the date of this statement, has nine members, comprising eight non-executive Directors (including the Chairman) and one executive Director. Four out of the nine Directors are independent as defined under the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities Listing Requirements"). The independent Directors are:

(i) Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob (Senior Independent Director)
(ii) Dato' Zolkapli @ Zulkifli bin Sharif
(iii) Dato' Seri Ainum binti Mohamed Saaid
(iv) Datuk Khatijah binti Ahmad

There is optimum board balance and compliance with the independent Directors criteria as set out under Bursa Securities Listing Requirements. Together, the Directors bring a wide range of business and financial experience relevant to the Company. A brief profile of each Director is presented on pages 11 to 15.

There is a distinct and clear division of responsibility between the Chairman and the Managing Director to ensure that there is a balance of power and authority. The roles of the Chairman and the Managing Director are clearly defined. The Chairman is responsible for ensuring Board effectiveness and conduct whilst the Managing Director has overall responsibilities over the Management of the

4. Keseimbangan Lembaga Pengarah

Pada tarikh penyata ini, Lembaga Pengarah mempunyai sembilan ahli yang terdiri daripada lapan Pengarah bukan eksekutif (termasuk Pengerusi) dan seorang Pengarah eksekutif. Empat daripada sembilan Pengarah adalah Pengarah Bukan Eksekutif Bebas seperti mana yang ditakrifkan di bawah Keperluan Penyenaraian Bursa Malaysia Securities Berhad ("Keperluan Penyenaraian Bursa Securities"). Pengarah Bukan Eksekutif Bebas terdiri daripada:

(i) Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob (Pengarah Kanan Bebas)
(ii) Dato' Zolkapli @ Zulkifli bin Sharif
(iii) Dato' Seri Ainum binti Mohamed Saaid
(iv) Datuk Khatijah binti Ahmad

Terdapat keseimbangan lembaga pengarah yang optima dan pematuhan terhadap criteria pengarah bukan eksekutif bebas bagi Keperluan Penyenaraian Bursa Securities. Para Pengarah bersama-sama membawa pengalaman meluas mereka dalam bidang perniagaan dan kewangan yang berkaitan dengan Syarikat. Satu profil ringkas mengenai setiap Pengarah dibentangkan di muka surat 11 hingga 15.

Terdapat pembahagian tanggungjawab yang jelas antara Pengerusi dan Pengarah Urusan bagi memastikan bahawa terdapat keseimbangan kuasa dan wibawa. Peranan Pengerusi dan Pengarah Urusan ditakrif dengan jelas.

Company, organisational effectiveness and implementation of Board policies and decisions. The presence of independent non-executive Directors fulfils a pivotal role in corporate accountability. Although all the Directors have an equal responsibility for the Group's operations, the role of these independent non-executive Directors is particularly important as they provide unbiased and independent views, advice and judgement to take account of the long term interest of all parties affected by the Group's business activities.

The executive Director, Ir. Jauhari bin Hamidi and two non-independent Directors, namely Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid and Sekhar Krishnan are representing Sime Darby Berhad, the company's holding company.

The Chairman, Tan Sri Dato' Hamad Kama Piah bin Che Othman and a non-independent Director, Dato' Mustafa bin Mohd Ali represent Permodalan Nasional Berhad, a substantial shareholder of the Company.

5. Supply of Information

Prior to Board Meetings, all Directors will receive the agenda and a set of Board papers containing information relevant to the matters to be deliberated at the meetings. These are issued in sufficient time to enable the Directors to obtain further explanations, where necessary, in order to be briefed properly before the meeting. The Board papers include, among others, the following:

a. quarterly financial reports and management reports;
b. board papers for issues requiring the Board's deliberation and approval;
c. the recommendations of the tender committee on award of contracts for the Board's approval;
d. minutes of meetings of all the committees of the Board, the Management Team and the Pre-qualification Committee for the Board's information; and
e. risk management reports on the Group.

In addition, there is a schedule of matters reserved specifically for the Board's decision, including the approval of corporate plans and annual budgets, acquisitions and disposals of undertakings and properties of a substantial value, major investments and financial decisions, and changes to the management and control structure within the Group, including key policies and procedures and delegated authority limits.

Pengerusi bertanggungjawab untuk memastikan keberkesanan dan perlakuan Lembaga Pengarah manakala Pengarah Urusan mempunyai tanggungjawab keseluruhan ke atas pengurusan syarikat, keberkesanan organisasi dan perlaksanaan dasar dan keputusan Lembaga Pengarah. Kehadiran Pengarah bukan eksekutif bebas memenuhi peranan penting dalam kebertanggungjawaban korporat. Walaupun semua Pengarah memikul tanggungjawab yang setara terhadap operasi Kumpulan, peranan para Pengarah bukan eksekutif bebas ini terutamanya penting kerana mereka memberikan pendapat, nasihat dan pertimbangan yang tidak berat sebelah dan berkecuali dalam mengambil kira kepentingan jangka panjang semua pihak yang mendapat kesan daripada aktiviti perniagaan Kumpulan.

Pengarah eksekutif, Ir. Jauhari bin Hamidi dan dua orang Pengarah bukan bebas, Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid dan Sekhar Krishnan mewakili syarikat induk, Sime Darby Berhad.

Pengerusi, Tan Sri Dato' Hamad Kama Piah bin Che Othman dan seorang pengarah bukan bebas, Dato' Mustafa bin Mohd Ali adalah wakil dari Permodalan Nasional Berhad, yang mempunyai kepentingan besar dalam Syarikat.

5. Bekalan Maklumat

Sebelum mesyuarat Lembaga Pengarah, semua Pengarah akan menerima agenda dan satu set kertas Lembaga Pengarah yang mengandungi maklumat berkaitan dengan perkara-perkara yang akan dibincangkan pada mesyuarat. Ia dikeluarkan dalam tempoh yang mencukupi supaya para Pengarah boleh mendapat penjelasan lanjut, jika perlu, bagi mendapat taklimat sewajarnya sebelum mesyuarat diadakan. Kertas-kertas Lembaga pengarah meliputi, antara lain seperti berikut:

a. laporan suku tahunan kewangan dan laporan pengurusan,
b. kertas lembaga bagi isu-isu yang memerlukan perbincangan dan kelulusan Lembaga Pengarah;
c. cadangan jawatankuasa tender untuk pemberian dan kelulusan kontrak oleh Lembaga Pengarah,
d. minit-minit mesyuarat semua jawatankuasa Lembaga Pengarah, minit-minit mesyuarat Jawatankuasa Pengurusan dan minit-minit mesyuarat Jawatankuasa Pra-Kelayakan untuk makluman Lembaga Pengarah; dan
e. laporan pengurusan risiko untuk Kumpulan.

Di samping itu, terdapat juga jadual perkara yang dikhaskan khusus bagi keputusan Lembaga Pengarah, termasuk kelulusan rancangan korporat dan belanjawan tahunan, pemerolehan dan pelupusan usaha niaga dan hartanah yang bernilai tinggi, keputusan penting pelaburan dan kewangan, dan perubahan struktur pengurusan dan kawalan dalam Kumpulan, termasuk dasar dan prosedur utama dan had kuasa yang diserahkan.

Directors may obtain independent professional advice in the furtherance of their duties, at the Company's expense.

All Directors have access to the advice and services of the Company Secretary in carrying out their duties.

6. Board Committees

The following Board Committees have been established to assist the Board in the execution of its responsibilities. The terms of reference of each Committee has been approved by the Board and, where applicable, comply with the recommendations of the Code.

a) Audit & Accounts Committee

The Audit & Accounts Committee reviews issues of accounting policy and presentation for external financial reporting, monitors the work of the Corporate Assurance function and ensures an objective and professional relationship is maintained with the external auditors. Its principal function is to assist the Board in maintaining a sound system of internal control. The Committee has full access to both the Group Corporate Assurance and external auditors who, in turn, have access at all times to the Chairman of the Committee.

The Committee meets with the external auditors without the executive Director or Management being present, except for the Company Secretary, at least once a year. In line with good corporate governance, no executive Director is a member of the Committee.

The Board reviewed the performance of the Audit & Accounts Committee and its members to ensure that the Committee and its members have carried out their duties in accordance with their terms of reference.

The report of the Audit & Accounts Committee is set out on pages 16 to 20.

b) Tender Committee

The Tender Committee was established on 8 July 1991 to oversee the process of awarding significant contracts by the Group. This Committee meets on a regular scheduled basis. The Committee deliberates on project development contracts above RM1 million and those which are above RM20 million are recommended to the Board for their award.

Para Pengarah boleh mendapatkan nasihat profesional bebas, dalam melaksanakan tugas-tugas mereka dengan perbelanjaan ditanggung oleh Syarikat.

Kesemua Pengarah mempunyai akses kepada nasihat dan perkhidmatan Setiausaha Syarikat dalam melaksanakan tugas mereka.

6. Jawatankuasa Lembaga Pengarah

Jawatankuasa Lembaga Pengarah telah ditubuhkan untuk membantu Lembaga Pengarah melaksanakan tanggungjawabnya. Asas rujukan setiap Jawatankuasa telah diluluskan oleh Lembaga Pengarah dan di mana sesuai, mematuhi cadangan-cadangan dalam Kod.

a) Jawatankuasa Audit & Akaun

Jawatankuasa Audit & Akaun menyemak isu-isu mengenai dasar dan pembentangan perakaunan untuk tujuan laporan kewangan luar, memantau fungsi kerja Pengesahan Korporat dan memastikan perhubungan yang objektif dan professional dikekalkan dengan juruaudit luar. Fungsi utamanya ialah untuk membantu Lembaga Pengarah mengekalkan sistem kawalan dalaman yang teratur. Jawatankuasa ini mempunyai akses penuh kepada Kumpulan Pengesahan Korporat dan juruaudit luar, yang sebaliknya mempunyai akses sepanjang masa kepada Pengerusi Jawatankuasa.

Ahli jawatankuasa berjumpa dengan juruaudit luar sekurang-kurangnya setahun sekali tanpa kehadiran Pengarah eksekutif atau Pengurusan kecuali Setiausaha Syarikat. Selaras dengan amalan terbaik Tadbir Urus Korporat, ahli jawatankuasa adalah terdiri dari pengarah bukan eksekutif.

Lembaga Pengarah telah mempertimbangkan prestasi Jawatankuasa Audit & Akaun dan ahli-ahlinya untuk memastikan yang Jawatankuasa dan ahli-ahlinya telah melaksanakan tanggungjawab mengikut asas rujukan mereka.

Laporan Jawatankuasa Audit dan Akaun terdapat di muka surat 16 hingga 20.

b) Jawatankuasa Tender

Jawatankuasa Tender ditubuhkan pada 8 Julai 1991 untuk menyemak proses penganugerahan kontrak-kontrak utama oleh Kumpulan. Jawatankuasa ini bermesyuarat dengan kerap mengikut jadual. Jawatankuasa mempertimbangkan kontrak projek pembangunan yang bernilai melebihi RM1 juta sementara kontrak projek yang bernilai RM20 juta keatas dicadangkan kepada Lembaga Pengarah untuk penganugerahan.

During the year ended 30 June 2006, eleven meetings were held. The members of the Tender Committee during the year, two of whom are non-executive and non-independent Directors, and their attendance at the meetings, were as follows:

Dalam tahun berakhir 30 Jun 2006, sebelas mesyuarat telah diadakan. Ahli Jawatankuasa Tender yang terdiri antaranya dari dua pengarah bukan eksekutif bukan bebas, kehadiran di mesyuarat-mesyuarat tersebut adalah seperti berikut:

Name **Nama**	**No. of meetings attended** **Bilangan mesyuarat dihadiri**
Dato' Mustafa bin Mohd Ali	11 out of daripada 11
Ir. Jauhari bin Hamidi	10 out of daripada 11
Khor Kok Chai	10 out of daripada 11
Sekhar Krishnan	10 out of daripada 11
Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob	11 out of daripada 11
Dato' Zolkapli @ Zulkifli bin Sharif	9 out of daripada 11

7. **Appointments to the Board**
There is in place a formal and transparent procedure for the appointment of new Directors to the Board. The proposed appointments of new member(s) of the Board are recommended by the Nomination Committee of Sime Darby Berhad Board to the Board of Sime UEP. The Board makes the final decision on appointment.

There is a familiarisation programme in place for new Board members including visits to the development sites and meetings with senior management as appropriate, to facilitate their understanding of the Group.

The Company Secretary ensures that all appointments are properly made, that all necessary information is obtained from the Directors, both for the Company's own records and for the purposes of meeting statutory obligations, as well as obligations arising from the Listing Requirements of Bursa Malaysia Securities Berhad or other regulatory requirements. The Board will periodically examine the effectiveness of its present size in discharging its duties.

8. **Re-election of the Directors**
In accordance with the Company's Articles of Association, all Directors who are appointed by the Board are subject to election by shareholders at the first Annual General Meeting subsequent to their appointment. One-third of the remaining Directors, including the Managing Director, are required to submit themselves for re-election by rotation at each Annual General Meeting.

7. **Perlantikan ke Lembaga Pengarah**
Terdapat prosedur rasmi dan telus bagi perlantikan Pengarah baru ke Lembaga Pengarah. Cadangan perlantikan ahli Lembaga Pengarah baru disarankan oleh Jawatankuasa Pencalonan Sime Darby Berhad kepada Lembaga Pengarah Sime UEP. Lembaga Pengarah membuat keputusan muktamad berkenaan perlantikan.

Suatu program pengenalan telah tersedia untuk ahli-ahli baru Lembaga Pengarah termasuk lawatan ke tapak pembangunan dan mesyuarat dengan pengurusan kanan sebagaimana wajar, bagi memudahkan pemahaman mereka mengenai Kumpulan.

Setiausaha Syarikat memastikan bahawa semua perlantikan dilakukan dengan sewajarnya, bahawa semua maklumat yang diperlukan diperoleh daripada pengarah, bagi rekod Syarikat sendiri dan bagi memenuhi kewajipan undang-undang, dan juga kewajipan yang timbul daripada Keperluan Penyenaraian Bursa Securities atau keperluan peraturan yang lain. Lembaga Pengarah akan memeriksa secara kerap mengenai keberkesanan saiz Lembaga ini untuk menjalankan tugasnya.

8. **Pemilihan semula para Pengarah**
Menurut Tataurusan Syarikat, semua Pengarah yang dilantik oleh Lembaga Pengarah tertakluk kepada pemilihan oleh para pemegang saham di Mesyuarat Agung Tahunan pertama selepas perlantikan mereka. Satu pertiga daripada Pengarah selebihnya, termasuk Pengarah Urusan, dikehendaki menawarkan diri untuk pemilihan semula mengikut giliran pada setiap Mesyuarat Agung Tahunan.

Directors over seventy years of age are required to submit themselves for re-appointment by the shareholders annually in accordance with Section 129(6) of the Companies Act, 1965.

9. Directors' Remuneration

The objective of the Company's policy on Directors' remuneration is to attract and retain the Directors of the calibre needed to run the Group successfully. In the case of executive Directors, the component parts of the remuneration are structured so as to link rewards to corporate and individual performance. Performance is measured against profits and other targets set from the Company's annual budget and plans, and from returns provided to shareholders. In the case of non-executive Directors, the level of remuneration reflects the experience and level of responsibilities undertaken by the particular non-executive Director concerned.

The Remuneration Committee of Sime Darby Berhad recommends the framework and the remuneration package of the executive Director.

The annual fees payable to the non-executive Directors has been fixed by the shareholders of the Company at an amount not exceeding RM500,000 in aggregate. The determination of the fees of each non-executive Director is recommended by the Remuneration Committee of Sime Darby Berhad and is decided by the Board of Sime UEP. The Company reimburses any reasonable expenses incurred by these Directors in the course of their duties as Directors.

The remuneration package comprises the following elements:

(i) Fees and Meeting Allowances

The fee payable to each of the non-executive Directors is determined by the Board as authorised by the shareholders of the Company. All non-executive Directors are paid meeting allowances as determined by the Board to reimburse them for expenses incurred for attendance at Board meetings.

(ii) Basic Salary

The basic salary for the executive Director is reviewed annually by the Remuneration Committee of Sime Darby Berhad, taking into account the performance of the individual, the inflation price index and information from independent sources on the rates of salary for simlar positions in other comparable companies. Salaries are reviewed annually.

Para pengarah yang berusia lebih daripada 70 tahun dikehendaki menawarkan diri untuk perlantikan semula setiap tahun selaras dengan Seksyen 129(6) Akta Syarikat, 1965.

9. Ganjaran para Pengarah

Objektif dasar Syarikat mengenai bayaran Pengarah adalah untuk menarik dan mengekalkan para Pengarah yang diperlukan untuk mentadbir Kumpulan dengan jayanya. Bagi Pengarah eksekutif, bahagian-bahagian komponen bayaran mereka distruktur bagi mengaitkan ganjaran dengan prestasi korporat dan individu. Prestasi diukur berdasarkan keuntungan dan sasaran-sasaran lain yang ditetapkan daripada belanjawan tahunan dan rancangan pengurusan Syarikat dan daripada pulangan pendapatan yang dibahagikan kepada para pemegang saham. Bagi Pengarah bukan eksekutif, tahap ganjaran mereka menggambarkan tanggungjawab yang dilaksanakan oleh Pengarah bukan eksekutif tersebut.

Jawatankuasa Ganjaran Sime Darby Berhad mencadangkan kepada Lembaga Pengarah rangka kerja serta pakej ganjaran Pengarah eksekutif.

Yuran tahunan yang perlu dibayar kepada Pengarah bukan eksekutif telah ditetapkan oleh pemegang saham Syarikat pada jumlah yang tidak melebihi RM500,000 secara agregat. Penentuan yuran setiap Pengarah bukan eksekutif dicadangkan oleh Jawatankuasa Ganjaran Sime Darby Berhad dan diputuskan oleh Lembaga Pengarah Sime UEP. Syarikat membayar balik sebarang perbelanjaan berpatutan yang ditanggung oleh para Pengarah ini dalam melaksanakan tugas mereka sebagai Pengarah.

Pakej ganjaran meliputi unsur-unsur berikut :

(i) Yuran dan Elaun Mesyuarat

Yuran yang akan dibayar kepada Pengarah bukan eksekutif ditentukan oleh Lembaga Pengarah seperti mana yang telah diluluskan oleh pemegang saham Syarikat. Kesemua Pengarah bukan eksekutif dibayar elaun Mesyuarat seperti yang ditentukan oleh Lembaga Pengarah dan sebarang perbelanjaan yang ditanggung ketika menghadiri Mesyuarat Lembaga Pengarah.

(ii) Gaji asas

Gaji asas bagi pengarah eksekutif disemak oleh Jawatankuasa Ganjaran Sime Darby Berhad setiap tahun, dengan mengambil kira pretasi individu, indeks harga inflasi dan maklumat daripada sumber bebas mengenai kadar gaji bagi jawatan yang serupa dalam syarikat lain yang setanding. Gaji disemak setiap tahun.

(iii) Bonus Scheme
The Group operates a bonus scheme for all employees, including the executive Director. The criteria for the scheme is dependent on various performance measures of the Group, together with an assessment of each individual's performance during the period. Bonuses payable to the executive Director is recommended by the Remuneration Committee of Sime Darby Berhad.

(iv) Benefits-in-kind
Other customary benefits (such as medical benefits and car) are made available as appropriate.

(v) Retirement arrangements
The Company contributes 16% of the executive Director's monthly salary to the Employees Provident Fund.

(vi) Service contract
The Managing Director has a service contract with the Company. The notice period for termination of employment is three months on either side.

(vii) Directors' Share Options
The movement in Directors' share options during the year ended 30 June 2006 is set out on page 72.

The aggregate remuneration of the Directors of the Company categorised into the appropriate components are as follows :

(iii) Skim Bonus
Kumpulan mengendalikan satu skim bonus untuk semua kakitangan, termasuk para Pengarah eksekutif. Kriteria yang digunakan oleh skim ini bergantung kepada berbagai ukuran prestasi setiap individu sepanjang tempoh tersebut. Bonus yang di bayar kepada para Pengarah eksekutif dicadangkan oleh Jawatankuasa Ganjaran Sime Darby Berhad.

(iv) Faedah bukan berbentuk wang
Faedah bukan berbentuk wang yang biasa (seperti khidmat perubatan dan kereta) disedia sebagaimana yang wajar.

(v) Urusan Persaraan
Syarikat menyumbang 16% kepada Kumpulan Wang Simpanan Pekerja bagi bayaran gaji bulanan Pengarah Eksekutif.

(vi) Kontrak perkhidmatan
Pengarah Urusan mempunyai kontrak perkhidmatan dengan Syarikat. Tempoh notis bagi penamatan perkhidmatan adalah tiga bulan bagi Pengarah dan Syarikat.

(vii) Opsyen Saham para Pengarah
Pergerakan opsyen saham para Pengarah sepanjang tahun berakhir 30 Jun 2006 dibentangkan di muka surat 106.

Bayaran Pengarah Syarikat secara agregat dikategorikan dalam komponen sewajarnya seperti berikut :

	Group/Kumpulan RM
Executive Director/Pengarah Eksekutif	
Salary and other remuneration Gaji dan bayaran lain	550,104
Benefits - in - kind Faedah bukan berbentuk wang	31,600
Non-Executive Directors/Pengarah Bukan Eksekutif	
Fees Yuran	364,493
Other remuneration Bayaran lain	57,500
Benefit - in - kind Faedah bukan berbentuk wang	-

The aggregate remuneration of the Directors of the Company for the financial year ended 30 June 2006, in respective bands of RM50,000 are as follows :

Bayaran Pengarah Syarikat secara agregat bagi tahun kewangan berakhir 30 Jun 2006, mengikut lingkungan RM50,000 adalah seperti berikut :

Range of Remuneration / Julat Bayaran	Number of Directors / Bilangan Pengarah
Non-Executive Directors / Pengarah Bukan Eksekutif	
Up to RM50,000 / RM50,000 ke atas	5
RM50,001 to RM100,000 / RM50,001 to RM100,000	5
Executive Director/Pengarah Eksekutif	
RM550,001 to RM600,000 / RM550,001 to RM600,000	1

10. Directors' Training

All members of the Board have attended the Mandatory Accreditation Programme prescribed by Bursa Malaysia Securities Berhad. They also continually attend education programmes and seminars to keep abreast with developments in the market place.

Sime Darby Berhad organises in-house training programmes, facilitated by industry experts for Directors of listed companies in the Sime Darby Berhad Group, including Sime UEP.

A Development Programme in the areas of corporate governance and finance was held for the Directors of the Sime Darby Group including the Company.

The training programmes, seminars and briefings attended by the Directors during the year ended 30 June 2006 include :

On Financial Reporting
- New FRS Awareness
- Off-Balance Sheet Items, Offshore Accounts & Derivatives

On Corporate Governance
- Expanding the Pillars of Corporate Governance
- Making Corporate Boards more effective

On Other Areas
- Presentation on the 9th Malaysia Plan

11. Investor Relations & Shareholder Communication

The Board acknowledges the need for shareholders to be informed of all material business matters affecting the Group. The Company has the services of Sime Darby Berhad's Investor Relations Unit which provides a platform for two-way communication between the Company and its shareholders and investors. In addition to various announcements made during the year, the timely release of quarterly financial results provide shareholders with up-to-date overviews of the Group's performance and operations. Sime Darby Berhad holds a press conference

10. Latihan untuk Pengarah

Kesemua ahli Lembaga Pengarah telah menghadiri Program Akreditasi Mandatori yang ditetapkan oleh Bursa Malaysia Securities Berhad. Mereka juga menghadiri program latihan dan seminar pendidikan secara berterusan supaya dapat mengikuti perkembangan-perkembangan yang terbaru dalam pasaran.

Sime Darby Berhad menganjurkan program latihan dalaman yang diselenggarakan oleh pakar-pakar dalam industri berkenaan untuk para Pengarah di dalam Kumpulan Sime Darby Berhad, termasuk Sime UEP.

Program Pembangunan didalam lingkungan Tadbir Urus Korporat dan kewangan telah diadakan untuk pengarah-pengarah Kumpulan Sime Darby, termasuk Syarikat.

Program latihan, seminar dan taklimat dihadiri oleh para Pengarah dalam tahun berakhir 30 Jun 2006 termasuk:

Laporan Kewangan
- Kesedaran Baru FRS
- Diluar Kunci Kira-Kira, Akaun Persisiran & Perolehan

Tadbir Urus Korporat
- Mengembangkan Tunjak Tadbir Urus Korporat
- Membuat Lembaga Korporat lebih berkesan

Lain-Lain Lingkungan
- Pembentangan Rancangan Malaysia yang ke 9

11. Perhubungan Pelabur & Komunikasi Pemegang Saham

Lembaga Pengarah mengakui betapa perlunya pemegang saham dimaklumkan mengenai semua perkara perniagaan yang penting yang boleh mempengaruhi Kumpulan. Syarikat mempunyai perkhidmatan dari Unit Perhubungan Pelabur, Sime Darby Berhad, yang menyediakan platform bagi komunikasi dua-hala antara Syariakt dengan pemegang saham dan pelabur. Di samping berbagai pengumuman yang dibuat sepanjang tahun, pengeluaran menepati masa keputusan kewangan suku tahunan membolehkan para pemegang saham membuat satu

and an analysts' briefing on the financial results of the Sime Darby Berhad Group, which includes coverage of the results of the Sime UEP Group, after the quarterly financial results are released to Bursa Malaysia Securities Berhad. Summaries of the financial results are advertised in daily newspapers and copies of the full announcement are supplied to shareholders and members of the public upon request.

The Company uses the Annual General Meeting, usually held in October each year, as a means of communicating with shareholders. Shareholders who are unable to attend are allowed to appoint proxies to attend and vote on their behalf. Members of the Board as well as the external auditors of the Company are present to answer questions raised at the meeting. Shareholders are welcome to raise queries by contacting the Company at any time throughout the year and not just at the Annual General Meeting.

Any queries or concerns regarding the Company may be conveyed to the following persons:-

i. Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob
Senior Independent Director
Telephone number : 603 - 7952 5771
Facsimile number : 603 - 7957 0220

ii. Rasheedah binti Abu Bakar
Company Secretary
Telephone number : 603 - 8024 0088
Facsimile number : 603 - 8024 9311
E-mail address : sheedaab@simedarby.com

12. Financial Reporting
In presenting the annual financial statements and quarterly announcements of results to shareholders, the Directors aim to present a balanced and understandable assessment of the Group's position and prospects.

tinjauan menyeluruh mengenai prestasi dan operasi Kumpulan. Sime Darby Berhad mengadakan persidangan akhbar dan taklimat penganalisis mengenai keputusan kewangan Kumpulan Sime Darby Berhad, yang termasuk liputan keputusan Kumpulan Sime UEP, diadakan selepas keputusan suku tahunan dikeluarkan kepada Bursa Malaysia Securities Berhad. Ringkasan keputusan kewangan ini diiklankan dalam beberapa akhbar harian pada setiap setengah tahun dan salinan pengumuman penuh dibekalkan kepada para pemegang saham dan orang ramai atas permintaan.

Syarikat menggunakan Mesyuarat Agung Tahunan, biasanya diadakan pada bulan Oktober setiap tahun, sebagai kaedah berkomunikasi dengan para pelabur swasta. Para pemegang saham yang tidak dapat menghadiri mesyuarat tersebut dibenarkan melantik proksi-proksi untuk menghadiri dan mengundi bagi pihak mereka. Para ahli Lembaga Pengarah serta Juruaudit Syarikat hadir untuk menjawab soalan yang dikemukakan di mesyuarat tersebut. Pemegang saham dialu-alukan untuk mengemukakan pertanyaan dengan menghubungi Syarikat pada bila-bila masa sepanjang tahun dan bukan hanya semasa Mesyuarat Agung Tahunan.

Sebarang pertanyaan atau kemusykilan berkaitan Syarikat boleh dikemukakan kepada pihak-pihak berikut:-

i. Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob
Pengarah Kanan Bebas
Nombor telefon : 603 - 7952 5771
Nombor faksimili : 603 - 7957 0220

ii. Rasheedah binti Abu Bakar
Setiausaha Syarikat
Nombor telefon : 603 - 8024 0088
Nombor faksimili : 603 - 8024 9311
Alamat e-mel : sheedaab@simedarby.com

12. Laporan Kewangan
Semasa membentangkan penyata kewangan tahunan dan pengumuman keputusan suku tahunan kepada para pemegang saham, para Pengarah bertujuan untuk membentangkan suatu penilaian yang seimbang dan mudah difahami mengenai kedudukan dan prospek Kumpulan.

The Directors consider that in preparing the financial statements, the Company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates. All accounting standards which the Board considers to be applicable have been followed, subject to any explanations and material departures, if any, disclosed in the notes to the financial statements.

13. Internal Control

The Code requires the Board to maintain a sound system of internal control to safeguard shareholders' investment and the Group's assets. Bursa Malaysia Securities Berhad's "Statement on Internal Control: Guidance for Directors of Public Listed Companies" provides guidance for compliance with these requirements. The Group's inherent system of internal control is designed to provide reasonable but not absolute assurance against the risk of material errors, fraud or losses occurring.

The Statement on Internal Control which provides an overview of the state of Internal Control is set out on page 32. The internal audit function of the Group which rests with Sime Darby Berhad Group Corporate Assurance Department is described in the Report on the Audit & Accounts Committee on page 20 of this annual report.

14. Relationship with the Auditors

Through the Audit & Accounts Committee, the Board has established transparent and appropriate relationships with the Group's auditors, both external and internal. The Committee meets with the external auditors without the presence of Management, except for the Company Secretary, at least once a year.

This statement is made in accordance with a resolution of the Board of Directors dated 25 August 2006.

Para Pengarah menganggap bahawa semasa menyediakan penyata-penyata kewangan, Syarikat dan Kumpulan telah menggunakan dasar-dasar perakaunan yang sewajarnya, diaplikasi secara konsisten dan disokong dengan pertimbangan dan anggaran yang berpatutan dan berhemat. Semua piawaian perakaunan yang dianggap oleh para Pengarah perlu diterimapakai telah dipatuhi, tertakluk kepada sebarang penjelasan dan pemberhentian penggunaannya yang penting, seperti yang dinyatakan dalam nota ke atas penyata-penyata kewangan.

13. Kawalan Dalaman

Kod menghendaki Lembaga Pengarah mengekalkan sistem kawalan dalaman yang sempurna untuk melindungi pelaburan pemegang saham dan aset Kumpulan. "Penyata Kawalan Dalaman: Panduan bagi Pengarah Syarikat Tersenarai Awam" Bursa Malaysia Securities Berhad memberikan panduan bagi pematuhan terhadap keperluan ini. Sistem kawalan dalaman Kumpulan yang wujud direka untuk memberikan jaminan yang berpatutan tetapi bukan sepenuhnya terhadap risiko untuk kesilapan yang ketara, penipuan atau kerugian yang berlaku.

Penyata Kawalan Dalaman memberi gambaran kedudukan keseluruhan kawalan dalaman, dinyatakan di muka surat 32. Fungsi audit dalaman Kumpulan terletak pada Bahagian Kumpulan Pengesahan Korporat, Sime Darby Berhad, dan diterangkan dalam laporan Jawatankuasa Audit & Akaun di muka surat 20.

14. Perhubungan dengan Juruaudit

Lembaga Pengarah telah mewujudkan ketelusan dan perhubungan yang sewajarnya dengan Juruaudit dalam dan luar melalui Jawatankuasa Audit & Akaun. Ahli jawatankuasa berjumpa dengan juruaudit luar sekurang-kurangnya setahun sekali tanpa kehadiran Pengurusan, kecuali Setiausaha Syarikat.

Penyata ini disediakan menurut satu resolusi Lembaga Pengarah bertarikh 25 Ogos 2006.

Statement on Internal Control
Penyata Kawalan dalaman

The Malaysian Code on Corporate Governance stipulates that the board of directors of listed companies maintain a sound system of internal control to safeguard shareholders' investments and Group assets. The Board of Directors are pleased to report to the shareholders on the state of internal control of the Company during the year under review.

Responsibility for Risk Management and Internal Control
The Board of Directors acknowledges their responsibility for maintaining a sound system of internal control over both financial and non-financial aspects of the Group's activities and reviewing its adequacy and integrity. The system of internal control is designed to safeguard shareholders' investment and the Group's assets, by its nature can only manage rather than to eliminate the risks of failure to achieve business objectives and inherently can only provide reasonable but not absolute assurance against material misstatement or loss.

The Board confirms that, in accordance with the "Statement on Internal Control: Guidance for Directors of Public Listed Companies" issued by the Task Force on Internal Control in December 2000, a process has been established for identifying, evaluating and managing significant risks faced by the Group, excluding associated companies. That process was in place during the whole financial year ended 30 June 2006 up to the date of the annual report and financial statements.

For the financial period under review, the Board is satisfied that the system of internal control was generally satisfactory. Where exceptions were noted, they were not material in the context of this report and corrective actions have been taken.

Risk Management Framework
Risk management is regarded by the Board of Directors to be an integral part of the Group's operations. The Board has responsibility for managing risks and internal control associated with operations and ensuring compliance with the applicable laws and regulations.

Management is responsible for creating a risk aware culture and for acquiring the necessary knowledge for risk management. During the year, Management has reviewed the risk profiles of each aspect of operations and changes in those profiles, were taken into consideration during the budgeting and planning process.

The Board has reviewed the key commercial and financial risks facing the Group's businesses together with more general risks such as those relating to compliance with laws and regulations. The monitoring, reviewing and reporting arrangements which have been put in place give reasonable assurance that the structure of controls and operations is appropriate to the Company's and the Group's situation and that there is an acceptable level of risks throughout the Group's businesses.

Kod Malaysia mengenai Tadbir Urus Korporat menetapkan supaya lembaga pengarah syarikat-syarikat tersenarai mengekalkan suatu sistem kawalan dalaman untuk menjaga pelaburan para pemegang saham dan aset Kumpulan. Lembaga Pengarah dengan sukacita melaporkan kepada para pemegang saham tahap kawalan dalaman Syarikat dalam tahun bawah kajian.

Tanggungjawab ke atas Pengurusan Risiko dan Kawalan Dalaman
Lembaga Pengarah mengakui tanggungjawab untuk mengekalkan sistem kawalan dalaman ke atas aspek-aspek kewangan dan bukan kewangan aktiviti-aktiviti Kumpulan dan memastikan kecukupan dan kewibawaannya. Sistem kawalan dalaman ini direka untuk melindungi pelaburan pemegang saham dan asset Kumpulan, menurut sifatnya, hanya mampu menguruskan dan bukannya menghapuskan risiko kegagalan mencapai objektif perniagaan dan, sememangnya hanya boleh memberi jaminan yang munasabah dan bukannya mutlak keatas salah nyata yang penting atau kerugian yang besar.

Lembaga Pengarah mengesahkan bahawa, menurut "Penyata Mengenai Kawalan Dalaman: Panduan bagi Para Pengarah Syarikat-syarikat Tersenarai Awam" yang dikeluarkan oleh Pasukan Petugas mengenai Kawalan Dalaman pada bulan Disember 2000, satu proses diamalkan sepanjang tahun kewangan berakhir 30 Jun 2006 untuk mengenalpasti, menilai dan mengurus risiko-risiko penting yang dihadapi oleh Kumpulan, tidak termasuk syarikat-syarikat bersekutu dan sehingga tarikh laporan tahunan dan penyata kewangan.

Untuk tahun kewangan di bawah kajian, Lembaga Pengarah telah berpuas hati dengan sistem kawalan dalaman yang secara keseluruhannya adalah memuaskan. Dalam konteks laporan ini dibuat, perkara luarbiasa yang tidak diketahui tidak membawa perubahan atau kesan yang ketara dan langkah-langkah pembetulan telahpun diambil.

Pengurusan Risiko
Lembaga Pengarah menganggap pengurusan risiko sebagai sebahagian daripada operasi bersepadu Kumpulan. Lembaga Pengarah bertanggungjawab menguruskan risiko dan kawalan dalaman yang berkaitan dengan operasi dan memastikan kepatuhan kepada undang-undang dan peraturan.

Pengurusan bertanggungjawab mewujudkan satu budaya yang sedar terhadap risiko dan mengumpulkan pengetahuan berkenaan pengurusan risiko. Dalam tahun ini, Pengurusan telah memantau profil-profil risiko pada setiap aspek operasi dan sebarang perubahan pada profil tersebut telah diambil kira pada masa belanjawan dan proses perancangan.

Lembaga Pengarah telah mengkaji risiko-risiko utama komersial dan kewangan yang di hadapi oleh perniagaan Kumpulan beserta risiko-risiko am yang berkaitan dengan pematuhan terhadap undang-undang dan peraturan. Urusan pemantauan, kajian dan laporan yang disediakan memberi jaminan yang berpatutan bahawa struktur kawalan dan operasi adalah bersesuaian dengan situasi Syarikat dan Kumpulan dan bahawa risiko di seluruh perniagaan Kumpulan adalah ditahap yang boleh diterima.

Risk and Control Processes
The Directors have put in place an organisational structure with clearly defined lines of responsibility and authority limits.

The key elements of the Company's internal control system are described below:

1. Clearly defined delegation of responsibilities to Committees of the Board;

2. Clearly documented internal procedures set out in the Sime Darby Berhad Group Policies and Authorities which have been adopted by the Sime UEP Group, including the management of Health and Safety, Environmental and Information Technology risks, as well as definition of the Board's requirements for personal conduct and probity. Corporate values, which emphasise teamwork and ethical behaviour, have been fully communicated to the Group's staff;

3. A detailed budgeting and planning process is in place which entails the annual preparation and review of budget and operational plans. These plans are periodically updated. The annual plans are presented for review and approval of the Board. The Board's evaluation includes a review of business opportunities both long-term and short-term and opportunities identified by management in the course of the Group's annual planning process;

4. Regular and comprehensive financial and management information is tabled to the Board at every Board of Directors' meeting, showing actual results against budget for the month and year to-date with projections for the financial year updated on a regular basis, and

5. Corporate Assurance function which monitor compliance with procedures and to assess the integrity of both financial and non-financial information provided. Major findings are reported to the Audit and Accounts Committee as explained in more detail in the Report of the Audit and Accounts Committee on pages 16 to 20.

Sime Darby Berhad's Group Wide Risk Management Policy
The Risk Management Committee of the Sime Darby Berhad Board carries out the functions of a Risk Management Committee for the entire Sime Darby Berhad Group. This Risk Management Committee was established on 24 August 2004 and a Group Chief Risk Officer was appointed in January 2005. The Group Chief Risk Officer reports to the Group Chief Executive of Sime Darby Berhad and has reporting responsibilities to the Sime Darby Berhad Board's Risk Management Committee for the Sime Darby Berhad Group. During the year, the Group Chief Risk Officer had conducted Risk Management Workshops with the Company and its subsidiaries.

State of Internal Control during the Year Under Review
There were no material financial losses during the year which resulted from a weakness in the systems of internal control.

This statement is made in accordance with a resolution of the Board of Directors dated 25 August 2006.

Risiko dan Proses Kawalan
Para Pengarah telah mewujudkan struktur organisasi dengan tahap pemberian kuasa dan tanggungjawab yang ditakrif dengan jelas.

Unsur-unsur utama sistem kawalan dalaman Syarikat adalah seperti berikut:

1. Memberikan tanggungjawab yang ditakrif dengan jelas kepada Jawatankuasa Lembaga Pengarah;

2. Prosedur-prosedur dalaman yang didokumenkan dengan jelas dalam Polisi dan Kuasa Kumpulan Sime Darby Berhad yang diterimapakai oleh Kumpulan Sime UEP, yang meliputi pengurusan risiko-risiko Kesihatan dan Keselamatan, Alam Sekitar dan Teknologi Maklumat, juga menetapkan keperluan Lembaga Pengarah mengenai tingkah laku dan kewibawaan diri. Nilai-nilai korporat, yang mementingkan kerjasama berpasukan dan sikap beretika, telah dimaklumkan kepada semua kakitangan Kumpulan;

3. Belanjawan dan proses perancangan yang terperinci yang tersedia melibatkan perancangan tahunan dan semakan terhadap belanjawan dan rancangan operasi. Rancangan-rancangan ini dikemaskini dari semasa ke semasa. Perancangan tahunan ini dibentangkan untuk semakan dan kelulusan Lembaga Pengarah. Penilaian oleh Lembaga Pengarah merangkumi kajian peluang-peluang perniagaan jangkapanjang dan jangkapendek dan peluang-peluang yang dikenalpasti oleh unit operasi dalam proses perancangan tahunan Kumpulan;

4. Maklumat kewangan dan pengurusan yang komprehensif dan kerap dibentangkan kepada Lembaga Pengarah pada setiap mesyuarat Lembaga Pengarah, yang menunjukkan keputusan sebenar berbanding belanjawan bagi bulan dan tahun terkini dengan unjuran bagi tahun kewangan dikemaskinikan secara kerap, dan

5. Fungsi Pengesahan Korporat bagi memantau pematuhan kepada prosedur dan menilai kewibawaan maklumat berbentuk kewangan dan bukan kewangan yang disediakan. Penemuan-penemuan utama dilaporkan kepada Jawatankuasa Audit dan Akaun sebagaimana dijelaskan dengan lebih terperinci dalam Laporan Jawatankuasa Audit dan Akaun di muka surat 16 hingga 20.

Polisi Pengurusan Risiko Kumpulan Sime Darby Berhad
Jawatankuasa Pengurusan Risiko Lembaga Pengarah Sime Darby Berhad menjalankan fungsi Jawatankuasa Pengurusan Risiko untuk Kumpulan Sime Darby Berhad. Jawatankuasa Pengurusan Risiko telah ditubuhkan pada 24 Ogos 2004 dan Ketua Pegawai Risiko Kumpulan telah dilantik pada Januari 2005. Ketua Pegawai Risiko Kumpulan melaporkan kepada Ketua Eksekutif Kumpulan Sime Darby Berhad dan mempunyai tanggungjawab untuk melaporkan kepada Jawatankuasa Pengurusan Risiko Sime Darby Berhad untuk Kumpulan Sime Darby Berhad. Untuk tahun dibawah kajian, Ketua Pegawai Risiko Kumpulan telah mengadakan Bengkel Pengurusan Risiko untuk Syarikat dan anak-anak syarikat.

Tahap Kawalan Dalaman sepanjang tahun Di Bawah Kajian
Tiada kerugian kewangan yang ketara dalam tahun ini yang diakibatkan oleh kelemahan dalam sistem kawalan dalaman.

Penyata ini dibuat menurut satu resolusi Lembaga Pengarah bertarikh 25 Ogos 2006.

Corporate Structure
Struktur Korporat

- **SIME UEP PROPERTIES BERHAD** – Investment Holding and Management / Pelaburan dan Pengurusan
  - 100% **SUNGEI WAY DEVELOPMENT BHD** – Property Investment / Pelaburan Harta Tanah
    - 100% **SIME UEP INDUSTRIAL PARK SDN BHD** – Property Investment and Development / Pelaburan Harta Tanah dan Pembangunan
    - 100% **SIME UEP DEVELOPMENT SDN BHD** – Property Investment, Construction and Development / Pelaburan Harta Tanah, Pembinaan dan Pembangunan
      - 40% **SIME UEP BRUNSFIELD PROPERTIES SDN BHD** – Property Development and investment / Pembangunan Harta Tanah dan Pelaburan
  - 100% **SIME UEP HOMES SDN BHD** – Property Investment and Development / Pelaburan Harta Tanah dan Pembangunan
  - 100% **SIME UEP (JOHOR) SDN BHD** – Property Investment and Development / Pelaburan Harta Tanah dan Pembangunan
  - 100% **SIME UEP HEIGHTS SDN BHD** – Property Investment and Development / Pelaburan Harta Tanah dan Pembangunan
  - 100% **LENGKAP TERATAI SDN BHD** – Property Investment and Development / Pelaburan Harta Tanah dan Pembangunan
  - 100% ***SIME UEP BUILDING MANAGEMENT SERVICES SDN BHD** – Property Management / Pengurusan Harta Tanah
  - 100% **SIME UEP LEMBAH ACOB SDN BHD** – Property Investment and Plantation / Pelaburan Harta Tanah dan Perladangan
  - 100% **UEP CONSTRUCTION SDN BHD** – Property Investment / Pelaburan Harta Tanah
    - 100% **R & W MANAGEMENT SDN BHD** – General Insurance and Trading / Agensi Insuran Am dan Perdagangan
  - 70% **SIME UEP EXECUTIVE SUITES SDN BHD** – Property Investment and Management / Pelaburan Harta Tanah dan Pengurusan
  - 50% ***SIME UEP CENTRE SDN BHD** – Property Investment and Development / Pelaburan Harta Tanah dan Pembangunan
  - 50% **PROMINENT ACRES SDN BHD** – Property Investment, Development and Plantation / Pelaburan Harta Tanah, Pembangunan dan Perladangan
  - 50% **SIME PROPERTIES INTERNATIONAL PTE LTD** – Property Investment and Management / Pelaburan Harta Tanah dan Pengurusan
  - 30% **PUCHONG QUARRY SDN BHD** – Quarry / Kuari
  - 36% **SHAW BROTHERS (M) SDN BHD** – Property and Investment Holding / Pelaburan Harta Tanah dan Pegangan Pelaburan

LEGEND PETUNJUK

- Subsidiaries / Subsidiari
- Associates / Sekutu-sekutu
- Joint-controlled Entities / Entiti-entiti Kawalan Bersama

* These companies are inactive.
Syarikat-syarikat ini tidak aktif.

The equity holding of the group in each company aboveis the same as in the preview year with the exception of the equity holding in Sime UEP Brunsfield Properties Sdn Bhd which was acquired during the financial year ended 30 June 2006.
Pegangan ekuiti kumpulan di dalam setiap syarikat di atas adalah sama dengan tahun lepas melainkan pegangan ekuiti di dalam Sime UEP Brunsfield Properties Sdn Bhd yang hanya diperolehi dalam tahun kewangan berakhir 30 Jun 2006.

The subsidiaries, associates and jointly-controlled entities are incorporated and domiciled in Malaysia except Sime Properties International Pte Ltd., which is incorporated and domiciled in Singapore.
Subsidiari-subsidiari, sekutu-sekutu dan entiti-entiti kawalan bersama diperbadankan dan berdomisil di Malaysia kecuali Sime Properties International Pte Ltd., yang diperbadankan dan berdomisil di Singapura.

Management Team & Organisation Chart
Ahli-ahli Pengurusan & Struktur Organisasi



Board of Directors
Lembaga Pengarah
Audit & Accounts Committee
Jawatankuasa Audit & Akaun
Managing Director
Pengarah Urusan
Ir. Jauhari bin Hamidi
Company Secretarial/Legal
Kesetiausahaan Syarikat/Guaman
Rasheedah binti Abu Bakar
General Manager Pengurus Besar
Finance Kewangan
C. Shivanandha
Chief Financial Officer
Ketua Pegawai Kewangan
Sales & Marketing
Jualan & Pasaran
Pam Loh Pek Mee
General Manager
Pengurus Besar
Corporate Services
Perkhidmatan Korporat
Khor Kok Chai
Director Pengarah
Asset Management
Pengurusan Harta
Rusli bin Abdullah
General Manager
Pengurus Besar
Special Projects Projek Khas
Nor Azahar bin Md Husain
General Manager Pengurus Besar
Projects Projek
Shahar bin Mohd Shah
General Manager Pengurus Besar
Total Quality
Kualiti Menyeluruh
Hasnida binti Abd Manan
Head Ketua
Human Resources Sumber Manusia
Marini binti Mohd Said
Head Ketua

Financial Highlights
Maklumat Penting Kewangan

Revenue - External
Perolehan - Luaran



345.0
469.3
441.6
488.6
489.3
2002
2003
2004
2005
2006
RM Million
RM Juta

Profit Before Taxation
Keuntungan Sebelum Cukai



140.8
184.9
168.6
154.5
141.0
2002
2003
2004
2005
2006
RM Million
RM Juta

Total Dividends In Respect of The Financial Year - Net
Jumlah Dividen Berhubung Dengan Tahun Kewangan - Bersih



61.2
61.2
61.2
61.2
61.2
2002
2003
2004
2005
2006
RM Million
RM Juta

Shareholders' Funds
Dana Pemegang Saham



1052.4
1126.6
1195.0
1253.2
1,292.5
2002
2003
2004
2005
2006
RM Million
RM Juta

Earning Per Ordinary Share (Fully Diluted)
Pendapatan Sesaham Biasa (Pencairan Sepenuhnya)



32.7
33.5
32.0
29.5
24.8
2002
2003
2004
2005
2006
Sen
Sen

Net Tangible Assets
Harta Ketara Bersih



1052.4
1126.6
1195.0
1253.2
1,292.5
2002
2003
2004
2005
2006
RM Million
RM Juta

Amount in RM million / Jumlah dalam RM juta	2002	2003	2004	2005	2006
Revenue - External / Perolehan - Luaran	345.0	469.3	441.6	488.6	489.3
Profit Before Taxation / Keuntungan Sebelum Cukai	140.8	184.9	168.6	154.5	141.0
Group Earnings / Pendapatan Kumpulan	132.3	135.4	129.6	119.3	100.4
Group Earnings Excluding Exceptional Items Pendapatan Kumpulan tidak Termasuk Perkara Terkecuali	132.1	115.0	82.4	83.1	100.4
Profit Attributable To Shareholders Keuntungan Bahagian Pemegang Saham	132.3	135.4	129.6	119.3	100.4
Total Dividends In respect Of The Financial Year - Net Jumlah Dividen Berhubung Dengan Tahun Kewangan - Bersih	61.2	61.2	61.2	61.2	61.2
Shareholders' Funds / Dana Pemegang Saham	1,052.4	1,126.6	1,195.0	1,253.2	1,292.5
Net Cash and Cash Equivalents Tunai dan Bersamaan Tunai Bersih	88.3	128.7	206.4	313.4	392.4
Net Tangible Assets / Harta Ketara Bersih	1,052.4	1,126.6	1,195.0	1,253.2	1,292.5
Earning Per Ordinary Share (Fully Diluted) - sen Pendapatan Sesaham Biasa (Pencairan Sepenuhnya) - sen	32.7	33.5	32.0	29.5	24.8
Earning Per Ordinary Share Exculding Exceptional Items (Fully Diluted) - sen Pendapatan Sesaham Biasa Tidak Termasuk Perkara Terkecuali (Pencairan Sepenuhnya) - sen	32.7	28.4	20.4	20.5	24.8

RESULTS			KEPUTUSAN		
First Quarter	- announced	24 November 2005	Suku Pertama	- diumumkan	24 November 2005
Second Quarter	- announced	23 February 2006	Suku Kedua	- diumumkan	23 Februari 2006
Third Quarter	- announced	24 May 2006	Suku Ketiga	- diumumkan	24 Mei 2006
Fourth Quarter	- announced	25 August 2006	Suku Keempat	- diumumkan	25 Ogos 2006

DIVIDENDS		DIVIDEN	
Interim Ordinary Dividend		**Dividen Biasa Pertengahan**	
- entitlement	7 April 2006	- kelayakan	7 April 2006
- paid	5 May 2006	- dibayar	5 Mei 2006
Final Ordinary Dividend (proposed)		Dividen Biasa Akhir (dicadangankan)	
- entitlement	10 November 2006	- kelayakan	10 November 2006
- payable	8 December 2006	- akan dibayar	8 Disember 2006
ANNUAL GENERAL MEETING	19 October 2006	**MESYUARAT AGUNG TAHUNAN**	19 Oktober 2006

Share Prices on Bursa Malaysia Securities Berhad
Harga Saham di Bursa Malaysia Securities Berhad


7
6
5
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3
2
1
0
4.54
3.54
4.56
3.76
4.70
3.60
4.48
4.00
4.36
3.64
2002
2003
2004
2005
2006



Wisma UEP, USJ 10, UEP Subang Jaya

OVERVIEW

On behalf of the Board of Sime UEP Properties Berhad ('the Company'), it is my pleasure to present the Annual Report and Financial Statements of the Sime UEP Group and the Company for the year ended 30 June 2006.

During the year, the market for residential properties in the Klang Valley was under pressure from the continued high petroleum prices and increases in bank interest rates. Despite that, the Group's products continued to be in demand and encouraging sales were recorded during the year. However, the intense competition among developers and pressure from rising costs led to a softening market and made harder the Group's efforts to improve its performance. The wide choice available to buyers made it even more challenging to move stocks of unsold products.

FINANCIAL

Revenue of the Group for the year under review was RM489.3 million compared to RM488.6 million for the preceding year, virtually unchanged from that period because of delays in some launches and slower take-up rates in the year due to prospective buyers being influenced by rising trends in interest rates and fuel prices in the year. Profit before taxation for the current year fell by 8.7% to RM141.0 million from RM154.5 million last year primarily because of the absence of profit from major disposals of land held as property, plant and equipment by a jointly controlled entity. However, better profit margins from property development sales which contributed the bulk of pre-tax profit, increased other operating income, higher share of profits of associated companies and higher interest income helped to soften the impact.

DIVIDENDS

The Board is pleased to recommend the payment of a final gross dividend of 14.0 sen per share less income tax to shareholders. This recommended distribution, together with the interim dividend of 7.0 sen gross per share paid on 5 May 2006, gives a total distribution for the year of 21.0 sen gross per share. The sum of dividends paid and proposed for the financial year under review net of Malaysian income tax at 28% represents 60.9% of the earnings for the year.

OPERATIONS

Putra Heights, the Company's third township in the Klang Valley which was launched in 1999, continued to gain popularity as one of the most sought-after suburbs. With more than an estimated 15,000 residents, Putra Heights' population continued growing following the handing over of 616 units of double-storey linkhomes and of 28 units of double-storey shop-offices to their buyers during the year under review.

During the year too, the Company launched more landed residential properties in its Putra Heights signature Laman Putra Precinct. 3 more phases were launched in Laman Putra

GAMBARAN KESELURUHAN

Bagi pihak Lembaga Pengarah Sime UEP Properties Berhad ('Syarikat'), saya dengan sukacita membentangkan Laporan Tahunan dan Penyata Kewangan Kumpulan dan Syarikat bagi tahun kewangan berakhir 30 Jun 2006.

Semasa tahun kajian, pasaran hartanah perumahan di Lembah Kelang menerima tekanan daripada kenaikan harga petroleum yang berterusan dan peningkatan kadar faedah bank. Sungguhpun begitu, produk Kumpulan masih lagi mendapat sambutan dan penjualan yang menggalakkan telah dicatatkan. Walau bagaimanapun, persaingan sengit di kalangan pemaju dan tekanan kenaikan kos telah melembapkan pasaran dan menjadikan usaha peningkatan prestasi Kumpulan lebih sukar. Pelbagai pilihan yang disediakan kepada para pembeli menjadikan aktiviti penjualan produk yang ada bertambah mencabar.

KEWANGAN

Hasil Kumpulan untuk tahun kewangan di bawah kajian ialah RM489.3 juta berbanding RM488.6 juta pada tahun sebelumnya, tidak banyak mencatatkan perubahan dari tempoh tersebut memandangkan terdapatnya penangguhan di dalam beberapa pelancaran dan kadar jualan yang lembap pada tahun kewangan memandangkan bakal pembeli dipengaruhi oleh trend di dalam kenaikan kadar faedah dan harga minyak sepanjang tahun. Keuntungan selepas cukai untuk tahun semasa jatuh sebanyak 8.7% iaitu RM141.0 juta berbanding RM154.5 juta tahun lepas disebabkan ketiadaan keuntungan daripada jualan besar tanah hartanah, loji dan peralatan oleh entiti kawalan bersama. Bagaimanapun, margin keuntungan daripada jualan pembangunan hartanah yang menyumbangkan keuntungan pracukai yang tinggi, kenaikan pendapatan operasi lain, bahagian keuntungan sekutu-sekutu yang lebih tinggi dan pendapatan faedah yang bertambah telah mengurangkan kesan ketiadaan itu.

DIVIDEN

Lembaga sukacita mencadangkan pembayaran dividen kasar akhir sebanyak 14.0 sen sesaham tolak cukai pendapatan kepada para pemegang saham. Pengagihan yang dicadangkan ini serta dividen pertengahan sebanyak 7.0 sen kasar sesaham yang dibayar pada 5 Mei 2006 memberikan jumlah pengagihan kasar sebanyak 21.0 sen sesaham bagi tahun kewangan ini. Jumlah dividen yang telah dibayar dan dicadangkan bagi tahun kewangan di bawah kajian tolak cukai pendapatan sebanyak 28% memberikan 60.9% pendapatan bagi tahun kajian.

OPERASI

Putra Heights, projek perbandaran ketiga Syarikat di Lembah Kelang yang dilancarkan pada tahun 1999 terus mendapat sambutan sebagai kawasan perumahan yang disukai ramai. Dengan jumlah penduduk anggaran seramai 15,000 orang, populasi Putra Height terus bertambah berikutan penyerahan 616 unit rumah teres dua tingkat dan 28 unit kedai pejabat dua tingkat kepada para pembeli dalam tahun kewangan di bawah kajian.

consisting of 279 units of double-storey linkhomes with plot sizes of 24' x 75' and the more spacious 26' x 80' super-link homes. Responding to market demand for landed properties elsewhere in the township, 222 units of double-storey linkhomes were also launched in the year up to June 2006.

The Company is also pleased to report that a sale of 4.3 acres of vacant industrial land in Taman Perindustrian UEP Subang Jaya was completed during the year under review. The same township also launched 3 phases of double-storey linkhomes totaling 342 units and received very encouraging response from homebuyers. These were supplemented by the launch of 30 units of double-storey shop-offices which enjoyed more than 90% take-up rate on the launch day itself.

At the same time, neighbouring Pinggiran USJ witnessed the launch of 23 units of double-storey shop-offices and 152 units of 20' x 60' double-storey linkhomes. The Company is also pleased to reiterate its continued commitment to its social obligations by delivering 550 units of "Sri Kayan" low cost apartments in Pinggiran USJ to improve the quality of life of lower income earners.



Pada tahun yang sama, Syarikat telah melancarkan lebih banyak hartanah kediaman bertanah di Presint Laman Putra, Putra Heights. Sebanyak 3 fasa lagi telah dilancarkan di Laman Putra yang terdiri dari 279 unit rumah teres dua tingkat dengan keluasan tanah 24' x 75' dan rumah super-link dengan keluasan tambahan pada 26' x 80'. Bagi memenuhi permintaan pasaran bagi hartanah bertanah dalam perbandaran yang sama, sebanyak 222 unit rumah teres dua tingkat turut dilancarkan pada tahun kewangan sehingga Jun 2006.

Syarikat melaporkan bahawa penjualan tanah industri seluas 4.3 ekar di Taman Perindustrian UEP Subang Jaya telah dilakukan semasa tahun kewangan. Perbandaran yang sama juga telah melancarkan 3 fasa rumah teres dua tingkat berjumlah 342 unit yang menerima sambutan yang amat menggalakkan daripada para pembeli. Ia diikuti dengan pelancaran 30 unit kedai pejabat dua tingkat yang memperolehi kadar tempahan 90% pada hari pelancaran.

Pada masa yang sama, kawasan Pinggiran USJ yang berhampiran telah menyaksikan pelancaran 23 unit kedai pejabat dua tingkat dan 152 unit rumah teres dua tingkat 20' x 60'. Syarikat juga telah meneruskan komitmen terhadap tanggungjawab sosialnya dengan penyerahan 550 unit apartmen kos rendah "Sri Kayan" di Pinggiran USJ bagi meningkatkan taraf hidup golongan berpendapatan rendah. Kesungguhan pembangunan baru mencerminkan prestasi pembangunan UEP Subang Jaya (USJ)

Top: The Vistaria in Putra Heights

Bottom: The signature entrance to Putra Heights along the Damansara Puchong Highway

Atas: Vistaria di Putra Heights

Bawah: Gerbang masuk ke Putra Heights yang terletak bersebelahan Lebuhraya Damansara Puchong


PUTRA HEIGHTS

The vigour of the new developments echoes the performance of the matured UEP Subang Jaya (USJ) where the final 181 units of double-storey linkhomes in the established neighbourhood launched in June 2004 were handed over to homeowners on schedule in June 2006.

Over in Bandar Bukit Raja, development is progressing well with the Company concentrating on its Stage I development which is focused on residential properties. Bandar Bukit Raja was launched in August 2002 on a site owned by Prominent Acres Sdn. Bhd, a 50:50 joint venture between the Company and Consolidated Plantations Berhad. Sime UEP is engaged by Prominent Acres Sdn Bhd as developer and project manager for the township.

During the financial year under review, the Company opened its new Sales Office in Bandar Bukit Raja with a fully-furnished sample unit of one and a half storey linkhome built adjacent to it. The township also witnessed the launch of 352 units of a mix of landed residential properties comprising double-storey, one and a half storey and single-storey linkhomes. In the year, Bandar Bukit Raja welcomed more additions to its community when another 354 units of landed residential properties and 690 units of low cost apartments were handed over.



yang telah matang di mana sebanyak 181 unit terakhir rumah teres dua tingkat yang dilancarkan pada bulan Jun 2004 telah diserahkan mengikut jadual kepada para pemilik pada bulan Jun 2006.

Sementara itu, di Bandar Bukit Raja pula, pembangunan berjalan lancar dengan Syarikat memberi tumpuan kepada pembangunan Peringkat 1 yang memfokuskan kepada hartanah kediaman. Bandar Bukit Raja telah dilancarkan pada bulan Ogos 2002 di atas tapak yang dimiliki oleh Prominent Acres Sdn. Bhd, sebuah syarikat usahasama 50:50 antara Syarikat dengan Consolidated Plantations Berhad. Sime UEP telah dilantik oleh Prominent Acres Sdn Bhd sebagai pemaju dan pengurus projek bagi pembinaan perbandaran ini.

Semasa tahun kewangan di bawah kajian, Syarikat telah membuka Pejabat Jualan yang baru di Bandar Bukit Raja dengan sebuah unit contoh rumah teres satu setengah tingkat yang lengkap dihias yang terletak bersebelahannya. Perbandaran ini juga menyaksikan pelancaran 352 unit pelbagai jenis hartanah kediaman bertanah yang terdiri daripada rumah teres dua tingkat, satu setengah tingkat dan satu tingkat. Pada tahun yang sama, Bandar Bukit Raja telah menerima jumlah penduduk yang lebih besar apabila 354 unit hartanah kediaman bertanah dan 690 unit apartmen kos rendah diserahkan kepada pemilik.



Top:
The linkhomes in USJ 23 which were handed over in the financial year under review

Bottom:
The new Sales Office in Bandar Bukit Raja

Atas:
Rumah berangkai di USJ 23 yang telah diserahkan pada Tahun Kewangan yang ditinjau

Bawah:
Pejabat Jualan baru yang terletak di Bandar Bukit Raja

OTHER ACTIVITIES

The Ara Damansara township, developed by Sime Pilmoor Development Sdn Bhd and project managed by Sime UEP, has over the years established itself as one of the premier choice locations in the Klang Valley. The township's value and appeal were increased with the opening of the Ara Underpass along the Sultan Abdul Aziz Shah Airport Road which gives direct access to the main entrance of the township.

The financial year under review saw the handing over an aggregate of 794 units of double storey linkhomes and a mix of medium-cost and low-cost apartments to their homeowners followed by 36 units of double-storey shop-offices known as 'Ara Walk'.

Sime UEP is also the project manager for the developments by Sime Darby Land, namely Planters' Haven in Nilai, Negeri Sembilan and Taman Kerian Permai in Parit Buntar, Perak.

During the year, the Group through its wholly-owned subsidiary, Sime UEP Development Sdn Bhd, acquired a 40% stake in Sime UEP Brunsfield Properties Sdn Bhd, a joint venture company with Sime Darby Property Development Sdn Bhd and Brunsfield Subang Jaya Sdn Bhd, where the latter shareholders hold 30% stake each. The joint venture company is planned as a vehicle for the shareholders to undertake joint development of property projects to be mutually agreed upon. During the year the joint venture had not launched any development yet.

Sime Properties International Pte. Ltd., a 50:50 joint venture company between Sime UEP Properties Berhad and Sime Singapore Ltd, which manages the PNB Darby Park Executive Suites located at No. 10, Jalan Binjai, Kuala Lumpur, maintained its performance during the year and the service apartments enjoyed reasonable room occupancy.

Shaw Brothers (M) Sdn Bhd, a 36%-owned associated company involved principally in property management and investment,



AKTIVITI-AKTIVITI LAIN

Perbandaran Ara Damansara yang dibangunkan oleh Sime Pilmoor Development Sdn Bhd dan diuruskan oleh Sime UEP telah menjadi salah satu antara lokasi pilihan utama di Lembah Kelang. Nilai dan daya tarikan perbandaran ini telah meningkat dengan pembukaan Laluan Ara di Jalan Lapangan Terbang Sultan Abdul Aziz Shah yang menyediakan laluan terus ke pintu masuk perbandaran.

Tahun kewangan di bawah tinjauan menunjukkan agregat penyerahan sebanyak 794 unit rumah teres dua tingkat dan campuran apartmen kos sederhana dan kos rendah kepada para pemilik diikuti dengan penyerahan 36 unit kedai pejabat dua tingkat yang dikenali sebagai 'Ara Walk' .

Sime UEP juga merupakan pengurus projek bagi pembangunan Sime Darby Land, iaitu Planters' Haven di Nilai, Negeri Sembilan dan Taman Kerian Permai di Parit Buntar, Perak.

Semasa tahun kewangan, Kumpulan melalui subsidiari milik penuhnya, Sime UEP Development Sdn Bhd, telah membeli kepentingan sebanyak 40% dalam Sime UEP Brunsfield Properties Sdn Bhd, sebuah syarikat usaha sama di antara Sime Darby Property Development Sdn Bhd dan Brunsfield Subang Jaya Sdn Bhd, di mana kedua-dua syarikat itu masing-masing memegang kepentingan sebanyak 30%. Syarikat usaha sama ini dirancang sebagai jentera bagi pemegang saham melaksanakan pembangunan bersama projek hartanah yang dipersetujui bersama. Usaha sama ini tidak melancarkan sebarang projek semasa tahun kajian.

Sime Properties International Pte. Ltd., syarikat usaha sama 50:50 di antara Sime UEP Properties Berhad dan Sime Singapore Ltd, yang menguruskan PNB Darby Park Executive Suites di No. 10, Jalan Binjai, Kuala Lumpur, mengekalkan prestasinya semasa tahun kewangan dan apartmen berservis yang diuruskannya telah mencapai kadar sewaan yang memuaskan.

Shaw Brothers (M) Sdn Bhd, syarikat bersekutu dengan kepentingan 36% yang terlibat terutama sekali dalam pengurusan hartanah dan pelaburan, mengekalkan keuntungan pada tahun kewangan manakala Puchong Quarry Sdn Bhd, syarikat bersekutu dengan kepentingan 30% kekal tidak aktif selepas penamatan operasi kuari pada tahun kewangan sebelumnya.

Bungalows in Ara Damansara

Rumah banglo di Ara Damansara

maintained its profits during the year while Puchong Quarry Sdn Bhd, a 30%-owned associated company remained inactive following cessation of quarry operations in the previous financial year.

DIRECTORS
The year under review saw a number of changes to your Board.

On behalf of the Board, I bid farewell to two members of the Board who left last year. Tan Sri Lee Lam Thye resigned at the last Annual General meeting on 19 October 2005 followed by Dato' Mohd Bakke bin Mohd Salleh who resigned on 1 March 2006. The Board extends to both its sincere appreciation for their services and contributions in helping make the Group what it is today.

On behalf of the Board, I welcome to the Board Datuk Khatijah binti Ahmad who was appointed on 1 March 2006. Datuk Khatijah is also a member of the Board of Sime Darby Berhad and Executive Chairman of the KAF Group of companies. We look forward to her invaluable contribution to continue taking the Group to new heights.

EMPLOYEES
The Group's employees continue to be our most invaluable asset and we offer our sincere thanks and appreciation to all employees for their dedication and commitment during the year. We have always emphasised on continued training and retraining of our staff and I am pleased to confirm that this will be maintained in the new financial year.

CORPORATE GOVERNANCE
The adoption and application by the Group of the principles and best practices set out in the Malaysian Code of Corporate Governance are disclosed in this year's annual report. The Board is fully committed to ensuring that the highest standards of corporate governance are practised throughout the Group in the accordance with both the Code and the Government Linked Companies Transformation Program.

PROSPECTS
The property sector will continue to be very competitive because buyers' sentiments are likely to be affected by the recent upward trend in bank interest rates and high fuel prices. Barring unforeseen circumstances, the Group expects the new financial year's results to be satisfactory in line with the property market performance.

TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN
Chairman

PARA PENGARAH
Tahun tinjauan menyaksikan beberapa perubahan dalam Lembaga Pengarah.

Bagi pihak Lembaga, saya mengucapkan selamat berpisah kepada dua Ahli Lembaga yang meletakkan jawatan pada tahun lepas. Tan Sri Lee Lam Thye telah meletakkan jawatan pada Mesyuarat Agung Tahunan tahun lepas pada 19 Oktober 2005 diikuti oleh Dato' Mohd Bakke bin Mohd Salleh yang meletakkan jawatan pada 1 Mac 2006. Pihak Lembaga merakamkan penghargaan ikhlas atas perkhidmatan dan sumbangan mereka dalam membantu pencapaian Kumpulan sehingga kini.

Bagi pihak Lembaga, saya mengalu-alukan perlantikan Datuk Khatijah binti Ahmad pada 1 Mac 2006 ke dalam Lembaga. Datuk Khatijah juga adalah ahli Lembaga Pengarah Sime Darby Berhad dan Pengerusi Eksekutif syarikat Kumpulan KAF. Kami menanti akan sumbangan berharga beliau dalam meneruskan anjakan Kumpulan ke peringkat yang lebih tinggi.

PARA KAKITANGAN
Para pekerja Kumpulan terus menjadi aset paling berharga buat kami dan kami menyampaikan ucapan terima kasih serta penghargaan kami kepada semua para kakitangan atas dedikasi dan komitmen mereka sepanjang tahun. Kami sentiasa menekankan latihan berterusan dan latihan semula bagi para pekerja kami. Dan saya yakin amalan ini akan dikekalkan dalam tahun kewangan yang baru ini nanti.

TADBIR URUS KORPORAT
Penerapan dan aplikasi oleh Kumpulan terhadap prinsip dan amalan terbaik seperti yang dinyatakan dalam Kod Tadbir Urus Korporat Malaysia dinyatakan dalam laporan tahunan tahun ini. Pihak Lembaga komited sepenuhnya dalam menentukan tadbir urus korporat pada standard tertinggi diamalkan di seluruh Kumpulan seperti dalam Kod dan Program Transformasi Syarikat Berkaitan Kerajaan.

PROSPEK
Sektor hartanah akan terus kompetitif memandangkan sentimen para pembeli akan dipengaruhi oleh trend semasa kadar faedah bank dan harga minyak yang tinggi. Kecuali terdapatnya halangan-halangan dan masalah-masalah lain yang tidak dapat diramal, Kumpulan menjangkakan keputusan memuaskan bagi tahun kewangan baru sejajar dengan prestasi pasaran hartanah.

TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN
Pengerusi



Linear Park, Ara Damansara

OVERVIEW

The stability of the property market in Malaysia is based upon the stability of the country's economy which is currently expanding at a sustainable rate and benefiting from closer export ties with China as well as strong level of foreign direct investment from the US, China and Japan.

Based on historical records, the trend over the past decade has implied a strong corelation between Gross Domestic Product (GDP) and the transacted value of residential property. Hence, with the Malaysian economy strengthening with real GDP expanding at 5.9% in the second quarter of this year, as reported by Bank Negara Malaysia, the sector will likely continue to experience growth - albeit on a more moderate scale, compared to the previous year.

The rise of building material prices and the hike in petrol prices may lead to inflationary pressures on the economy in general. This will, to some extent, contribute to a more challenging business environment for the property market. Other players will aggressively launch new products and thus offer more choices for homebuyers and investors.

The sales for the residential sector, the pillar of the property market, experienced slow rate in late 2005 initially before stabilising. Responding to the good demand for properties in preferred locations with competitive pricing during the financial year under review, Sime UEP launched a total of 1,436 units of mixed properties comprising double-storey linkhomes, low-cost shops, double-storey shop-offices and one-and-a-half-storey link homes.

During the financial year under review, the Company is pleased to report that it has achieved several corporate milestones. Leading the list of its achievements is the certification of the MS1722: Part1, 2005:Occupational Safety & Health Management Systems that the Company received on 14 June 2006; making Sime UEP the first company in Malaysia to be certified with such requirement by SIRIM QAS International Sdn Bhd. The Company has also been ranked as one of Malaysia's Top 10 Property Developers in 2006 for the fourth time. This is a recognition awarded by The Edge Malaysia, a renowned business weekly newspaper.

GAMBARAN KESELURUHAN

Kestabilan pasaran hartanah Malaysia adalah berdasarkan kepada kestabilan ekonomi negara yang mana pada masa sekarang berkembang dengan kadar sederhana dan menikmati faedah daripada hubungan urus niaga ekspot yang lebih rapat dengan China dan pelaburan langsung luar negara dengan Amerika Syarikat, China dan Jepun yang berada di tahap yang kukuh.

Berdasarkan rekod sejarah, trend sepanjang dekad lepas turut menunjukkan bahawa hubungan di antara Keluaran Dalam Negara Kasar (KDNK) dan nilai hartanah kediaman adalah berkait rapat. Sehubungan itu, dengan pengukuhan ekonomi Malaysia dan KDNK berkembang pada kadar 5.9% pada suku kedua tahun ini seperti yang dilaporkan oleh Bank Negara Malaysia, sektor ini akan terus mengalami pertumbuhan – walaupun pada skala yang sederhana, berbanding tahun sebelumnya.

Peningkatan harga bahan binaan dan kenaikan harga petrol mungkin menyebabkan tekanan inflasi kepada sektor ekonomi secara amnya. Ini juga, pada suatu tahap tertentu akan menyumbang kepada persekitaran niaga yang lebih mencabar untuk pasaran hartanah. Pemaju lain akan melancarkan produk-produk baru, sekaligus menawarkan lebih banyak pilihan untuk para pembeli rumah dan para pelabur.

Jualan untuk sektor kediaman yang merupakan asas kekuatan pasaran hartanah menunjukkan kadar yang rendah pada penghujung tahun 2005 sebelum stabil semula. Memandangkan terdapat permintaan yang baik untuk hartanah di lokasi yang terpilih dengan harga kompetitif sepanjang tahun kewangan di bawah kajian, Sime UEP telah melancarkan sejumlah 1,436 unit dengan gabungan hartanah yang terdiri daripada rumah berangkai dua tingkat, kedai kos rendah, kedai pejabat dua tingkat dan rumah berangkai satu setengah tingkat.

Sepanjang tahun kewangan di bawah kajian, Syarikat dengan berbesar hati melaporkan beberapa kejayaan gemilang yang telah dicapai. Senarai kegemilangan ini bermula dengan penerimaan persijilan MS1722: Bahagian 1, 2005: Sistem Pengurusan Kesihatan & Keselamatan Pekerjaan yang diterima pada 14 Jun 2006; menjadikan Sime UEP syarikat pertama di Malaysia yang diberikan sijil seumpamanya oleh SIRIM QAS International Sdn Bhd. Syarikat turut disenaraikan sebagai salah satu daripada 10 Pemaju Hartanah Utama Malaysia 2006 buat kali keempat. Pengiktirafan ini dianugerahkan oleh The Edge Malaysia, surat khabar perniagaan mingguan yang terkemuka di Malaysia.

PUTRA HEIGHTS

Another blue-chip township by Sime UEP

PUTRA HEIGHTS

Putra Heights, the third township developed by Sime UEP in the Klang Valley, is one of the crown jewels of the Company. This 727-hectare development which was first launched in 1999 is now almost fully-developed. The township is now bustling with activities and the residents are already forming a closely-knit community.

During the financial year under review, the Company launched a total of 6 phases in Putra Heights consisting of 501 units of double-storey linkhomes. Out of the 6 phases launched, 3 phases were for landed residential homes located in Laman Putra Precinct, the signature development in Putra Heights township. The double-storey linkhomes are 165 units of D'Passion with a plot size of 24' x 75' and D'Exquisite (76 units) and D'Magnificient (38 units) with a generous plot size of 26' x 80'.



PUTRA HEIGHTS

Putra Heights, pembangunan ketiga yang dimajukan oleh Sime UEP di Lembah Klang adalah merupakan salah sebuah permata Syarikat. Pembangunan seluas 727 hektar yang telah dilancarkan pada tahun 1999 ini, hampir dibangunkan sepenuhnya. Kini, perbandaran ini sibuk dengan pelbagai aktiviti dan para penduduknya sudahpun menjadi sebuah komuniti yang mesra dan padu.

Sepanjang tahun kewangan di bawah kajian, Syarikat telah melancarkan sejumlah 6 fasa di Putra Heights yang terdiri daripada 501 unit rumah berangkai dua tingkat. Daripada 6 fasa yang dilancarkan, 3 daripadanya merupakan fasa kediaman bertanah yang terletak di Laman Putra Precint, sebuah pembangunan mercutanda di perbandaran Putra Heights. Rumah berangkai dua tingkat ini terdiri daripada 165 unit D'Passion dengan saiz plot seluas 24' x 75' dan D'Exquisite (76 unit) dan D'Magnificient (38 unit) dengan saiz plot yang lebih besar iaitu 26' x 80'.

Top:
A park facing a row of linkhomes in Putra Heights

Atas:
Taman berhadapan dengan barisan rumah berangkai di Putra Heights

Bottom:
Artist's impression of D'Magnificent in Laman Putra Precinct

Bawah:
Gambaran pelukis bagi D'Magnificent di Laman Putra Precint



Launched in April 2005, Laman Putra Precinct is set in a lush, tropical environment with 25% of the land dedicated to landscaping and buffer zones. Laman Putra Precinct adopts the 'Green Street' concept with concealed drainage and semi underground cabling to provide a cleaner environment that is soothing to the eye. The neighbourhood is planned to be a semi-gated community that provides only one entrance and exit point as well as guardhouses to further enhance the security measures in this area.

The Company has also taken the step to build sample houses for its Laman Putra Precinct customers to view and assess the quality of the finishing and workmanship of the products.

Other launches in Putra Heights during the financial year under review include 134 units of double-storey linkhomes with plot size of 22' x 75' and 88 units of double-storey linkhomes with a bigger plot size of 24' x 75'.

Top:
A Police Station in Putra Heights for that added peace of mind

Bottom:
Contemporary designs continue to attract homebuyers to the township

Atas:
Balai Polis di Putra Heights memberikan ketenangan minda penduduk

Bawah:
Rekabentuk kontemporari menjadi penarik kepada pembeli

Dilancarkan pada April 2005, Laman Putra Precint dibangunkan di tengah kehijauan tropika dengan 25% tanahnya diperuntukkan untuk landskap dan zon santai. Laman Putra Precint diilhamkan dengan konsep 'Jalan Hijau' dengan perparitan separa bertutup dan pendawaian di bawah tanah untuk mewujudkan persekitaran yang lebih kemas dan cantik. Kejiranan ini dirancang untuk menjadi komuniti separa berpagar yang menyediakan hanya satu jalan masuk dan keluar serta pondok pengawal untuk meningkatkan kawalan keselamatan di kawasan ini.


BALAI POLIS

Syarikat telah mengambil langkah membina rumah contoh untuk Laman Putra Precint agar pembeli boleh melihat dan menilai kualiti kemasan dan hasil mutu kerja produk.

Pelancaran lain di Putra Heights sepanjang tahun kewangan di bawah kajian termasuklah 134 unit rumah berangkai dua tingkat dengan saiz plot 22' x 75' dan 88 unit rumah berangkai dua tingkat dengan saiz plot yang lebih besar iaitu 24' x 75'.

Syarikat turut berbangga melaporkan bahawa sepanjang tahun kewangan di bawah kajian, 616 unit rumah berangkai dua tingkat telah diserahkan kepada pemilik masing-masing. 28 unit kedai pejabat dua tingkat yang dikenali sebagai Mutiara Corner turut diserahkan kepada pembeli masing-masing pada bulan April 2006.





The Company is pleased to report that during the financial year under review, 616 units of double-storey linkhomes were handed over to their homeowners. Purchasers of the 28 units of double-storey shop-offices known as Mutiara Corner also took pessession of their properties in April 2006.

Construction of the Putra Point double and three-storey shop-offices in the Putra Point Town Centre is progressing well. Planned to be the commercial hub of the Putra Heights township, Putra Point is set to serve the needs of not only the Putra Heights community but also neighbouring residents of Subang Jaya, UEP Subang Jaya (USJ), Puchong and Shah Alam. This commercial entity is projected to command high returns to investors, especially when the township is fully developed.

With its strategic location along the North-South corridor that leads to Putrajaya, Cyberjaya and the Kuala Lumpur International Airport, Putra Heights can easily be accessed via Lebuhraya Damansara Puchong. A plan is in the pipeline to construct the Putra Heights Interchange that will link the township directly to the ELITE Highway. The Company expects the interchange to be completed in 2008. With this further improvement on accessibility, the Company is confident that it will further boost the appeal of Putra Heights as one of the most sought-after neighbourhoods in the Klang Valley.



Pembinaan kedai pejabat dua tingkat dan tiga tingkat di Pusat Bandar Putra Point sedang berjalan dengan baik. Dirancang sebagai hab komersial perbandaran Putra Heights, Putra Point bakal memenuhi bukan sahaja keperluan komuniti Putra Heights tetapi juga penghuni di kejiranan berhampiran seperti Subang Jaya, UEP Subang Jaya (USJ), Puchong dan Shah Alam. Entiti komersial ini dijangka akan memberikan pulangan yang tinggi kepada para pelabur, terutamanya apabila perbandaran ini dimajukan sepenuhnya kelak.

Dengan lokasinya yang strategik di sepanjang koridor Utara-Selatan yang menghubung ke Putrajaya, Cyberjaya dan Lapangan Terbang Antarabangsa Kuala Lumpur, Putra Heights mudah dihubungi menerusi Lebuh Raya Damansara Puchong. Sedang di dalam perancangan adalah pembinaan Persimpangan Putra Heights yang akan menghubungkan perbandaran ini terus ke Lebuh Raya ELITE. Syarikat menganggarkan persimpangan ini akan siap sepenuhnya pada tahun 2008. Dengan peningkatan laluan masuk ini, Syarikat yakin ianya akan membantu merangsang daya tarikan bandar ini sebagai kejiranan yang paling diminati di Lembah Klang.

Top:
A child-friendly playground in Putra Heights

Bottom:
The Putra Point shop-offices

Atas:
Sebuah taman permainan yang mesra kanak-kanak di Putra Heights

Bawah:
Kedai-pejabat Putra Point



BANDAR BUKIT RAJA
DOORWAY TO A NEW WORLD IN KLANG

BANDAR BUKIT RAJA
Bandar Bukit Raja, which was launched in August 2002 is the first integrated and self-contained township in Klang planned to be equipped with modern facilities and amenities to provide total convenience and comfort to its residents.

During the financial year under review, in a move to further establish its presence in the Klang District and improve services to its customers, the Company launched a new Sales Office in Bandar Bukit Raja. The 2,629 sq ft Sales Office was officiated by YAB Dato' Seri Dr. Haji Mohamad Khir bin Toyo, the Menteri Besar of Selangor in August 2006. Adjacent to the Sales Office is a fully-furnished sample unit for homebuyers and customers to access the quality and finishing of the product besides providing a better understanding of the concept of the design.

BANDAR BUKIT RAJA
Bandar Bukit Raja, yang dilancarkan pada Ogos 2002 adalah perbandaran lengkap dan bersepadu pertama di Klang. Perbandaran ini dirancang dengan kemudahan dan kelengkapan moden yang akan memberi keselesaan sepenuhnya kepada para penghuninya.

Sebagai langkah untuk mengukuhkan lagi kedudukannya di Daerah Klang dan untuk meningkatkan lagi perkhidmatan terhadap para pelanggannya, Syarikat melancarkan Pejabat Jualan yang baru di Bandar Bukit Raja di dalam tahun kewangan di bawah kajian. Pejabat Jualan seluas 2,629 kps ini telah dirasmikan oleh YAB Dato' Seri Dr. Haji Mohamad Khir bin Toyo, Menteri Besar Selangor pada Ogos 2006. Bersebelahan Pejabat Jualan ini adalah unit rumah contoh yang lengkap dihiasi perabot bagi membolehkan para pelanggan menilai kualiti dan kemasan produk di samping memahami dengan lebih baik lagi konsep rekaan.

Top:
Violet double-storey linkhomes

Bottom:
The new Sales Office further establishes Sime UEP's presence in Bandar Bukit Raja

Atas:
Rumah berangkai dua-tingkat Violet

Bawah:
Kehadiran Sime UEP di Bandar Bukit Raja kian dirasai dengan terbinanya Pejabat Jualan yang baru




BUKIT RAJA


Sime U
03 2693 8651

With its pioneer residents moving into the township during the last financial year, Bandar Bukit Raja welcomed additional members to its community when residents of Rebana low-cost apartments, Rosetta one and a half-storey linkhomes, Jade single-storey linkhomes and Adena double-storey linkhomes were handed over their house keys during the financial year under review.

The Company also aggressively launched 4 more phases in the Bandar Bukit Raja township totaling 352 units of mixed landed residential products during the financial year under review.

A show unit of Violet 20' x 65' double-storey linkhomes with interior decorations was also completed during the financial year under review.

The latest addition to Bandar Bukit Raja residential properties is the 20' x 65' double-storey linkhomes known as Lotus. In conjunction with the Lotus launch, a carnival was held at the Bandar Bukit Raja Sales Office to attract potential customers and registrants to the new launch. The event was also aimed at providing families and existing residents with family-oriented entertainment as a means to build closer ties among the communities of Bandar Bukit Raja.

Spanning a sprawling 2,179 hectares, Bandar Bukit Raja can easily be accessed via a comprehensive transportation networks such as the Federal Highway, the North Klang Valley Expressway, the New North-Klang Straits Bypass and the proposed Coastal Highway.

In terms of infrastructure, Jalan Meru has been upgraded to become a dual carriageway. The ongoing construction of ingress and egress along Jalan Haji Sirat leading to the Stage 1 development area of Bandar Bukit Raja has also made significant progress. All these will add value to further elevate Bandar Bukit Raja's appeal as the preferred choice for residential homes in Klang.

Para penduduk sulung telahpun berpindah ke perbandaran ini pada tahun kewangan yang lepas. Bandar Bukit Raja terus mengalu-alukan penghuni seterusnya ke komuniti ini apabila serahan kunci dilakukan pada tahun kewangan yang ditinjau bagi penghuni apartmen kos rendah Rebana, rumah berangkai satu setengah tingkat Rosetta, rumah berangkai satu tingkat Jade dan rumah berangkai dua tingkat Adena.

Syarikat dengan agresifnya melancarkan 4 buah fasa lagi di perbandaran Bandar Bukit Raja berjumlah 352 unit yang meliputi produk kediaman bertanah pada tahun kewangan di bawah kajian.

Unit rumah contoh berangkai dua tingkat Violet dengan saiz plot 20' x 65' yang lengkap dengan hiasan dalaman juga telah disiapkan pada tahun kewangan yang ditinjau.

Lotus, rumah berangkai dua tingkat dengan saiz plot 20' x 65' merupakan hartanah kediaman terkini di Bandar Bukit Raja. Sempena pelancarannya satu karnival telah diadakan di Pejabat Jualan Bandar Bukit Raja untuk menarik pelanggan berpotensi dan mereka yang telah mendaftar ke pelancaran baru ini. Acara ini juga disasarkan untuk menyediakan hiburan bagi penduduk setempat di samping mengeratkan lagi hubungan sesama komuniti di Bandar Bukit Raja.

Bandar Bukit Raja yang terbentang seluas 2,179 hektar dihubungkan dengan mudah melalui rangkaian pengangkutan komprehensif seperti Lebuh Raya Persekutuan, Lebuh Raya Lembah Klang Utara, Jalan Pintasan Selat Utara-Klang Baru dan Lebuh Raya Pantai yang dicadangkan.

Dari segi infrastruktur pula, Jalan Meru telah dinaik taraf menjadi jalan duaan. Pembinaan yang sedang dijalankan bagi jalan masuk dan jalan keluar sepanjang Jalan Haji Sirat menuju ke kawasan Pembangunan Tahap 1 di Bandar Bukit Raja telah menunjukkan perkembangan yang memberangsangkan. Semua ini akan meningkatkan lagi daya tarikan Bandar Bukit Raja sebagai kediaman pilihan di Klang.

Opposite Page:

Top:
The Ara Walk shop-offices

Bottom Left:
The landscaped park near Alissia double-storey linkhomes

Bottom Right:
Casarina linkhomes in Ara Damansara

Muka Surat Sebelah:

Atas:
Kedai-pejabat Ara Walk

Bawah Kiri:
Taman berlanskap di kawasan rumah berangkai dua-tingkat Alissia

Bawah Kanan:
Rumah berangkai Casarina di Ara Damansara

Ara Damansara
Malaysia's Premier Community Park

ARA DAMANSARA

Almost seven years since its launch in 1999, Ara Damansara has made its mark as one of the most prestigious addresses in the Petaling Jaya north growth corridor. Its strategic location and easy accessibility via the New Klang Valley Expressway (NKVE) and Federal Highway, is further enhanced with the completion of the Ara Damansara Underpass along the Sultan Abdul Aziz Shah Airport Road which provides direct access to the township.

During the financial year under review, the established township of Ara Damansara added new members to its community when a total of 794 new residential homeowners received the keys to their new homes. The handed over units include 344 units of double-storey linkhomes, 240 units of medium cost apartments, and 210 units of low-cost apartments.

ARA DAMANSARA

Hampir tujuh tahun sejak dilancarkan pada tahun 1999, Ara Damansara telah menjadi salah satu daripada alamat paling berprestij di kawasan koridor pertumbuhan di utara Petaling Jaya. Kedudukannya yang strategik dengan laluan yang mudah melalui Lebuh Raya Lembah Klang Baru (NKVE) dan Lebuh Raya Persekutuan telah dipertingkatkan lagi dengan siapnya Laluan Bawah Ara Damansara yang terletak di sepanjang Jalan Lapangan Terbang Sultan Abdul Aziz Shah yang menyediakan laluan terus ke perbandaran ini.

Semasa tahun kewangan di bawah kajian, komuniti Ara Damansara semakin berkembang apabila 794 pemilik kediaman telah menerima kunci rumah masing-masing. Unit-unit yang diserahkan termasuklah 344 unit rumah berangkai dua tingkat, 240 unit apartmen kos sederhana dan 210 unit apartmen kos rendah.







The Company is also pleased to report that 36 units of its maiden commercial properties known as Ara Walk had been completed and handed over to their purchasers during the financial year under review.

Developed by Sime Pilmoor Development Sdn Bhd, a wholly-owned subsidiary of Sime Darby Berhad and managed by Sime UEP Development Sdn Bhd, Ara Damansara continues to generate interest from homebuyers and investors alike. Responding to market demand for more residential properties at Ara Damansara, the Company is pleased to report that it is planning to launch its maiden entry into the high-end condominium market in Ara Damansara with the introduction of Ara Hill, targeted to be launched before the end of 2006.

These low-rise condominiums totaling 400 units are located in the higher grounds of the Ara Damansara township. Ara Hill is designed to be an exclusive residence with panoramic view of the nearby linear lakes, Tropicana golf course and the surrounding exclusive and high-end neighbourhood. With its Tropical living concept, Ara Hill is targeted to cater to the needs of the affluent Malaysians, specially the younger generation who places importance on quality lifestyle as they upgrade to better homes.

PINGGIRAN USJ

During the financial year under review, a new phase of affordable linkhomes known as Lavender was launched in May 2006. Lavender consists of 152 units of 20' x 60' double-storey linkhomes and is priced from RM218,888. These linkhomes are targeted to cater to the housing needs of the industrial workforce in the neighbouring areas.

The Company also launched 23 units of Gemilang, the 22' x 80' double-storey shop-offices in April 2006. Gemilang is situated in the heartland of the industrial activity in Pinggiran USJ and the shop-offices are most suited for medium sized business. Surrounded by a network of highways and easy accessibility, the launch received a very good response from the public with more than 60% take-up rate on the launch day itself. Gemilang double-storey shop-offices are priced from RM418,888 for Type X unit with gross built-up area of approximately 3,470 sq ft and land area of approximately 1,760 sq ft.

During the financial year under review, the Company completed and handed over 275 units of low-cost Sri Kayan apartments to the owners.

Other launch in the pipeline in Pinggiran USJ include 20' x 60' double-storey linkhomes.

Syarikat juga dengan sukacitanya melaporkan 36 unit hartanah komersil sulungnya yang dikenali sebagai Ara Walk telah diserahkan kepada pembeli masing-masing semasa tahun kewangan di bawah kajian.

Dibangunkan oleh Sime Pilmoor Development Sdn Bhd, sebuah subsidiari milik penuh Sime Darby Berhad dan diuruskan oleh Sime UEP Development Sdn Bhd, Ara Damansara terus menarik minat para pembeli rumah dan juga para pelabur. Sebagai memenuhi permintaan pasaran untuk menyediakan lebih banyak hartanah kediaman di Ara Damansara, Syarikat merancang untuk melancarkan projek kondominium mewah pertamanya di Ara Damansara dengan memperkenalkan Ara Hill yang bakal dilancarkan sebelum akhir tahun 2006.

Kondominium bertingkat rendah yang berjumlah 400 unit ini terletak di kawasan tanah yang lebih tinggi di perbandaran Ara Damansara. Ara Hill direka untuk menjadi kediaman eksklusif dengan panorama kawasan tasik linear, padang golf Tropicana dan kawasan mewah yang berhampiran. Berkonsepkan kehidupan Tropika, Ara Hill disasarkan untuk memenuhi keperluan pembeli golongan mewah terutamanya generasi muda yang mementingkan gaya hidup berkualiti apabila menaik taraf kediaman mereka.

PINGGIRAN USJ

Semasa tahun kewangan di bawah kajian, sebuah fasa rumah berangkai mampu dimiliki yang dikenali sebagai Lavender telah dilancarkan pada bulan Mei 2006. Lavender terdiri daripada 152 unit rumah berangkai dua tingkat dengan saiz plot 20' x 60' dan harga jualan bermula dari RM218,888. Rumah berangkai ini disasarkan untuk memenuhi keperluan perumahan bagi warga kerja industri di kawasan sekitar.

Syarikat juga telah melancarkan 23 unit kedai pejabat dua tingkat 22' x 80' dinamakan Gemilang pada bulan April 2006. Ia terletak di tengah-tengah kawasan aktiviti perindustrian di Pinggiran USJ dan kedai pejabat ini amat sesuai untuk perniagaan bersaiz sederhana. Dengan dikelilingi rangkaian lebuh raya dan laluan keluar masuk yang lancar, pelancaran projek ini telah menerima sambutan baik daripada orang ramai dengan kadar tempahan sebanyak 60% diterima pada hari ia dilancarkan. Kedai pejabat dua tingkat Gemilang berharga dari RM418,888 untuk unit Jenis X dengan luas binaan dianggarkan 3,470 kaki persegi dan keluasan tanah kira-kira 1,760 kaki persegi.

Semasa tahun kewangan di bawah kajian, Syarikat selesai membina dan telah menyerahkan sebanyak 275 unit apartmen kos rendah Sri Kayan kepada para pemilik.

Pelancaran yang akan datang di Pinggiran USJ termasuklah rumah berangkai dua tingkat dengan saiz plot 20' x 60'.

TAMAN PERINDUSTRIAN UEP SUBANG JAYA (USJ)

During the financial year under review, new phases of double-storey linkhomes totalling 342 units were launched, comprising 20' x 70' homes known as Natrina and Xatrina and 20' x 60' homes known as Patrina.

Xatrina, which was launched in January 2006, had more than 50% of the 104 units available snapped up on the first day itself. Priced from RM203,888 for a standard intermediate unit, qualified buyers enjoyed low down payment with up to 100% financing together with other attractive offerings. Despite conservative projections for the property market environment in the first quarter of 2006, the overwhelming response for this double-storey linkhomes clearly indicates that demand is still strong for strategically located freehold residential properties that are competitively priced.

Meanwhile, the Company launched its first commercial units of shop offices in its residential segment in Taman Perindustrian USJ totaling 30 units. The Cemerlang 22' x 75' double-storey shop-offices was priced from RM368,888 and was snapped up within hours after it was launched.

Through the development of the residential and commercial properties in Taman Perindustrian USJ, the Company is looking forward to generating more activities and spurring further growth in the Western Portion of the Seafield Estate.

UEP SUBANG JAYA (USJ)

The Company is pleased to report that 3 phases of double-storey linkhomes totaling 181 units launched in USJ in 2004 were handed over to their homeowners during the financial year under review.

USJ HEIGHTS

The Company plans to develop the land located to the north of Pinggiran USJ, called USJ Heights. The development will cover an area of about 150 acres with a guarded community concept. The landscape design will focus on the thematic garden concept derived from 6 types of distinct landscape design character i.e Malay, Balinese, Mediterranean, English, Zen and Highland.

The USJ Heights development is scheduled to be launched in the first quarter of 2007.

PLANTERS' HAVEN

The Company has taken over the project management of Planters' Haven in August 2002 and has outlined strategies to relaunch the 360 acres development of orchard homes near Nilai in Negeri Sembilan. Plans include the building of a single-storey clubhouse for the residents of which the building plans have been submitted to the authorities.

TAMAN PERINDUSTRIAN UEP SUBANG JAYA (USJ)

Semasa tahun kewangan di bawah kajian, tiga fasa baru kediaman berangkai dua tingkat berjumlah 342 unit telah dilancarkan. Ini terdiri daripada kediaman bersaiz plot 20' x 70' dinamakan Natrina dan Xatrina dan kediaman Patrina yang bersaiz plot 20' x 60'.

Lebih 50% daripada 104 unit kediaman Xatrina yang dilancarkan pada bulan Januari 2006 telah dijual pada hari pertama pelancaran. Dengan harga bermula dari RM203,888 untuk unit tengah standard, para pembeli yang layak menikmati bayaran wang muka yang rendah dan pembiayaan sehingga 100% dan tawaran menarik yang lain. Walaupun unjuran pasaran hartanah bagi suku pertama 2006 agak konservatif, namun sambutan hangat yang diterima untuk rumah berangkai dua tingkat ini jelas menunjukkan bahawa permintaan masih lagi tinggi bagi hartanah kediaman milik bebas yang terletak di kedudukan strategik pada harga yang berdaya saing.

Sementara itu, Syarikat telah melancarkan 30 unit kedai pejabat komersil yang pertama dalam segmen perumahan di Taman Perindustrian USJ. Kedai pejabat dua tingkat Cemerlang bersaiz plot 22' x 75' dengan harga jualan dari RM368,888 habis dijual beberapa jam selepas ia dilancarkan.

Melalui pembangunan hartanah kediaman dan komersil di Taman Perindustrian USJ, Syarikat merancang untuk menjana lebih banyak aktiviti dan memajukan lagi kawasan Bahagian Barat Estet Seafield.

UEP SUBANG JAYA (USJ)

Syarikat juga sukacita melaporkan bahawa 3 buah fasa rumah berangkai dua tingkat berjumlah 181 unit yang dilancarkan di USJ pada tahun 2004 telah diserahkan kepada para pemilik masing-masing pada tahun kewangan di bawah kajian.

USJ HEIGHTS

Syarikat merancang untuk membangunkan tanah di kawasan utara Pinggiran USJ yang dipanggil USJ Heights. Projek pembangunan ini meliputi kawasan seluas 150 ekar berkonsepkan komuniti berpagar. Rekabentuk landskap akan memberi tumpuan kepada konsep taman bertema yang diilhamkan daripada 6 jenis rekabentuk landskap yang unik iaitu Melayu, Bali, Mediterranean, Inggeris, Zen dan Tanah Tinggi.

Pembangunan USJ Heights dijadual akan dilancar pada suku pertama 2007.

PLANTERS' HAVEN

Syarikat telah mengambil alih pengurusan projek Planters' Haven di Nilai, Negeri Sembilan pada bulan Ogos 2002 dan telah menggariskan strategi pelancaran semula pembangunan rumah dusun seluas 360 ekar ini. Rancangan termasuklah membina rumah kelab satu tingkat untuk para penduduk di mana pelan bangunan telahpun dimajukan kepada pihak berkuasa untuk kelulusan.

HUMAN RESOURCE MANAGEMENT & EMPLOYEE RELATIONS
Sime UEP takes pride in cultivating and nurturing its employees based on trust, honesty, integrity, and professionalism. The Company adopts an open-door policy that encourages effective communication and interaction between the management and staff to create a friendly working environment that promotes maximum productivity.

Being always mindful that employees are its most valuable assets, the Company strongly upholds the practice of Training & Development, which is vital in enhancing and developing the existing human capital skills and knowledge to meet future challenges and demands. Training programmes include career development, employee orientation, leadership development, management development as well as personal development for its employees. With such beliefs and practices, the Company experiences low turnover as employees are retained through job enrichment and also as a result of good working environment.

PENGURUSAN SUMBER MANUSIA & PERHUBUNGAN PEKERJA
Sime UEP berbangga dapat memupuk dan membangunkan para pekerjanya berasaskan kepercayaan, kejujuran, integriti dan profesionalisme. Syarikat mengamalkan dasar pintu terbuka yang menggalakkan perhubungan dan interaksi berkesan di antara pihak pengurusan dan kakitangan untuk menghasilkan suasana kerja yang mesra bagi menggalakkan produktiviti yang maksimum.

Menyedari bahawa pekerja adalah aset yang paling berharga, Syarikat sentiasa berusaha memajukan para pekerja melalui Latihan & Pembangunan sebagai langkah penting dalam meningkat dan membangunkan kemahiran dan pengetahuan modal insan sedia ada bagi memenuhi cabaran dan permintaan akan datang. Program latihan yang disediakan untuk warga kerja Syarikat termasuk pembangunan kerjaya, suai kenal pekerja, pembangunan kepimpinan, pembangunan pengurusan serta pembangunan jati diri. Melalui pegangan dan amalan ini, Syarikat memperolehi tahap kesetiaan pekerja yang tinggi kerana mereka ingin terus kekal melalui pengayaan kerjaya serta persekitaran kerja yang selesa.

Pada tahun kewangan yang ditinjau, Syarikat juga telah menganjurkan program taklimat bergerak di mana Pengarah Urusan telah memberikan penerangan kepada semua pekerja tentang prestasi kewangan Syarikat dan menjelaskan kepada semua kakitangan tentang matlamat, strategi dan hala tuju Syarikat agar semua warga Syarikat dapat memahaminya dan sama-sama berusaha ke arah mencapai objektif perniagaan Syarikat.

Dalam tahun kewangan di bawah kajian, 16 orang pekerja Syarikat telah berjaya menamatkan pelbagai kursus pembangunan yang dianjurkan oleh Pusat Pembangunan Sumber Manusia Sime Darby (Sime Darby Human Resource Development Centre, SDHRDC) di Merlimau, Melaka.

Syarikat juga telah mencapai persetujuan Perjanjian Kolektif dengan Kesatuan Pekerja Komersil Kebangsaan pada 9 Mei 2006. Ini merupakan Perjanjian Kolektif ketujuh yang ditandatangani dan dipersetujui selepas hanya 3 kali mesyuarat.





Top:
Staff are constantly trained for self and career development

Bottom:
Recipients of the Sime Darby Employees' Children Awards and their proud parents

Atas:
Kakitangan sentiasa diberi latihan untuk meningkatkan jatidiri dan kerjaya

Bawah:
Penerima Anugerah Kecemerlangan Anak Kakitangan Sime Darby bersama ibu bapa mereka

During the financial year under review, the Company organised a road show whereby the Managing Director briefed all employees on the Company's financial performance and explained the Company's goals, strategies and future directions so that every staff could understand and work together towards achieving the Company's business objectives.

During the financial year under review, 16 employees of the Company successfully completed the various development courses conducted by the Sime Darby Human Resource Development Centre (SDHRDC) in Merlimau, Melaka.

The Company also concluded the Collective Agreement (CA) with the National Union of Commercial Workers (NUCW) on 9 May 2006. It was the seventh CA signed and concluded after only 3 meetings.

The Company places importance on staff social and recreational development to foster better working relationship among employees. These activities were organised through Kelab Sime UEP and staff were given the opportunity to interact with each other and get to know their colleagues' family members through events such as Family Day, 'Hari Raya' gatherings and 'Majlis Berbuka Puasa'.

Children of Sime UEP's employees who excelled in their national public examinations during their Year 6, Form 3 and Form 5 were also eligible for the Sime Darby Employees' Children Award. The Award is aimed to recognise and promote education excellence among employees' children and was introduced in 2001.

In appreciation of staff loyalty, commitment and dedication to the Company, it had awarded 6 of its long-service staff with the 25 Years' Long Service Award during the financial year under review.

Syarikat mengutamakan pembangunan sosial dan rekreasi kakitangan untuk memupuk perhubungan kerja yang lebih baik di kalangan para pekerja. Aktiviti-aktiviti ini dianjurkan melalui Kelab Sime UEP dan staf diberi peluang untuk berinteraksi antara satu sama lain dan mengenali para ahli keluarga masing-masing melalui acara seperti Hari Keluarga, perjumpaan Hari Raya dan Majlis Berbuka Puasa.

Anak-anak pekerja Sime UEP yang mencapai keputusan cemerlang dalam peperiksaan Tahun 6, Tingkatan 3 dan Tingkatan 5 turut layak menerima Anugerah Anak-Anak Pekerja Sime Darby. Anugerah ini bertujuan mengiktiraf dan mempromosikan kecemerlangan pelajaran di kalangan anak-anak pekerja dan ia telah mula diperkenalkan sejak tahun 2001.

Sebagai menghargai kesetiaan, komitmen dan dedikasi pekerja, Syarikat turut menganugerahkan 6 orang pekerjanya yang telah lama berkhidmat dengan Anugerah Perkhidmatan Lama 25 Tahun semasa tahun kewangan di bawah kajian.





Top:
A Majlis Tahlil held at Wisma UEP

Bottom:
Frontliners attending a Customer Service training

Atas:
Majlis Tahlil yang telah diadakan di Wisma UEP

Bawah:
Petugas baris hadapan menjalani latihan Perkhidmatan Pelanggan

COMMITMENT TO QUALITY

Over the years, Sime UEP has developed stringent quality system whereby there is a clearly defined procedure to comply with Quality, Environmental, Safety & Health requirements and regulations.

The Company is committed to providing products and services in a manner that protects employees, customers and the community while preserving the environment and conserving natural resources based on the Quality, Environment, Safety and Health (QESH) Policy.

The Company also continuously improves its Total Quality Management (TQM) by conducting various training programmes for its employees and contractors. The Company has established procedures to handle emergency cases and disaster preparedness, hazard identification and risk assessment. A Safety & Health Committee has also been established to discuss issues pertaining to Occupational Safety and Health at workplace.

Sime UEP carries out inspections at the workplace to check on safety and health arrangement, investigate accidents at work and ensure that employers and employees comply with health and safety legislation. For continuous improvement, the Company conducts internal audits, an important feature in all management system standards and protocol for Quality, Environment, Safety and Health (QESH).



Quality inspections are conducted regularly at site

Pemeriksaan kualiti kerap dilakukan di tapak pembinaan

KOMITMEN TERHADAP KUALITI

Sejak bertahun-tahun Sime UEP telah membangunkan sistem kualitinya yang ketat di mana Syarikat mempunyai prosedur yang jelas untuk memenuhi keperluan dan peraturan terhadap Kualiti, Alam Sekitar, Keselamatan & Kesihatan.

Syarikat komited di dalam menyediakan produk dan perkhidmatan melalui cara yang melindungi para pekerja, pelanggan dan komuniti serta pada masa yang sama mengekalkan alam sekitar dan memelihara sumber asli berasaskan Dasar Kualiti, Alam Sekitar, Keselamatan dan Kesihatan (QESH).

Syarikat juga terus meningkatkan Pengurusan Kualiti Menyeluruh (TQM) dengan menganjurkan pelbagai program latihan bagi kakitangan dan kontraktor. Syarikat juga telah mengadakan prosedur tentang cara menangani sesuatu kes kecemasan dan kesediaan menghadapi malapetaka, mengenalpasti bahaya dan penilaian risiko. Jawatankuasa Keselamatan & Kesihatan juga dibentuk untuk membincangkan isu-isu berkenaan Keselamatan dan Kesihatan Pekerjaan di tempat kerja.

Sime UEP menjalankan pemeriksaan di tempat kerja untuk memeriksa tahap keselamatan dan kesihatan, menyiasat kemalangan di tempat kerja dan memastikan para majikan dan pekerja mematuhi peraturan kesihatan dan keselamatan. Bagi peningkatan kualiti yang berterusan, Syarikat telah melaksanakan audit dalaman, salah satu ciri penting di dalam standard sistem pengurusan dan protokol untuk Kualiti, Alam Sekitar, Keselamatan dan Kesihatan (QESH).

Penekanan terhadap kualiti yang sentiasa diberikan telah membolehkan Syarikat menerima pelbagai anugerah dan sijil sepanjang operasinya selama ini. Antara inisiatif kualiti yang diperkenalkan Syarikat semasa tahun kewangan di bawah kajian termasuklah Program Pengkadaran Bintang, Portal Pengurusan Kualiti Menyeluruh & Penilaian Kualiti Pengurusan (MQA).

Program Pengkadaran Bintang

Program Pengkadaran Bintang telah diperkenalkan dengan objektif utama menanam budaya Alam Sekitar, Keselamatan dan Kesihatan (ESH) di kalangan rakan perniagaan Sime UEP termasuk para kontraktor dan perunding utama. Ini penting dalam memastikan kontraktor dan perunding Syarikat komited dalam merealisasikan wawasan Sime UEP ke arah mencapai kecemerlangan dalam pengurusan ESH. Program Pengkadaran Bintang juga selaras dengan Dasar Kualiti, Alam Sekitar, Keselamatan dan Kesihatan Syarikat dan langkah Jabatan Keselamatan dan Kesihatan Pekerjaan yang memperkenalkan Sistem Pengkadaran untuk kontraktor berasaskan prestasi amalan keselamatan dan kesihatan mereka. Di Sime UEP, Program Pengkadaran Bintang telah diperluaskan merangkumi aspek-aspek alam sekitar.

The constant emphasis on quality has earned the Company numerous awards and certifications over the years. Among the quality initiatives introduced in the Company during the financial year under review were the Star Rating Program, Total Quality Management Portal & Management Quality Assessment (MQA).

Star Rating Program

The Star Rating Program was introduced with the primary objective of inculcating Environmental, Safety and Health (ESH) culture among Sime UEP business associates including its main contractors and consultants. This is important to ensure that the Company's contractors and consultants are committed in realising Sime UEP's vision towards achieving excellence in managing ESH. The Star Rating Program is also in line with the Company's Policy on Quality, Environment, Safety and Health and the Department of Occupational Safety and Health's (DOSH), move to introduce a Rating System for contractors based on their performance on occupational safety and health practices. At Sime UEP, the Star Rating Program was extended to cover environmental aspects as well.

Total Quality Management Portal

An online HTML – based portal which could be accessed internally within Sime UEP's Local Area Network was developed internally to increase awareness on quality, environment, safety and health throughout the Company.

Data included in the online systems is Quality, Environment, Safety and Health (QESH) management policy and procedures, external and internal audit reports, management quality assessment reports and results, accident statistic, QESH training materials, star rating assessment results, legal register, department forms and ESH news and photos.

Management Quality Assessment (MQA)

The Management Quality Assessment (MQA) objective is to set the standard for effective design and excellent workmanship efficiency and to continuously improve the performance on upcoming projects. Sample units will be assessed by nominated assessors from various departments representatives.

As for the workmanship efficiency, the assessed units are set as the reference or benchmark for the rest of the units that are to be constructed and completed for a particular phase. The contractors and consultants' efficiency will be used as one of the criteria for awarding a contract. The MQA reports and the performance of the Contractors/Consultants will be updated in the TQM portal for knowledge sharing purposes.

Portal Pengurusan Kualiti Menyeluruh

Sebuah portal berasaskan HTML yang boleh diakses melalui Rangkaian Kawasan Setempat Sime UEP telah dibangunkan untuk meningkat kesedaran seluruh warga kerja Syarikat tentang kualiti, alam sekitar, keselamatan dan kesihatan.

Antara data yang disertakan dalam sistem dalam talian ialah dasar dan prosedur pengurusan Kualiti, Alam Sekitar, Keselamatan dan Kesihatan (QESH), laporan audit dalaman dan luaran, laporan dan keputusan penilaian kualiti pengurusan, statistik kemalangan, bahan latihan QESH, keputusan penilaian pengkadaran bintang, daftar undang-undang, borang-borang jabatan dan berita serta gambar-gambar alam sekitar, keselamatan dan kesihatan (ESH).

Penilaian Kualiti Pengurusan (MQA)

Objektif Penilaian Kualiti Pengurusan ialah menetapkan piawaian bagi rekabentuk yang berkesan dan kecekapan hasil mutu kerja yang cemerlang serta peningkatan prestasi yang berterusan untuk projek-projek yang akan datang. Unit-unit contoh akan dinilai oleh penilai yang dilantik daripada wakil pelbagai jabatan.

Bagi kecekapan hasil mutu kerja, unit-unit yang dinilai akan ditetapkan sebagai rujukan atau tanda aras bagi unit-unit lain yang bakal dibina dan disiapkan untuk fasa-fasa tertentu. Kecekapan kontraktor dan perunding digunakan sebagai salah satu kriteria dalam pemberian kontrak. Laporan MQA dan prestasi Kontraktor/Perunding akan dikemaskinikan pada portal TQM untuk tujuan perkongsian pengetahuan.


6
3

Staff are trained to handle emergency situations

Pekerja dilatih untuk menghadapi situasi kecemasan

CUSTOMER FOCUS

At Sime UEP, achieving Total Customer Satisfaction is an important element in the Company's corporate culture.

Beginning January 2006, the Company's Sales Offices in the Klang Valley started its 7-days a week operations from 9.30 am to 6.30 pm, including public holidays. The more convenient hours is aimed at providing customers with greater flexibility to visit the Sales Galleries and to settle sales and purchase administrative matters.

During the financial year under review, the Company also officiated a new Sales Gallery and Sales Office at its Head Quarters in Wisma UEP, Subang Jaya and Bandar Bukit Raja in Klang respectively. The more comfortable and spacious Sales Gallery and Sales Office are a reflection of the Company's commitment to better serve its customers. Friendly Sales Advisors are also on hand to attend to customers' queries.

Sample houses and furnished show units are also built during the financial year under review to cater to customers' needs and requirements.



FOKUS PELANGGAN

Di Sime UEP, mencapai Kepuasan Pelanggan secara menyeluruh merupakan ciri penting dalam budaya Syarikat.

Mulai bulan Januari 2006, Pejabat Jualan Syarikat di Lembah Klang telah mula beroperasi 7 hari seminggu dari 9.30 pagi hingga 6.30 petang, termasuklah cuti umum. Waktu ini memudahkan pelanggan untuk mengunjungi Galeri Jualan dan menyelesaikan perkara-perkara yang berkaitan urusan pentadbiran jual beli.

Semasa tahun kewangan di bawah kajian, Syarikat juga membuka Galeri dan Pejabat Jualan yang baru di Ibu Pejabatnya di Wisma UEP, Subang Jaya dan di Bandar Bukit Raja, Klang. Galeri Jualan dan Pejabat Jualan yang baru ini mencerminkan komitmen Syarikat untuk memberi perkhidmatan yang lebih baik kepada para pelanggannya dengan menyediakan ruang yang lebih luas dan selesa. Sementara itu Penasihat Jualan yang mesra juga sentiasa bersedia untuk menjawab sebarang pertanyaan pelanggan.

Rumah contoh dan unit yang lengkap dengan hiasan juga dibina semasa tahun kewangan yang ditinjau untuk memenuhi kehendak dan keperluan pelanggan.

Top:
Friendly Sales Advisors ready to serve customers

Bottom:
The new Sales Gallery in Wisma UEP

Atas:
Penasihat Jualan yang mesra sedia untuk berkhidmat kepada pelanggan

Bawah:
Galeri Jualan yang serba baru di Wisma UEP



As a reputable developer committed to quality and delivering value to its customers, Sime UEP has introduced an additional Defect Liability Period (DLP) to purchasers of its newly launched residential products purchased after 15 August 2005. With this offer, Sime UEP became the first property developer in the country to offer an extended warranty to its residential homes, making the DLP period 24-months instead of the 18 months as per the Statutory Requirements. The 24 Months Extended Warranty was conceived with the homeowners in mind to give them the reassurance of the quality of the Company's products. This value-added package is also a gesture of appreciation from Sime UEP to its homebuyers for making it the preferred Malaysian property developer that has spanned over two decades of growing success.

With its customers in mind, the Company also designed attractive promotional packages to new homebuyers to make home ownership easier for them. Packages such as low down payment and 100% financing were offered to eligible homebuyers.

Top:
A show unit in Bandar Bukit Raja

Bottom:
Furnished show unit and Information Kiosk to enhance customer service

Atas:
Unit contoh di Bandar Bukit Raja

Bawah:
Rumah contoh berhias dan Kios Maklumat menyerlahkan khidmat pelanggan

Sebagai pemaju ternama yang komited terhadap kualiti dan nilai yang diberikan kepada pelanggannya, Sime UEP telah memperkenalkan Tempoh Liabiliti Kerosakan (DLP) tambahan kepada para pembeli produk kediamannya yang baru dilancarkan yang dibeli selepas tarikh 15 Ogos 2005. Melalui tawaran ini, Sime UEP menjadi pemaju hartanah pertama di negara ini yang menyediakan jaminan lanjutan untuk rumah kediaman di mana tempoh DLP ialah 24 bulan dan bukannya 18 bulan seperti Keperluan Berkanun. Jaminan Tambahan 24 bulan telah disediakan bagi memberikan pembeli jaminan kualiti produk Syarikat. Pakej nilai tambahan ini juga sebagai tanda penghargaan Sime UEP kepada pembeli kediaman yang menjadikan syarikat sebagai pemaju hartanah pilihan rakyat Malaysia yang paling berjaya sepanjang dua dekad yang lalu.

Sebagai memberi keutamaan kepada pelanggan, Syarikat juga telah mereka pakej promosi menarik kepada pembeli rumah yang baru untuk menjadikan pemilikan rumah lebih mudah. Pakej seperti bayaran muka yang rendah serta pembiayaan 100% telah ditawarkan kepada para pembeli rumah yang layak demi kemudahan mereka.







CORPORATE RESPONSIBILITY

One of the major efforts in which Sime UEP has been contributing to nation building is by responding to the Government's call to raise the standard of living for all Malaysians through the building of quality low-cost apartments for the lower income group. To date, Sime UEP has built low cost apartments in its townships of Subang Jaya, UEP Subang Jaya, Putra Heights, Ara Damansara, Pinggiran USJ and Bandar Bukit Raja. By providing the lower income earners with homes in strategic locations in its townships, the group is able to enjoy the facilities and amenities available in the self-contained townships to further provide them with comfort and convenience.

During the financial year under review, the Company also handed over a total of 1,175 units of low-cost apartments in Bandar Bukit Raja, Pinggiran USJ and Ara Damansara.


Ara Damansara



Top:
The handing over of mock keys to Seri Jati residents in Ara Damansara

Atas:
Penyerahan kunci replika kepada penduduk Seri Jati di Ara Damansara

Bottom:
The 'Unit Peronda Sime UEP' team

Bawah:
Pasukan 'Unit Peronda Sime UEP'

TANGGUNGJAWAB KORPORAT

Salah satu daripada usaha besar Sime UEP di dalam memberi sumbangan kepada kemajuan negara ialah dengan menyahut seruan Kerajaan untuk meningkatkan taraf hidup semua rakyat Malaysia melalui pembinaan apartmen kos rendah bagi kumpulan berpendapatan rendah. Sehingga kini, Sime UEP telah membina apartmen kos rendah di kawasan Subang Jaya, UEP Subang Jaya, Putra Heights, Ara Damansara, Pinggiran USJ dan Bandar Bukit Raja. Dengan menyediakan kediaman di lokasi strategik di dalam perbandarannya, golongan ini dapat menikmati prasarana dan kemudahan yang disediakan di perbandaran yang serba lengkap bagi keselesaan hidup mereka.

Semasa tahun kewangan di bawah kajian, Syarikat telah menyerahkan sejumlah 1,175 unit apartmen kos rendah di Bandar Bukit Raja, Pinggiran USJ dan Ara Damansara.

Sebagai mengukuhkan lagi komitmen sebagai warga korporat yang bertanggungjawab dan prihatin, Syarikat telah menubuhkan 'Unit Peronda Sime UEP' dengan menyediakan tiga buah kenderaan Sports Utility Vehicles (SUVs) untuk meronda kawasan perbandaran Ara Damansara, Putra Heights dan Bandar Bukit Raja. Kenderaan 'Unit Peronda Sime UEP' telah dilancarkan dalam tahun kewangan di bawah kajian. 'Unit Peronda Sime UEP' dihubungkan terus dengan Stesen Pengawasan Pusat sebuah syarikat keselamatan agar panggilan kecemasan oleh para penduduk dapat dilayan 24 jam sehari. 'Unit Peronda Sime UEP' adalah salah satu langkah proaktif Sime UEP dalam menyokong dan melengkapkan usaha Kerajaan membanteras jenayah. Program untuk mendidik penduduk tentang langkah-langkah keselamatan serta inisiatif bagi membantu mencegah aktiviti jenayah juga akan diperkenalkan di masa akan datang.

Syarikat juga telah menganjurkan Majlis Berbuka Puasa dan menjemput anak-anak yatim dari Klang sebagai salah satu usahanya mendekati masyarakat. Anak-anak yatim ini juga telah dihadiahkan dengan duit raya serta beg hadiah setiap seorang.

MASA HADAPAN SYARIKAT

Sime UEP sedang menyusun kedudukannya daripada pemaju perbandaran kepada pemaju produk khusus di mana produk akan datang adalah lebih kecil dari segi saiz tetapi lebih tinggi mengikut nilai seunit. Syarikat juga sedang berusaha mengaut keuntungan daripada bank tanah komersial di kawasan Subang Jaya sebagai sebahagian daripada aktiviti pertumbuhannya.

Syarikat juga merancang untuk membentuk lebih banyak projek usaha sama dengan pemaju hartanah yang ternama dalam usaha memberikan Syarikat rangkaian produk yang lebih luas untuk ditawarkan kepada para pelabur dan pembeli. Syarikat bercadang untuk meluaskan peluang pengurusan projek melalui pengembangan dalaman atau melalui pihak ketiga.

To further cement its commitment as a responsible and caring corporate citizen, the Company has also set up 'Unit Peronda Sime UEP' by providing three units of Sports Utility Vehicles (SUVs) to patrol its townships of Ara Damansara, Putra Heights and Bandar Bukit Raja. The 'Unit Peronda Sime UEP' vehicles were launched during the financial year under review. 'Unit Peronda Sime UEP' is directly linked to a security company's Central Monitoring Station so that residents can be assured that their calls are attended to 24 hours a day. The 'Unit Peronda Sime UEP' is one of the proactive measures taken by Sime UEP to support and complement the Government's efforts in crime prevention. Programmes to educate residents on safety measures as well as initiatives to help prevent criminal activities will also be introduced in the near future.

As one of its efforts to giving back to the community, the Company also organised a Majlis Berbuka Puasa and invited orphaned children from Klang to join in the event. The orphans were also presented with 'duit raya' and goodie bags.

MOVING FORWARD

Going ahead, Sime UEP is repositioning itself from being a township developer to a niche product developer with future products being smaller in scale but higher in per unit value. The Company is looking at capitalising on its commercial land bank in the Subang Jaya area as part of its growth activity.

The Company is also planning to form more joint venture projects with established and reputable property developers in its efforts to provide the Company with a broader range of products to offer investors and consumers. The Company looks forward to expanding on project management opportunities either internally or with a third party.

Acquiring land in prime areas with high asset turnover potential is also in the pipeline and the Company is looking into opportunities that are in line with its long term management plan.

Sime UEP will strive to continue to provide its customers with high quality products and services, innovative designs, intangible value-added benefits and unique premiere lifestyle concepts in all of its development. Ultimately, it is the Company's goal to create value and maximise returns for its homebuyers, investors and shareholders.

Top:
A group of under privileged children was celebrated during the Majlis Berbuka Puasa

Atas:
Kanak-kanak kurang bernasib baik yang diraikan semasa Majlis Berbuka Puasa

Bottom:
Residents of Rebana receiving the keys to their new homes in Bandar Bukit Raja

Bawah:
Penghuni Rebana menerima kunci kediaman baru mereka di Bandar Bukit Raja





Pemerolehan tanah di lokasi utama dengan potensi perolehan nilai harta yang tinggi juga sedang dirancang dan Syarikat sedang mencari peluang yang sesuai dengan pelan pengurusan jangka panjangnya.

Sime UEP akan terus berusaha untuk memberikan para pelanggannya produk dan perkhidmatan yang berkualiti tinggi, rekabentuk yang inovatif, faedah nilai tambahan yang tidak ketara serta konsep gaya hidup utama yang unik. Kesimpulannya, adalah menjadi matlamat Syarikat untuk mencipta nilai dan memaksimakan pulangan kepada pembeli rumah, pelabur dan pemegang sahamnya.

Corporate Calendar
Kalendar Korporat



JULY 2005 JULAI 2005

- Sime UEP Properties Berhad achieved another milestone when it became the first property developer in Malaysia to successfully upgrade its Standard & Industrial Research Institute of Malaysia's (SIRIM) Environmental Management Systems ISO 14001 certification to the 2004 version.
  Sime UEP Properties Berhad menjadi pemaju hartanah pertama di Malaysia yang berjaya menaik taraf pengiktirafan Sistem Pengurusan Alam Sekitar ISO 14001 dari Institut Standard dan Kajian Industri Malaysia (SIRIM) kepada versi 2004.


EDGE

- The Company is once again recognised as one of the Top Ten Property Developers in Malaysia by The Edge newspaper.
  Syarikat sekali lagi dinobatkan anugerah 'Top Ten Property Developers Awards' oleh akhbar The Edge.


OLEH

AUGUST 2005 OGOS 2005

- Sime UEP organised a handing over ceremony of mock-keys to representatives of the Rebana low-cost apartments in Bandar Bukit Raja.
  Sime UEP menganjurkan majlis penyerahan replika kunci kepada pemilik apartmen kos rendah Rebana di Bandar Bukit Raja.

- Sime UEP launched its new Sales Office in Bandar Bukit Raja. The launch was officiated by YAB Dato Seri Dr. Mohamad Khir Bin Toyo, the Menteri Besar of Selangor.
  Sime UEP melancarkan Galeri Jualan yang baru di Bandar Bukit Raja. Galeri Jualan ini dirasmikan oleh Menteri Besar Selangor, YAB Dato Seri Dr. Mohamad Khir Bin Toyo.



- Sime UEP organised a 'majlis berbuka puasa' for its staff and their family members at the Sheraton Hotel & Towers in Subang Jaya. Special guests for the evening were orphans from an orphanage in Klang who were later presented with gifts and 'duit raya'.
  Sebuah majlis berbuka puasa untuk kakitangan dan ahli keluarga mereka diadakan di Sheraton Hotel & Towers, Subang Jaya. Turut diraikan dalam majlis ini adalah tetamu istimewa dari sebuah rumah anak-anak yatim di Klang yang kemudiannya diberi cenderamata dan duit raya.



OCTOBER 2005 OKTOBER 2005

- Sime UEP Properties Berhad held its 39th Annual General Meeting (AGM) at Sheraton Subang Hotel & Towers in Subang Jaya on 19 October 2005.
  Mesyuarat Agung Tahunan Sime UEP Properties Berhad telah berlangsung di Sheraton Subang Hotel & Towers di Subang Jaya pada 19 Oktober 2005.



DECEMBER 2005 DISEMBER 2005

- Sime UEP hosted 27 delegates from the Ministry of Works for a technical visit. The objective of the visit was to learn about Sime UEP's implementation of the EMS ISO 14001 systems and the integration of the ISO 9001, ISO 14001 and OHSAS 18001 systems.
  Sime UEP menjadi tuan rumah kepada 27 orang deligasi daripada Jabatan Kerja Raya untuk satu lawatan teknikal. Lawatan tersebut bertujuan untuk mengetahui dan melihat sendiri pelaksanaan sistem EMS ISO 14001 dan penyepaduan sistem ISO 9001, ISO 14001 dan OSAS 18001 oleh Sime UEP.



JANUARY 2006 JANUARI 2006

- On behalf of the Sime Darby Group, Sime UEP hosted the visit from representatives of Templeton Asset Management on 19 January 2006 at Wisma UEP. The Templeton team took the opportunity to gather first hand information on the Sime Darby Group from Dato' Ahmad Zubir bin Murshid, the Group Chief Executive of Sime Darby Berhad.
  Sime UEP menjadi tuan rumah kepada lawatan daripada wakil Templeton Asset Management bagi pihak Kumpulan Sime Darby di Wisma UEP pada 19 Januari 2006. Perwakilan dari Templeton diberi taklimat berkaitan Sime Darby oleh Dato' Ahmad Zubir bin Murshid, Ketua Eksekutif Kumpulan, Sime Darby Berhad.



MARCH 2006 MAC 2006

- A tripartite joint venture agreement was signed by Sime UEP Development Sdn Bhd, Sime Darby Property Development Sdn Bhd and Brunsfield Subang Jaya Sdn Bhd on 28 March 2006 to develop the Subang Avenue Serviced Suites and Retail Complex in the thriving township of Subang Jaya.
  Sime UEP Development Sdn Bhd, Sime Darby Property Development Sdn Bhd dan Brunsfield Subang Jaya Sdn Bhd telah menandatangani perjanjian kerjasama tiga hala pada 28 Mac 2006 untuk membangunkan Suit Servis dan Kompleks Niaga Subang Avenue di tengah-tengah kepesatan pembangunan perbandaran Subang Jaya.



APRIL 2006 APRIL 2006

- Sime UEP launched its 'Unit Peronda Sime UEP' to provide additional security and peace of mind to its townships' residents. 3 Sports Utility Vehicles (SUVs) have been dedicated for this purpose with an emergency telephone number connected directly to a Central Monitoring Station to ensure that a 24-hour assistance is available for its residents.
  Untuk memberikan persekitaran yang lebih selamat kepada penduduk pembandarannya, Sime UEP telah melancarkan 'Unit Peronda Sime UEP'. 3 buah kenderaan Sports Utility Vehicles (SUVs) yang dilengkapi dengan nombor telefon kecemasan yang disambungkan terus kepada Stesen Pemerhatian Pusat bakal digunakan untuk memberi bantuan 24 jam kepada penduduk kawasan tersebut.



MAY 2006 MEI 2006

- In its effort to better serve its valued clients and potential homebuyers, Sime UEP launched a new Sales Gallery located on the 5th Floor of Wisma UEP.
  Untuk memberikan perkhidmatan yang lebih baik kepada pelanggan dan bakal pembeli kediamannya, Sime UEP melancarkan Galeri Jualan baru yang terletak di Tingkat 5, Wisma UEP. v



JUNE 2006 JUN 2006

- On behalf of Sime Darby Berhad, Sime UEP hosted the 14th Meeting of PNB Property and Plantation Companies which was held at the Sime Darby Convention Centre in Bukit Kiara on 19 June 2006.
  Bagi pihak Sime Darby Berhad, Sime UEP menjadi tuan rumah kepada Mesyuarat Syarikat Hartanah dan Perladangan PNB ke 14. Ia dilangsungkan di Pusat Konvensyen Sime Darby pada 19 Jun 2006.

Notables
Pencapaian



FIABCI

1988 FIABCI Malaysian Chapter
- Best Residential Development for Subang Jaya
- Pembangunan Kediaman Terbaik bagi Subang Jaya

1995 International FIABCI 'Prix d'Excellence'
- Best Residential Properties Category for Subang Jaya
- Kategori Hartanah Kediaman Terbaik bagi Subang Jaya

2000 FIABCI Malaysian Chapter
- Best Residential Development for Subang Jaya
- Pembangunan Kediaman Terbaik bagi Subang Jaya

2001 International FIABCI 'Prix d'Excellence'
- Residential Category Awards for UEP Subang Jaya
- Anugerah Kategori Kediaman bagi UEP Subang Jaya

ISO Certifications & Quality Awards



1993
- Champion and Runner-up of the National Productivity Centre Qualitithon 1993
- Juara dan Naib Juara Kualitithon Pusat Daya Pengeluaran Negara 1993

1994
- Champion and Runner-up of the National Productivity Centre Qualitithon 1994
- Juara dan Naib Juara Kualitithon Pusat Daya Pengeluaran Negara 1994

1994
- ISO 9002 Certification of Quality Management Systems
- Persijilan Sistem Pengurusan Alam Sekitar ISO 9002

2000
- ISO 14001 Certification of Environmental Management Systems
- Persijilan Sistem Pengurusan Alam Sekitar ISO 14001

2003
- OHSAS 18001 Certification of the Occupational Health and Safety Management Systems
- Persijilan Sistem Pengurusan Kesihatan dan Keselamatan Pekerjaan (OHSAS 18001)

2005
- ISO 14001 Certification of Environmental Management Systems (upgraded to 2004 version)
- Persijilan Sistem Pengurusan Alam Sekitar ISO 14001 (dinaik taraf ke versi 2004)

2006
- MS1722: Part1, 2005:Occupational Safety & Health Management Systems Certification
- Persijilan MS1722: Bahagian 1, 2005: Sistem Pengurusan Kesihatan & Keselamatan Pekerjaan

Other Achievements


2004
2005
SIME UEP PROPERTIES BHD

1993
- Overall Champion during Teambuilders Day at Sime Tyres International (STI), Kedah
- Juara Keseluruhan semasa 'Teambuilders Day' di Sime Tyres International (STI), Kedah

2003, 2004, 2005 & 2006
- The Edge Newspaper 'Top Ten Property Developers Awards'
- Anugerah 'Top Ten Property Developers Awards' oleh akhbar The Edge


asiamoney
AWARDS

Management Excellence

1991
- Asian Institute of Management (AIM) Award for Marketing Management
- Anugerah Asian Institute of Management (AIM) untuk Pengurusan Pemasaran

1998
Asiamoney Awards
- Voted as one of the Best Managed Companies in Malaysia by institutional investors
- Dipilih oleh pelabur-pelabur institusi sebagai salah satu daripada Syarikat Terurus Terbaik Malaysia


NATIONAL ANNUAL CORPORATE REPORTS AWARD
NATIONAL ANNUAL CORPORATE REPORTS

NACRA

1988
- Overall Winner
- Pemenang Keseluruhan
- Properties and Hotels
- Hartanah dan Hotel

1989
- Properties and Hotels
- Hartanah dan Hotel

1990
- Properties and Hotels
- Hartanah dan Hotel
- Accounting Information
- Maklumat Perakaunan

1991
- Properties and Hotels
- Hartanah dan Hotel

1992
- Properties and Hotels
- Hartanah dan Hotel

1993
- Properties and Hotels
- Hartanah dan Hotel

1997
- Properties and Hotels
- Hartanah dan Hotel

1998
- Properties and Hotels
- Hartanah dan Hotel

2000
- Properties and Hotels
- Hartanah dan Hotel

2001
- Properties and Hotels
- Hartanah dan Hotel

2002
- Properties and Hotels
- Hartanah dan Hotel

2004
- Properties and Hotels
- Hartanah dan Hotel



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Statement on Directors' Responsibilities
Penyata Tanggungjawab Pengarah

The Directors are required by the Companies Act, 1965 ("the Act") to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and the results of the Company and the Group for the financial year. As required by the Act and the Listing Requirements of Bursa Malaysia Securities Berhad the financial statements have been prepared in accordance with the Malaysian Accounting Standards Board approved accounting standards in Malaysia and the provisions of the Act.

The Directors consider that in preparing the financial statements for the year ended 30 June 2006 set out on pages 69 to 101, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates. The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group which enable them to ensure that the financial statements comply with the Act. The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

This Statement is made in accordance with a resolution of the Board of Directors dated 25 August 2006.

Para Pengarah dikehendaki oleh Akta Syarikat, 1965 ("Akta") untuk menyediakan penyata kewangan bagi setiap tahun kewangan untuk memberikan gambaran yang benar dan saksama mengenai kedudukan Syarikat dan Kumpulan pada akhir tahun kewangan dan keputusan Syarikat dan Kumpulan bagi akhir tahun kewangan tersebut. Seperti yang dikehendaki oleh Akta tersebut dan Keperluan Penyenaraian Bursa Malaysia Securities Berhad, penyata kewangan ini telah disediakan menurut piawaian perakaunan Lembaga Piawaian Perakaunan Malaysia yang diluluskan di Malaysia dan mematuhi peruntukan Akta tersebut.

Para Pengarah menganggap bahawa dalam penyediaan penyata kewangan bagi tahun berakhir 30 Jun 2006 yang di bentangkan di muka surat 103 hingga 135, Kumpulan telah menggunakan dasar perakaunan yang sesuai, diamalkan secara konsisten dan disokong dengan pertimbangan serta anggaran yang berpatutan dan berhemat. Para Pengarah bertanggungjawab untuk memastikan bahawa Syarikat dan Kumpulan menyimpan rekod perakaunan yang menunjukkan kedudukan kewangan Syarikat dan Kumpulan dengan ketepatan yang berpatutan bagi membolehkan mereka memastikan bahawa penyata kewangan tersebut mematuhi Akta. Para Pengarah mempunyai tanggungjawab umum untuk mengambil langkah-langkah sebagaimana yang agak terbuka kepada mereka untuk melindungi harta Kumpulan dan untuk mencegah serta mengesan sebarang penipuan dan lain-lain perkara luar aturan.

Penyata ini dibuat menurut satu resolusi Lembaga Pengarah bertarikh 25 Ogos 2006.


Putra Point Town Centre, Putra Heights

The Directors have pleasure in submitting their Report together with the audited financial statements of Sime UEP Properties Berhad ('the Company') and of the Group for the year ended 30 June 2006.

PRINCIPAL ACTIVITIES

The principal activities of the Group are described on page 34.

The Company is principally an investment holding and management company. There have been no significant changes in the nature of the Company's and the Group's activities during the year.

FINANCIAL RESULTS

The audited financial statements for the year ended 30 June 2006 submitted with this Report show:

	Group RM million	Company RM million
Net profit attributable to shareholders	100.43	111.18

DIVIDENDS

	Company RM million
The dividends paid and proposed by the Company since 30 June 2005 in respect of the financial year ended 30 June 2006 are as follows:	
Interim: 7.0 sen gross per share less Malaysian tax at 28% paid on 5 May 2006	20.38
Proposed final: 14.0 sen gross per share less Malaysian tax at 28%	40.78
	61.16

The Directors recommend the payment of a final gross dividend of 14.0 sen per share less Malaysian tax at 28% which, subject to the approval of members at the forthcoming Annual General Meeting of the Company, will be paid on 8 December 2006 to shareholders registered on the Company's Register of Members at the close of business on 10 November 2006.

A depositor shall qualify for entitlement to the dividends only in respect of:

i) shares deposited into the depositor's securities account before 12.30 p.m. on 8 November 2006 in respect of shares which are exempted from mandatory deposit;

ii) shares transferred into the depositor's securities account before 4.00 p.m. on 10 November 2006 in respect of transfers; and

iii) shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

The proposed final dividend and the interim dividend paid on 5 May 2006 amount to a total distribution of 21.0 sen gross per share for the financial year ended 30 June 2006.

Since the end of the previous financial year, the dividends paid by the Company in respect of the year ended 30 June 2005 as proposed in the Directors' Report for that year, is as follows:

	RM million
Final dividend of 14.0 sen gross per share less Malaysian tax at 28%, paid on 9 December 2005	40.78

RESERVES AND PROVISIONS

Material transfers to or from reserves or provisions during the year are as shown in the financial statements.

SHARE CAPITAL

There have been no changes to the share capital of the Company during the year.

SUBSTANTIAL SHAREHOLDERS

Up to 25 August 2006, the date of signing of this Report, notices received by the Company regarding substantial shareholdings were as follows:

Name of shareholder	Number of ordinary shares held or beneficially interested in	Percentage of issued ordinary share capital
Sime Darby Berhad	206,927,280	51.15%
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	93,795,420	23.19%
Employees Provident Fund Board	31,943,900	7.90%

DIRECTORS

The Directors who have held office during the period since the date of the last Report are as follows:

Tan Sri Dato' Hamad Kama Piah bin Che Othman
Ir. Jauhari bin Hamidi
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
Sekhar Krishnan
Dato' Seri Ainum binti Mohamed Saaid
Dato' Mustafa bin Mohd Ali
Tan Sri Wan Abdul Rahman bin Hj Wan Yaacob
Dato' Zolkapli @ Zulkifli bin Sharif
Datuk Khatijah binti Ahmad (Appointed on 1 March 2006)
Dato' Mohd Bakke bin Salleh (Resigned on 1 March 2006)
Tan Sri Lee Lam Thye (Resigned on 19 October 2005)

Datuk Khatijah binti Ahmad will retire at the forthcoming Annual General Meeting in accordance with Article 104 of the Articles of Association and, she being eligible, has offered herself for election.

The Directors retiring by rotation at the forthcoming Annual General Meeting in accordance with Articles 99 and 100 of the Articles of Association are Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid, Tan Sri Wan Abdul Rahman bin Hj Wan Yaacob and Dato' Zolkapli @ Zulkifli bin Sharif and, they being eligible, have offered themselves for re-election.

DIRECTORS' BENEFITS

During and at the end of the financial year, no arrangements subsisted to which the Company or any of its subsidiary companies is a party, with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate except for options over shares to be granted by the ultimate holding company, Sime Darby Berhad, to eligible employees, including certain Directors of the Company, pursuant to the Sime Darby Employees' Share Option Scheme ('the Scheme'). The Scheme, which is for the benefit of eligible employees, executives and Executive Directors of Sime Darby Berhad and its eligible subsidiaries was implemented on 10 December 2001 for a period of 5 years. The Scheme has been renewed for another two years as allowed under the Bye-laws of the Scheme.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit (other than the Directors' fees and other emoluments disclosed in Note 2 to the financial statements) by reason of a contract made by the Company or by a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' INTERESTS IN SHARES

According to the Register of Directors' Shareholdings, particulars of interests of Directors who held office at the end of the financial year in shares and options over shares in the Company's ultimate holding company, Sime Darby Berhad during the year covered by the Financial Statements were as follows:

	As at 1 July 2005/ Date of appointment Shares/ Options	Acquired/ Granted	Disposed/ Exercised/ Lapsed	As at 30 June 2006 Shares/ Options	As at 30 June 2006 Percentage of share capital of each company
Sime Darby Berhad					
(Number of ordinary shares of RM0.50 each)					
Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob	10,000	-	-	10,000	0.0004%
Sekhar Krishnan	60,000	-	-	60,000	0.0025%
Datuk Khatijah binti Ahmad	10,000	-	-	10,000	0.0004%
Sime Darby Berhad					
(Options over ordinary shares of RM0.50 each)					
Ir. Jauhari bin Hamidi	60,000	44,000	-	104,000	0.0044%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	232,000	70,000	-	302,000	0.0126%
Sekhar Krishnan	136,000	54,000	-	190,000	0.0079%

The options over ordinary shares of RM0.50 each in the ultimate holding company are pursuant to the Sime Darby Employees' Share Option Scheme which commenced on 10 December 2001.

Kuala Lumpur Golf & Country Club Berhad
Participatory Interest Made Available

	Type of Membership
Datuk Khatijah binti Ahmad	Honorary

No other Director in office at the end of the year held any shares in the Company, or shares in, debentures of or participatory interests made available by its related corporations during the year.

ULTIMATE HOLDING COMPANY

The Directors regard Sime Darby Berhad, a company incorporated in Malaysia, as the ultimate holding company.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

(a) Before the Income Statements and Balance Sheets of the Company and of the Group were made out, the Directors took reasonable steps:

  (i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts, and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

  (ii) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business, their values as shown in the accounting records of the Company and of the Group, have been written down to amounts which they might be expected so to realise.

(b) At the date of this Report, the Directors are not aware of any circumstances:

  (i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Company and of the Group inadequate to any substantial extent; or

  (ii) which would render the values attributed to current assets in the financial statements of the Company and of the Group misleading; or

  (iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Company and of the Group misleading or inappropriate.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS (CONTINUED)

(c) In the interval between the end of the year and the date of this Report:

(i) there are no charges on the assets of the Company and of the Group which have arisen which secure the liabilities of any other person; and

(ii) there are no contingent liabilities which have arisen in the Company or in the Group except as disclosed in Note 27 to the financial statements.

(d) At the date of this Report, the Directors are not aware of any circumstances not otherwise dealt with in the Report or financial statements which would render any amount stated in the financial statements misleading.

(e) No contingent or other liability has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the year which, in the opinion of the Directors, will or may affect the ability of the Company or of the Group to meet their obligations as and when they fall due.

OTHER STATUTORY INFORMATION

In the opinion of the Directors:

(a) the results of the operations of the Company and of the Group during the year were not substantially affected by any item, transaction or event of a material and unusual nature;

(b) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the year and the date of this Report which is likely to affect substantially the results of the operations of the Company and of the Group for the financial year in which this Report is made.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

In accordance with the resolution of the Board of Directors dated 25 August 2006

TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN
Chairman

IR. JAUHARI BIN HAMIDI
Managing Director

Subang Jaya
25 August 2006

(a) Basis of preparation

The financial statements are stated in Ringgit Malaysia (RM) and are prepared under the historical cost convention except as disclosed in this summary of principal accounting policies.

The financial statements of the Company and of the Group have been prepared in accordance with the Malaysian Accounting Standards Board's ('MASB') approved accounting standards in Malaysia, which include standards issued by MASB as well as International Accounting Standards adopted by MASB, and comply with the provisions of the Companies Act, 1965.

New accounting standards

During the financial year, MASB issued a new set of accounting standards known as Financial Reporting Standards ('FRS') for entities other than private entities. All FRSs are applicable to the Group with effect from the next financial year except for the following FRSs which are applied in accounting for business combinations where the agreement date is on or after 1st January 2006, and in accounting for goodwill and intangible assets arising thereform:

- FRS 3 - Business Combination
- FRS 136 - Impairment of Assets
- FRS 138 - Intangible Assets

With the adoption of FRS 3, the excess of cost of acquisition over the fair value of identifiable assets, liabilities and contingent liabilities acquired is retained in the balance sheet as goodwill, while the shortfall is credited to income statement in the year of acquisition. Goodwill is tested for impairment annually and when indication of impairment exists.

The existing policy of writing off goodwill and negative goodwill against retained profits will still be applied on completion of those acquisitions for which the agreements were signed but pending fulfilment of conditions precedent as at 31st December 2005.

There is no change to existing accounting policies following the adoption of FRS 136 and FRS 138.

The standards are applied prospectively. Accordingly, there is no change to the opening balance of retained profits of the prior and current year, and therefore, the comparatives may not be comparable. However, the change in accounting policy as a result of the adoption of FRS 3 in these financial statements has no impact on the net profit for the financial year.

The following notes describe the significant accounting policies of the Company and of the Group which, unless otherwise stated, are consistent with those adopted in the previous year except for the adoption of new Financial Reporting Standards ('FRS').

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the year. The results of subsidiaries acquired or disposed during the year are included in the consolidated income statements from the date of their acquisition or up to the date of their disposal.

Goodwill/(negative goodwill) represents the excess/(deficit) of cost of acquisition over the fair value of identifiable assets, liabilities and contingent liabilities acquired, and is treated differently depending on the agreement date of the acquisition.

Acquisitions where the agreement date is before 1st January 2006
Goodwill is written off against retained profits in the year of acquisition.

Acquisitions where the agreement date is on or after 1st January 2006
Goodwill on acquisition of subsidiaries is included in intangible assets while negative goodwill is credited to income statement in the year of acquisition. Goodwill on acquisition of associates and jointly controlled entities is included as part of cost of investments in associates and jointly controlled entities while negative goodwill is added thereon and credited to income statement in the year of acquisition.

Goodwill is allocated to cash generating units and is stated at cost less accumulated impairment losses, if any. Impairment test is performed annually and when indication of impairment exists. Impairment losses recognised are not reversed in subsequent periods.

(c) Investments

The Company's investments in subsidiaries, associates and jointly controlled entities and other non-current investments are stated at historical cost less accumulated impairment losses or at Directors' valuation which recognises the values of the underlying net tangible assets of the investments. Costs other than costs of issuing shares and other capital instruments directly attributable to an acquisition, is included as part of the cost of investment.

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount.

Profits and losses from disposal of investments, impairments losses of investments held for long term and any reversals of such reductions are included in the income statements.

(d) Subsidiaries

A subsidiary is an entity in which the Group has the power to exercise control over its financial and operating policies so as to obtain benefits from its activities. Investments in subsidiaries are consolidated using the acquisition method of accounting based on the historical cost of those investments.

All intercompany transactions, balances and unrealised gains on transactions with and between Group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency of accounting policies with those of the Group.

Minority interests in the consolidated balance sheet consist of the minorities' share of the net assets of the subsidiaries. Separate disclosure is made of minority interests.

(e) Associates

An associate is an entity in which the Group is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions, but not control over those policies.

Investments in associates are accounted for in the consolidated financial statements at historical cost using the equity method of accounting. Equity accounting involves recognising in the consolidated income statement the Group's share of profits less losses of associates based on the latest audited or management financial statements of the associates concerned. In the consolidated balance sheet, the Group's interest in associates is stated at historical cost plus the Group's share of the post-acquisition retained profits and reserves less any premium paid on acquisition and the Group's share of any goodwill in the associates' own financial statements.

Unrealised gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are eliminated unless costs cannot be recovered.

(f) Jointly controlled entities

Jointly controlled entities are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties. The Group's interests in jointly controlled entities are accounted for in the consolidated financial statements at historical cost using the equity method of accounting.

Equity accounting involves recognising in the consolidated income statement the Group's share of profit less losses of jointly controlled entities for the period. The Group's investments in jointly controlled entities are carried in the consolidated balance sheet at an amount that reflects its share of the net assets of the jointly controlled entities.

Unrealised gains and losses on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are eliminated unless costs cannot be recovered.

(g) Land held for property development

Land held for property development consists of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land are classified as non-current assets and are stated at their historical cost of acquisition including all related costs incurred subsequent to the acquisition on activities necessary to prepare the land for its intended use less any accumulated impairment losses.

(g) Land held for property development (continued)

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount.

Land held for property development is transferred to property development costs under current assets when significant development work has been undertaken and is expected to be completed within the normal operating cycle.

(h) Property, plant and equipment

Property, plant and equipment are stated at historical cost modified by the revaluation of certain land held as property, plant and equipment less accumulated depreciation and impairment losses. In 1980, the Directors revalued the Company's and one of its subsidiaries' freehold land held as property, plant and equipment based on independent professional valuations on an open market value basis. The Directors have applied the transitional provisions of International Accounting Standards No. 16 (Revised), 'Property, Plant and Equipment', as adopted by MASB which allows the valuation of these assets not to be updated. Accordingly, the assets continue to be stated at their previously revalued amounts less depreciation.

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in carrying amount is charged to income statement. On the disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained profits.

Freehold land is not depreciated. Leasehold land is amortised over the period of the respective leases ranging from 60 years to 99 years. Assets in the course of construction are shown as capital work in progress. Depreciation on these assets commences when they are ready for use. Depreciation of other property, plant and equipment are provided on the straight-line basis to write off the cost or valuation of each asset to their residual value over their estimated useful lives. The principal annual depreciation rates are:

Buildings	2%
Machinery, equipment and vehicles	5% to 25%

Gains or losses on disposal of land and buildings held as property, plant and equipment are included as unusual items.

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount.

(i) Income taxes

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax expense is determined according to the tax laws of each jurisdiction in which the Group operates and include all expected amounts of taxes payable based upon the taxable profits for the year, including real property gains taxes payable on disposal of properties and is measured using the tax rates that have been enacted by the balance sheet date.

Deferred taxation is provided for in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from revaluation of freehold land, depreciation on property, plant and equipment and timing differences in taxability of receivables. Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilised. Tax rates enacted by the balance sheet date are used to determine deferred income tax.

Deferred taxation is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled based on the tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognised in the income statement, except when it arises from a transaction which is recognised directly in reserves, in which case the deferred taxation is also recognised directly in reserves.

(j) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made. These are amounts set aside to cover liabilities of the Group arising from commitments made.

(k) Property development costs

The cost of land under development, related development costs common to whole projects and direct building costs less amounts recognised as expense in the income statement are carried forward in the balance sheet as property development costs. Revenue and expense recognised in the income statement is determined by reference to the stage of completion of the development activity in respect of the development units sold. Any expected loss on development projects is recognised as expense immediately.

Where revenue recognised on the development units sold exceeds the billings to purchasers, the balance is shown as accrued billings under trade and other receivables in current asset. Where the billings to purchasers exceed revenue recognised on the development units sold, the balance is shown as progress billings under trade and other payables in current liability.

(l) Inventories

Inventories include completed properties for sale stated at the lower of historical cost and net realisable value. Historical cost includes, where relevant, costs of acquisition of land including all related costs incurred subsequent to the acquisition necessary to prepare the land for its intended use, related development costs to projects, direct building costs and other costs of bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and selling expenses.

(m) Trade and other receivables

Trade and other receivables are carried at anticipated realisable value. Specific allowances are made for debts which have been identified as bad or doubtful. In addition, estimates are made for doubtful debts based on a review of all outstanding amounts at the end of the financial year. Bad debts are written off during the year in which they are identified.

(n) Cash and cash equivalents

For the purpose of the cash flow statement, cash comprise balances in Housing Development Accounts, cash in hand and deposits held at call and balances with banks. Cash equivalents are short term highly liquid investments that are readily convertible to known amounts of cash, net of short term borrowings which are repayable on demand.

(o) Income recognition on property development

Profits from property development consists of profit from the sale of properties both completed and uncompleted. Profits on uncompleted properties contracted for is accrued appropriate to the stage of completion. The stage of completion of the property development activity is measured by the proportion of costs incurred to date in relation to the total estimated costs of that property development.

(p) Other revenue recognition

Other revenue is recognised upon delivery of goods or performance of services, net of discounts, allowances, sales and service taxes and after eliminating sales within the Group.

Interest income from financial institutions is recognised as it accrues.

Dividend income is recognised when the right to receive payment is established. The Company recognises interim dividends from subsidiaries, associates and jointly controlled entities when they are declared and final dividends when they are approved by shareholders in general meeting.

(q) Impairment of assets

The carrying amount of the Group's and the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or the cash-generating unit to which it belongs exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is charged to revaluation reserves in equity. Any subsequent increase in recoverable

(q) Impairment of assets (continued)

amount is recognised in the income statement unless it reverses an impairment loss on a revalued asset in which case it is taken to revaluation reserve.

The recoverable amount is the greater of the asset's net selling price and its value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses recognised in prior years are reversed when impairment losses recognised for the asset no longer exist or have decreased.

(r) Dividend

Interim dividends on ordinary shares are recognised as liabilities when declared and final dividends when they are approved by shareholders in general meeting.

(s) Financial instruments

i) Financial instruments recognised on the balance sheet

The particular recognition method adopted for financial instruments recognised on the balance sheet is disclosed in the individual policy statements associated with each item.

ii) Financial instruments not recognised on the balance sheet

The Group does not have any financial instruments not recognised on the balance sheet.

(t) Employee benefits

i) Short term employee benefit

Wages, salaries, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the period in which the associated services are rendered by employees of the Group.

ii) Defined contribution plans

The Group contributes to defined contribution plans in accordance with local conditions and practices in the countries in which it operates. Group companies incorporated in Malaysia contribute to the Employee Provident Fund, the national defined contribution plan. The Group's contributions to defined contribution plans are charged to the income statement in the year in which they relate. Once the contributions have been paid, the Group has no further payment obligations.

iii) Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(u) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals on operating leases are charged to the income statement on a straight line basis over the lease term.

for the year ended 30 June 2006

Amounts in RM million unless otherwise stated	Note	Group 2006	Group 2005	Company 2006	Company 2005
REVENUE	1	**489.30**	488.63	**144.93**	158.27
Operating expenses	2	**(374.80)**	(395.84)	**(3.78)**	(2.84)
Other operating income	3	**4.55**	1.19	-	-
OPERATING PROFIT		**119.05**	93.98	**141.15**	155.43
Share of profits of jointly controlled entities		**5.15**	48.37	-	-
Share of profits of associates		**6.47**	5.03	-	-
PROFIT BEFORE INTEREST		**130.67**	147.38	**141.15**	155.43
Interest income	5	**10.37**	7.07	**4.39**	1.53
PROFIT BEFORE TAXATION		**141.04**	154.45	**145.54**	156.96
TAXATION					
Taxation of the Company and subsidiaries		**(37.98)**	(31.73)	**(34.36)**	(37.31)
Share of taxation of jointly controlled entities		**(1.40)**	(2.16)	-	-
Share of taxation of associates		**(1.23)**	(1.22)	-	-
	6	**(40.61)**	(35.11)	**(34.36)**	(37.31)
NET PROFIT FOR THE YEAR		**100.43**	119.34	**111.18**	119.65

		Sen	Sen
BASIC EARNINGS PER SHARE	7	**24.8**	29.5
BASIC EARNINGS PER SHARE EXCLUDING UNUSUAL ITEMS	7	**24.8**	20.5
DIVIDENDS PER SHARE (GROSS)	8	**21.0**	21.0

The principal accounting policies set out on pages 74 to 78 and the notes on pages 83 to 99 are to be read as part of these financial statements.

as at 30 June 2006

Amounts in RM million unless otherwise stated	Note	Group 2006	Group 2005	Company 2006	Company 2005
SHARE CAPITAL	9	**404.51**	404.51	**404.51**	404.51
RESERVES		**887.95**	848.68	**622.18**	572.16
SHAREHOLDERS' FUNDS		**1,292.46**	1,253.19	**1,026.69**	976.67
NON-CURRENT LIABILITIES					
Deferred taxation	10	**6.50**	7.49	**0.51**	0.51
		1,298.96	1,260.68	**1,027.20**	977.18
CURRENT ASSETS					
Property development costs	11	**436.05**	396.91	-	-
Inventories	12	**68.23**	71.46	-	-
Receivables	13	**197.81**	174.83	**0.65**	1.74
Bank balances under Housing Development Accounts	14	**153.10**	224.88	-	-
Bank balances, deposits and cash	15	**239.31**	88.56	**227.59**	70.36
		1,094.50	956.64	**228.24**	72.10
CURRENT LIABILITIES					
Payables	16	**264.11**	226.70	**8.14**	8.78
Provisions	17	**7.50**	7.50	-	-
Current taxation		**39.94**	35.48	**0.77**	1.12
		311.55	269.68	**8.91**	9.90
NET CURRENT ASSETS		**782.95**	686.96	**219.33**	62.20
NON-CURRENT ASSETS					
Land held for property development	18	**117.41**	181.60	-	-
Associates	19	**66.10**	66.07	**36.30**	39.90
Jointly controlled entities	20	**252.73**	248.51	**142.86**	142.78
Subsidiaries	21	-	-	**380.73**	483.83
Property, plant and equipment	22	**79.77**	77.54	**23.60**	24.09
Intra group loan	23	-	-	**224.38**	224.38
		1,298.96	1,260.68	**1,027.20**	977.18
		RM	RM		
NET TANGIBLE ASSETS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	7	**3.19**	3.10		

The principal accounting policies set out on pages 74 to 78 and the notes on pages 83 to 99 are to be read as part of these financial statements.

for the year ended 30 June 2006

Amounts in RM million unless otherwise stated

		Group				Company			
						Non-Distributable		Distributable	
	Note	Share Capital	Share Premium	Retained Profits	Total	Share Capital	Share Premium	Retained Profits	Total
2006									
At 1 July 2005		**404.51**	**99.88**	**748.80**	**1,253.19**	**404.51**	**99.88**	**472.28**	**976.67**
Net profit for the year		-	-	**100.43**	**100.43**	-	-	**111.18**	**111.18**
Dividends for the year ended:									
- 30 June 2005, final	**8**	-	-	**(40.78)**	**(40.78)**	-	-	**(40.78)**	**(40.78)**
- 30 June 2006, interim	**8**	-	-	**(20.38)**	**(20.38)**	-	-	**(20.38)**	**(20.38)**
At 30 June 2006		**404.51**	**99.88**	**788.07**	**1,292.46**	**404.51**	**99.88**	**522.30**	**1,026.69**
2005									
At 1 July 2004		404.51	99.88	690.62	1,195.01	404.51	99.88	413.79	918.18
Net profit for the year		-	-	119.34	119.34	-	-	119.65	119.65
Dividends for the year ended:									
- 30 June 2004, final	**8**	-	-	(40.78)	(40.78)	-	-	(40.78)	(40.78)
- 30 June 2005, interim	**8**	-	-	(20.38)	(20.38)	-	-	(20.38)	(20.38)
At 30 June 2005		404.51	99.88	748.80	1,253.19	404.51	99.88	472.28	976.67

The Company has sufficient tax credits under Section 108 of the Income Tax Act, 1967 to frank the payment of dividends out of all distributable reserves of the Company as at 30 June 2006.

The principal accounting policies set out on pages 74 to 78 and the notes on pages 83 to 99 are to be read as part of these financial statements.

for the year ended 30 June 2006

Amounts in RM million unless otherwise stated	Note	Group 2006	Group 2005	Company 2006	Company 2005
Profit after taxation		**100.43**	119.34	**111.18**	119.65
Adjustments for non-cash items	24	**21.63**	(15.56)	**(111.74)**	(119.20)
Operating profit before working capital changes		**122.06**	103.78	**(0.56)**	0.45
(Increase)/decrease in working capital					
Trade and other receivables		**(22.98)**	(21.98)	**1.09**	(1.11)
Inventories		**3.23**	4.72	**-**	-
Property development costs		**(39.14)**	76.42	**-**	-
Trade and other payables		**37.41**	(15.75)	**(0.26)**	(1.17)
Transfer from property, plant and equipment to property development costs		**-**	26.39	**-**	-
Transfers from / (to) property development costs to / (from) land held for property development		**67.50**	(21.26)	**-**	-
Cash generated from/(utilised in) operations		**168.08**	152.32	**0.27**	(1.83)
Tax paid		**(34.52)**	(31.53)	**(1.11)**	(0.03)
Tax refund		**0.02**	-	**-**	-
Dividends from subsidiaries		**-**	-	**106.86**	116.97
Dividends from associates		**1.61**	1.66	**1.61**	1.66
Interest received		**10.37**	7.07	**4.39**	1.53
NET CASH INFLOW FROM OPERATING ACTIVITIES		**145.56**	129.52	**112.02**	118.30
NET CASH (OUTFLOW) / INFLOW FROM INVESTING ACTIVITIES	25	**(5.43)**	38.70	**106.37**	(23.56)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES	26	**(61.16)**	(61.16)	**(61.16)**	(61.16)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**78.97**	107.06	157.23	33.58
Cash and cash equivalents at beginning of the year		**313.44**	206.38	**70.36**	36.78
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		**392.41**	313.44	**227.59**	70.36

Cash and cash equivalents at the end of the year comprise:

	Note	Group 2006	Group 2005	Company 2006	Company 2005
Bank balances under Housing Development Accounts	14	**153.10**	224.88	**-**	-
Bank balances, deposits and cash	15	**239.31**	88.56	**227.59**	70.36
		392.41	313.44	**227.59**	70.36

The principal accounting policies set out on pages 74 to 78 and the notes on pages 83 to 99 are to be read as part of these financial statements.

Amounts in RM million unless otherwise sated

1 REVENUE

Revenue of the Group represents sales of property development at selling prices recognised in proportion to the stage of completion, sales of completed properties, revenue from plantation operations, rental income of propertiės, developer's fees and project management fees.

Revenue of the Company comprises mainly dividends, investment income and rental income of properties.

	Group		Company	
	2006	2005	**2006**	2005
Analysis of revenue:				
Dividends (gross) from:				
Unquoted subsidiaries	-	-	**140.04**	153.32
Unquoted associates	-	-	**2.16**	2.16
Income from rent of land and buildings	**8.44**	8.26	**2.72**	2.78
Property development	**461.76**	456.04	-	-
Plantation operations	**6.15**	7.51	-	-
Developer's fees and project management fees	**12.51**	15.41	-	-
Others	**0.44**	1.41	**0.01**	0.01
	489.30	488.63	**144.93**	158.27

2 OPERATING EXPENSES

	Group		Company	
	2006	2005	**2006**	2005
Changes in inventories of finished goods and work in progress	**35.86**	52.38	-	-
Property development costs	**(343.28)**	(396.78)	-	-
Other direct cost of sales	**(31.14)**	(17.06)	**(1.77)**	(1.63)
Staff costs	**(23.31)**	(19.99)	**(1.19)**	(0.49)
Depreciation	**(3.12)**	(3.00)	**(0.49)**	(0.50)
Other operating expenses	**(9.81)**	(11.39)	**(0.33)**	(0.22)
	(374.80)	(395.84)	**(3.78)**	(2.84)
Staff costs include:				
Defined contribution plans	**2.71**	2.58	**0.17**	0.14
Number of persons employed at the end of the financial year	**287**	275	**2**	3

Other operating expenses charged to the income statement include:

	Group 2006	Group 2005	Company 2006	Company 2005
Auditors' remuneration:				
Statutory audit fees				
- current year	**0.10**	0.10	**0.03**	0.02
- underprovision in prior year	**0.01**	-	-	-
Fees for other services	**0.06**	0.07	**0.06**	0.01
Directors' remuneration:				
Non-executive Directors' fees and other emoluments	**0.42**	0.35	**0.42**	0.35
Executive Directors' other emoluments	**0.58**	0.88	**0.58**	0.88
Allowance for bad and doubtful debts	**0.14**	2.10	**0.01**	-
Bad debts written off	-	0.21	-	-
Operating lease payments:				
Hire of equipment	**0.12**	0.11	-	-
Land and buildings	**2.14**	1.78	-	-
Impairment losses (Note 4)	-	6.60	-	-

2 OPERATING EXPENSES (CONTINUED).

Benefits provided to Executive Directors

The estimated monetary value of benefits provided to Executive Directors during the year by way of usage of the Group's and the Company's assets and other similar benefits amounted to RM0.03 million (2005: RM0.05 million).

The remuneration of the Directors for the financial year ended 30 June 2006 comprised the following:

	Executive Directors		Non-Executive Directors	
	2006	2005	**2006**	2005
Fees	-	-	**0.36**	0.30
Salary	**0.45**	0.64	-	-
Bonus	**0.10**	0.19	-	-
Allowances	-	-	**0.06**	0.05
Benefits-in-kind	**0.03**	0.05	-	-
	0.58	0.88	**0.42**	0.35

The remunerations paid to the Directors, analysed into bands of RM50,000 are as follows:

	Executive Directors		Non-Executive Directors	
	2006	2005	**2006**	2005
Up to RM50,000	-	-	**5**	12
RM50,001 – RM100,000	-	-	**5**	-
RM150,001 – RM200,000	-	1	-	-
RM200,001 – RM250,000	-	1	-	-
RM400,001 – RM450,000	-	1	-	-
RM550,001 – RM600,000	**1**	-	-	-

3 OTHER OPERATING INCOME

	Group		Company	
	2006	2005	**2006**	2005
Other operating income include:				
Gains from sale of property, plant and equipment	**0.14**	-	-	-
Forfeiture charges	**0.17**	0.24	-	-
Miscellaneous income	**4.24**	0.95	-	-
	4.55	1.19	-	-

4 UNUSUAL ITEMS

The following incomes and losses are considered as unusual items for the purpose of disclosure of earnings per share excluding unusual items in Note 7 and segmental reporting in Note 29.

	Group		Company	
	2006	2005	**2006**	2005
Impairment losses included as part of Operating Expenses	-	(6.60)	-	-
Gains from sale of property, plant and equipment of plantation operation include as part of Share of Profits of Jointly Controlled Entities	-	42.85	-	-
	-	36.25	-	-

There was no taxation charge on the unusual items included under current taxation in the income statement for the Group (2005: RM Nil) and for the Company (2005: RM Nil).

5 INTEREST INCOME

Interest income is derived from financial institutions and other sources including penalty charges for late payments from purchasers.

6 TAXATION

	Group		Company	
	2006	2005	**2006**	2005
In Malaysia:				
The taxation for the year comprises:				
Current taxation	**(40.21)**	(29.73)	**(34.36)**	(37.31)
Reversal/(origination) of deferred taxation (Note 10)	**0.99**	(5.37)	**-**	-
	(39.22)	(35.10)	**(34.36)**	(37.31)
Under provision in respect of prior years:				
Current taxation	**(1.39)**	(0.01)	**-**	-
	(40.61)	(35.11)	**(34.36)**	(37.31)

Tax reconciliation

Domestic income tax is calculated at the Malaysian statutory tax rate of 28% (2005: 28%) of the estimated assessable profit for the year. The tax on the Group's and the Company's profit before tax differs from the theoretical amount that would arise using the Malaysian tax rate as follows:

	Group		Company	
	2006	2005	**2006**	2005
Profit before tax	**141.04**	154.45	**145.54**	156.96
Tax calculated at a tax rate of 28% (2005: 28%)	**39.49**	43.25	**40.75**	43.95
Impact on taxation of:				
Losses brought forward	**-**	(0.03)	**-**	-
Income not subjected to income tax	**(1.19)**	(12.38)	**(6.39)**	(6.86)
Expenses not deductible for tax purposes	**0.49**	2.88	**-**	0.08
Excess of depreciation over capital allowances	**0.42**	0.39	**-**	0.14
Current year tax loss not recognised	**0.01**	0.99	**-**	-
Under provision of current taxation in respect of prior years	**1.39**	0.01	**-**	-
Tax charge comprising the taxation for the year of the Group and the Company	**40.61**	35.11	**34.36**	37.31
Average effective tax rate	**29%**	23%	**24%**	24%

7 EARNINGS AND NET TANGIBLE ASSETS PER SHARE ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE PARENT

The earnings per share is calculated based on the Group's net profit of RM100.43 million (2005: RM119.34 million) divided by the average number of shares of the Company in issue during the year of 404.51 million (2005: 404.51 million).

The earnings per share excluding unusual items is calculated based on the Group's net profit excluding unusual items of RM100.43 million (2005: RM83.09 million) divided by the average number of shares of the Company in issue during the year of 404.51 million (2005: 404.51 million).

The net tangible assets per share attributable to the ordinary equity holders of the parent is calculated based on the Group's net tangible assets of RM1,292.46 million (2005: RM1,253.19 million) divided by the average number of shares of the Company in issue during the year of 404.51 million (2005: 404.51 million).

8 DIVIDENDS - NET OF MALAYSIAN TAX AT 28% (2005: 28%)

	Group	
	2006	2005
Dividends in respect of the year ended 30 June 2005 paid on 9 December 2005:		
- Proposed final ordinary dividend of 14.0 sen gross per ordinary share less Malaysian tax at 28% (2005: 14.0 sen gross per ordinary share less Malaysian tax at 28% in respect of the year ended 30 June 2004 paid on 3 December 2004)	**(40.78)**	(40.78)
Dividend in respect of the year ended 30 June 2006 paid on 5 May 2006:		
- Interim ordinary dividend of 7.0 sen gross per ordinary share less Malaysian tax at 28% (2005: 7.0 sen gross per ordinary share less Malaysian tax at 28% in respect of the year ended 30 June 2005 paid on 6 May 2005)	**(20.38)**	(20.38)
	(61.16)	(61.16)

At the forthcoming annual general meeting on 19 October 2006, a final gross dividend in respect of the year ended 30 June 2006 of 14.0 sen per share less Malaysian tax at 28% (2005: 14.0 sen per share less Malaysian tax at 28%) amounting to RM40.78 million (2005: RM40.78 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability in the year ending 30 June 2007 when approved by shareholders.

9 SHARE CAPITAL – GROUP AND COMPANY

	2006	2005
Authorised:		
500 million (2005: 500 million) ordinary shares of RM1.00 each	**500.00**	500.00
Issued and fully paid:		
At 1 July / 30 June: 404.51 million (2005: 404.51 million) ordinary shares of RM1.00 each	**404.51**	404.51

There was no movement in the authorised share capital and in the issued and fully paid up share capital during the year.

10 DEFERRED TAXATION

The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2006	2005	**2006**	2005
Deferred taxation liabilities	**(6.50)**	(7.49)	**(0.51)**	(0.51)

The movement during the year relating to deferred tax are as follows:

	Group		Company	
	2006	2005	**2006**	2005
At 1 July	**(7.49)**	(2.12)	**(0.51)**	(0.51)
Credited/(charged) to income statement (Note 6)	**0.99**	(5.37)	**-**	-
At 30 June	**(6.50)**	(7.49)	**(0.51)**	(0.51)

10 DEFERRED TAXATION (CONTINUED)

The components and movements in deferred taxation liabilities and assets during the year (prior to offsetting of balances) comprise the following:

Group	**Accelerated capital allowances**	**Revaluation of freehold land**	**Others**	**Total**
Deferred taxation liabilities 2006				
At 1 July 2005	**(0.66)**	**(1.63)**	**(5.20)**	**(7.49)**
Credited to income statement	**-**	**-**	**0.99**	**0.99**
At 30 June 2006	**(0.66)**	**(1.63)**	**(4.21)**	**(6.50)**

Deferred taxation assets 2005	**Tax losses**	**Unrealised profits**	**Others**	**Total**
At 1 July 2004	-	-	3.41	3.41
Credited to income statement	-	-	(3.41)	(3.41)
At 30 June 2005	-	-	-	-

Deferred taxation liabilities 2005	**Accelerated capital allowances**	**Revaluation of freehold land**	**Others**	**Total**
At 1 July 2004	(1.00)	(1.63)	(2.90)	(5.53)
Credited / (charged) to income statement	0.34	-	(2.30)	(1.96)
At 30 June 2005	(0.66)	(1.63)	(5.20)	(7.49)

Company

Deferred taxation liabilities 2006	**Accelerated capital allowances**	**Others**	**Total**
At 1 July 2005 and at 30 June 2006	**(0.41)**	**(0.10)**	**(0.51)**

Deferred taxation liabilities 2005	**Accelerated capital allowances**	**Others**	**Total**
At 1 July 2004 and at 30 June 2005	(0.41)	(0.10)	(0.51)

	Group		**Company**	
	2006	2005	**2006**	2005
Deferred taxation not provided for in the financial statements:				
Unutilised capital allowance	**1.61**	3.51	**2.01**	2.13

11 PROPERTY DEVELOPMENT COSTS

	Group	
	2006	2005
Property development costs at 1 July:		
Freehold land	**135.67**	183.01
Development costs	**261.24**	290.32
	396.91	473.33
Costs incurred during the year:		
Freehold land	-	-
Development costs	**315.21**	315.54
Costs recognised in income statement	**(343.28)**	(396.78)
Transfers from property, plant and equipment	-	26.39
Transfers from/(to) land held for property development	**67.50**	(21.26)
Transfers to inventories	**(0.29)**	(0.31)
Property development costs at 30 June:	**436.05**	396.91
Property development costs at 30 June comprise:		
Freehold land	**194.15**	135.67
Development costs	**241.90**	261.24
	436.05	396.91

The freehold land is free of all encumbrances.

12 INVENTORIES

	Group	
Completed properties:	**2006**	2005
At cost	**60.91**	63.70
At net realisable value	**7.32**	7.76
	68.23	71.46

13 RECEIVABLES

	Group		Company	
	2006	2005	**2006**	2005
Trade receivables, less allowance for doubtful debts of RM8.33 million (2005: RM8.45 million) for the Group	**141.56**	78.45	-	-
Amounts due from other related companies	**2.85**	12.30	-	-
Other receivables less allowances for doubtful debts of RM1.13 million (2005: RM0.87 million) for the Group	**3.30**	6.99	**0.55**	1.64
Accrued billings in respect of property development costs	**47.70**	74.80	-	-
Deposits	**2.13**	2.09	**0.06**	0.06
Prepayments	**0.27**	0.20	**0.04**	0.04
	197.81	174.83	**0.65**	1.74

All receivables are denominated in Ringgit Malaysia. Credit terms of trade receivables and amounts due from customers range from no credit to 90 days (2005: No credit to 90 days). Concentration of credit risk with respect to trade receivables and amount due from customers are limited due to the Group's large number of customers and the predominant use of end-financiers to finance property purchases. The Group's historical experience in collection of accounts receivable falls within the recorded allowances. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade receivables.

14 BANK BALANCES UNDER HOUSING DEVELOPMENT ACCOUNTS

All bank balances are denominated in Ringgit Malaysia. Bank balances under Housing Development Accounts are receipts from purchasers of residential properties less payments or withdrawals provided under the Housing Development (Control and Licensing) Act 1966 and are held at call with banks. The average interest rate of bank balances under Housing Development Accounts of the Group that were effective during the year was 2.0% per annum (2005: 2.0% per annum).

15 BANK BALANCES, DEPOSITS AND CASH

	Group		Company	
	2006	2005	**2006**	2005
Deposits with licensed banks	**227.60**	74.46	**226.60**	69.46
Cash at bank and on hand	**11.71**	14.10	**0.99**	0.90
	239.31	88.56	**227.59**	70.36

All bank balances, deposits and cash are denominated in Ringgit Malaysia. Deposits of the Group and the Company have a maturity period ranging from 1 day to 30 days (2005: 1 day to 30 days). Bank balances are deposits held at call with banks. The average interest rate of deposits of the Group and the Company that were effective during the year was 2.75% per annum (2005: 2.5% per annum).

16 PAYABLES

	Group		Company	
	2006	2005	**2006**	2005
Trade payables	**163.32**	161.15	**0.22**	0.22
Progress billings in respect of property development costs	**2.89**	3.67	**-**	-
Amount due to holding company	**1.14**	0.13	**0.02**	0.18
Amounts due to other related companies	**41.39**	24.43	**0.03**	0.27
Other payables	**37.73**	17.93	**5.23**	4.91
Accruals	**17.64**	19.39	**2.64**	3.20
	264.11	226.70	**8.14**	8.78

All payables are denominated in Ringgit Malaysia. Credit terms of trade payables vary from 14 days to 60 days (2005: 14 days to 60 days).

Amounts due to holding company and amounts due to other related companies are unsecured and bear no interest with no fixed terms of repayment.

17 PROVISIONS

	Group	
	2006	2005
At 1 July and at 30 June	**7.50**	7.50

Provisions comprise amounts set up for de-silting and clean up works on perimeter drains at UEP Subang Jaya and for warranty provisions in respect of distressed houses.

18 LAND HELD FOR PROPERTY DEVELOPMENT

	Group	
	2006	2005
Cost		
At 1 July	**186.20**	164.94
Additions	**3.31**	-
(Transfer to)/Transfer from property development costs	**(67.50)**	21.26
At 30 June	**122.01**	186.20
Accumulated impairment losses		
At 1 July	**(4.60)**	-
Impairment losses recognised during the year	-	(4.60)
At 30 June	**(4.60)**	(4.60)
Carrying amount at 30 June	**117.41**	181.60

19 ASSOCIATES

	Group		Company	
	2006	2005	**2006**	2005
Unquoted shares, at cost	**36.30**	39.90	**36.30**	39.90
Group's share of post-acquisition reserves	**29.80**	26.17	-	-
	66.10	66.07	**36.30**	39.90

The Group's equity interest in the associates, their respective principal activities and countries of incorporation are shown on page 34.

20 JOINTLY CONTROLLED ENTITIES

	Group		Company	
	2006	2005	**2006**	2005
Unquoted investments, at cost	**0.99**	0.59	**0.59**	0.59
Group's share of post-acquisition reserves	**109.47**	105.73	-	-
Amounts due from jointly controlled entities	**142.27**	142.19	**142.27**	142.19
	252.73	248.51	**142.86**	142.78

The amounts due from the jointly controlled entities are unsecured, bear no interest, has no fixed repayment terms and are not repayable within twelve months from the date of the balance sheets.

The Group's equity interest in the jointly controlled entities, their respective principal activities and countries of incorporation are shown on page 34.

The Group has 50% interest in each of three jointly controlled entities: Prominent Acres Sdn Bhd, which is in the property investment, development and plantation business, Sime UEP Centre Sdn Bhd, which is in the property investment and development business and Sime Properties International Pte Ltd, which is in the property investment and management business.

20 JOINTLY CONTROLLED ENTITIES (CONTINUED)

During the year the Group acquired a 40% interest in another jointly controlled entity, Sime UEP Brunsfield Properties Sdn Bhd, which is in the property investment and development business. On 28th March 2006, Sime UEP Development Sdn Bhd, entered into an agreement with Sime Darby Property Development Sdn Bhd and Brunsfield Subang Jaya Sdn Bhd for the establishment of Sime UEP Brunsfield Properties Sdn Bhd and the acquisition of a 40% equity comprising 400,000 ordinary shares of RM1 each for RM400,000 paid in cash.

The acquisition had the following effects on the Group's financial position at the end of the year:

	2006
Current assets	2.11
Current liabilities	(1.73)
Share of net assets of Sime UEP Brunsfield Properties Sdn Bhd	0.38

The acquisition had the following effects on the Group's financial results for the year:

	2006
Loss before taxation	(0.05)
Taxation	-
Loss after taxation	(0.05)
Share of losses of Sime UEP Brunfield Properties Sdn Bhd	(0.02)

The following amounts represent the Group's share of the assets and liabilities and revenue and expenses of the jointly controlled entities which have been equity accounted for in the consolidated balance sheets and income statements:

	Group	
	2006	2005
Current assets	**42.11**	39.47
Current liabilities	**(6.75)**	(7.12)
Land held for property development	**215.92**	214.71
Amount due to shareholders	**(142.27)**	(142.19)
Property, plant and equipment	**1.45**	1.45
Share of net assets of jointly controlled entities	**110.46**	106.32
Turnover	**3.65**	10.98
Profit before taxation	**5.15**	48.37
Taxation	**(1.40)**	(2.16)
Profit after taxation	**3.75**	46.21

There are no capital commitments or contingent liabilities relating to the Group's interests in the jointly controlled entities.

21 SUBSIDIARIES

	Company	
Unquoted shares:	**2006**	2005
At cost	**29.94**	29.94
At Directors' valuation	**51.48**	51.48
	81.42	81.42
Amounts due from subsidiaries	**299.31**	402.41
	380.73	483.83

The Group's equity interest in the subsidiaries, their respective principal activities and countries of incorporation are shown on page 34. The amounts due from subsidiaries are unsecured, interest free, have no fixed repayment period and are not repayable within twelve months from the date of the balance sheet.

In 1980, the Directors revalued the Company's investment in one of its subsidiaries on the basis of the net assets of the subsidiary after taking into account the revaluation of the subsidiary's freehold land held as property, plant and equipment.

22 PROPERTY, PLANT AND EQUIPMENT

Group	Land: Freehold	Land: Long leasehold	Land: Short leasehold	Buildings	Machinery, equipment & vehicles	Capital work-in-progress	Total
2006							
Cost/Valuation							
Net book value at beginning of year	**42.93**	**3.78**	**0.05**	**23.71**	**6.70**	**0.37**	**77.54**
Additions	**1.58**	**-**	**-**	**-**	**2.50**	**1.30**	**5.38**
Disposals*	**-**	**-**	**-**	**-**	***(0.00)**	**-**	***(0.00)**
Written off	**-**	**-**	**-**	**-**	**(0.03)**	**-**	**(0.03)**
Reclassification	**-**	**-**	**-**	**-**	**0.25**	**(0.25)**	**-**
Depreciation charge	**-**	**(0.04)**	***(0.00)**	**(0.60)**	**(2.48)**	**-**	**(3.12)**
Net book value at end of year	**44.51**	**3.74**	**0.05**	**23.11**	**6.94**	**1.42**	**79.77**
Cost	**4.53**	**4.59**	**0.08**	**30.00**	**17.15**	**1.42**	**57.77**
Valuation	**39.98**	**-**	**-**	**-**	**-**	**-**	**39.98**
Accumulated depreciation	**-**	**(0.85)**	**(0.03)**	**(4.89)**	**(10.21)**	**-**	**(15.98)**
Accumulated impairment losses	**-**	**-**	**-**	**(2.00)**	**-**	**-**	**(2.00)**
Net book value at end of year	**44.51**	**3.74**	**0.05**	**23.11**	**6.94**	**1.42**	**79.77**
2005							
Cost/Valuation							
Net book value at beginning of year	43.23	3.82	0.06	52.46	7.73	-	107.30
Additions	0.02	-	-	-	1.70	0.37	2.09
Disposals	-	-	-	-	(0.46)	-	(0.46)
Transfer to property development costs	(0.32)	-	-	(26.00)	(0.07)	-	(26.39)
Impairment losses	-	-	-	(2.00)	-	-	(2.00)
Depreciation charge	-	(0.04)	(0.01)	(0.75)	(2.20)	-	(3.00)
Net book value at end of year	42.93	3.78	0.05	23.71	6.70	0.37	77.54
Cost	2.95	4.59	0.08	29.99	15.64	0.37	53.62
Valuation	39.98	-	-	-	-	-	39.98
Accumulated depreciation	-	(0.81)	(0.03)	(4.28)	(8.94)	-	(14.06)
Accumulated impairment losses	-	-	-	(2.00)	-	-	(2.00)
Net book value at end of year	42.93	3.78	0.05	23.71	6.70	0.37	77.54

* These individual amounts are less than RM0.01 million.

22 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Company	Land					
	Freehold	Long leasehold	Short leasehold	Buildings	Machinery, equipment & vehicles	Total
2006						
Cost/Valuation						
Net book value at beginning of year	2.45	3.77	0.04	17.66	0.17	24.09
Depreciation charge	-	(0.04)	*(0.00)	(0.42)	(0.03)	(0.49)
Net book value at end of year	2.45	3.73	0.04	17.24	0.14	23.60
Cost	0.40	4.59	0.08	21.20	0.40	26.67
Valuation	2.05	-	-	-	-	2.05
Accumulated depreciation	-	(0.86)	(0.04)	(3.96)	(0.26)	(5.12)
Net book value at end of year	2.45	3.73	0.04	17.24	0.14	23.60
2005						
Cost/Valuation						
Net book value at beginning of year	2.45	3.82	0.05	18.08	0.19	24.59
Depreciation charge	-	(0.05)	(0.01)	(0.42)	(0.02)	(0.50)
Net book value at end of year	2.45	3.77	0.04	17.66	0.17	24.09
Cost	0.40	4.59	0.08	21.20	0.40	26.67
Valuation	2.05	-	-	-	-	2.05
Accumulated depreciation	-	(0.82)	(0.04)	(3.54)	(0.23)	(4.63)
Net book value at end of year	2.45	3.77	0.04	17.66	0.17	24.09

* Depreciation charge of less than RM0.01 million

In 1980, the Directors revalued the Company's and one of its subsidiaries' freehold land held as property, plant and equipment based on independent professional valuations on an open market value basis.

The Directors have applied the transitional provisions of International Accounting Standards No. 16 (Revised) 'Property, Plant and Equipment' as adopted by MASB which allows the valuations of these assets not to be updated. Accordingly, these assets continue to be stated at their previously revalued amounts less depreciation.

The historical cost of the freehold land still carried at valuation by the Company is RM0.03 million (2005: RM0.03 million) and by the Group is RM0.70 million (2005: RM0.70 million). The net book value of the freehold land still carried at valuation if carried at historical cost less accumulated depreciation by the Company is RM0.03 million (2005: RM0.03 million) and by the Group is RM0.70 million (2005: RM0.70 million).

23 INTRA GROUP LOAN – COMPANY

The amounts due from subsidiary companies are unsecured, interest free, have no fixed repayment period and are not repayable within twelve months of the date of the balance sheet.

24 ADJUSTMENTS FOR NON-CASH ITEMS

	Group		Company	
	2006	2005	**2006**	2005
Share of profits of associates	**(6.47)**	(5.03)	-	-
Share of profits of jointly controlled entities	**(5.15)**	(48.37)	-	-
Depreciation	**3.12**	3.00	**0.49**	0.50
Impairment losses	-	6.60	-	-
Interest income	**(10.37)**	(7.07)	**(4.39)**	(1.53)
Gains on disposal of property, plant and equipment	**(0.14)**	-	-	-
Dividends from subsidiaries and associates	-	-	**(142.20)**	(155.48)
Write off of property, plant and equipment	**0.03**	-	-	-
Taxation	**40.61**	35.11	**34.36**	37.31
Others	-	0.20	-	-
	21.63	(15.56)	**(111.74)**	(119.20)

25 NET CASH (OUTFLOW)/INFLOW FROM INVESTING ACTIVITIES

	Group		Company	
	2006	2005	**2006**	2005
Purchase of property, plant and equipment	**(5.38)**	(2.09)	-	-
Additions to land held for property development	**(3.31)**	-	-	-
Net proceeds from sale of property, plant and equipment	**0.14**	0.46	-	-
Purchase of investment in a jointly controlled entity	**(0.40)**	-	-	-
Decrease/(increase) in amounts owing by subsidiaries	-	-	**102.26**	(63.90)
Capital repayment by an associate	**3.60**	5.40	**3.60**	5.40
(Advances to) /repayment from a jointly controlled entity	**(0.08)**	34.93	**0.51**	34.94
	(5.43)	38.70	**106.37**	(23.56)

26 NET CASH OUTFLOW FROM FINANCING ACTIVITIES

	Group		Company	
	2006	2005	**2006**	2005
Dividends paid to shareholders	**(61.16)**	(61.16)	**(61.16)**	(61.16)

27 CONTINGENT LIABILITIES

On 3rd December 2003, 30th December 2004 and 11th January 2005, additional assessments to income tax totalling RM61.65 million were raised by the Director General of Inland Revenue ('DGIR') upon Sime UEP Heights Sdn. Bhd., Sime UEP Homes Sdn. Bhd. and Sime UEP Industrial Park Sdn. Bhd., all wholly-owned subsidiaries of the Company, in respect of the Year of Assessment 1997 and upon Prominent Acres Sdn Bhd, a jointly-controlled entity of the Company, in respect of the Year of Assessment 1998. This additional tax was assessed over gains realised in those years of assessment on compulsory acquisitions of land by the government. On 2nd January 2004 and 28th January 2005, the Group informed the DGIR of its objection to these additional assessments and subsequently filed proceedings to seek judicial determination of the dispute. However, on 22nd September 2005, the Group received confirmation that the DGIR had cancelled one of the additional assessments for RM18.53 million thereby reducing the total amount of additional assessments to RM43.12 million. The Group denies liability, if any, to the RM43.12 million which is now dependent upon the outcome of these judicial proceedings. The Group is of the opinion that the relevant gains were not subject to Income Tax and fall to be treated under the Real Property Gains Tax Act 1976 instead. Accordingly, the Group disputes liability to the additional income tax now sought by the DGIR.

28 CAPITAL COMMITMENTS

	Group	
	2006	2005
Contracted for but not included in the financial statements	**0.16**	0.70

29 SEGMENT INFORMATION

The Group's principal business activity is in property development and investment. Other operations of the Group mainly comprise plantation which is not of a sufficient size to be reported separately. The activities of the Group are carried out wholly in Malaysia.

	2006			2005		
For the year	**Property**	**Others**	**Group Total**	Property	Others	Group Total
External turnover	**483.15**	**6.15**	**489.30**	481.12	7.51	488.63
Results						
Profit from operations before unusual items	**116.07**	**2.98**	**119.05**	99.33	1.25	100.58
Unusual items (Note 4)	-	-	-	(6.60)	-	(6.60)
Profit from operations	**116.07**	**2.98**	**119.05**	92.73	1.25	93.98
Share of profits of associates and jointly controlled entities	**10.67**	**0.95**	**11.62**	51.64	1.76	53.40
Interest income	**10.37**	-	**10.37**	7.07	-	7.07
Profit from ordinary activities before taxation	**137.11**	**3.93**	**141.04**	151.44	3.01	154.45
Taxation			**(40.61)**			(35.11)
Net profit for the year			**100.34**			119.34
At the end of the year						
Other information						
Segment assets	**1,173.77**	**117.91**	**1,291.68**	1,097.81	117.97	1,215.78
Share of net assets of associates jointly controlled entities	**182.05**	**136.78**	**318.83**	170.96	143.62	314.58
Total assets	**1,355.82**	**254.69**	**1,610.51**	1,268.77	261.59	1,530.36
Segment liabilities	**271.39**	**0.22**	**271.61**	234.25	0.01	234.26
Unallocated liabilities	-	-	**46.44**	-	-	42.97
Total liabilities	**271.39**	**0.22**	**318.05**	234.25	0.01	277.23
Capital expenditure	**5.38**	-	**5.38**	2.09	-	2.09
Depreciation	**3.12**	-	**3.12**	3.00	-	3.00

The division of the Group's results, assets and liabilities into activity segments have been ascertained by direct identification of assets, and revenue/cost centres.

Segment assets consist primarily of property, plant and equipment, land held for property development, property development cost, inventories, receivables, bank deposits, bank balances and cash in hand.

Segment liabilities comprise operating liabilities and exclude taxation.

Capital expenditure comprises additions to property, plant and equipment.

30 SIGNIFICANT RELATED PARTY TRANSACTIONS

The aggregate amounts of each category of recurrent related party transactions entered into by the Group are as follows:

		Group	
		2006	2005
Transactions with Sime Darby Berhad and its unlisted subsidiary companies and related parties			
Category of recurrent related party transactions	**Related party**		
Business services supplied including property development and project management services	Sime Pilmoor Development Sdn Bhd Prominent Acres Sdn Bhd	**61.52**	54.26
Business services procured including management services, training, internal audit, hospitalisation, travel agency, landscaping, insurance broking, computer, software, and other business services	Sime Darby Berhad Consolidated Plantations Bhd Sime Alexander Forbes Insurance Brokers Sdn Bhd Sime Gardentech Sdn Bhd Kuala Lumpur Golf & Country Club Berhad Stableford Development Sdn Bhd Sime Darby Systems Sdn Bhd Sime Darby Travel Sdn Bhd Sime Holidays Sdn Bhd Sime Darby Marketing Sdn Bhd Sime Darby Land Sdn Bhd Constant Skyline Sdn Bhd CPB Properties Sdn Bhd Prominent Acres Sdn Bhd Subang Jaya Medical Centre Sdn Bhd	**4.19**	2.26
Purchase of motor vehicles and motor maintenance services	Sime Darby Motor Sdn Bhd Hyumal Trading Sdn Bhd	**0.44**	-
Purchase of motor vehicles and motor vehicle maintenance services	Tractors Malaysia (1982) Sdn Bhd Ford Concessionaires Sdn Bhd Land Rover (Malaysia) Sdn Bhd	**0.59**	1.08
Rental income of properties and tributes	Puchong Quarry Sdn Bhd Subang Jaya Medical Centre Sdn Bhd	**0.86**	0.74
Sale of plantation produce	Consolidated Plantations Bhd	**6.15**	10.18
Purchase of products and produce including building materials, equipment and other such products.	Sime Coatings Sdn Bhd Sime Inax Sdn Bhd The China Engineers (M) Sdn Bhd Puchong Quarry Sdn Bhd	-	0.09
		73.75	68.61
Transactions with Sime Engineering Services Berhad and its unlisted subsidiary companies and related parties			
Business services	Chubb Malaysia Sdn Bhd Mecomb Malaysia Sdn Bhd SimeTech (M) Sdn Bhd Sime Darby Systems Sdn Bhd Sime Engineering Services Berhad	**0.60**	0.25
Rental income of properties	Malaysia – China Hydro Sdn Bhd	-	0.05
		0.60	0.30

30 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions with SIRIM Berhad and its unlisted subsidiary company

		Group	
Category of recurrent related party transactions	**Related party**	**2006**	2005
Business services	SIRIM QAS International Sdn Bhd	**0.01**	0.02

Transactions with Fadlullah and Associates Consulting Engineers and its subsidiaries

		Group
		2006
Engineering and consultancy services	Fadlullah and Associates Consulting Engineers	**0.86**

Other significant related party transactions and balances of the Group and the Company are disclosed in Notes 1, 13, 16, 20, 21 and 23. All transactions with related companies are conducted on arm's length basis.

The Group considers Sime Darby Berhad and its unlisted subsidiaries, Sime Engineering Services Berhad, Sime Darby Land Sdn Bhd, Subang Jaya Medical Centre Sdn Bhd, SIRIM Berhad and its unlisted subsidiaries as related to the Group by virtue of the following:

1. Sime Darby Berhad is a major shareholder of the Company, of Tractors Malaysia Holdings Berhad and of Sime Engineering Services Berhad .
2. Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid is a Director of the Company, of Sime Engineering Services Berhad and of Sime Darby Berhad and holds options over shares in Sime Darby Berhad.
3. Sekhar Krishnan is a Director of the Company and of Sime Engineering Services Berhad and holds shares and options over shares in Sime Darby Berhad.
4. SIRIM Berhad is a major shareholder of SST Integrated Technologies Sdn Bhd, a subsidiary of Sime Darby Berhad.

The Group Considers Fadlullah and Associates Consulting Engineers as related to the Group commencing from 26 October 2005 by virtue of Dato' Mohamed Sulaiman being appointed to the Board of Directors of Sime Darby Berhad, the Group's ultimate holding company, on 26 October 2005 and he is a brother of one of the partners of Fadlullah and Associates Consulting Engineers which is engaged by the Group as consultant engineers for its developments.

Tractors Malaysia Holdings Berhad ceased to be listed company on 24 February 2006 after it became a wholly-owned subsidiary of Sime Darby Berhad. Accordingly, all transactions with subsidiaries of Tractors Malaysia Holdings Berhad are accounted for as part of transactions with Sime Darby Berhad and its unlisted subsidiaries.

The details of the Directors' interest in shares of the Company, the Company's ultimate holding company, Sime Darby Berhad, and its subsidiaries during the year covered by the Financial Statements are shown in the Directors' Report on page 72.

There are no material contracts subsisting as at 30 June 2006 or, if not then subsisting, entered into since the end of the financial year by the Company or its subsidiaries which involve the interests of Directors or substantial shareholders.

31 EVENT AFTER THE BALANCE SHEET DATE

On 11 July 2006 a Writ of Summons was served by a third party ('claimant') on Puchong Quarry Sdn Bhd ('PQSB'), an associate in which the Group has a 30% equity interest.

In the Statement of Claim, the claimant alleged that PQSB had without consent excavated and removed granite from its land and is claiming RM47 million and other damages. PQSB and its solicitors are in the process of seeking and collating more information on the claim and accordingly, it is not possible at this time to determine liability, if any. PQSB at the relevant time was carrying out quarrying activities on an adjacent land and ceased operations in August 2004.

32 FINANCIAL INSTRUMENTS

A) Financial risk management objective and policies

The Group's activities expose it to a variety of financial risks, including interest rate risk, market risk, credit risk, liquidity and cash flow risks. The Group's overall financial risk management objective is to ensure that the Group created value for its shareholders. Financial risk management is carried out through risks review, internal control systems, insurance programmes and adherence to Group financial risk management policies. The Board regularly reviews these risks and approves the policies covering the management of these risks. The Group does not trade in financial instruments.

Interest rate risk
The Group's income and operating cash flows are substantially independent of changes in market interest rates.

Credit risk
The Group does not have any significant credit risk as its products are predominantly sold to a large number of customers using financing from reputable end-financiers.

Liquidity and cash flow risk
Prudent liquidity risk management implies maintaining sufficient cash and other highly liquid financial instruments and the availability of funding through an adequate amount of committed credit facilities.

Derivative financial instruments
The Group does not invest in any derivative financial instruments.

B) Fair value estimation for disclosure purposes

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

Short term financial instruments

The carrying values, less any estimated credit adjustments, for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair value.

33 APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved for issue in accordance with a resolution of the Board of Directors dated 25 August 2006.

We, TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN and Ir. JAUHARI BIN HAMIDI, two of the Directors of SIME UEP PROPERTIES BERHAD, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 74 to 99 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2006 and of the results and the cash flows of the Group and of the Company for the year ended on that date, and in accordance with the MASB approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

In accordance with the resolution of the Board of Directors dated 25 August 2006.

TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN
Chairman

Ir. JAUHARI BIN HAMIDI
Managing Director

Subang Jaya
25 August 2006

STATUTORY DECLARATION

I, KHOR KOK CHAI, the person primarily responsible for the financial management of SIME UEP PROPERTIES BERHAD, do solemnly and sincerely declare that the financial statements set out on pages 74 to 99 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

KHOR KOK CHAI
Chief Financial Officer

SUBSCRIBED AND SOLEMNLY DECLARED by the above named KHOR KOK CHAI at Subang Jaya, Malaysia on 25 August 2006.

PESURUHJAYA SUMPAH
No.B 083
CHOY YEE CHEONG
P.P.N.
MALAYSIA

No.49A, 1st Floor,
Jalan USJ 10/1F,
47620 UEP Subang Jaya,
Selangor Darul Ehsan.

CHOY YEE CHEONG
Commissioner for Oaths (No. B083)
Subang Jaya

We have audited the financial statements set out on pages 74 to 99. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and MASB approved accounting standards in Malaysia so as to give a true and fair view of:

(i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

(ii) the state of affairs of the Group and of the Company as at 30 June 2006 and of the results and cash flows of the Group and Company for the financial year ended on that date; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and its subsidiaries have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

Our audit reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection (3) of Section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF - 1146)
Chartered Accountants

JAYARAJAN A/L U. RATHINASAMY
[No. 2059/06/08 (J)]
Partner of the firm

Kuala Lumpur
25 August 2006



USJ 10 Business Centre, UEP Subang Jaya

Laporan Kewangan

Para Pengarah dengan sukacitanya menyampaikan Laporan mereka berserta dengan Penyata Kewangan Sime UEP Properties Berhad ('Syarikat') dan Kumpulan yang telah diaudit bagi tahun kewangan berakhir 30 Jun 2006.

AKTIVITI UTAMA

Aktiviti utama Kumpulan diterangkan di mukasurat 34.

Pada dasarnya Syarikat ini adalah sebuah syarikat pegangan pelaburan dan pengurusan. Tiada apa-apa pertukaran di dalam sifat kegiatan Syarikat dan Kumpulan sepanjang tahun ini.

KEPUTUSAN KEWANGAN

Penyata kewangan yang telah diaudit bagi tahun berakhir 30 Jun 2006 yang disampaikan dengan laporan ini menunjukkan:

	Kumpulan RM juta	**Syarikat RM juta**
Keuntungan bersih yang ada untuk para pemegang saham	100.43	111.18

DIVIDEN

	Syarikat RM juta
Dividen yang dibayar dan dicadangkan oleh Syarikat semenjak 30 Jun 2005 berhubung dengan tahun kewangan berakhir 30 Jun 2006 adalah seperti berikut:	
Pertengahan: 7.0 sen kasar sesaham tolak 28% cukai Malaysia dibayar pada 5 Mei 2006	20.38
Akhir dicadangkan: 14.0 sen kasar sesaham tolak 28% cukai Malaysia	40.78
	61.16

Para Pengarah mencadangkan pembayaran dividen akhir kasar sebanyak 14.0 sen sesaham tolak 28% cukai Malaysia yang mana, tertakluk kepada kelulusan ahli-ahli di Mesyuarat Agung Tahunan Syarikat yang akan datang, akan dibayar pada 8 Disember 2006 kepada pemegang saham yang berdaftar dalam Daftar Syarikat semasa tutup perniagaan pada 10 November 2006.

Pendeposit layak untuk berhak menerima dividen untuk:

i) Saham-saham yang didepositkan ke dalam akaun sekuriti pendeposit sebelum 12.30 tengah hari pada 8 November 2006 berhubung dengan saham-saham yang dikecualikan daripada deposit mandatori;

ii) Saham-saham yang dipindahkan ke dalam akaun sekuriti pendeposit sebelum 4.00 petang pada 10 November 2006 berhubung dengan pindahan; dan

iii) Saham-saham yang dibeli di Bursa Malaysia Securities Berhad atas dasar dengan kelayakan mengikut Peraturan-peraturan Bursa Malaysia Securities Berhad.

Dividen akhir yang dicadangkan dan dividen pertengahan yang telah dibayar pada 5 Mei 2006 memberi jumlah agihan sebanyak 21.0 sen kasar sesaham bagi tahun kewangan berakhir 30 Jun 2006.

Semenjak hujung tahun kewangan yang lalu, dividen yang telah dibayar oleh Syarikat bagi tahun berakhir 30 Jun 2005 sebagaimana yang telah dicadangkan dalam Laporan Para Pengarah bagi tahun itu, adalah seprti berikut:

	RM juta
Dividen akhir sebanyak 14.0 sen kasar sesaham tolak 28% cukai Malaysia, telah dibayar pada 9 Disember 2005	40.78

RIZAB DAN PERUNTUKKAN

Pindahan yang penting kepada atau daripada rizab atau peruntukkan-peruntukkan di sepanjang tahun kewangan ini adalah seperti dinyatakan dalam penyata kewangan.

MODAL SAHAM

Tiada perubahan dibuat kepada modal saham Syarikat pada tahun tersebut.

PEMEGANG-PEMEGANG SAHAM UTAMA

Sehingga 25 Ogos 2006, tarikh menandatangani Laporan ini, notis-notis yang telah diterima oleh Syarikat berkenaan pemegang-pemegang saham utama ialah seperti berikut:

Nama pemegang saham	Jumlah saham biasa dipegang atau mempunyai kepentingan terhadapnya	Peratus daripada jumlah modal saham biasa diterbitkan
Sime Darby Berhad	206,927,280	51.15%
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	93,795,420	23.19%
Lembaga Kumpulan Wang Simpanan Pekerja	31,943,900	7.90%

PENGARAH

Ahli-ahli Lembaga Pengarah yang telah memegang jawatan dalam jangkamasa semenjak tarikh Laporan yang lepas adalah seperti berikut

Tan Sri Dato' Hamad Kama Piah bin Che Othman
Ir. Jauhari bin Hamidi
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
Sekhar Krishnan
Dato' Seri Ainum binti Mohamed Saaid
Dato' Mustafa bin Mohd Ali
Tan Sri Wan Abdul Rahman bin Hj Wan Yaacob
Dato' Zolkapli @ Zulkifli bin Sharif
Datuk Khatijah binti Ahmad (Dilantik pada 1 Mac 2006)
Dato' Mohd Bakke bin Salleh (Meletakkan jawatan pada 1 Mac 2006)
Tan Sri Lee Lam Thye (Meletakkan jawatan pada 19 Oktober 2005)

Datuk Khatijah binti Ahmad akan bersara pada Mesyuarat Agung Tahunan akan datang menurut Artikel 104 Tataujud Syarikat dan, oleh kerana layak, telah menawarkan diri beliau untuk pemilihan.

Pengarah-pengarah yang akan bersara mengikut giliran pada Mesyuarat Agung Tahunan akan datang menurut Artikel 99 dan 100 Tatacara Syarikat adalah Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid, Tan Sri Wan Abdul Rahman bin Hj Wan Yaacob dan Dato' Zolkapli @ Zulkifli bin Sharif dan, oleh kerana layak, telah menawarkan diri mereka untuk pemilihan semula.

GANJARAN PARA PENGARAH

Sepanjang dan pada akhir tahun kewangan ini, tidak ada sebarang urusan yang melibatkan Syarikat atau mana-mana syarikat subsidiarinya sebagai satu pihak, yang bertujuan untuk membolehkan para Pengarah Syarikat untuk mendapatkan ganjaran melalui pemilikan saham atau debentur di dalam Syarikat atau mana-mana pertubuhan yang diperbadankan kecuali opsyen untuk saham yang akan diberi oleh syarikat induk rnuktamad, Sime Darby Berhad, kepada kakitangan yang layak termasuk Pengarah Syarikat yang tertentu, berhubung dengan Skim Opsyen Saham Kakitangan Sime Darby ('Skim'). Skim tersebut adalah ganjaran kepada kakitangan, eksekutif dan Pengarah Eksekutif Sime Darby Berhad dan syarikat-syarikat subsidiarinya yang layak telah dilaksanakan pada 10 Disember 2001 untuk tempoh 5 tahun. Skim itu telah diperbaharui untuk tempoh dua tahun lagi sebagaimana dibenarkan di bawah Peraturan Skim.

Sejak akhir tahun kewangan yang lalu, tiada Pengarah yang menerima atau akan layak untuk menerima sebarang ganjaran (selain daripada yuran Pengarah dan lain-lain bayaran yang dijelaskan dalam Nota 2 ke atas penyata kewangan) yang disebabkan oleh sesuatu kontrak yang dibuat oleh Syarikat atau perbadanan berkaitan dengan Pengarah tersebut atau dengan firma di mana beliau merupakan seorang ahlinya, atau dengan sebuah syarikat di mana dia mempunyai kepentingan kewangan utama.

KEPENTINGAN PARA PENGARAH DALAM SAHAM

Menurut Daftar Pegangan Saham Pengarah, butir-butir kepentingan para Pengarah dalam jawatan pada akhir tahun kewangan dalam saham dan opsyen ke atas saham syarikat induk muktamad Syarikat, Sime Darby Berhad, sepanjang tahun yang diliputi oleh Penyata Kewangan adalah seperti berikut:

	Pada 1 Julai 2005 Tarikh Perlantikan Saham/ Opsyen	Diperolehi/ Diluluskan	Dijual/ Dilaksanakan/ Diluputkan	Saham/ Opsyen	Pada 30 Jun 2006/ Tarikh Persaraan Peratus daripada modal saham syarikat
Sime Darby Berhad					
Bilangan saham biasa RM0.50 sesaham)					
Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob	10,000	-	-	10,000	0.0004%
Sekhar Krishnan	60,000	-	-	60,000	0.0025%
Datuk Khatijah binti Ahmad	10,000	-	-	10,000	0.0004%
Sime Darby Berhad					
(Opsyen atas saham biasa RM0.50 sesaham)					
Ir. Jauhari bin Hamidi	60,000	44,000	-	104,000	0.0044%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	232,000	70,000	-	302,000	0.0126%
Sekhar Krishnan	136,000	54,000	-	190,000	0.0079%

Opsyen atas saham syarikat induk muktamad RM0.50 sesaham adalah berkenaan dengan Skim Opsyen Saham Kakitangan Sime Darby yang dilaksanakan pada 10 Disember 2001.

Kuala Lumpur Golf & Country Club Berhad
Kepentingan penyertaan dibenarkan

	Jenis Keahlian
Datuk Khatijah binti Ahmad	Keahlian terhormat

Tiada Pengarah lain yang memegang jawatan pada akhir tahun yang memegang saham Syarikat atau saham, debentur atau kepentingan penyertaan dibenarkan oleh perbadanan-perbadanan atau syarikat-syarikat berkaitannya sepanjang tahun yang dilaporkan.

SYARIKAT INDUK MUKTAMAD

Para Pengarah menganggap Sime Darby Berhad, sebuah syarikat yang diperbadankan di Malaysia, sebagai syarikat induk muktamad.

MAKLUMAT BERKANUN KE ATAS PENYATA-PENYATA KEWANGAN

(a) Sebelum Penyata Pendapatan dan Kunci Kira-Kira Syarikat dan Kumpulan dibuat, para Pengarah telah mengambil langkah yang berpatutan untuk:

  (i) menentukan yang tindakan wajar telah diambil rnengenai penghapusan hutang lapuk dan membuat elaun untuk hutang ragu, dan mereka telah berpuas hati bahawa semua hutang lapuk telah dihapuskan dan elaun yang wajar telah pun dibuat bagi hutang ragu; dan

  (ii) memastikan bahawa sebarang aset semasa, selain daripada hutang, yang tidak berkemungkinan akan direalisasi dalam perjalanan biasa perniagaan, nilainya seperti yang ditunjukkan dalam rekod perakaunan Syarikat dan Kumpulan telah diturunkan kepada amaun yang dijangka ia akan dapat direalisasi.

(b) Pada tarikh Laporan ini, para Pengarah tidak menyedari sebarang keadaan:

  (i) yang mungkin menyebabkan jumlah penghapusan hutang lapuk atau jumlah elaun bagi hutang ragu dalam penyata kewangan Syarikat dan Kumpulan tidak mencukupi pada kadar yang ketara; atau

  (ii) yang mungkin menyebabkan nilai harta semasa dalam penyata kewangan Syarikat dan Kumpulan mengelirukan; atau

  (iii) yang telah timbul dan menyebabkan kepatuhan kepada cara penilaian semasa harta atau tanggungan Syarikat dan Kumpulan mengelirukan atau tidak sesuai.

MAKLUMAT BERKANUN KE ATAS PENYATA-PENYATA KEWANGAN (SAMBUNGAN)

(c) Dalam tempoh antara tarikh akhir tahun dan tarikh Laporan ini:

(i) tiada sebarang cagaran ke atas harta Syarikat dan Kumpulan yang telah timbul yang menjadi sandaran kepada tanggungan pihak-pihak lain; dan

(ii) tiada sebarang tanggungan luar jangka yang telah timbul dalam Syarikat atau Kumpulan melainkan seperti yang dinyatakan di dalam Nota 27 ke atas penyata kewangan.

(d) Pada tarikh Laporan ini, para Pengarah tidak mengetahui adanya sebarang kejadian yang tidak diambilkira dalam Laporan atau penyata kewangan yang mungkin akan menyebabkan sebarang jumlah yang dinyatakan dalam penyata kewangan ini mengelirukan.

(e) Tiada tanggungan luar jangka atau tanggungan lain yang telah dikuatkuasakan atau berkemungkinan akan dikuatkuasakan dalam jangkamasa dua belas bulan selepas akhir tahun kewangan yang pada pendapat para Pengarah, akan atau mungkin akan menjejaskan keupayaan Syarikat atau Kumpulan untuk menepati segala kewajipan masing-masing apabila tiba masanya kelak.

LAIN-LAIN MAKLUMAT BERKANUN

Pada pendapat para Pengarah:

(a) keputusan operasi Syarikat dan Kumpulan sepanjang tahun tersebut telah tidak dipengaruhi secara berkesan oleh apa-apa perkara, urusniaga atau peristiwa utama dan bersifat luarbiasa; dan

(b) tiada perkara, urusniaga atau peristiwa utama dan luarbiasa telah timbul dalam tempoh di antara akhir tahun tersebut sehingga tarikh Laporan ini yang mungkin mempengaruhi secara berkesan keputusan operasi Syarikat dan Kumpulan bagi tahun kewangan Laporan ini dibuat.

JURUAUDIT

Juruaudit, PricewaterhouseCoopers, menyatakan kesanggupan mereka untuk meneruskan menyandang jawatan.

Mematuhi resolusi Lembaga Pengarah bertarikh 25 Ogos 2006

TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN
Pengerusi

IR. JAUHARI BIN HAMIDI
Pengarah Urusan

Subang Jaya
25 Ogos 2006

(a) Asas penyediaan

Penyata kewangan in disediakan di dalam Ringgit Malaysia (RM) mengikut konvensyen kos sejarah melainkan seperti dinyatakan dalam penyenaraian dasar-dasar perakaunan utama ini.

Penyata kewangan Syarikat dan Kumpulan telah disediakan menurut Piawaian Perakaunan Lembaga Piawaian Perakaunan Malaysia ('LPPM') yang diluluskan di Malaysia, yang meliputi Piawaian yang dikeluarkan oleh LPPM dan Piawaian Perakaunan Antarabangsa yang diterima pakai oleh LPPM, serta mematuhi peruntukan Akta Syarikat, 1965.

Piawaian-piawaian perakaunan baru

Sepanjang tahun kewangan ini, LPPM telah mengeluarkan satu set piawaian perakaunan baru yang dikenali sebagai Piawaian Laporan Kewangan ('PLK') untuk dipakai oleh entiti-entiti selain daripada entiti persendirian. Kesemua PLK adalah wajar diterima pakai oleh Kumpulan bermula daripada tahun kewangan yang akan datang kecuali PLK yang berikut yang perlu di terima pakai dalam mengira kombinasi perniagaan di mana tarikh persetujuan jatuh pada atau selepas 1 Januari 2006, dan dalam mengira muhibah dan harta tidak nyata yang timbul hasil darinya:

- PLK No. 3 - Kombinasi Perniagaan
- PLK No. 136 - Penjejasan Harta
- PLK No. 138 - Harta Tidak Nyata

Akibat daripada penerimaan PLK 3, lebihan kos pengambilalihan keatas kos saksama harta-harta, tanggungan-tanggungan dan tanggungan luarjangka yang boleh dikenal pasti yang di perolehi di pegang di dalam kunci kira-kira sebagai muhibah, sementara susutan pula dikreditkan ke penyata pendapatan di dalam tahun pengambilalihan. Muhibah ditaksirkan untuk sebarang penjejasan harta setiap tahun dan sekiranya penjejasan dijangka telah berlaku.

Polisi sedia ada untuk melangsaikan sebarang muhibah dan muhibah negatif ke dalam keuntungan tersimpan akan terus dipakai pada tahap pengambilalihan berkenaan disempurnakan di mana persetujuan telah ditandatangani tetapi masih menanti kesemua syarat-syarat awal dipenuhi pada 31 Disember 2005.

Tiada sebarang pertukaran kepada dasar-dasar perakaunan yang sedia ada berikutan PLK 136 dan PLK 138 diterima pakai.

Piawaian-piawaian tersebut diterimapakai secara prospektif. Sewajar dengan itu, tiada sebarang perubahan dibuat kepada baki keuntungan tersimpan pada awal tahun semasa dan tahun sebelumnya, dan dengan itu, angka-angka perbandingan mungkin tidak boleh dibandingkan. Walaubagaimana pun, perubahan kepada dasar perakaunan ini akibat penerimaan PLK 3 ke atas penyata kewangan ini tidak mempunyai sebarang kesan ke atas keuntungan bersih bagi tahun kewangan ini.

Nota-nota berikut menjelaskan dasar-dasar perakaunan penting Syarikat dan Kumpulan di mana, kecuali dinyatakan sebaliknya, ia adalah sejajar dengan yang diterima pakai pada tahun lepas kecuali bagi menerima pakai Piawaian Laporan Kewangan ('PLK') baru yang tersebut.

(b) Asas penyatuan

Penyata kewangan yang disatukan ini meliputi penyata kewangan Syarikat dan semua syarikat subsidiarinya yang disediakan hingga akhir tahun. Keputusan syarikat-syarikat subsidiari yang dibeli atau dijual dalam tahun tersebut dimasukkan ke dalam penyata pendapatan yang disatukan dari tarikh pembeliannya atau sehingga ke tarikh penjualan. Semua urusniaga, baki dan lebihan dan defisit tidak nyata dari urusniaga-urusniaga dengan atau antara syarikat kumpulan dihapuskan.

Muhibah yang timbul daripada penyatuan merupakan lebihan harga pembelian dari nilai saksama harta dan liabiliti yang boleh dikenal pasti kepunyaan syarikat subsidiari dan syarikat bersekutu yang berkenaan pada tarikh pengambilalihan. Muhibah dihapuskan daripada keuntungan tersimpan pada tahun pengambilalihan atau dipermodal dan dilunaskan pada asas garis lurus, sepanjang dua puluh tahun atau jangka hayat kegunaannya, yang mana lebih singkat.

Kos luaran selain daripada kos menerbitkan saham dan instrumen modal yang lain yang berkaitan secara langsung kepada sesuatu pengambilalihan dikira sebagai sebahagian daripada kos pengambilalihan. Penyata kewangan yang disatukan ini meliputi penyata kewangan Syarikat dan semua subsidiari-subsidiarinya yang disediakan hingga akhir tahun. Keputusan subsidiary-subsidiari yang dibeli atau dijual dalam tahun tersebut dimasukkan ke dalam penyata pendapatan yang disatukan dari tarikh pembeliannya atau sehingga ke tarikh penjualan.

Muhibah/(muhibah negatif) merupakan lebihan/(defisit) harga pembelian di atas nilai saksama harta dan liabiliti yang diperolehi yang boleh dikenal pasti dan dikira dengan cara yang berbeza bergantung kepada tarikh perstujuan pembelian berkenaan.

Pengambilalihan di mana tarikh perjanjian adalah sebelum 1 Januari 2006
Muhibah di langsaikan ke keuntungan tersimpan di dalam tahun pengambilalihan

Pengambilalihan di mana tarikh perjanjian adalah pada atau selepas 1 Januari 2006
Muhibah daripada pengambilalihan dimasukkan ke dalam harta tidak nyata sementara muhibah negatif dikreditkan ke penyata pendapatan di dalam tahun pengambilalihan. Muhibah daripada pengambilalihan sekutu dan entiti kawalan bersama di kira sebagai sebahagian daripada kos pelaburan di dalam sekutu dan entiti kawalan bersama sementara muhibah negatif di campurkan kepada kepada kos tersebut dan dikreditkan ke penyata pendapatan di dalam tahun pengambilalihan.

(b) Asas penyatuan (sambungan)

Muhibah dibahagikan di antara unit-unit penjana tunai dan dinyatakan pada kos tolak kerugian penjejasan terkumpul, jika ada. Ujian penjejasan nilai dibuat setiap tahun dan apabila ada petunjuk penjejasan telah berlaku. Kerugian penjejasan yang telah diiktiraf tidak dibatalkan di dalam tempoh-tempoh berikutnya.

(c) Pelaburan

Pelaburan oleh Syarikat di dalam subsidiari-subsidiari, sekutu-sekutu, entiti-entiti kawalan bersama dan sebarang pelaburan bukan semasa dinyatakan pada kos sejarah tolak kerugian penjejasan nilai terkumpul atau pada penilaian Pengarah-pengarah yang mengiktiraf nilai asas harta ketara bersih pelaburan itu. Kos-kos selain daripada kos mengeluarkan saham dan lain-lain instrumen modal yang diakibatkan secara langsung daripada sesuatu pengambilalihan, dikira sebagai sebahagian daripada kos pelaburan.

Jika wujud sebarang petunjuk bahawa adanya penjejasan nilai harta, jumlah bawaan harta itu akan dinilai dan diturunkan nilai serta -merta kepada jumlah yang boleh diperolehi semula.

Keuntungan dan kerugian akibat dari pelupusan pelaburan, kerugian penjejasan nilai pelaburan pegangan jangka panjang dan sebarang pembatalan pengurangan yang seumpamanya adalah dilaporkan di dalam penyata pendapatan.

(d) Subsidiari subsidiari

Subsidiari ialah sesuatu entiti di mana Kumpulan mempunyai kuasa untuk mengenakan kawalan ke atas dasar-dasar kewangan dan operasinya bagi membolehkannya mendapat manfaat daripada aktiviti-aktiviti yang dijalankan. Pelaburan dalam subsidiary-subsidiari disatukan mengikut kaedah perakaunan pengambilalihan berdasarkan kos sejarah pelaburan tersebut.

Semua urusniaga antara syarikat, baki dan keuntungan yang belum direalisasi hasil daripada urusniaga dengan atau di antara syarikat dalam Kumpulan dibatalkan. Kerugian yang belum direalisasi juga dibatalkan melainkan kos tidak dapat didapatkan semula. Di mana berkenaan, perubahan di buat kepada penyata kewangan subsidiari untuk memastikan dasar perakaunannya konsisten dengan dasar-dasar Kumpulan.

Kepentingan minoriti di dalam kunci kira-kira disatukan terdiri daripada bahagian minoriti dalam harta bersih subsidiari-subsidiari. Kepentingan minoriti dinyatakan secara berasingan.

(e) Sekutu-sekutu

Sekutu ialah sesuatu entiti di mana Kumpulan mempunyai kedudukan untuk menggunakan pengaruh penting. Pengaruh penting ialah kebolehan untuk mengambil bahagian dalam membuat keputusan-keputusan ke atas dasar-dasar kewangan dan operasi, tetapi bukan mengawal dasar-dasar tersebut.

Pelaburan dalam sekutu diambilkira di dalam penyata kewangan disatukan pada kos sejarah mengikut kaedah perakaunan ekuiti. Perakaunan ekuiti melibatkan pengiktirafan di dalam penyata kewangan disatukan meliputi bahagian Kumpulan dalam keuntungan tolak kerugian sekutu-sekutu berdasarkan kepada penyata kewangan terbaru yang telah diaudit atau penyata kewangan pengurusan sekutu-sekutu berkenaan. Dalam kunci kira-kira yang disatukan pula, kepentingan Kumpulan dalam sekutu-sekutu dinyatakan pada kos sejarah dicampur bahagian Kumpulan dalam keuntungan tersimpan dan rizab atau kerugian tersimpan selepas pengambilalihan tolak sebarang premium yang dibayar ke atas pengambilalihan dan sebarang bahagian muhibah Kumpulan dalam penyata kewangan sekutu-sekutu itu sendiri.

Keuntungan atau kerugian tidak direalisasi daripada urusniaga antara Kumpulan dan sekutu-sekutu dihapuskan setakat mana kepentingan Kumpulan dalam sekutu-sekutu tersebut. Kerugian tidak direalisasi juga dihapuskan melainkan kos tidak boleh di dapatkan semula.

(f) Entiti-entiti kawalan bersama

Entiti kawalan bersama adalah perbadanan, perkongsian atau sebarang entiti lain di mana terdapat kontrak persetujuan berkongsi kawalan antara Kumpulan dengan satu atau lebih pihak lain. Kepentingan Kumpulan di dalam entiti kawalan bersama diambilkira dalam penyata kewangan disatukan berasaskan kepada kos sejarah mengikut kaedah perakaunan ekuiti.

Perakaunan ekuiti melibatkan pengiktirafan di dalam penyata kewangan disatukan bahagian Kumpulan dalam keuntungan tolak kerugian entiti-entiti kawalan bersama dalam jangkamasa tersebut. Pelaburan Kumpulan di dalam entiti kawalan bersama dibawa di dalam kunci kira-kira disatukan pada jumlah yang mencerminkan bahagian Kumpulan di dalam harta bersih entiti kawalan bersama.

Keuntungan dan kerugian tidak direalisasi daripada urusniaga antara Kumpulan dan entiti-entiti kawalan bersama dihapuskan setakat mana kepentingan Kumpulan dalam entiti-entiti kawalan bersama. Kerugian tidak direalisasi juga dihapuskan melainkan kos tidak boleh didapatkan semula.

(g) Tanah dipegang untuk pembangunan harta tanah

Tanah dipegang untuk pembangunan harta tanah meliputi tanah di mana belum terdapat sebarang pembangunan dilakukan atau di mana aktiviti pembangunan tidak dijangka akan disiapkan dalam tempoh kitaran operasi biasa. Tanah tersebut diklasifikasikan sebagai harta bukan semasa dan dinyatakan pada kos sejarah pengambilalihan termasuk semua kos berkaitan yang ditanggung selepas pengambilalihan daripada aktiviti yang perlu untuk menyediakan tanah bagi kegunaan yang dikehendaki, tolak sebarang kerugian penjejasan nilai terkumpul.

Jika wujud tanda kemerosotan nilai, jumlah harta tersebut yang dibawa ditaksir dan diturunkan nilainya dengan segera kepada jumlah yang boleh diperolehi semula.

Tanah yang dipegang untuk pembangunan harta tanah dipindahkan kepada kos pembangunan harta tanah dan dimasukkan di bawah harta semasa apabila aktiviti-aktiviti pembangunan yang besar telah bermula dan dijangka akan disiapkan dalam kitaran operasi biasa.

(h) Hartanah, loji dan peralatan

Harta-harta tanah, loji dan peralatan dinyatakan pada kos sejarah ditolak susutnilai terkumpul yang diubahsuai melalui penilaian semula bidang-bidang tanah tertentu yang dianggap sebagai harta-harta tanah, loji dan peralatan tolak susutnilai terkumpul dan kerugian penjejasan nilai terkumpul. Pada tahun 1980, para Pengarah telah membuat penilaian semula ke atas tanah pegangan bebas yang dipegang sebagai hartanah, loji dan peralatan milik Syarikat dan salah sebuah daripada subsidiarinya berdasarkan kepada penilaian profesional bebas menurut asas nilai pasaran terbuka. Para Pengarah telah memakai peruntukan peralihan Piawaian Perakaunan Antarabangsa No. 16 (Semakan), 'Harta tanah, loji dan peralatan', sebagaiman diterima pakai oleh LPPM yang mengizinkan penilaian harta-harta berkenaan tidak dikemaskini. Sejajar dengan itu, harta-harta tersebut masih terus dinyatakan pada jumlah penilaian semula yang sedia ada ditolak susutnilai.

Lebihan yang terhasil daripada penilaian semula dikreditkan ke rizab penilaian semula. Sebarang defisit berikutan penilaian semula dicajkan ke rizab penilaian semula sehingga ke tahap lebihan terdahulu yang terhasil daripada harta yang sama sebelum daripada itu. Di dalam semua keadaan lain, sebarang pengurangan nilai bawaan dicajkan ke penyata oendapatan. Pada pelupusan harta yang telah dinilai semula, jumlah di dalam rizab penilaian semula berhubung dengan harta berkenaan dipindahkan ke keuntungan tersimpan.

Tanah pegangan bebas tidak dilunaskan. Tanah pegangan pajakan dilunaskan mengikut jangkamasa pajakan antara 60 tahun dan 99 tahun. Harta-harta yang masih di dalam pembinaan dinyatakan sebagai modal kerja di dalam perlaksanaan. Susutnilai ke atas harta-harta itu bermula daripada masa ia sedia untuk digunakan. Hartanah, loji dan peralatan lain disusutnilai mengikut asas garis lurus untuk menghapuskan kos setiap harta hingga kepada nilai baki sepanjang anggaran usia bergunanya. Kadar susutnilai utama tahunan ialah:

Bangunan	2%
Jentera, peralatan dan kenderaan	5% hingga 25%

Keuntungan atau kerugian daripada pelupusan tanah dan bangunan yang dipegang sebagai hartanah, loji dan peralatan dimasukkan sebagai perkara luarbiasa.

Jika wujud sebarang petunjuk bahawa terdapat kemerosotan nilai harta, jumlah bawaan harta itu akan ditaksir dan diturunkan nilai serta-merta kepada jumlah yang boleh diperolehi semula.

(i) Cukai Pendapatan

Cukai pendapatan ke atas keuntungan atau kerugian tahunan meliputi cukai semasa dan cukai tertunda.

Perbelanjaan cukai semasa adalah ditentukan mengikut undang-undang cukai di dalam setiap bidang kuasa di mana Kumpulan beroperasi dan meliputi semua cukai berdasarkan keuntungan yang boleh dikenakan cukai untuk tahun semasa, termasuk cukai keuntungan harta tanah kena bayar keatas pelupusan hartanah dan dikira menggunakan kadar cukai yang telah diluluskan di bawah undang-undang pada tarikh kunci kira-kira.

Cukai tertunda diperuntukkan sepenuhnya, menggunakan kaedah tanggungan, ke atas perbezaan sementara yang terhasil antara asas cukai harta dan tanggungan dengan jumlah bawaannya di dalam penyata kewangan. Perbezaan sementara yang utama terhasil daripada penilaian semula tanah pegangan bebas, susutnilai ke atas harta tanah, loji dan peralatan dan perbezaan masa daripada cukai ke atas penerimaan. Harta cukai tertunda diiktiraf kepada tahap di mana keuntungan yang boleh dikenakan cukai mungkin ada di masa akan datang yang boleh melunaskan perbezaan sementara dan kerugian cukai yang belum digunakan boleh dilunaskan. Kadar cukai yang diluluskan di bawah undang-undang pada tarikh kunci kira-kira digunakan bagi menentukan cukai pendapatan tertunda.

Cukai tertunda dikira pada kadar cukai yang dijangka akan digunakan di dalam jangkamasa dimana aset direalisasikan atau liabiliti dilunaskan berdasarkan kadar cukai yang telah diluluskan di bawah undang-undang atau dilaksanakan undang-undang pada tarikh kunci kira-kira.

(i) Cukai Pendapatan (sambungan)

Cukai tertunda diiktiraf di dalam penyata pendapatan, kecuali apabila ia berpunca dari urusniaga yang diiktiraf terus ke dalam rizab, yang mana cukai tertunda juga diiktiraf terus di dalam rizab.

(j) Peruntukan

Peruntukan diiktiraf bila Kumpulan mempunyai kewajipan yang nyata atau boleh dibuktikan akibat daripada peristiwa yang telah berlalu, di mana adalah munasabah yang sumber-sumber perlu dikeluarkan bagi melunaskan tanggungan, dan bila suatu anggaran yang boleh diterima boleh dibuat keatas jumlah sumber itu. Ini merupakan jumlah yang diperuntukkan bagi menampung tanggungan Kumpulan yang timbul daripada penglibatan yang telah dibuat.

(k) Kos pembangunan harta tanah

Kos tanah yang sedang dalam pembangunan, termasuk kos umum kepada keseluruhan projek dan kos pembinaan tolak jumlah yang diiktiraf sebagai perbelanjaan di dalam penyata pendapatan di bawa ke hadapan di dalam kunci kira-kira sebagai kos pembangunan harta tanah. Pendapatan dan perbelanjaan yang diiktiraf di dalam penyata pendapatan ditentukan dengan merujuk kepada peringkat kesiapan aktiviti pembangunan berhubung dengan unit yang tekah dijual. Sebarang kerugian jangkaan daripada projek pembangunan diiktiraf sebagai perbelanjaan dengan serta-merta.

Jika pendapatan yang diiktiraf berhubung pembangunan unit yang telah dijual melebihi pengebilan kepada pembeli, lebihan itu dinyatakan sebagai pengebilan terakru di bawah penerimaan perdagangan dan lain-lain penerimaan di dalam harta semasa. Jika pengebilan kepada pembeli melebihi pendapatan yang diiktiraf berhubung pembangunan unit yang telah dijual, lebihan itu dinyatakan sebagai pengebilan di bawah pembayaran perdagangan dan lain-lain pembayaran di dalam tanggungan semasa.
siap tetapi belum dijual, dipindahkan kepada barangniaga.

Jika perolehan yang diiktiraf dalam penyata pendapatan melebihi jumlah yang dibilkan kepada para pembeli, lebihan itu ditunjukkan sebagai bil terakru di bawah penerimaan lain dalam harta semasa. Jika jumlah yang dibilkan kepada pembeli melebihi perolehan yang diiktiraf di dalam penyata pendapatan, lebihan itu ditunjukkan sebagai jumlah dibilkan tercepat di bawah pembayaran dalam tanggungan semasa.

(l) Barangniaga

Barangniaga merangkumi harta tanah yang telah siap untuk jualan, dinyatakan pada yang mana lebih rendah antara kos sejarah dan nilai realisasi bersih. Kos sejarah meliputi, di mana berkenaan, kos pembelian tanah termasuk semua kos berkaitan yang ditanggung selepas pembelian yang diperlukan untuk menyediakan tanah tersebut untuk kegunaannya yang dikehendaki, kos pembangunan berkaitan keseluruhan projek, kos pembinaan langsung dan kos-kos lain bagi membawa barangniaga ke lokasi dan keadaan terkini.

Nilai realisasi bersih adalah anggaran harga jualan dalam perjalanan perniagaan biasa, tolak kos penyiapan dan perbelanjaan jualan.

(m) Penerimaan perdagangan dan penerimaan lain

Penerimaan perdagangan dan penerimaan lain dibawa pada nilai realisasi jangkaan. Elaun tertentu dibuat untuk hutang yang telah dikenalpasti sebagai lauk atau ragu. Anggaran juga dibuat untuk hutang ragu berdasarkan semakan semua jumlah yang belum dijelaskan pada akhir tahun kewangan. Hutang lapuk dihapuskan sepanjang tahun di mana ia dikenalpasti.

(n) Tunai dan bersamaan tunai

Untuk tujuan penyata aliran tunai, tunai terdiri daripada baki di dalam Akaun Pemajuan Perumahan, tunai dalam tangan, dan baki serta deposit panggilan yang dipegang di bank. Bersamaan tunai ialah pelaburan-pelaburan mudahcair jangka pendek yang boleh ditukarkan dengan mudah menjadi jumlah tunai yang tertentu, tolak pinjaman jangka pendek yang perlu dibayar atas permintaan.

(o) Pengiktirafan pendapatan daripada pembangunan harta tanah

Keuntungan daripada pembangunan hartanah terdiri daripada keuntungan jualan hartanah yang telah siap dan yang belum siap. Keuntungan daripada hartanah belum siap yang dikontrakkan diakru bersesuaian dengan peringkat penyiapannya. Peringkat penyiapan aktiviti pembangunan hartanah diukur berasaskan bahagian kos yang telah ditanggung sehingga ke tarikh tersebut berbanding jumlah anggaran kos bagi seluruh pembangunan hartanah tersebut.

(p) Pengiktirafan pendapatan lain

Pendapatan lain diiktiraf selepas penghantaran barangan atau perlaksanaan perkhidmatan, tolak diskaun, elaun dan cukai-cukai perkhidmatan dan jualan dan selepas penghapusan jualan di dalam Kumpulan.

(p) Pengiktirafan pendapatan lain (sambungan)

Pendapatan faedah daripada institusi kewangan diiktiraf mengikut pengakruannya.

Pendapatan dividen diiktiraf apabila hak untuk menerima dividen telah diakui. Syarikat mengiktiraf dividen pertengahan daripada subsidiari-subsidiari, sekutu-sekutu dan entiti-entiti kawalan bersama apabila pengisytiharannya telah dibuat dan dividen akhir apabila ia telah diluluskan oleh para pemegang saham di dalam mesyuarat agung.

(q) Penjejasan harta

Jumlah nilai bawaan harta-harta Kumpulan dan Syarikat disemak pada setiap tarikh kunci kira-kira untuk menentukan sekiranya berlaku sebarang penjejasan. Jikalau keadaan sedemikian telah berlaku, nilai yang boleh diterima semula bagi harta itu akan dianggarkan. Suatu kerugian akibat penjejasan diiktiraf sekiranya jumlah nilai bawaan sesuatu harta atau unit penjana tunai yang mempunyai harta itu melebihi nilainya yang boleh diterima semula. Kerugian penjejasan diiktirafkan ke penyata pendapatan, melainkan sekiranya harta itu dibawa pada penilaian semula, dimana penjejasan itu akan diiktirafkan ke ekuiti. Sebarang penambahan nilai yang boleh diterima semula diiktiraf di dalam penyata pendapatan kecuali jika ia membatalkan kerugian pejejasan keatas harta yang telah dinilai semula di mana ia akan dibawa ke rizab penilaian semula.

Jumlah boleh diperolehi semula ialah yang mana lebih besar di antara harga jualan bersih harta dan nilai dalam penggunaannya. Dalam menaksir nilai dalam penggunaan harta itu, anggaran aliran tunai masa hadapan akan didiskaunkan kepada nilai masa kini dengan menggunakan kadar diskaun sebelum cukai yang mencerminkan anggaran nilai masa wang terkini oleh pasaran dan risiko yang khas kepada harta itu. Untuk sesuatu harta yang tidak menjana aliran tunai masuk yang bebas, nilai yang boleh diterima semula ditentukan bagi unit penjana tunai yang mempunyai harta itu.

(r) Dividen

Dividen pertengahan ke atas saham biasa diiktiraf sebagai tanggungan apabila diisytiharkan dan dividen akhir apabila ia telah diluluskan oleh pemegang saham di dalam mesyuarat agung.

(s) Instrumen kewangan

(i) Instrumen kewangan yang diiktiraf dalam kunci kira-kira

Kaedah pengiktirafan khusus yang diterima pakai bagi instrumen kewangan yang diiktiraf dalam kunci kira-kira dinyatakan dalam penyata dasar individu yang berkaitan dengan setiap perkara.

(ii) Instrumen kewangan tidak diiktiraf dalam kunci kira-kira

Kumpulan tiada mempunyai sebarang instrumen kewangan yang tidak diiktiraf di dalam kunci kira-kira.

(t) Ganjaran-ganjaran kakitangan

(i) Ganjaran-ganjaran kakitangan untuk jangkamasa pendek

Upah, gaji, cuti tahunan berbayar dan cuti sakit, bonus dan ganjaran bukan wang adalah diakru di dalam jangkamasa di mana perkhidmatan berkaitan diberikan oleh kakitangan Kumpulan.

(ii) Skim persaraan - pelan sumbangan dikenal pasti

Kumpulan menyumbang kepada skim persaraan-plan sumbangan dikenal pasti menurut syarat-syarat dan amalan di dalam negara di mana ia beroperasi. Syarikat Kumpulan yang ditubuhkan di Malaysia menyumbang kepada Kumpulan Wang Simpanan Pekerja, pelan sumbangan dikenal pasti kebangsaan. Sumbangan Kumpulan kepada skim persaraan-plan sumbangan dikenal pasti dimasukkan ke dalam penyata pendapatan di dalam tahun berkaitan. Sebaik sahaja sumbangan dibayar, Kumpulan tidak lagi mempunyai tanggungan pembayaran seterusnya.

(iii) Ganjaran penamatan

Ganjaran penamatan dibayar apabila perkhidmatan kakitangan ditamatkan sebelum tarikh persaraan biasa atau apabila kakitangan menerima perhentian secara sukarela sebagai tukaran dengan ganjaran ini. Kumpulan mengiktirafkan ganjaran penamatan apabila komitmen boleh ditunjukkan kepada, sama ada penamatan perkhidmatan kakitangan sekarang menurut plan rasmi terperinci tanpa kemungkinan penarikan diri atau menyediakan ganjaran penamatan hasil dari tawaran untuk menggalakkan penamatan perkhidmatan secara sukarela. Ganjaran tertangguh lebih dari dua belas bulan selepas tarikh kunci kira-kira dikira dengan mendiskaunkan kepada nilai semasa.

(u) Pajakan operasi

Pajakan di mana sebahagian besar ganjaran dan risiko dalam mempunyai harta terus dengan pemajak adalah dikira sebagai pajakan operasi. Sewaan berhubung pajakan operasi dicajkan ke penyata pendapatan mengikut asas garis lurus sepanjang jangkamasa pajakan.

bagi tahun berakhir 30 Jun 2006

Jumlah dalam RM juta melainkan dinyatakan sebaliknya	Nota	Kumpulan 2006	Kumpulan 2005	Syarikat 2006	Syarikat 2005
HASIL	1	**489.30**	488.63	**144.93**	158.27
Perbelanjaan operasi	2	**(374.80)**	(395.84)	**(3.78)**	(2.84)
Lain-lain pendapatan operasi	3	**4.55**	1.19	-	-
KEUNTUNGAN OPERASI		**119.05**	93.98	**141.15**	155.43
Bahagian keuntungan entiti-entiti kawalan bersama		**5.15**	48.37	-	-
Bahagian keuntungan sekutu-sekutu		**6.47**	5.03	-	-
KEUNTUNGAN SEBELUM FAEDAH		**130.67**	147.38	**141.15**	155.43
Pendapatan faedah	5	**10.37**	7.07	**4.39**	1.53
KEUNTUNGAN SEBELUM CUKAI		**141.04**	154.45	**145.54**	156.96
CUKAI					
Cukai Syarikat dan subsidiari-subsidiari		**(37.98)**	(31.73)	**(34.36)**	(37.31)
Bahagian cukai entiti-entiti kawalan bersama		**(1.40)**	(2.16)	-	-
Bahagian cukai sekutu-sekutu		**(1.23)**	(1.22)	-	-
	6	**(40.61)**	(35.11)	**(34.36)**	(37.31)
KEUNTUNGAN BERSIH BAGI TAHUN		**100.43**	119.34	**111.18**	119.65

		Sen	Sen
PENDAPATAN SESAHAM ASAS	7	**24.8**	29.5
PENDAPATAN SESAHAM ASAS TIDAK TERMASUK PERKARA LUARBIASA	7	**24.8**	20.5
DIVIDEN SESAHAM (KASAR)	8	**21.0**	21.0

Dasar-dasar perakaunan utama yang dibentangkan di mukasurat 108 hingga 112 dan nota-nota di mukasurat 117 hingga 133 hendaklah dibaca sebagai sebahagian daripada penyataan kewangan ini.

pada 30 Jun 2006

Jumlah dalam RM juta melainkan dinyatakan sebaliknya	Nota	Kumpulan 2006	Kumpulan 2005	Syarikat 2006	Syarikat 2005
MODAL SAHAM	9	**404.51**	404.51	**404.51**	404.51
RIZAB		**887.95**	848.68	**622.18**	572.16
DANA PEMEGANG SAHAM		**1,292.46**	1,253.19	**1,026.69**	976.67
TANGGUNGAN BUKAN SEMASA					
Cukai tertunda	10	**6.50**	7.49	**0.51**	0.51
		1,298.96	1,260.68	**1,027.20**	977.18
HARTA SEMASA					
Kos pembangunan harta tanah	11	**436.05**	396.91	**-**	-
Barangniaga	12	**68.23**	71.46	**-**	-
Penerimaan	13	**197.81**	174.83	**0.65**	1.74
Baki bank di bawah Akaun Pemajuan Perumahan	14	**153.10**	224.88	**-**	-
Baki bank, deposit dan wang tunai	15	**239.31**	88.56	**227.59**	70.36
		1,094.50	956.64	**228.24**	72.10
TANGGUNGAN SEMASA					
Pembayaran	16	**264.11**	226.70	**8.14**	8.78
Peruntukan	17	**7.50**	7.50	**-**	-
Cukai semasa		**39.94**	35.48	**0.77**	1.12
		311.55	269.68	**8.91**	9.90
HARTA SEMASA BERSIH		**782.95**	686.96	**219.33**	62.20
HARTA BUKAN SEMASA					
Tanah dipegang untuk pembangunan harta tanah	18	**117.41**	181.60	**-**	-
Sekutu-sekutu	19	**66.10**	66.07	**36.30**	39.90
Entiti-entiti kawalan bersama	20	**252.73**	248.51	**142.86**	142.78
Subsidiari-subsidiari	21	**-**	-	**380.73**	483.83
Harta tanah, loji dan peralatan	22	**79.77**	77.54	**23.60**	24.09
Pinjaman dalam kumpulan	23	**-**	-	**224.38**	224.38
		1,298.96	1,260.68	**1,027.20**	977.18
		RM	**RM**		
HARTA KETARA BERSIH SESAHAM YANG ADA UNTUK PARA PEMEGANG EKUITI SYARIKAT INDUK	7	**3.19**	3.10		

Dasar-dasar perakaunan utama yang dibentangkan di mukasurat 108 hingga 112 dan nota-nota di mukasurat 117 hingga 133 hendaklah dibaca sebagai sebahagian daripada penyataan kewangan ini.

bagi tahun berakhir 30 Jun 2006

Jumlah dalam RM juta melainkan dinyatakan sebaliknya

		Kumpulan				Syarikat			
						Tidak Boleh Dibahagikan		Boleh Dibahagikan	
	Nota	Modal Saham	Premium Saham	Keuntungan Tersimpan	Jumlah	Modal Saham	Premuim Saham	Keuntungan Tersimpan	Jumlah
2006									
Pada 1 Julai 2005		**404.51**	**99.88**	**748.80**	**1,253.19**	**404.51**	**99.88**	**472.28**	**976.67**
Keuntungan bersih bagi tahun		-	-	100.43	100.43	-	-	111.18	111.18
Dividen bagi tahun berakhir:									
- 30 Jun 2005, akhir	**8**	-	-	(40.78)	(40.78)	-	-	(40.78)	(40.78)
- 30 Jun 2006, pertengahan	**8**	-	-	(20.38)	(20.38)	-	-	(20.38)	(20.38)
Pada 30 Jun 2006		**404.51**	**99.88**	**788.07**	**1,292.46**	**404.51**	**99.88**	**522.30**	**1,026.69**
2005									
Pada 1 Julai 2004		404.51	99.88	690.62	1,195.01	404.51	99.88	413.79	918.18
Keuntungan bersih bagi tahun		-	-	119.34	119.34	-	-	119.65	119.65
Dividen bagi tahun berakhir:									
- 30 Jun 2004, akhir	**8**	-	-	(40.78)	(40.78)	-	-	(40.78)	(40.78)
- 30 Jun 2005, pertengahan	**8**	-	-	(20.38)	(20.38)	-	-	(20.38)	(20.38)
Pada 30 Jun 2005		404.51	99.88	748.80	1,253.19	404.51	99.88	472.28	976.67

Syarikat mempunyai kredit cukai yang mencukupi di bawah Seksyen 108 Akta Cukai Pendapatan 1967 untuk membayar cukai ke atas dividen daripada keseluruhan rizab Syarikat yang boleh dibahagikan pada 30 Jun 2006.

Dasar-dasar perakaunan utama yang dibentangkan di mukasurat 108 hingga 112 dan nota-nota di mukasurat 117 hingga 133 hendaklah dibaca sebagai sebahagian daripada penyataan kewangan ini.

bagi tahun berakhir 30 Jun 2006

Jumlah dalam RM juta melainkan dinyatakan sebaliknya	Nota	Kumpulan 2006	Kumpulan 2005	Syarikat 2006	Syarikat 2005
Keuntungan selepas cukai		**100.43**	119.34	**111.18**	119.65
Pelarasan untuk perkara-perkara bukan tunai	24	**21.63**	(15.56)	**(111.74)**	(119.20)
Keuntungan operasi sebelum perubahan modal kerja		**122.06**	103.78	**(0.56)**	0.45
(Pertambahan)/Pengurangan modal kerja					
Penerimaan perdagangan dan lain-lain penerimaan		**(22.98)**	(21.98)	**1.09**	(1.11)
Barangniaga		**3.23**	4.72	**-**	-
Kos pembangunan harta tanah		**(39.14)**	76.42	**-**	-
Pembayaran perdagangan dan lain-lain pembayaran		**37.41**	(15.75)	**(0.26)**	(1.17)
Pindahan daripada hartanah, loji dan peralatan ke perbelanjaan pembangunan hartanah		**-**	26.39	**-**	-
Pindahan daripada/(ke) perbelanjaan pembangunan harta tanah ke/(daripada) tanah yang dipegang untuk pemajuan harta tanah		**67.50**	(21.26)	**-**	-
Tunai bersih dijana daripada/(digunakan di dalam) operasi		**168.08**	152.32	**0.27**	(1.83)
Cukai dibayar		**(34.52)**	(31.53)	**(1.11)**	(0.03)
Cukai dipulangkan		**0.02**	-	**-**	-
Dividen daripada subsidiari-subsidiari		**-**	-	**106.86**	116.97
Dividen daripada sekutu-sekutu		**1.61**	1.66	**1.61**	1.66
Faedah diterima		**10.37**	7.07	**4.39**	1.53
ALIRAN MASUK TUNAI BERSIH DARIPADA AKTIVITI OPERASI		**145.56**	129.52	**112.02**	118.30
ALIRAN (KELUAR)/MASUK TUNAI BERSIH DARIPADA AKTIVITI PELABURAN	25	**(5.43)**	38.70	**106.37**	(23.56)
ALIRAN KELUAR TUNAI BERSIH DARIPADA AKTIVITI PEMBIAYAAN	26	**(61.16)**	(61.16)	**(61.16)**	(61.16)
PERTAMBAHAN BERSIH DALAM TUNAI DAN BERSAMAAN TUNAI		**78.97**	107.06	**157.23**	33.58
Tunai dan bersamaan tunai pada awal tahun		**313.44**	206.38	**70.36**	36.78
TUNAI DAN BERSAMAAN TUNAI PADA AKHIR TAHUN		**392.41**	313.44	**227.59**	70.36
Tunai dan bersamaan tunai pada akhir tahun terdiri daripada:					
Baki bank di bawah Akaun Pemajuan Perumahan	14	**153.10**	224.88	**-**	-
Baki bank, deposit dan wang tunai	15	**239.31**	88.56	**227.59**	70.36
		392.41	313.44	**227.59**	70.36

Dasar-dasar perakaunan utama yang dibentangkan di mukasurat 108 hingga 112 dan nota-nota di mukasurat 117 hingga 133 hendaklah dibaca sebagai sebahagian daripada penyataan kewangan ini.

Jumlah dalam RM juta melainkan dinyatakan sebaliknya

1 HASIL

Hasil bagi Kumpulan merupakan jualan harta tanah dengan harga jualan yang diiktiraf pada kadar yang bersesuaian dengan peringkat kesiapan, jualan harta tanah yang telah siap dibina, pendapatan daripada operasi perladangan, sewa daripada harta-harta tanah, yuran pemaju dan yuran pengurusan projek.

Hasil bagi Syarikat meliputi hasil daripada dividen, pendapatan pelaburan dan pendapatan sewa daripada harta-harta tanah.

	Kumpulan		Syarikat	
	2006	2005	**2006**	2005
Analisa hasil:				
Dividen (kasar) daripada:				
Subsidiari-subsidiari tak tercatat	-	-	**140.04**	153.32
Sekutu-sekutu tak tercatat	-	-	**2.16**	2.16
Pendapatan daripada sewa tanah dan bangunan	**8.44**	8.26	**2.72**	2.78
Pembangunan harta tanah	**461.76**	456.04	-	-
Operasi perladangan	**6.15**	7.51	-	-
Yuran pemaju dan yuran pengurusan projek	**12.51**	15.41	-	-
Lain-lain	**0.44**	1.41	**0.01**	0.01
	489.30	488.63	**144.93**	158.27

2 PERBELANJAAN OPERASI

	Kumpulan	Syarikat		
	2006	2005	**2006**	2005
Perubahan barangniaga siap dan kerja dalam perlaksanaan	**35.86**	52.38	-	-
Kos pembangunan harta tanah	**(343.28)**	(396.78)	-	-
Lain-lain kos langsung ke atas jualan	**(31.14)**	(17.06)	**(1.77)**	(1.63)
Kos kakitangan	**(23.31)**	(19.99)	**(1.19)**	(0.49)
Susutnilai	**(3.12)**	(3.00)	**(0.49)**	(0.50)
Lain-lain perbelanjaan operasi	**(9.81)**	(11.39)	**(0.33)**	(0.22)
	(374.80)	(395.84)	**(3.78)**	(2.84)
Kos kakitangan termasuk:				
Skim persaraan-sumbangan dikenal pasti	**2.71**	2.58	**0.17**	0.14
Jumlah pekerja yang berkhidmat dalam Kumpulan dan Syarikat pada akhir tahun kewangan	**287**	275	**2**	3
Lain-lain perbelanjaan operasi dicaj ke penyata pendapatan termasuk:				
Ganjaran juruaudit:				
Yuran audit berkanun:				
- tahun semasa	**0.10**	0.10	**0.03**	0.02
- peruntukan terkurang bagi tahun-tahun sebelumnya	**0.01**	-	-	-
Lain-lain yuran	**0.06**	0.07	**0.06**	0.01
Ganjaran pengarah:				
Yuran dan lain-lain emolumen Pengarah-pengarah Bukan Eksekutif	**0.42**	0.35	**0.42**	0.35
Yuran dan lain-lain emolumen Pengarah-pengarah Eksekutif	**0.58**	0.88	**0.58**	0.88
Peruntukan hutang lapuk dan ragu	**0.14**	2.10	**0.01**	-
Hutang lapuk dilangsaikan	-	0.21	-	-
Pajakan operasi:				
Sewaan peralatan	**0.12**	0.11	-	-
Tanah dan bangunan	**2.14**	1.78	-	-
Kerugian penjejasan (Nota 4)	-	6.60	-	-

2 PERBELANJAAN OPERASI (SAMBUNGAN)

Peruntukan ganjaran kepada Pengarah Eksekutif

Anggaran nilai kewangan ganjaran yang telah diperuntukkan untuk Pengarah Eksekutif di sepanjang tahun dengan cara penggunaan harta-harta Kumpulan dan Syarikat dan lain-lain ganjaran yang seumpamanya berjumlah RM0.03 juta (2005: RM0.05 juta).

Ganjaran para Pengarah untuk tahun kewangan berakhir 30 Jun 2006 adalah terdiri daripada yang berikut:

	Pengarah Eksekutif		**Pengarah Bukan Eksekutif**	
	2006	2005	**2006**	2005
Yuran	-	-	**0.36**	0.30
Gaji	**0.45**	0.64	-	
Bonus	**0.10**	0.19	-	-
Elaun-elaun	-	-	**0.06**	0.05
Ganjaran berupakan manfaat	**0.03**	0.05	-	-
	0.58	0.88	**0.42**	0.35

Ganjaran yang dibayarkan kepada Pengarah-pengarah, dianalisakan ke dalam gandaan RM50,000 ialah seperti berikut:

	Pengarah Eksekutif		**Pengarah Bukan Eksekutif**	
	2006	2005	**2006**	2005
Sehingga – RM50,000	-	-	**5**	12
RM50,001 – RM100,000	-	-	**5**	-
RM150,001 – RM200,000	-	1	-	-
RM200,001 – RM250,000	-	1	-	-
RM400,001 – RM450,000	-	1	-	-
RM550,001 – RM600,000	**1**	-	-	-

3 LAIN-LAIN PENDAPATAN OPERASI

	Kumpulan		**Syarikat**	
	2006	2005	**2006**	2005
Lain-lain pendapatan operasi termasuk:				
Lebihan daripada pelupusan harta tanah, loji dan peralatan	**0.14**	-	-	-
Denda dikenakan	**0.17**	0.24	-	-
Pendapatan pelbagai	**4.24**	0.95	-	-
	4.55	1.19	-	-

4 PERKARA-PERKARA LUAR BIASA

Pendapatan dan perbelanjaan berikut telah dikira sebagai perkara luar biasa bagi tujuan pengiraan pendapatan sesaham tidak termasuk perkara luar biasa di Nota 7 dan pemberitahuan keputusan segmen di Nota 29.

	Kumpulan		**Syarikat**	
	2006	2005	**2006**	2005
Kerugian penjejasan dikira sebagai sebahagian daripada Perbelanjaan Operasi	-	(6.60)	-	-
Lebihan daripada pelupusan harta tanah, loji dan peralatan operasi perladangan dikira sebagai sebahagian daripada Bahagian Keuntungan Entiti-entiti Kawalan Bersama	-	42.85	-	-
	-	36.25	-	-

Tiada caj cukai ke atas perkara luar biasa dimasukkan di bawah cukai semasa di dalam penyata pendapatan untuk Kumpulan (2005: RM Tiada) dan Syarikat (2005: RM Tiada).

5 PENDAPATAN FAEDAH

Pendapatan faedah adalah dari institusi-institusi kewangan dan sumber-sumber lain termasuk caj penalti ke atas kelewatan pembayaran oleh pembeli.

6 CUKAI

	Kumpulan		Syarikat	
	2006	2005	**2006**	2005
Di Malaysia:				
Cukai yang dikenakan untuk tahun ini meliputi:				
Cukai semasa	**(40.21)**	(29.73)	**(34.36)**	(37.31)
Pembatalan/(pengasasan) cukai tertunda (Nota 10)	**0.99**	(5.37)	**-**	-
	(39.22)	(35.10)	**(34.36)**	(37.31)
Peruntukan terkurang berhubung tahun-tahun sebelumnya:				
Cukai semasa	**(1.39)**	(0.01)	**-**	-
	(40.61)	(35.11)	**(34.36)**	(37.31)

Penyelarasan cukai

Cukai pendapatan tempatan dikira dengan mengenakan kadar 28% (2005: 28%) di bawah undang-undang Malaysia kepada anggaran keuntungan yang kena cukai untuk tahun ini. Cukai ke atas keuntungan sebelum cukai Kumpulan dan Syarikat berbeza daripada jumlah yang patutnya terhasil pada teori dengan menggunakan kadar cukai negara Malaysia seperti berikut:

	Kumpulan		Syarikat	
	2006	2005	**2006**	2005
Keuntungan sebelum cukai	**141.04**	154.45	**145.54**	156.96
Cukai dikira pada kadar 28% (2005: 28%)	**39.49**	43.25	**40.75**	43.95
Kesan ke atas cukai akibat daripada:				
Kerugian dibawa kehadapan	**-**	(0.03)	**-**	-
Pendapatan yang tidak dikenakan cukai pendapatan	**(1.19)**	(12.38)	**(6.39)**	(6.86)
Perbelanjaan yang tidak diberi kelepasan cukai	**0.49**	2.88	**-**	0.08
Lebihan susutnilai berbanding elaun modal	**0.42**	0.39	**-**	0.14
Kerugian cukai semasa tidak diiktiraf	**0.01**	0.99	**-**	-
Kurangan peruntukan cukai semasa berhubung tahun sebelumnya	**1.39**	0.01	**-**	-
Caj cukai yang membentuk cukai untuk tahun bagi Kumpulan dan Syarikat	**40.61**	35.11	**34.36**	37.31
Kadar efektif purata cukai	**29%**	23%	**24%**	24%

7 PENDAPATAN DAN HARTA KETARA BERSIH SESAHAM YANG ADA UNTUK PARA PEMEGANG EKUITI BIASA SYARIKAT INDUK

Pendapatan sesaham dikira berasaskan keuntungan bersih Kumpulan sebanyak RM100.43 juta (2005: RM119.34 juta) setelah dibahagi dengan bilangan purata saham Syarikat dalam terbitan sepanjang tahun sebanyak 404.51 juta saham (2005: 404.51 juta saham).

Pendapatan sesaham tidak termasuk perkara luar biasa dikira berdasarkan keuntungan bersih Kumpulan tidak termasuk perkara luar biasa sebanyak RM100.43 juta (2005: RM83.09 juta) setelah dibahagi dengan bilangan purata saham Syarikat dalam terbitan sepanjang tahun sebanyak 404.51 juta saham (2005: 404.51 juta saham).

Harta ketara bersih sesaham yang ada untuk para pemegang ekuiti biasa syarikat induk dikira berasaskan harta ketara bersih Kumpulan sejumlah RM1,292.46 juta (2005: RM1,253.19 juta) dibahagi dengan bilangan purata saham Syarikat dalam terbitan sepanjang tahun sebanyak 404.51 juta saham (2005: 404.51 juta saham).

8 DIVIDEN – SELEPAS CUKAI MALAYSIA 28% (2005: 28%)

	Kumpulan	
	2006	2005
Dividen berhubung dengan tahun berakhir 30 Jun 2005 telah dibayar pada 9 Disember 2005:		
- Cadangan dividen biasa akhir 14.0 sen kasar sesaham biasa ditolak cukai Malaysia sebanyak 28% (2005: 14.0 sen kasar sesaham biasa ditolak cukai Malaysia sebanyak 28% berhubung dengan tahun berakhir 30 Jun 2004 telah dibayar pada 3 Disember 2004)	**(40.78)**	(40.78)
Dividen berhubung dengan tahun berakhir 30 Jun 2006 telah dibayar pada 5 Mei 2006:		
- Dividen pertengahan biasa of 7.0 sen kasar sesaham biasa ditolak cukai Malaysia sebanyak 28% (2005: 7.0 sen kasar sesaham biasa ditolak cukai Malaysia sebanyak 28% berhubung dengan tahun berakhir 30 Jun 2005 telah dibayar pada 6 Mei 2005)	**(20.38)**	(20.38)
	(61.16)	(61.16)

Di mesyuarat agung tahunan akan datang pada 19 Oktober 2006, dividen akhir kasar berhubung dengan tahun berakhir 30 Jun 2006 iaitu 14.0 sen sesaham tolak cukai Malaysia 28% (2005: 14.0 sen sesaham tolak cukai Malaysia 28%) berjumlah RM40.78 juta (2005: RM40.78 juta) akan dicadangkan untuk diluluskan oleh pemegang saham. Penyata-penyata kewangan ini tidak mengambil kira dividen akhir ini yang akan diakrukan sebagai tanggungan pada tahun berakhir 30 Jun 2007 setelah diluluskan oleh para pemegang saham.

9 MODAL SAHAM – KUMPULAN DAN SYARIKAT

	2006	2005
Dibenarkan:		
500 juta (2005: 500 juta) saham biasa RM1.00 setiap satu	**500.00**	500.00
Diterbitkan dan dibayar penuh:		
Pada 1 Julai / 30 Jun: 404.51 juta (2005: 404.51 juta) saham biasa RM 1.00 setiap satu	**404.51**	404.51

Tiada sebarang perubahan kepada modal saham dibenarkan dan kepada modal saham diterbitkan dan dibayar penuh sepanjang tahun ini.

10 CUKAI TERTUNDA

Jumlah berikut, ditentukan selepas pengurangan sewajarnya, ditunjukkan dalam kunci kira-kira:

	Kumpulan		Company	
	2006	2005	2006	2005
Tanggungan cukai tertunda	**(6.50)**	(7.49)	**(0.51)**	(0.51)

Perubahan berkaitan cukai tertunda bagi tahun adalah seperti berikut:

Pada 1 Julai	**(7.49)**	(2.12)	**(0.51)**	(0.51)
Dikredit/(Dicaj) kepada penyata pendapatan (Nota 6)	**0.99**	(5.37)	**-**	-
Pada 30 Jun	**(6.50)**	(7.49)	**(0.51)**	(0.51)

10 CUKAI TERTUNDA (SAMBUNGAN)

Komponen dan perubahan dalam tanggungan dan harta cukai tertunda bagi tahun (sebelum pengurangan baki) merangkumi yang berikut:

Kumpulan	Elaun modal tercepat	Penilaian semula tanah pegangan bebas	Lain-lain	Jumlah
Tanggungan cukai tertunda 2006				
Pada 1 Julai 2005	(0.66)	(1.63)	(5.20)	(7.49)
Dikredit kepada penyata pendapatan	-	-	0.99	0.99
Pada 30 Jun 2006	**(0.66)**	**(1.63)**	**(4.21)**	**(6.50)**

Harta cukai tertunda 2005	Kerugian Cukai	Kerugian yang belum direalisasikan	Lain-lain	Jumlah
Pada 1 Julai 2004	-	-	3.41	3.41
Dicaj kepada penyata pendapatan	-	-	(3.41)	(3.41)
Pada 30 Jun 2005	-	-	-	-

Tanggungan cukai tertunda 2005	Elaun modal tercepat	Penilaian semula tanah pegangan bebas	Lain-lain	Jumlah
Pada 1 Julai 2004	(1.00)	(1.63)	(2.90)	(5.53)
Dikredit/(Dicaj) kepada penyata pendapatan	0.34	-	(2.30)	(1.96)
Pada 30 Jun 2005	(0.66)	(1.63)	(5.20)	(7.49)

Syarikat

Tanggungan cukai tertunda 2006	Elaun modal tercepat	Lain-lain	Jumlah
Pada 1 Julai 2005 dan 30 Jun 2006	**(0.41)**	**(0.10)**	**(0.51)**

Tanggungan cukai tertunda 2005	Elaun modal tercepat	Lain-lain	Jumlah
Pada 1 Julai 2004 dan 30 Jun 2005	(0.41)	(0.10)	(0.51)

	Kumpulan		Syarikat	
	2006	2005	**2006**	2005
Cukai tertunda yang tidak diperuntukkan dalam penyata-penyata kewangan:				
Elaun modal yang tidak digunakan	**1.61**	3.51	**2.01**	2.13

11 KOS PEMBANGUNAN HARTA TANAH

	Kumpulan	
	2006	2005
Kos pembangunan harta tanah pada 1 Julai:		
Tanah pegangan bebas	**135.67**	183.01
Kos-kos pembangunan	**261.24**	290.32
	396.91	473.33
Kos-kos yang di alami dalam tahun:		
Tanah pegangan bebas	**-**	-
Kos-kos pembangunan	**315.21**	315.54
Kos diiktiraf ke penyata pendapatan:	**(343.28)**	(396.78)
Pindahan daripada harta tanah, loji dan peralatan	**-**	26.39
Pindahan daripada/(kepada) tanah dipegang untuk pembangunan harta tanah	**67.50**	(21.26)
Pindahan kepada barangniaga	**(0.29)**	(0.31)
Kos pembangunan harta tanah pada 30 Jun:	**436.05**	396.91
Kos pembangunan harta tanah pada 30 Jun terdiri daripada:		
Tanah pegangan bebas	**194.15**	135.67
Kos-kos pembangunan	**241.90**	261.24
	436.05	396.91

Tanah milik bebas adalah bebas daripada sebarang bebanan.

12 BARANGNIAGA

	Kumpulan	
	2006	2005
Harta tanah siap:		
Pada kos	**60.91**	63.70
Pada nilai tercapai bersih	**7.32**	7.76
	68.23	71.46

13 PENERIMAAN

	Kumpulan		Syarikat	
	2006	2005	**2006**	2005
Penerimaan perdagangan, tolak elaun hutang ragu RM8.33 juta (2005: RM8.45 juta) untuk Kumpulan	**141.56**	78.45	**-**	-
Jumlah perlu dibayar oleh syarikat-syarikat berkaitan	**2.85**	12.30	**-**	-
Lain-lain penerimaan, tolak elaun hutang ragu RM1.13 juta (2005: RM0.87 juta) untuk Kumpulan	**3.30**	6.99	**0.55**	1.64
Bayaran berperingkat terakru berhubung kos pembangunan harta tanah	**47.70**	74.80	**-**	-
Deposit	**2.13**	2.09	**0.06**	0.06
Pra-bayaran	**0.27**	0.20	**0.04**	0.04
	197.81	174.83	**0.65**	1.74

Semua penerimaan adalah di dalam Ringgit Malaysia. Tempoh kredit bagi penerimaan perdagangan dan jumlah yang dihutang oleh pelanggan adalah daripada bayaran tiada kredit hingga 90 hari (2005: Tiada kredit hingga 90 hari). Tumpuan risiko kredit berkaitan penerimaan perdagangan dan jumlah dihutang oleh pelanggan adalah terhad kerana bilangan pelanggan Kumpulan yang banyak dan penggunaan pembiayaan akhir yang meluas bagi membiayai pembelian hartanah. Pengalaman masa lepas Kumpulan dalam pungutan akaun penerimaan adalah di dalam peruntukan yang tercatat. Disebabkan oleh faktor-faktor ini, pengurusan percaya bahawa tiada risiko kredit tambahan melebihi jumlah yang disediakan untuk kerugian kutipan yang sedia ada dalam penerimaan perdagangan Kumpulan.

14 BAKI BANK DI BAWAH AKAUN PEMBANGUNAN PERUMAHAN - KUMPULAN

Semua baki bank adalah di dalam Ringgit Malaysia. Baki bank di bawah Akaun Pemajuan Perumahan adalah penerimaan-penerimaan daripada pembeli-pembeli perumahan tolak pembayaran atau pengeluaran yang diperuntukkan di bawah Akta Pemajuan Perumahan (Kawalan dan Pelesenan) 1966 dan di pegang oleh bank pada permintaan. Kadar efektif faedah purata ke atas baki bank di bawah Akaun Pemajuan Perumahan Kumpulan sepanjang tahun ialah 2.0% setahun (2005: 2.0% setahun).

15 BAKI BANK, DEPOSIT DAN WANG TUNAI

	Kumpulan		**Syarikat**	
	2006	2005	**2006**	2005
Deposit dengan bank berlesen	**227.60**	74.46	**226.60**	69.46
Tunai di bank dan dalam tangan	**11.71**	14.10	**0.99**	0.90
	239.31	88.56	**227.59**	70.36

Semua baki bank, deposit dan wang tunai adalah di dalam Ringgit Malaysia. Deposit Kumpulan dan Syarikat mempunyai tempoh matang daripada 1 hari hingga 30 hari (2005: 1 hari hingga 30 hari). Baki bank merupakan deposit dipegang atas permintaan dengan bank. Purata kadar faedah deposit Kumpulan dan Syarikat yang berkuatkuasa bagi tahun ialah 2.75% setahun (2005: 2.5% setahun).

16 PEMBAYARAN

	Kumpulan		**Syarikat**	
	2006	2005	**2006**	2005
Pembayaran perdagangan	**163.32**	161.15	**0.22**	0.22
Bayaran berperingkat berhubung kos pembangunan harta tanah	**2.89**	3.67	**-**	-
Jumlah perlu dibayar kepada syarikat induk	**1.14**	0.13	**0.02**	0.18
Jumlah perlu dibayar kepada syarikat-syarikat berkaitan lain	**41.39**	24.43	**0.03**	0.27
Lain-lain pembayaran	**37.73**	17.93	**5.23**	4.91
Pengakruan	**17.64**	19.39	**2.64**	3.20
	264.11	226.70	**8.14**	8.78

Semua pembayaran adalah dalam Ringgit Malaysia. Tempoh kredit pembayaran perdagangan berbeza-beza daripada 14 hari sehingga 60 hari (2005: 14 hari hingga 60 hari).

Jumlah yang perlu dibayar kepada syarikat induk dan jumlah-jumlah yang perlu dibayar kepada syarikat-syarikat yang berkaitan adalah tidak bercagaran dan tanpa faedah dengan tempoh pembayaran yang tidak ditetapkan.

17 PERUNTUKAN

	Kumpulan	
	2006	2005
Pada 1 Julai dan pada 30 Jun	**7.50**	7.50

Peruntukan terdiri daripada jumlah yang disediakan untuk kerja-kerja pembersihan dan pembuangan mendakan daripada perparitan di keliling UEP Subang Jaya dan untuk jaminan berhubung dengan rumah-rumah yang bermasalah.

18 TANAH DIPEGANG UNTUK PEMBANGUNAN HARTA TANAH

	Kumpulan	
	2006	2005
Kos		
Pada 1 Julai	**186.20**	164.94
Tambahan	**3.31**	-
Pindahan (kepada)/daripada kos pembangunan harta tanah	**(67.50)**	21.26
Pada 30 Jun	**122.01**	186.20
Kerugian penjejasan terkumpul		
Pada 1 Julai	**(4.60)**	-
Kerugian penjejasan yang diiktiraf di dalam tahun	-	(4.60)
Pada 30 Jun	**(4.60)**	(4.60)
Jumlah bawaan pada 30 Jun	**117.41**	181.60

19 SEKUTU-SEKUTU

	Kumpulan		Syarikat	
	2006	2005	**2006**	2005
Saham tak tercatat, pada kos	**36.30**	39.90	**36.30**	39.90
Bahagian Kumpulan dalam rizab lepas pembelian	**29.80**	26.17	-	-
	66.10	66.07	**36.30**	39.90

Kepentingan ekuiti Kumpulan dalam sekutu-sekutu, aktiviti utama dan negara di mana sekutu-sekutu tersebut diperbadankan dinyatakan di muka surat 34.

20 ENTITI-ENTITI KAWALAN BERSAMA

	Kumpulan		Syarikat	
	2006	2005	**2006**	2005
Pelaburan tak tercatat, pada kos	**0.99**	0.59	**0.59**	0.59
Bahagian Kumpulan dalam rizab lepas pembelian	**109.47**	105.73	-	-
Jumlah terhutang oleh entiti-entiti kawalan bersama	**142.27**	142.19	**142.27**	142.19
	252.73	248.51	**142.86**	142.78

Jumlah terhutang oleh entiti-entiti kawalan bersama adalah tidak bercagaran, bebas daripada faedah, tiada tempoh bayaran balik yang tetap dan tidak perlu dibayar balik dalam tempoh dua belas bulan daripada tarikh kunci kira-kira.

Kepentingan ekuiti Kumpulan dalam entiti-entiti kawalan bersama, aktiviti utama dan negara di mana entiti-entiti tersebut diperbadankan dinyatakan di mukasurat 34.

Kumpulan mempunyai kepentingan 50% di dalam setiap satu daripada tiga entiti kawalan bersama: Prominent Acres Sdn Bhd, sebuah syarikat pelaburan harta tanah, pembangunan dan perladangan; Sime UEP Centre Sdn Bhd, sebuah syarikat pelaburan dan pembangunan harta tanah dan Sime Properties International Pte Ltd, sebuah syarikat pelaburan harta tanah dan pengurusan.

20 ENTITI-ENTITI KAWALAN BERSAMA (SAMBUNGAN)

Dalam tahun ini Kumpulan memperolehi kepentingan 40% di dalam sebuah lagi entiti kawalan bersama, Sime UEP Brunsfield Properties Sdn Bhd, sebuah syarikat syarikat pelaburan dan pembangunan harta tanah. Pada 28hb Mac 2006, Sime UEP Development Sdn Bhd telah memeterai satu perjanjian dengan Sime Darby Property Development Sdn Bhd dan Brunsfield Subang Jaya Sdn Bhd untuk memperbadankan Sime UEP Brunsfield Properties Sdn Bhd dan pembelian kepentingan 40% kawalan ekuiti di dalam nya dengan memperolehi 400,000 unit saham biasa bernilai RM1 dengan bayaran tunai RM400,000.

Perolehan tersebut memberi kesan yang berikut ke atas kedudukan kewangan Kumpulan pada akhir tahun tersebut:

	2006
Harta semasa	**2.11**
Tanggungan semasa	**(1.73)**
Bahagian harta ketara bersih dalam Sime UEP Brunsfield Properties Sdn Bhd	**0.38**

Perolehan tersebut memberi kesan berikut ke atas keputusan kewangan Kumpulan bagi tahun ini:

	2006
Kerugian sebelum cukai	**(0.05)**
Cukai	-
Kerugian selepas cukai	**(0.05)**
Bahagian Kumpulan dalam kerugian Sime UEP Brunsfield Properties Sdn Bhd	**(0.02)**

Jumlah-jumlah berikut merupakan bahagian Kumpulan dalam harta dan tanggungan dan perolehan dan perbelanjaan entiti-entiti kawalan bersama yang telah dimasukkan ke dalam kunci kira-kira dan penyata pendapatan yang disatukan dengan kaedah perakaunan ekuiti:

	Kumpulan	
	2006	2005
Harta semasa	**42.11**	39.47
Tanggungan semasa	**(6.75)**	(7.12)
Tanah dipegang untuk pembangunan harta tanah	**215.92**	214.71
Jumlah perlu dibayar kepada pemegang saham	**(142.27)**	(142.19)
Harta tanah, loji dan peralatan	**1.45**	1.45
Bahagian harta bersih entiti-entiti kawalan bersama	**110.46**	106.32
Perolehan	**3.65**	10.98
Keuntungan sebelum cukai	**5.15**	48.37
Cukai	**(1.40)**	(2.16)
Keuntungan selepas cukai	**3.75**	46.21

Tiada penglibatan modal dan tanggungan luarjangka berhubung kepentingan Kumpulan dalam entiti-entiti kawalan bersama.

21 SUBSIDIARI-SUBSIDIARI

	Kumpulan	
Saham tak tercatat:	**2006**	2005
Pada kos	**29.94**	29.94
Pada penilaian Pengarah-pengarah	**51.48**	51.48
	81.42	81.42
Jumlah terhutang oleh subsidiari-subsidiari	**299.31**	402.41
	380.73	483.83

Kepentingan ekuiti Kumpulan dalam subsidiari-subsidiari, aktiviti utama dan negara di mana subsidiari-subsidiari tersebut diperbadankan dinyatakan di mukasurat 34. Jumlah terhutang oleh subsidiari-subsidiari adalah tidak bercagaran, bebas dari faedah, tiada tempoh bayaran balik yang tetap dan tidak perlu dibayar balik dalam tempoh dua belas bulan dari tarikh kunci kira-kira.

Dalam tahun 1980, para Pengarah membuat penilaian semula ke atas pelaburan Syarikat dalam salah sebuah subsidiarinya berasaskan kepada harta bersih subsidiari tersebut selepas diambilkira penilaian semula harta tanah pegangan bebas subsidiari tersebut yang dipegang sebagai harta tanah, loji dan peralatan.

22 HARTA TANAH, LOJI DAN PERALATAN

Kumpulan	Milik bebas	Tanah: Pegang pajak jangka panjang	Tanah: Pegang pajak jangka pendek	Bangunan	Jentera, peralatan & kenderaan	Kerja dalam perlaksaan	Jumlah
2006							
Kos/Penilaian							
Nilai buku bersih pada awal tahun	**42.93**	**3.78**	**0.05**	**23.71**	**6.70**	**0.37**	**77.54**
Tambahan	**1.58**	-	-	-	**2.50**	**1.30**	**5.38**
Pelupusan*	-	-	-	-	***(0.00)**	-	***(0.00)**
Hapuskira	-	-	-	-	**(0.03)**	-	**(0.03)**
Pengklasan semula	-	-	-	-	**0.25**	**(0.25)**	-
Susutnilai dikenakan	-	**(0.04)**	***(0.00)**	**(0.60)**	**(2.48)**	-	**(3.12)**
Nilai buku bersih pada akhir tahun	**44.51**	**3.74**	**0.05**	**23.11**	**6.94**	**1.42**	**79.77**
Kos	**4.53**	**4.59**	**0.08**	**30.00**	**17.15**	**1.42**	**57.77**
Penilaian	**39.98**	-	-	-	-	-	**39.98**
Susutnilai terkumpul	-	**(0.85)**	**(0.03)**	**(4.89)**	**(10.21)**	-	**(15.98)**
Kerugian penjejasan terkumpul	-	-	-	**(2.00)**	-	-	**(2.00)**
Nilai buku bersih pada akhir tahun	**44.51**	**3.74**	**0.05**	**23.11**	**6.94**	**1.42**	**79.77**
2005							
Kos/Penilaian							
Nilai buku bersih pada awal tahun	43.23	3.82	0.06	52.46	7.73	-	107.30
Tambahan	0.02	-	-	-	1.70	0.37	2.09
Pelupusan	-	-	-	-	(0.46)	-	(0.46)
Pindahan ke kos pembangunan harta tanah	(0.32)	-	-	(26.00)	(0.07)	-	(26.39)
Kerugian penjejasan	-	-	-	(2.00)	-	-	(2.00)
Susutnilai dikenakan	-	(0.04)	(0.01)	(0.75)	(2.20)	-	(3.00)
Nilai buku bersih pada akhir tahun	42.93	3.78	0.05	23.71	6.70	0.37	77.54
Kos	2.95	4.59	0.08	29.99	15.64	0.37	53.62
Penilaian	39.98	-	-	-	-	-	39.98
Susutnilai terkumpul	-	(0.81)	(0.03)	(4.28)	(8.94)	-	(14.06)
Kerugian penjejasan terkumpul	-	-	-	(2.00)	-	-	(2.00)
Nilai buku bersih pada akhir tahun	42.93	3.78	0.05	23.71	6.70	0.37	77.54

* Amaun-amaun ini masing-masing berjumlah kurang daripada RM0.01 juta.

22 HARTA TANAH, LOJI DAN PERALATAN (SAMBUNGAN)

		Tanah				
Syarikat	**Milik bebas**	**Pegang pajak jangka panjang**	**Pegang pajak jangka pendek**	**Bangunan**	**Jentera, peralatan & kenderaan**	**Jumlah**
2006						
Kos/Penilaian						
Nilai buku bersih pada awal tahun	**2.45**	**3.77**	**0.04**	**17.66**	**0.17**	**24.09**
Susutnilai dikenakan	**-**	**(0.04)**	***(0.00)**	**(0.42)**	**(0.03)**	**(0.49)**
Nilai buku bersih pada akhir tahun	**2.45**	**3.73**	**0.04**	**17.24**	**0.14**	**23.60**
Kos	**0.40**	**4.59**	**0.08**	**21.20**	**0.40**	**26.67**
Penilaian	**2.05**	**-**	**-**	**-**	**-**	**2.05**
Susutnilai terkumpul	**-**	**(0.86)**	**(0.04)**	**(3.96)**	**(0.26)**	**(5.12)**
Nilai buku bersih pada akhir tahun	**2.45**	**3.73**	**0.04**	**17.24**	**0.14**	**23.60**
2005						
Kos/Penilaian						
Nilai buku bersih pada awal tahun	2.45	3.82	0.05	18.08	0.19	24.59
Susutnilai dikenakan	-	(0.05)	(0.01)	(0.42)	(0.02)	(0.50)
Nilai buku bersih pada akhir tahun	2.45	3.77	0.04	17.66	0.17	24.09
Kos	0.40	4.59	0.08	21.20	0.40	26.67
Penilaian	2.05	-	-	-	-	2.05
Susutnilai terkumpul	-	(0.82)	(0.04)	(3.54)	(0.23)	(4.63)
Nilai buku bersih pada akhir tahun	2.45	3.77	0.04	17.66	0.17	24.09

*- Caj susutnilai adalah kurang daripada RM0.01 juta

Pada tahun 1980, para Pengarah telah membuat penilaian semula ke atas tanah pegangan milik bebas yang dipegang sebagai harta tanah, loji dan peralatan kepunyaan Syarikat dan salah sebuah subsidiarinya berdasarkan kepada penilaian profesional bebas menurut asas nilai pasaran terbuka.

Para Pengarah telah memakai peruntukan peralihan Piawaian Perakaunan Antarabangsa No.16 (Semakan), 'Hartanah, Loji dan Peralatan', sebagaimana diterima oleh LPPM yang mengizinkan penilaian harta-harta berkenaan tidak dikemaskini. Sejajar dengan itu, harta-harta ini masih terus dinyatakan pada jumlah penilaian semula sedia ada tolak susutnilai.

Kos sejarah tanah pegangan milik bebas yang masih dibawa pada penilaian oleh Syarikat ialah RM0.03 juta (2005: RM0.03 juta) dan oleh Kumpulan ialah RM0.70 juta (2005: RM0.70 juta). Nilai buku bersih bagi tanah pegangan milik bebas yang masih dibawa pada penilaian semula jika harta tersebut dibawa pada kos sejarah tolak susutnilai terkumpul ialah RM0.03 juta oleh syarikat (2005: RM0.03 juta) dan oleh Kumpulan ialah RM0.70 juta (2005: RM0.70 juta).

23 PINJAMAN DALAM KUMPULAN – SYARIKAT

Jumlah pinjaman oleh syarikat-syarikat subsidiari adalah tidak bercagaran, tanpa faedah, tiada tempoh bayaran balik yang tetap dan tidak perlu dibayar balik dalam tempoh dua belas bulan dari tarikh kunci kira-kira.

24 PELARASAN PERKARA-PERKARA BUKAN TUNAI

	Kumpulan		Syarikat	
	2006	2005	**2006**	2005
Bahagian keuntungan sekutu-sekutu	**(6.47)**	(5.03)	-	-
Bahagian keuntungan entiti-entiti kawalan bersama	**(5.15)**	(48.37)	-	-
Susutnilai	**3.12**	3.00	**0.49**	0.50
Kerugian penjejasan	-	6.60	-	-
Pendapatan faedah	**(10.37)**	(7.07)	**(4.39)**	(1.53)
Keuntungan daripada pelupusan harta tanah, loji dan peralatan	**(0.14)**	-	-	-
Dividen daripada subsidiari-subsidiari dan sekutu-sekutu	-	-	**(142.20)**	(155.48)
Hapuskira harta tanah, loji dan peralatan	**0.03**	-	-	-
Cukai	**40.61**	35.11	**34.36**	37.31
Lain-lain	-	0.20	-	-
	21.63	(15.56)	**(111.74)**	(119.20)

25 ALIRAN (KELUAR)/MASUK TUNAI BERSIH DARIPADA AKTIVITI PELABURAN

	Kumpulan		Syarikat	
	2006	2005	**2006**	2005
Pembelian harta tanah, loji dan peralatan	**(5.38)**	(2.09)	-	-
Tambahan kepada tanah yang dipegang untuk pemajuan harta tanah	**(3.31)**	-	-	-
Kutipan bersih daripada pelupusan harta tanah, loji dan peralatan	**0.14**	0.46	-	-
Pembelian pelaburan di dalam entiti kawalan bersama	**(0.40)**	-	-	-
Pengurangan/(penambahan) amaun dihutang oleh subsidiari-subsidiari	-	-	**102.26**	(63.90)
Pemulangan modal oleh sekutu-sekutu	**3.60**	5.40	**3.60**	5.40
(Peminjaman kepada)/pembayaran daripada entiti kawalan bersama	**(0.08)**	34.93	**0.51**	34.94
	(5.43)	38.70	**106.37**	(23.56)

26 ALIRAN KELUAR TUNAI BERSIH DARIPADA AKTIVITI PEMBIAYAAN

	Kumpulan		Syarikat	
	2006	2005	**2006**	2005
Dividen dibayar kepada para pemegang saham	**(61.16)**	(61.16)	**(61.16)**	(61.16)

27 TANGGUNGAN LUARJANGKA

Pada 3 Disember 2003, 30 Disember 2004 dan 11 Januari 2005, taksiran tambahan cukai pendapatan berjumlah RM61.65 juta telah dikeluarkan oleh Ketua Pengarah Hasil Dalam Negeri ('KPHDN') kepada Sime UEP Heights Sdn. Bhd., Sime UEP Homes Sdn. Bhd. and Sime UEP Industrial Park Sdn. Bhd., subsidiari-subsidiari milik penuh kepunyaan Syarikat, berhubung dengan Tahun Taksiran 1997 dan kepada Prominent Acres Sdn Bhd, sebuah entiti kawalan bersama di dalam Kumpulan, berhubung dengan Tahun Taksiran 1998. Cukai tambahan ini telah ditaksir ke atas keuntungan yang dinyatakan di dalam tahun taksiran berkenaan berpunca daripada pengambilan tanah secara paksa oleh kerajaan. Pada 2 Januari 2004 dan 28 Januari 2005, Kumpulan telah membuat bantahan kepada KPHDN terhadap taksiran tambahan ini disusuli dengan pemfailan untuk memohon keputusan penghakiman di atas perselisihan pendapat ini. Walaubagaimana pun, pada 22 September 2005, Kumpulan telah menerima pengesahan bahawa KPHDN membatalkan satu taksiran tambahan untuk RM18.53 juta, dengan itu mengurangkan jumlah taksiran tambahan kepada RM 43.12 juta. Kumpulan menafikan sebarang tanggungan, jika ada, terhadap RM43.12 juta tersebut yang kini bergantung kepada keputusan penghakiman itu. Kumpulan berpendapat bahawa keuntungan tersebut tidak tertakluk di bawah Cukai Pendapatan dan sebaliknya adalah di bawah Akta Cukai Keuntungan Hartanah, 1976. Selaras dengan itu, Kumpulan membantah tanggungan terhadap cukai pendapatan tambahan tersebut yang kini dituntut oleh KPHDN.

28 PENGLIBATAN MODAL

	Kumpulan	
	2006	2005
Dikontrakkan tetapi tidak diakrukan dalam penyata kewangan	**0.16**	0.70

29 MAKLUMAT SEGMEN

Aktiviti utama Kumpulan adalah pelaburan dan pembangunan harta tanah. Operasi-operasi lain Kumpulan yang utama yang terdiri daripada perladangan tidak mempunyai saiz yang cukup besar untuk dilaporkan secara berasingan. Aktiviti-aktiviti Kumpulan semuanya dijalankan di dalam Malaysia.

	2006			2005		
Bagi tahun	**Hartanah**	**Lain-lain**	**Jumlah Kumpulan**	Hartanah	Lain-lain	Jumlah Kumpulan
Perolehan luaran	**483.15**	**6.15**	**489.30**	481.12	7.51	488.63
Keputusan						
Keuntungan operasi tidak termasuk perkara luar biasa	**116.07**	**2.98**	**119.05**	99.33	1.25	100.58
Perkara luar biasa (Nota 4)	-	-	-	(6.60)	-	(6.60)
Keuntungan operasi	**116.07**	**2.98**	**119.05**	92.73	1.25	93.98
Bahagian keuntungan sekutu-sekutu dan entiti-entiti kawalan bersama	**10.67**	**0.95**	**11.62**	51.64	1.76	53.40
Pendapatan faedah	**10.37**	-	**10.37**	7.07	-	7.07
Keuntungan daripada aktiviti biasa sebelum cukai	**137.11**	**3.93**	**141.04**	151.44	3.01	154.45
Cukai			**(40.61)**			(35.11)
Keuntungan bersih bagi tahun			**100.43**			119.34
Pada akhir tahun						
Maklumat lain						
Harta segmen	**1,173.77**	**117.91**	**1,291.68**	1,097.81	117.97	1,215.78
Bahagian harta bersih sekutu-sekutu dan entiti-entiti kawalan bersama	**182.05**	**136.78**	**318.83**	170.96	143.62	314.58
Jumlah harta	**1,355.82**	**254.69**	**1,610.51**	1,268.77	261.59	1,530.36
Tanggungan segmen	**271.39**	**0.22**	**271.61**	234.25	0.01	234.26
Tanggungan tidak dibahagikan	-	-	**46.44**	-	-	42.97
Jumlah tanggungan	**271.39**	**0.22**	**318.05**	234.25	0.01	277.23
Perbelanjaan modal	**5.38**	-	**5.38**	2.09	-	2.09
Susutnilai	**3.12**	-	**3.12**	3.00	-	3.00

Pembahagian keputusan, harta dan tanggungan Kumpulan kepada bahagian segmen aktiviti telah ditentukan melalui pengenalan langsung harta dan pusat pendapatan/kos.

Harta segmen terdiri daripada harta tanah, loji dan peralatan, tanah yang dipegang untuk pembangunan harta tanah, kos pembangunan harta tanah, dan perbelanjaan, barangniaga, penerimaan, deposit bank, baki di bank dan tunai dalam tangan.

Tanggungan segmen terdiri daripada tanggungan operasi tidak termasuk cukai.

Perbelanjaan modal terdiri daripada tambahan kepada hartanah, loji dan peralatan.

30 URUSNIAGA PENTING PIHAK BERKAITAN

Jumlah amaun bagi setiap kategori urusniaga berulang pihak berkaitan yang dimeterai oleh Kumpulan adalah seperti berikut

		Kumpulan	
		2006	2005
Urusniaga dengan Sime Darby Berhad dan subsidiari-subsidiarinya yang tidak tersenarai serta pihak berkaitan			
Kategori urusniaga pihak berkaitan yang berulang	**Pihak berkaitan**		
Penyediaan perkhidmatan perniagaan termasuk khidmat pengurusan pembangunan hartanah dan projek	Sime Pilmoor Development Sdn Bhd Prominent Acres Sdn Bhd	**61.52**	54.26
Penyediaan perkhidmatan perniagaan meliputi khidmat pengurusan, latihan, audit dalaman, rawatan perubatan, agensi kembara, lanskap, pembrokeran insurans, komputer, perisian, dan perkhidmatan perniagaan yang lain	Sime Darby Berhad Consolidated Plantations Bhd Sime Alexander Forbes Insurance Brokers Sdn Bhd Sime Gardentech Sdn Bhd Kuala Lumpur Golf & Country Club Berhad Stableford Development Sdn Bhd Sime Darby Systems Sdn Bhd Sime Darby Travel Sdn Bhd Sime Holidays Sdn Bhd Sime Darby Marketing Sdn Bhd Sime Darby Land Sdn Bhd Constant Skyline Sdn Bhd CPB Properties Sdn Bhd Prominent Acres Sdn Bhd Subang Jaya Medical Centre Sdn Bhd	**4.19**	2.26
Pembelian kenderaan bermotor dan khidmat penyenggaraan kenderaan bermotor	Sime Darby Motor Sdn Bhd Hyumal Trading Sdn Bhd	**0.44**	-
Pembelian kenderaan bermotor dan khidmat penyenggaraan kenderaan bermotor	Tractors Malaysia (1982) Sdn Bhd Ford Concessionaires Sdn Bhd Land Rover (Malaysia) Sdn Bhd	**0.59**	1.08
Pendapatan sewa hartanah dan tributes	Puchong Quarry Sdn Bhd Subang Jaya Medical Centre Sdn Bhd	**0.86**	0.74
Jualan hasil keluaran ladang	Consolidated Plantations Bhd	**6.15**	10.18
Pembelian produk dan hasil keluaran meliputi bahan binaan, peralatan dan produk seumpamanya.	Sime Coatings Sdn Bhd Sime Inax Sdn Bhd The China Engineers (M) Sdn Bhd Puchong Quarry Sdn Bhd	-	0.09
		73.75	68.61
Urusniaga dengan Sime Engineering Services Berhad dan subsidiari-subsidiarinya yang tidak tersenarai serta pihak berkaitan			
Perkhidmatan perniagaan	Chubb Malaysia Sdn Bhd Mecomb Malaysia Sdn Bhd SimeTech (M) Sdn Bhd Sime Darby Systems Sdn Bhd Sime Engineering Services Berhad	**0.60**	0.25
Pendapatan sewa hartanah	Malaysia – China Hydro Sdn Bhd	-	0.05
		0.60	0.30

30 URUSNIAGA PENTING PIHAK BERKAITAN (SAMBUNGAN)

Urusniaga dengan SIRIM Berhad dan syarikat subsidiarinya yang tidak tersenarai

		Kumpulan	
Kategori urusniaga pihak berkaitan yang berulang	**Pihak berkaitan**	**2006**	2005
Perkhidmatan perniagaan	SIRIM QAS International Sdn Bhd	**0.01**	0.02

Urusniaga dengan Fadlullah and Associates Consulting Engineers dan syarikat subsidiarinya yang tidak tersenarai

		Kumpulan
		2006
Engineering and consultancy services	Fadlullah and Associates Consulting Engineers	**0.86**

Urusniaga dan baki penting yang lain dengan pihak berkaitan oleh Kumpulan dan Syarikat dijelaskan dalam Nota-nota 1, 13, 16, 20, 21 dan 23. Semua urusniaga dengan pihak-pihak berkaitan adalah dilaksanakan dengan jarak lengan.

Kumpulan menganggap Sime Darby Berhad dan syarikat-syarikat subsidiarinya yang tidak tersenarai, Sime Darby Land Sdn Bhd, Subang Jaya Medical Centre Sdn Bhd dan SIRIM Berhad sebagai berkaitan dengannya berikutan dari yang berikut:

1. Sime Darby Berhad adalah pemegang saham utama dalam Syarikat, dalam Tractors Malaysia Holdings Berhad dan dalam Sime Engineering Services Berhad.
2. Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid adalah Pengarah dalam Syarikat, dalam Sime Engineering Services Berhad dan dalam Sime Darby Berhad dan beliau juga memegang opsyen ke atas saham dalam Sime Darby Berhad.
3. Sekhar Krishnan adalah Pengarah dalam Syarikat dan dalam Sime Engineering Services Berhad dan beliau juga memegang saham serta opsyen ke atas saham dalam Sime Darby Berhad.
4. SIRIM Berhad adalah pemegang saham utama dalam SST Integrated Technologies Sdn Bhd, sebuah subsidiari Sime Darby Berhad.

Kumpulan menganggap Fadlullah and Associates Consulting Engineers sebagai berkaitan dengan Kumpulan bermula daripada 26 Oktober 2005 berikutan perlantikan Dato' Mohamed Sulaiman ke Lembaga Pengarah Sime Darby Berhad, syarikat induk muktamad Kumpulan pada 26 Oktober 2005 dan beliau adalah abang kepada salah seorang rakan dalam Fadlullah and Associates Consulting Engineers yang menjadi jurutera runding kepada Kumpulan berhubung dengan pemajuannya.

Tractors Malaysia Holdings berhad telah berhenti daripada menjadi sebuah syarikat tersenarai pada 24 Februari 2006 setelah menjadi sebuah subsidiari milik penuh Sime Darby Berhad. Sejajar dengan itu, semua urusniaga dengan subsidiari Tractors Malaysia Holdings Berhad dikira sebagai sebahagian daripada urusniaga dengan Sime Darby Berhad dan subsidiarinya yang tidak tersenarai.

Maklumat lanjut mengenai kepentingan para Pengarah dalam saham Syarikat, syarikat induk muktamad, Sime Darby Berhad dan syarikat-syarikat subsidiarinya sepanjang tahun yang diliputi oleh Penyata Kewangan ini dijelaskan di dalam Laporan Para Pengarah di muka surat 106.

Tiada sebarang kontrak penting yang wujud pada 30 Jun 2006 atau, jika tidak wujud pada tarikh itu, yang dimeteri semenjak akhir tahun kewangan yang lepas oleh Syarikat atau subsidiari-subsidiarinya yang melibatkan kepentingan para Pengarah atau pemegang saham utama.

31 PERISTIWA SELEPAS TARIKH KUNCI KIRA-KIRA

Pada 11 julai 2006, sepucuk 'Writ of Summons' telah diserahkan oleh sebuah pihak ketiga ('pihak yang membuat tuntutan') kepada Puchong Quarry Sdn Bhd ('PQSB'), sebuah sekutu di mana Kumpulan mempunyai kepentingan ekuiti 30%.

Di dalam Penyata Tuntutan tersebut, pihak yang membuat tuntutan menuduh bahawa PQSB telah dengan tanpa izin menggali dan mengambil granit daripada tanah kepunyaan pihak yang membuat tuntutan dan kini menuntut RM47 juta dan lain-lain gantirugi. PQSB dan peguamnya masih dalam proses mencari dan mengumpul maklumat berkaitan tuntutan tersebut dan oleh itu, buat masa kini tidak dapat memastikan tanggungan, jika ada. PQSB pada masa berkenaan menjalankan aktiviti kuari di atas tanah bersebelahan dan telah menamatkan operasi pada Ogos 2004.

32 INSTRUMEN KEWANGAN

A) Objektif dan dasar pengurusan risiko kewangan

Aktiviti-aktiviti Kumpulan mendedahkannya kepada pelbagai risiko kewangan, termasuk risiko kadar faedah, risiko pasaran, risiko kredit, risiko kecairan dan aliran tunai. Objektif pengurusan risiko kewangan keseluruhan Kumpulan adalah untuk memastikan supaya Kumpulan memberi nilai kepada pelaburan para pemegang sahamnya. Pengurusan risiko kewangan dilaksanakan melalui kajian risiko, sistem kawalan dalaman, program-program insurans dan pematuhan terhadap dasar pengurusan risiko kewangan Kumpulan. Lembaga Pengarah kerap mengkaji risiko-risiko tersebut dan meluluskan dasar-dasar yang meliputi pengurusan risiko-risiko berkenaan. Kumpulan tidak menjalankan perniagaan instrumen kewangan.

Risiko kadar faedah
Pendapatan dan aliran tunai Kumpulan sebahagian besarnya tidak terjejas oleh perubahan dalam kadar faedah pasaran.

Risiko kredit
Kumpulan tidak menghadapi risiko kredit yang ketara kerana produk-produknya dijual kebanyakannya kepada bilangan pelanggan yang ramai yang menggunakan pembiayaan daripada pembiaya yang berwibawa.

Risiko kecairan dan aliran tunai
Pengurusan risiko kecairan yang berhemat bermakna mengekalkan wang tunai dan lain-lain instrumen kewangan mudah cair yang mencukupi dan ketersediaan pembiayaan melalui amaun kemudahan kredit dijanjikan yang mencukupi.

Instrumen kewangan derivatif
Kumpulan tidak melabur di dalam mana-mana instrumen kewangan derivatif.

B) Anggaran nilai saksama untuk kegunaan pendedahan

Kaedah dan andaian berikut digunakan untuk menganggarkan nilai saksama setiap kelas instrumen kewangan yang mana adalah munasabah untuk dianggar nilainya:

Instrumen kewangan jangka pendek
Nilai bawaan, tolak sebarang anggaran pelarasan kredit, untuk harta dan tanggungan kewangan dengan tempoh kematangan kurang daripada setahun diandaikan menghampiri nilai saksamanya.

33 KELULUSAN PENYATA KEWANGAN

Penyata kewangan ini telah diluluskan untuk penerbitan mengikut resolusi Lembaga Pengarah pada 25 Ogos 2006.

Kami, TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN dan Ir. JAUHARI BIN HAMIDI, dua orang daripada Pengarah-pengarah SIME UEP PROPERTIES BERHAD, dengan ini memaklumkan bahawa, pada pendapat Pengarah-pengarah, penyata kewangan yang dibentangkan di muka surat 108 hingga 133 telah disusun supaya menunjukkan gambaran yang benar dan saksama mengenai kedudukan Kumpulan dan Syarikat pada 30 Jun 2006 dan keputusan operasi serta aliran tunai Kumpulan dan Syarikat bagi tahun yang berakhir pada tarikh tersebut dan menurut piawaian-piawaian perakaunan LPPM diluluskan yang sewajarnya di Malaysia dan peruntukan Akta Syarikat, 1965.

Mematuhi resolusi Lembaga Pengarah bertarikh 25 Ogos 2006

TAN SRI DATO' HAMAD KAMA PIAH BIN CHE OTHMAN
Pengerusi

Ir. JAUHARI BIN HAMIDI
Pengarah Urusan

Subang Jaya
25 Ogos 2006

AKUAN BERKANUN

Saya, KHOR KOK CHAI, sebagai pegawai utama yang bertanggungjawab terhadap pengurusan kewangan SIME UEP PROPERTIES BERHAD, dengan sesungguhnya dan sebenarnya mengaku bahawa penyata yang dibentangkan di muka surat 108 hingga 133, pada pendapat saya, adalah betul dan saya membuat akuan ini sesungguhnya dengan penuh kepercayaan akan kebenarannya dan menurut peruntukan Akta Akuan Berkanun 1960.

KHOR KOK CHAI
Ketua Pegawai Kewangan

DITANDATANGANI DAN DIAKUI DENGAN SESUNGGUHNYA oleh penama di atas, KHOR KOK CHAI di Subang Jaya, Malaysia pada 25 Ogos 2006.

PESURUHJAYA SUMPAH
No.B 083
CHOY YEE CHEONG
P.J.N.
MALAYSIA

No.49A, 1st Floor,
Jalan USJ 10/1F,
47620 UEP Subang Jaya,
Selangor Darul Ehsan.

CHOY YEE CHEONG
Pesuruhjaya Sumpah (No. B083)
Subang Jaya

Kami telah mengaudit penyata kewangan yang dibentangkan di mukasurat 108 hingga 133. Penyata kewangan tersebut adalah tanggungjawab para Pengarah Syarikat. Tanggungjawab kami adalah untuk menyatakan pendapat, berdasarkan audit kami, ke atas penyata kewangan tersebut, dan melaporkan pendapat kami kepada ahli-ahli sekalian, sebagai satu badan, selaras dengan peruntukan Seksyen 174 Akta Syarikat, 1965 dan bukan untuk sebarang tujuan yang lain. Kami tidak akan bertanggungjawab kepada mana-mana pihak lain untuk kandungan laporan ini.

Kami telah melaksanakan audit kami menurut piawaian pengauditan yang diluluskan di Malaysia. Piawaian-piawaian tersebut memerlukan kami merancang dan rnelaksanakan audit untuk memperolehi keyakinan yang munasabah mengenai sama ada penyata kewangan tersebut bebas daripada kenyataan-kenyataan salah nyata yang ketara. Sesuatu audit merangkumi pemeriksaan, berdasarkan ujian, bukti-bukti yang menyokong amaun-amaun dan pendedahan di dalam penyata kewangan. Sesuatu audit juga meliputi penilaian terhadap prinsip-prinsip perakaunan yang digunakan dan anggaran-anggaran perakaunan penting yang dibuat oleh para Pengarah, serta penilaian ke atas pembentangan penyata kewangan secara keseluruhan. Kami percaya bahawa audit yang kami laksanakan memberikan asas yang munasabah untuk pendapat kami.

Pada pendapat kami:

(a) penyata kewangan tersebut telah disediakan selaras dengan peruntukan-peruntukan Akta Syarikat, 1965 dan piawaian perakaunan diluluskan MASB di Malaysia untuk memberikan gambaran yang benar dan saksama mengenai:

   (i) perkara-perkara yang dikehendaki oleh Seksyen 169 Akta Syarikat, 1965 yang perlu diambikira dalam penyata kewangan; dan

   (ii) kedudukan kewangan Kumpulan dan Syarikat pada 30 Jun 2006 dan keputusan serta aliran tunai Kumpulan dan Syarikat untuk tahun kewangan berakhir pada tarikh tersebut; dan

(b) rekod perakaunan dan rekod-rekod lain, serta daftar-daftar yang wajib disimpan dibawah Akta oleh Syarikat dan subsidiari-subsidiarinya telah disimpan dengan sempurna, selaras dengan peruntukan-peruntukan Akta tersebut.

Kami berpuas hati bahawa penyata kewangan subsidiari-subsidiari yang telah disatukan dengan penyata kewangan Syarikat adalah dalam bentuk dan kandungan yang bersesuaian dan teratur untuk tujuan penyediaan penyata kewangan yang disatukan dan kami telah menerima maklumat yang memuaskan dan keterangan-keterangan yang diperlukan untuk tujuan tersebut.

Laporan-laporan juruaudit ke atas penyata kewangan subsidiari-subsidiari yang telah disatukan tidak tertakiuk kepada sebarang pengecualian dan tidak mengandungi sebarang teguran di bawah seksyen 174(3) Akta tersebut.

PRICEWATERHOUSECOOPERS
(No. AF - 1146)
Akauntan Berkanun

JAYARAJAN A/L U. RATHINASAMY
[No. 2059/06/08 (J)]
Rakan dalam firma

Kuala Lumpur
25 Ogos 2006

Ini adalah teriemahan Bahasa Malaysia untuk penyata kewangan Sime UEP Properties Berhad yang telah diaudit, yang pada asalnya telah disediakan dalam Bahasa Inggeris. Terjemahan ini telah dibuat untuk membolehkan ahli-ahli Sime UEP Properties Berhad yang fasih dalam Bahasa Malaysia untuk memahami sepenuhnya penyata kewangan berkenaan. Para pembaca dinasihatkan supaya merujuk kepada versi Bahasa Inggeris untuk penyata kewangan dan pendapat juruaudit yang telah disahkan.


SEKOLAH KEBANGSAAN
DATO' ONN JAAFAR

Malaysia's first Sekolah Wawasan, USJ 15, UEP Subang Jaya

Additional Information for Shareholders
Maklumat Tambahan untuk Pemegang-Pemegang Saham

30 Largest Shareholders As Per The Register Of Members And The Record Of Depositors As At 25 August 2006
30 Pemegang Saham Yang Terbesar Mengikut Daftar Pemegang Saham Dan Rekod Pendeposit Pada 25 Ogos 2006

	Name of Shareholders Nama Pemegang Saham	No. of Shares Held Jumlah Saham Dipegang	% of Issued Capital % Modal Diterbitkan
1	SIME DARBY BERHAD	206,927,280	51.15
2	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD QUALIFIER: SKIM AMANAH SAHAM BUMIPUTERA	93,795,420	23.19
3	EMPLOYEES PROVIDENT FUND BOARD	31,943,900	7.90
4	PERMODALAN NASIONAL BERHAD	19,889,330	4.92
5	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD QUALIFIER: AMANAH SAHAM MALAYSIA	13,200,000	3.26
6	MALAYSIA NOMINEES (TEMPATAN) SENDIRIAN BERHAD QUALIFIER:GREAT EASTERN LIFE ASSURANCE (MALAYSIA) BERHAD (PAR 1)	8,170,900	2.02
7	VALUECAP SDN BHD	7,363,000	1.82
8	LEMBAGA TABUNG HAJI	3,546,400	0.88
9	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD QUALIFIER: SEKIM AMANAH SAHAM NASIONAL	1,861,000	0.46
10	MALAYSIA NOMINEES (TEMPATAN) SENDIRIAN BERHAD QUALIFIER: GREAT EASTERN LIFE ASSURANCE (MALAYSIA) BERHAD (NON PAR 1)	1,554,100	0.38
11	HSBC NOMINEES (ASING) SDN BHD QUALIFIER: EXEMPT AN FOR BNP PARIBAS SECURITIES SERVICES (CONVERT IN USD)	1,052,500	0.26
12	HSBC NOMINEES (ASING) SDN BHD QUALIFIER: HSBC-FS FOR ABERDEEN MALAYSIA EQUITY FUND	845,000	0.21
13	HSBC NOMINEES (ASING) SDN BHD QUALIFIER: EXEMPT AN FOR JPMORGAN CHASE BANK, NATIONAL ASSOCIATION (NORGES BANK)	728,300	0.18
14	HDM NOMINEES (TEMPATAN) SDN BHD QUALIFIER: PLEDGED SECURITIES ACCOUNT FOR CURAHAN CEKAL SDN BHD (M10)	713,000	0.18
15	ALIRAN GAGASAN (M) SDN BHD	690,000	0.17
16	MCIS ZURICH INSURANCE BERHAD	659,100	0.16
17	ASIA LIFE (M) BERHAD QUALIFIER: AS BENEFICIAL OWNER (PF)	651,100	0.16
18	SHAW BROTHERS (JOHORE) SDN BHD	589,800	0.15
19	PERTUBUHAN KESELAMATAN SOSIAL	570,000	0.14
20	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD QUALIFIER: AMANAH SAHAM NASIONAL 2	503,900	0.12
21	ECM LIBRA SECURITIES NOMINEES (TEMPATAN) SDN.BHD. QUALIFIER: PETROLIAM NASIONAL BERHAD	460,000	0.11
22	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD QUALIFIER: AMANAH SAHAM WAWASAN 2020	303,000	0.07
23	HDM NOMINEES (TEMPATAN) SDN BHD QUALIFIER: UOB KAY HIAN PTE LTD FOR RAGAMO SDN BHD	247,500	0.06
24	MENTERI KEWANGAN MALAYSIA QUALIFIER: SECTION 29 (SICDA)	247,409	0.06
25	MALAYSIA NOMINEES (TEMPATAN) SENDIRIAN BERHAD QUALIFIER: GREAT EASTERN LIFE ASSURANCE (MALAYSIA) BERHAD (PAR 2)	243,000	0.06
26	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD QUALIFIER: AMANAH SAHAM NASIONAL 3 IMBANG	203,300	0.05
27	MOHAMED BIN HJ MD SAID	200,000	0.05
28	BANK KERJASAMA RAKYAT MALAYSIA BERHAD	176,900	0.04
29	ECM LIBRA SECURITIES NOMINEES (TEMPATAN) SDN.BHD. QUALIFIER: PETROLEUM RESEARCH FUND	171,000	0.04
30	BANK KERJASAMA RAKYAT MALAYSIA BERHAD QUALIFIER: AS BENEFICIAL OWNER	160,000	0.04
	TOTAL ISSUED SHARES	397,666,139	98.31

Substantial Shareholders As Per The Register Of Substantial Shareholders As At 25 August 2006
Pemegang Saham Yang Utama Mengikut Daftar Pemegang Saham Utama Pada 25 Ogos 2006

Name of Shareholders Nama Pemegang Saham	No. of Shares Held Jumlah saham Dipegang	% of Issued Capital % Modal Diterbitkan
1. SIME DARBY BERHAD	206,927,280	51.15
2. AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD SKIM AMANAH SAHAM BUMIPUTERA	93,795,420	23.19
3. EMPLOYEES PROVIDENT FUND BOARD	31,943,900	7.90

ANALYSIS OF SHARE CAPITAL
ANALISIS MODAL SAHAM

Authorised share capital/Modal saham dibenarkan	RM500,000,000
Issued share capital/Modal saham terbitan	RM404,514,000
Type of share/Jenis saham	
- Ordinary share of RM1.00 each/Saham biasa berharga RM1.00 sesaham	RM404,514,000

Voting right Hak mengundi	1 vote per ordinary share 1 undi setiap saham biasa

ANALYSIS OF ORDINARY SHARES AS AT 25 AUGUST 2006
ANALISIS SAHAM BIASA PADA 25 OGOS 2006

SIZE OF HOLDINGS
SAIZ PEGANGAN

Size of Holdings Saiz Pegangan	No. of Shareholders Jumlah Pemegang Saham	% of Shareholders % Pemegang Saham	Total of Share Held Jumlah Saham Dipegang	% of Issued Capital % Modal Diterbitkan
1 - 99	65	3.86	2,464	0.00
100 - 1000	710	42.11	519,462	0.13
1,001 -10,000	786	46.62	2,694,714	0.66
10,001 - 100,000	84	4.98	2,254,321	0.56
100,001 to less than 5% of the issued shares 100,001 hingga kurang daripada 5% saham terbitan	38	2.25	66,376,439	16.41
5% and above of issued shares 5% dan lebih dari saham terbitan	3	0.18	332,666,600	82.24
Total Jumlah	1,686	100.00	404,514,000	100.00

CATEGORY OF SHAREHOLDERS
KATEGORI PEMEGANG SAHAM

Classification of Shareholders Pengkelasan Pemegang Saham	No. of Shareholders Jumlah Pemegang Saham	% of Shareholders % Pemegang Saham	Total of Shares Held Jumlah Saham Dipegang	% of Issued Capital % Modal Diterbitkan
Sime Darby Group Company Syarikat Kumpulan Sime Darby	1	0.06	206,927,280	51.15
Individual Individu-individu	1,413	83.81	3,659,867	0.91
Bank Bank-bank	7	0.42	63,330,830	15.65
Investment Trust Pertubuhan-pertubuhan Pelaburan	0	0.00	0	0.00
Industrial & Commercial Companies Syarikat-syarikat Perdagangan & Perindustrian	99	5.87	4,974,126	1.23
Government Agencies/Institutions Agensi Kerajaan Institusi	5	0.30	261,984	0.07
Nominees Companies Syarikat-syarikat Nomini	161	9.55	125,359,913	30.99
Total Jumlah	1,686	100.00	404,514,000	100.00

Directors' Interest As Per The Register of Directors' Shareholdings
Kepentingan Pengarah Mengikut Daftar Pegangan Saham Pengarah

Name of Director Nama Pengarah	No. of Shares Held Bil. Saham Dipegang	% of Issued Capital % Modal Diterbitkan
In the holding company, Sime Darby Berhad Dalam syarikat induk, Sime Darby Berhad		
Ordinary shares of RM0.50 each Saham biasa bernilai RM0.50 sesaham		
Sekhar Krishnan	60,000	*
Tan Sri Wan Abdul Rahman bin Hj Wan Yaacob	10,000	*
Datuk Khatijah binti Ahmad	10,000	*
Options over shares Opsyen ke atas saham		
Ir. Jauhari bin Hamidi	104,000	
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	302,000	
Sekhar Krishnan	190,000	

Kuala Lumpur Golf & Country Club Berhad

Participatory interest made available Kepentingan penyertaan dibenarkan	Type of Membership Jenis Keahlian
Datuk Khatijah binti Ahmad	Honorary Kehormat

*less than 0.01% kurang daripada 0.01%

Save as disclosed above, none of the other Directors of the Company has any interest, direct or indirect, in shares in the Company or shares in, debentures of or participatory interest made available by a related corporation.
Kecuali seperti yang dinyatakan di atas, tiada seorang pun Pengarah Syarikat lain yang mempunyai kepentingan, secara langsung atau tidak langsung dalam saham Syarikat mahupun saham, debenture atau kepentingan penyertaan yang disediakan oleh perbadanan berkaitan.

The major properties held by the Company and subsidiaries at 30 June 2006 are as follow:
Harta tanah utama yang dipegang oleh Syarikat dan syarikat-syarikat subsidiarinya pada 30 Jun 2006 adalah seperti berikut:

Location And Year Of Acquisition Lokasi Dan Tahun Pembelian	Hectares Hektar	Tenure Hakmilik	Land Use Kegunaan	Age of Building Umur Bangunan	Net Book Value Nilai Buku Bersih RM million RM juta
SELANGOR DARUL EHSAN Mukim of Damansara, District of Petaling					
1. SS15, Subang Jaya* 1964	0.21	Freehold Pegangan Bebas	Eight and half-storey office building Bangunan pejabat lapan setengah tingkat	9 years tahun	17.45
2. Subang Jaya* 1964	0.47	Freehold Pegangan Bebas	Land held for township development Tanah yang dipegang untuk pembangunan bandar		1.52
3. Subang Jaya 1964	29.38	Leasehold (due for expiry) 2087 Pegangpajak (tamat tempoh pada) 2087	Parkland Taman rekreasi		3.74
4. Subang Jaya* 1964	14.24	Freehold Pegangan Bebas	Land held for township development Tanah yang dipegang untuk pembangunan bandar		36.87
5. Subang Jaya* 1964	0.69	Freehold Pegangan Bebas	Land held for township development Tanah yang dipegang untuk pembangunan bandar		2.22
6. UEP Subang Jaya 1990	0.72	Freehold Pegangan Bebas	Multi-storey car park building Bangunan letak kereta bertingkat	8 years tahun	4.83
7. UEP Subang Jaya 1990	0.36	Freehold Pegangan Bebas	Multi-storey car park building Bangunan letak kereta bertingkat	8 years tahun	3.41
8. UEP Subang Jaya (Stage VI) 1990	3.65	Freehold Pegangan Bebas	Land held for township development Tanah yang dipegang untuk pembangunan bandar		3.87
9. Taman Perindustrian UEP Subang Jaya 1990	11.02	Freehold Pegangan Bebas	Property Development in progress Pembangunan harta tanah sedang dijalankan		8.53
10. Taman Perindustrian UEP Subang Jaya 1990	29.47	Freehold Pegangan Bebas	Land held for township development Tanah yang dipegang untuk pembangunan bandar		18.63

* In 1980, the Directors revalued these pieces of freehold land held by the Company and one of its subsidiary companies as property, plant and equipment based on independent professional valuation on an open market value basis.

* Dalam tahun 1980, para Pengarah membuat penilaian semula ke atas tanah pegangan milik bebas ini kepunyaan Syarikat dan salah sebuah syarikat subsidiarinya yang dipegang sebagai harta tanah, loji dan peralatan berdasarkan penilaian professional bebas menurut asas nilai pasaran terbuka.

Location And Year Of Acquisition / Lokasi Dan Tahun Pembelian	Hectares / Hektar	Tenure / Hakmilik	Land Use / Kegunaan	Age of Building / Umur Bangunan	Net Book Value / Nilai Buku Bersih RM million / RM juta
11. Bukit Lanchong 1992	23.74	Freehold Pegangan Bebas	Property development in progress Pembangunan harta tanah sedang dijalankan		26.33
12. Bukit Lanchong 1992	86.63	Freehold Pegangan Bebas	Property development in progress Pembangunan harta tanah sedang dijalankan		61.74
13. Seafield Estate 1995	3.17	Freehold Pegangan Bebas	Property development in progress Pembangunan harta tanah sedang dijalankan		3.86
14. Seafield Estate 1995	32.70	Freehold Pegangan Bebas	Land held for township development Tanah yang dipegang untuk pembangunan bandar		58.67
SELANGOR DARUL EHSAN Mukim of Kapar, District of Kelang					
15. Jalan Acob Estate 1995	1,401.72	Freehold Pegangan Bebas	Estate Perladangan		113.35
PAHANG DARUL MAKMUR Mukim of Tras, District of Raub					
16. Jalan Girdle, Fraser's Hill 1982	0.71	Leasehold (due for expiry) 2042 Pegangpajak (tamat tempoh pada) 2042	Holiday bungalow/ Banglo percutian	20 years tahun	0.40
JOHOR DARUL TAKZIM Mukim of Plentong, District of Johor Bahru					
17. Taman Pasir Putih 1984	79.27	Freehold Pegangan Bebas	Land held for township development Tanah yang dipegang untuk pembangunan bandar		17.65

I/We* ....
Saya/Kami * (BLOCK LETTERS / HURUF BESAR)

of ....
beralamat
.... Telephone No. ....
Being a member/members of Sime UEP Properties Berhad hereby appoint* the Chairman of the Meeting, or
Sebagai ahli/ahli-ahli Sime UEP Properties Berhad dengan ini melantik* Pengerusi Mesyuarat, atau

.... ** and/or ** dan/atau ....
as my/our proxy/proxies to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held in Subang Jaya on Thursday, 19 October 2006 and at any adjournment thereof.
Sebagai proksi saya/kami untuk menghadiri dan mengundi bagi pihak saya/kami di Mesyuarat Agung Tahunan Syarikat yang akan diadakan di Subang Jaya pada hari Khamis, 19 Oktober 2006 dan pada sebarang penangguhannya.

Resolution Resolusi		For Menyokong	Against Menentang
No. 1	Receipt of Directors' Report and Financial Statements Penerimaan Laporan Pengarah dan Penyata Kewangan		
No. 2	Declaration of Ordinary Final Dividend Pengumuman Dividen Akhir Biasa		
No. 3	Election of Director Pemilihan Pengarah Datuk Khatijah binti Ahmad		
No. 4	Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid		
No. 5	Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob		
No. 6	Dato' Zolkapli @ Zulkifli bin Sharif		
No. 7	Re-appointment of Auditors Perlantikan Semula Juruaudit		
No. 8	Proposed Shareholders' Mandate For Recurrent Related Party Transactions Cadangan Mandat Pemegang Saham untuk Urusniaga Pihak Berkaitan Yang Berulang		

The proportion of my/our holding to be represented by my/our proxies are as follows :
Jumlah bilangan pegangan saham saya/kami yang akan diwakili oleh proksi saya/kami adalah seperti berikut :

First proxy/Proksi Pertama	%
Second proxy/Proksi Kedua	%
Total/Jumlah	100%

Date/Tarikh:........................... 2006 Signature/Tandatangan: ....

* If you do not wish to appoint the Chairman of the Meeting as your proxy/one of your proxies, please strike out the words "the Chairman of the Meeting" and insert the name(s) of the proxy/proxies you wish to appoint in the blank space provided.
** Please delete as applicable.
* Jika Pengerusi Mesyuarat tidak dilantik sebagai proksi/salah seorang proksi, perkataan "Pengerusi Mesyuarat" hendaklah dipotong dan memasukkan nama proksi/proksi-proksi yang telah dilantik ditempat kosong yang disediakan.
** Potong yang tidak berkenaan.

Notes :
1. This proxy form, duly signed, must be deposited at the office of the Share Registrar of the Company listed on the reverse side of this form not less than 48 hours before the time fixed for the meeting.
2. A corporation must complete this proxy form under its common seal or under the hand of a duly authorised officer or attorney. A proxy need not be a member of the Company. Where a member appoints more than one (1) proxy, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.
3. The signature of any joint holder is sufficient.
4. Unless voting instructions are indicated in the spaces provided above, the proxy may vote as the proxy thinks fit.

Nota :
1. Borang proksi yang telah ditandatangani mestilah disampaikan kepada pejabat Pendaftar Saham Syarikat yang disenaraikan di muka belakang borang ini tidak lewat dari 48 jam sebelum waktu yang ditetapkan untuk mesyuarat.
2. Sebuah perbadanan mestilah menyempurnakan borang perlantikan proksi ini dibawah meteri perbadanan atau ditandatangani oleh seorang pegawai atau peguam yang diberi kuasa untuk berbuat demikian. Seorang proksi tidak semestinya seorang ahli Syarikat. Dimana ahli Syarikat melantik lebih dari seorang proksi, perlantikan itu tidak sah melainkan ahli Syarikat menentukan jumlah saham yang akan diwakili oleh setiap proksi. Suratcara perlantikan seseorang proksi akan dianggap sebagai memberi kuasa untuk meminta atau bersama meminta pengundian "poll".
3. Tandatangan salah seorang daripada pemegang saham bersama adalah memadai.
4. Melainkan arahan pengundian telah ditandakan di ruang-ruang yang disediakan di atas, seorang proksi boleh mengundi mengikut apa yang difikirkan sesuai.

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POSTAGE
BAYARAN POS

THE SHARE REGISTRAR
PENDAFTAR SAHAM
Epsilon Registration Services Sdn Bhd
(Company No. 629261-T)

312, 3rd Floor
Block C, Kelana Square
17, Jalan SS 7/26
47301 Petaling Jaya
Selangor Darul Ehsan

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